

Sysco Corporation
2018 Proxy Statement

Table of Contents

LETTER FROM OUR CEO AND CHAIRMAN

Dear Sysco Stockholder,

We are pleased to invite you to attend our 2018 Annual Meeting of Stockholders on Friday, November 16, 2018, at 10:00 a.m. Central Time. The Meeting will be held at the Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024.

Our stockholder meeting is an opportunity for our Board of Directors and senior leadership to provide an update on key developments at Sysco over the past year and respond directly to your questions. By participating in our stockholder meeting, you play an active role in the future of your company. We encourage you to vote by telephone, internet, or by signing and mailing the attached proxy card.

In fiscal 2018, the solid execution of our customer-first strategy helped us deliver excellent financial results. Sales grew 6.1% to $58.7 billion. Gross profit dollar growth outpaced adjusted operating expense growth, and we grew operating income by 13.4 percent to $2.3 billion.

Our performance in fiscal 2018 contributed to the successful delivery of our 2016-2018 three-year plan financial objectives, including exceeding our target for operating income improvement. Additionally, we built a strong foundation to help us achieve our current 2018-2020 plan goals. We recognize that in order to build upon our recent strong financial performance, we must continue to evolve our business. We recently outlined four strategic priorities, which we believe will serve as the roadmap for additional value creation and acceleration of the current growth of the company.

1. *Enriching the customer experience* – Creating the right solutions and services to help our customers be successful and drive additional customer loyalty
2. *Delivering operational excellence* – Leveraging our size and scale to increase levels of productivity across the enterprise
3. *Optimizing the business* – The "Sysco Way" mindset; how we are structuring our work to bring incremental value to our customers with a different way of thinking
4. *Activating the power of our people* – Improving upon our strong performance culture to enable our 67,000 associates, who help us win in the marketplace each and every day

Sysco lives "At the Heart of Food and Service," with passion and innovation. We look forward to fiscal 2019 and remain committed to meeting and exceeding our customers' expectations, while creating value for our shareholders.

On behalf of our Board of Directors and all of our associates, thank you for your continued trust and support in Sysco.





Tom Bené, President and Chief Executive Officer

Jackie Ward, Chairman of the Board







1390 Enclave Parkway
Houston, Texas 77077-2099

Notice of Annual Meeting of Stockholders

November 16, 2018

10:00 a.m.

The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024

The Annual Meeting of Stockholders of Sysco Corporation, a Delaware corporation, will be held on Friday, November 16, 2018, at 10:00 a.m. at The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024, for the following purposes:

1. To elect as directors the twelve nominees named in the attached proxy statement to serve until the Annual Meeting of Stockholders in 2019;
2. To approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan;
3. To hold an advisory vote to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;
4. To ratify the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2019;
5. To consider a stockholder proposal, if properly presented at the meeting, regarding a policy limiting accelerated vesting of equity awards upon a change in control; and
6. To transact any other business as may properly be brought before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on September 17, 2018, will be entitled to receive notice of and to vote at the Annual Meeting. For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. You may inspect a list of stockholders of record at the company's headquarters during regular business hours during the 10-day period before the Annual Meeting. You may also inspect this list at the Annual Meeting.

October 5, 2018

Houston, Texas

By Order of the Board of Directors
Russell T. Libby
Executive Vice President, Administration and Corporate Secretary

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement.

2018 Annual Meeting of Stockholders

- Date and Time: Friday, November 16, 2018 at 10:00 a.m.
- Location: The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024
- Record Date: September 17, 2018

Voting Matters and Board Recommendations

	Our Board Vote Recommendation
Election of Twelve Director Nominees (page 23)	FOR each Director Nominee
Approve the Adoption of the Sysco Corporation 2018 Omnibus Incentive Plan (page 81)	FOR
Advisory Vote on Executive Compensation (page 90)	FOR
Ratification of Independent Registered Public Accounting Firm (page 93)	FOR
Stockholder Proposal (page 94)	AGAINST

Business Highlights

For more detail please see our Annual Report on Form 10-K ("Form 10-K") filed with the Securities and Exchange Commission (the "SEC"). Our discussion below of our results includes certain non-GAAP financial measures that we believe provide important perspective with respect to underlying business trends. Any non-GAAP financial measures will be denoted as adjusted measures and exclude the impact from: (1) expenses associated with our revised business technology strategy announced in fiscal 2016, as a result of which we incurred costs to convert to a modernized version of our established platform as opposed to completing the implementation of an Enterprise Resource Planning (ERP) system; (2) professional fees related to our three-year strategic plans; (3) restructuring expenses within our Brakes Group operations; (4) severance charges related to restructuring; and (5) foreign non-income based taxes. In addition, fiscal 2018 results of operations are impacted by business technology transformation initiative costs, facility closure charges, multiemployer pension (MEPP) withdrawal charges and debt extinguishment charges, which are also excluded from our non-GAAP financial measures.

The non-GAAP financial measures presented also exclude the impact of the following acquisition-related items: (1) intangible amortization expense and (2) integration costs. All acquisition-related costs in fiscal 2018 and 2017 that have been excluded relate to the fiscal 2017 acquisition of Cucina Lux Investments Limited (the Brakes Acquisition), discussed in Note 4, "Acquisitions." The Brakes Acquisition also resulted in non-recurring tax expense in fiscal 2017, primarily from non-deductible transaction costs.

The non-GAAP financial measures presented further exclude certain impacts of the Tax Cuts and Jobs Act of 2017 (the Tax Act) enacted on December 22, 2017. The impact for fiscal 2018 includes: a provisional estimate of a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries and a net benefit from remeasuring Sysco's accrued income taxes, deferred tax liabilities and deferred tax assets due to the changes in tax rates. Other tax-related items impacting results of operations include foreign withholding taxes on repatriated earnings, net of foreign tax credits, and a benefit from contributions made to fund Sysco's tax-qualified United States (U.S.) pension plan (the U.S. Retirement Plan).

The fiscal 2018 and fiscal 2017 items described above and excluded from our non-GAAP measures are collectively referred to as "Certain Items." In addition, our adjusted return on invested capital performance targets, as measured for purposes of our performance share units

and cash performance units, were established prior to the Brakes Acquisition. Accordingly, the results used for determining payouts excluded the Brakes Acquisition to adjust for the accumulation of debt incurred for the Brakes Acquisition that would not have been borrowed absent this acquisition.

More information on the rationale for the use of these measures can be found in our Form 10-K on pages 27-33 and reconciliations to GAAP numbers can be found in Annex I - Non-GAAP Reconciliations.

The overall macroeconomic trends continue to be positive in the U.S., and the underlying economic picture remains encouraging, including a strong employment market. This has resulted in a healthy consumer that is helping to drive a positive trend in restaurant sales. We also see continued growth with local customers, as they increase their reach through flexible menus, innovative concepts and additional delivery options to reach consumers. The U.K market continues to experience acute product inflation in the mid-to-high single digits. Throughout fiscal 2018, we improved our customer experience through enhanced service levels, improved sales retention and higher customer loyalty, enhanced associate engagement through improved workplace safety and improved associate retention through attractive career growth opportunities. These were all key targeted steps towards achieving our initial three-year plan financial objectives.

Comparison of our results from fiscal 2018 to fiscal 2017:

- Sales increased 6.1%, or $3.4 billion, to $58.7 billion;
- Operating income increased 13.4%, or $275.8 million, to $2.3 billion; adjusted* operating income increased 8.4%, or $196.5 million, to $2.5 billion;
- Net earnings increased 25.2%, or $288.3 million, to $1.4 billion; adjusted* net earnings increased 22.1%, or $300.8 million, to $1.7 billion;
- Basic earnings per share increased 30.5%, or $0.64, to $2.74 from the comparable prior year amount of $2.10 per share; and
- Diluted earnings per share increased 29.8%, or $0.62, to $2.70 from the comparable prior year amount of $2.08 per share; adjusted* diluted earnings per share were $3.14 in fiscal 2018, a 26.6% increase from the comparable prior year amount of $2.48 per share.

* See Annex I - "Non-GAAP Reconciliations" for an explanation of these non-GAAP financial measures.

Governance Highlights (page 15)

BOARD COMPOSITION AND ACCOUNTABILITY:

Board Leadership
- Our independent Chairman of the Board, Ms. Ward, will retire from the Board on the date of the Annual Meeting
- In September 2018, our Board elected Mr. Bené as the Company's Chairman of the Board, President and Chief Executive Officer, succeeding Ms. Ward as Chairman of the Board, effective upon the adjournment of the Annual Meeting
- Prior to the Annual Meeting, the independent directors intend to elect an independent Lead Director, effective concurrently with Mr. Bené's succession as Chairman
- Each Board committee is chaired by an independent director

Board Refreshment & Director Tenure Policy
- Established 15-year limit on director tenure
- Elected to the Board five new independent directors – Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017) and Mr. Hinshaw (in April 2018)
- Ms. Ward and Mr. Tilghman are not standing for re-election at the Annual Meeting, and we expect Mr. Cassaday to retire in 2019

CEO Succession
- In January 2018, Mr. Bené succeeded Mr. DeLaney as CEO

Board Evaluations
- Annual board and committee self-evaluations that aim to increase board effectiveness and inform future board refreshment efforts
- 360-degree individual director performance evaluations of selected directors for fiscal 2018

Director Independence
- At least a majority of our directors must meet the NYSE criteria for independence, as well as the additional criteria set forth in the Corporate Governance Guidelines
- All members of the Audit, Compensation and Corporate Governance and Nominating Committees must be independent under the applicable NYSE and SEC standards
- All director nominees, other than the CEO, are independent under these standards (representing 92%)

Annual Elections
- All of our directors are elected annually

Director Overboarding Policy
- Non-employee directors should generally not serve on more than four (4) additional public-company boards of directors

Change in Occupation
- Director who materially changes principal occupation or business association is required to tender offer to resign to Chairman of the Board and Chairman of the Corporate Governance and Nominating Committee

Risk Oversight
- Board works through senior management and its committees to exercise oversight of the enterprise risk management process

STOCKHOLDER RIGHTS:

Proxy Access
- Stockholders who have beneficially owned 3% or more of our outstanding common stock continuously for at least 3 years (as of the time of submission of the nomination) may nominate a number of director nominees equal to the greater of 2 or 20% (rounded down) of the total number of directors constituting our Board, subject to applicable limitations and procedural requirements

Right to Call Special Meeting
- Stockholders holding at least 25% of our outstanding common stock have the right to call a special meeting of stockholders, subject to applicable limitations and procedural requirements

Action by Written Consent
- Stockholders having at least the minimum voting power required to take a corporate action may do so by a written consent in lieu of calling a stockholders meeting

Majority Voting Standard
- Each of our directors is elected by a majority of votes cast in an uncontested election
- Any incumbent director failing to receive more "for" than "against" votes is required to tender his or her offer to resign to the Board

Single Voting Class
- We have only one class of stock, common stock, that is entitled to vote on the election of directors and other matters submitted to a vote of stockholders

Stockholder Engagement
- Regular engagement with our stockholders regarding matters of corporate governance
- Participation by Ms. Ward, our Chairman of the Board, and Mr. Glasscock, the Chair of our Corporate Governance and Nominating Committee

No Poison Pill
- We do not have a poison pill or similar stockholder rights plan

Important Dates for 2018 Annual Meeting of Stockholders (page 96)

- If you would like to present a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at our 2019 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 7, 2019. If the date of our 2019 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive proposals.

- If you want to present business at our 2019 Annual Meeting outside of the stockholder proposal rules of Rule 14a-8 of the Exchange Act and, instead, pursuant to Article I, Section 8 of the Company's Bylaws, the Corporate Secretary must receive notice of your proposal by August 18, 2019, but not before July 9, 2019, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote.

Current Members of Our Board of Directors and Board Nominees (page 27)

Name	Age	Director since	Experience	Independent	Committee Memberships[1]	Other Public Company Boards
Thomas L. Bené	56	January 2018	President and Chief Executive Officer	No	Executive	
Daniel J. Brutto	62	September 2016	Former President, UPS International and Senior Vice President, United Parcel Service, Inc.	Yes	Compensation CSR* Executive	• Illinois Tool Works Inc.
John M. Cassaday	65	November 2004	Former President, CEO and director of Corus Entertainment Inc.	Yes	Compensation* CG&N Executive	• Manulife Financial Corporation • Sleep Country Canada Holdings Inc.
Joshua D. Frank	39	August 2015	Partner of Trian Fund Management L.P.	Yes	Audit Compensation	
Larry C. Glasscock	70	September 2010	Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc.	Yes	Compensation CG&N* Executive	• Simon Property Group, Inc. • Zimmer Biomet Holdings, Inc.
Bradley M. Halverson	58	September 2016	Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc.	Yes	Audit Compensation	
John M. Hinshaw	48	April 2018	Former Executive Vice President, Technology and Operations of Hewlett Packard Enterprises	Yes	Audit	• The Bank of New York Mellon Corporation • DocuSign, Inc.
Hans-Joachim Koerber	72	January 2008	Former chairman and CEO of METRO Group (Germany)	Yes	Audit CSR	• Eurocash SA
Nancy S. Newcomb	73	February 2006	Former Senior Corporate Officer, Risk Management, of Citigroup	Yes	Audit CSR	
Nelson Peltz	76	August 2015	Chief Executive Officer and a Founding Partner of Trian Fund Management L.P.	Yes	CG&N	• The Madison Square Garden Company • Procter & Gamble • The Wendy's Company
Edward D. Shirley	61	September 2016	Former President and Chief Executive Officer of Bacardi Limited	Yes	Audit CG&N	
Sheila G. Talton	65	September 2017	President and Chief Executive Officer of Gray Matter Analytics	Yes	CSR CG&N	• Deere & Company • OGE Energy Corp. • Wintrust Financial Corporation
Richard G. Tilghman[2]	78	November 2002	Former Vice Chairman and Director of SunTrust Banks	Yes	Audit* Executive	
Jackie M. Ward[2][3]	80	September 2001	Former Chairman, President and CEO of Computer Generation Incorporated	Yes	Compensation CG&N Executive*	• Sanmina-SCI Corporation

(1) Full committee names are as follows:

Audit – Audit Committee   CG&N – Corporate Governance and Nominating Committee   Executive – Executive Committee

Compensation – Compensation Committee   CSR – Corporate Social Responsibility Committee   * Denotes committee chairperson

(2) Mr. Tilghman and Ms. Ward are not standing for re-election.

(3) Ms. Ward currently serves as the Chairman of the Board. For more details see page 15.

Executive Compensation

Philosophy and Principles (page 45)

Our executive compensation plans directly link a substantial portion of annual pay to Sysco's performance. These plans are designed to deliver highly competitive compensation for superior company performance. Likewise, when company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. However, the Committee tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers who compete with us for talent.

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

- **Pay for Performance:** Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;

- **Competitiveness and Retention:** Provide a competitive pay opportunity that attracts and retains the highest quality professionals;

- **Accountability for Short- and Long-Term Performance:** Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and

- **Alignment with Stockholders' Interests:** Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

Target Pay Mix (page 43)

The information in the charts below should be read in connection with the explanatory information contained on pages 43-44, and is qualified in its entirety by reference to such explanatory information.



TARGET COMPENSATION MIX - FY 2018
(consisting of base salary, annual incentive award & long-term incentives)

CEO

87.0% Performance Linked
18.0%
13.0%
14.3%
LTI: 68.9%
21.4%
33.2%

OTHER CURRENT NEOs (AVERAGE)

79.6% Performance Linked
20.4%
20.4%
23.2%
LTI: 59.2%
36.0%

ANNUAL COMPENSATION
- ● Salary
- ● MIP Annual Incentive Award

LONG-TERM INCENTIVES
- ● Stock Options Awarded
- ● Restricted Stock Units Awarded[1]
- ● Performance Share Units Awarded

1   *Represents a one-time, promotional long-term incentive award of time-based restricted stock units to Mr. Bené in February 2018 in connection with his promotion to President and CEO. For discussion of the compensation adjustments for Mr. Bené in connection with the transition and appointment to CEO, see "Executive Compensation – CEO Succession Compensation Arrangements – Compensation Adjustments for Mr. Bené."*

Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
October 5, 2018

PROXY STATEMENT

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials, which include this 2018 Proxy Statement, the proxy card for the 2018 Annual Meeting of Stockholders (the "Annual Meeting") and our Annual Report on Form 10-K for fiscal 2018, because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. Unless the context otherwise requires, the terms "we," "our," "us," the "Company" or "Sysco," as used in this proxy statement, refer to Sysco Corporation. Our Annual Meeting will be held on Friday, November 16, 2018, at 10:00 a.m. at The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024.

At the close of business on September 17, 2018, there were 520,689,279 shares of Sysco Corporation common stock ("Common Stock") outstanding and entitled to vote at the Annual Meeting. All of our current directors and executive officers (23 persons) beneficially owned, directly or indirectly, an aggregate of 41,009,622 shares, which was approximately 7.88% of our outstanding Common Stock as of September 17, 2018.

Only owners of record of shares of Common Stock as of the close of business on the record date, September 17, 2018, are entitled to notice of, and to vote at the Annual Meeting or at any adjournments or postponements of the Annual Meeting. Each owner of record is entitled to one vote for each share owned on the record date on each matter presented at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. What is a proxy statement and what is a proxy?

A proxy statement is a document that Securities and Exchange Commission (the "SEC") regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2018 Annual Meeting of Stockholders. These three officers are Thomas L. Bené, Joel T. Grade and Russell T. Libby.

2. Why did I receive a one-page notice (the "E-Proxy Notice") in the mail regarding the Internet availability of proxy materials instead of a full printed set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials, including our annual report to stockholders, to each stockholder of record, we now generally furnish proxy materials, including our annual report to stockholders, to our stockholders on the Internet. Unless you have previously signed up to receive your materials in paper, you will receive a document entitled *Notice of Internet Availability of Proxy Materials* (which we refer to as the "E-Proxy Notice") and will not receive a printed copy of the proxy materials or the annual report to stockholders (unless you specifically request them). Instead, the E-Proxy Notice will instruct you as to how you may use the Internet to access and review all of the important information contained in the proxy materials, including our annual report to stockholders.

The E-Proxy Notice also instructs you as to how you may submit your proxy on the Internet. Instructions for requesting printed proxy materials are included in the E-Proxy Notice. E-Proxy Notices are distributed by mail, unless you previously signed up to receive your proxy materials electronically, in which case it will be emailed to you. Set forth below is a summary of delivery methods.

- *Stockholders who previously signed up to Receive Proxy Materials Electronically:* If you previously signed up to receive proxy materials electronically, we will send the E-Proxy Notice to you via e-mail, to the last e-mail address you have supplied to us. We will e-mail electronic E-Proxy Notices on or about **October 5, 2018**.

- *Stockholders who previously signed up to Receive Future Proxy Materials in Printed Format by Mail:* If you previously submitted a valid election to receive all proxy materials in printed format, then we will send you a full set of printed proxy materials, including our annual report to stockholders. We will begin mailing these materials on or about **October 5, 2018**.
- *All other Stockholders:* If you have not submitted any elections, we will send you a printed E-Proxy Notice by mail. We will begin mailing E-Proxy Notices on or about **October 5, 2018**.

Receiving Future Proxy Materials Electronically and Receiving the E-Proxy Notice by e-mail: If you previously elected to receive your proxy materials in printed format, but would like to receive an E-Proxy Notice only and use the Internet to access proxy materials, please visit *http://enroll.icsdelivery.com/syy* for additional information. This would significantly reduce our printing and postage costs and eliminate bulky paper documents from your personal files. To receive your E-Proxy Notice by e-mail, please visit *http://enroll.icsdelivery.com/syy* for additional information.

3. What is the difference between holding shares as a stockholder of record and as a beneficial stockholder?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name with the Company's registrar and transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered a "stockholder of record" with respect to those shares.

If your shares are held through a brokerage account, bank, trust or other nominee as custodian on your behalf, you are considered the "beneficial owner" or "street name holder" of those shares. See questions 5, 6 and 9 below for important information for beneficial owners.

4. How do I vote?

You may vote your shares as follows:

- **In person at the Annual Meeting.** All stockholders of record may vote in person at the meeting. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 6 below.
- **By telephone or Internet** (see the instructions at *www.ProxyVote.com*). All stockholders of record may also vote by touchtone telephone from the U.S., Puerto Rico and Canada, using the toll-free telephone number on the proxy card, or through the Internet, using the procedures and instructions described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will include the instructions

with the proxy materials. Stockholders of record may also vote through the Internet via our stockholders forum located at *www.ProxyVote.com*. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been recorded properly.

- **By Written Proxy.** All stockholders of record can vote by written proxy card. If you received a printed copy of these proxy materials by mail, you may vote by signing, dating and mailing the enclosed proxy card. If you received an E-Proxy Notice, see question 2 above for instructions on obtaining a printed copy of these proxy materials, including a proxy card. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other intermediary.

5. How do I attend the meeting in person? What do I need to bring?

You need to bring documentation showing that you owned Common Stock on the record date, September 17, 2018. **You also will need to bring a photo ID to gain admission**. Please note that cameras, sound or video recording equipment or other similar equipment, large bags, briefcases or packages may not be allowed in the meeting room. If you are a beneficial owner, bring the notice or voting instruction form you

received from your bank, brokerage firm or other nominee for admission to the meeting. You also may bring your brokerage statement reflecting your ownership of Common Stock as of September 17, 2018 with you to the meeting. **Please note that you will not be able to vote your shares at the meeting without a legal proxy, as described in the response to question 6 below.**

6. How can I vote at the meeting if I am a beneficial owner?

You will need to ask your broker, bank or other intermediary to furnish you with a legal proxy. You will need to bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not receive the legal proxy in time, you can follow the procedures described in the response to question 5 above to

gain admission to the meeting. However, you will not be able to vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting. Please note that, if you request a legal proxy, any previously executed proxy will be revoked and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

7. What are my voting choices for each of the proposals to be voted on at the Annual Meeting?

Proposal	Voting Choices and Board Recommendation
Item 1: **Election of Twelve Director Nominees**	• vote in favor of all nominees; • vote against all nominees; • vote for or against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. The Board recommends a vote **FOR** each of the nominees.
Item 2: **Approve the Adoption of the Sysco Corporation 2018 Omnibus Incentive Plan**	• vote in favor of the Sysco Corporation 2018 Omnibus Incentive Plan; • vote against the Sysco Corporation 2018 Omnibus Incentive Plan; or • abstain from voting on the proposal. The Board recommends a vote **FOR** the approval of the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan.
Item 3: **Advisory Proposal to Approve Executive Compensation**	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. The Board recommends a vote **FOR** the advisory proposal to approve executive compensation.
Item 4: **Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm**	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. The Board recommends a vote **FOR** the ratification.
Item 5: **Stockholder proposal, if properly presented at the meeting, regarding a policy limiting accelerated vesting of equity awards upon a change in control**	• vote in favor of the stockholder proposal; • vote against the stockholder proposal; or • abstain from voting on the stockholder proposal. The Board recommends a vote **AGAINST** the stockholder proposal.

8. What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy?

Stockholders should specify their choices for each matter on the proxy card. If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. If no specific instructions are given, proxies that are signed and returned will be voted:

- **FOR** the election of the twelve nominees for director;
- **FOR** the approval of the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan;
- **FOR** the approval of the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;
- **FOR** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal 2019; and
- **AGAINST** the stockholder proposal regarding a policy limiting accelerated vesting of equity awards upon a change in control.

Proxies will be voted in the discretion of the proxy holders on any other matter that may properly come before the Annual Meeting.

9. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of directors, the proposal to approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan, the advisory proposal to approve executive compensation and the stockholder proposal are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from the beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

10.   What can I do if I want to revoke or change my vote?

You may revoke or change your proxy at any time prior to the completion of voting at the Annual Meeting by:

- delivering written notice of revocation to Sysco's Corporate Secretary in time for him to receive it before the Annual Meeting;
- voting again by telephone, Internet or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or
- voting in person at the Annual Meeting.

The last vote that we receive from you will be the vote that is counted.

11.   Is there a quorum requirement?

A quorum is necessary to hold a valid meeting. A quorum will exist if the holders of at least 35% of all the shares entitled to vote at the meeting are present in person or by proxy. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain broker non-votes as to one or more items.

12.   What votes are necessary for action to be taken?

Sysco's Bylaws and Corporate Governance Guidelines include a majority vote standard for uncontested director elections. Since the number of nominees timely nominated for the Annual Meeting does not exceed the number of directors to be elected, each director to be elected shall be elected if the number of votes cast "for" election of the director exceeds those cast "against." Any incumbent director who is not re-elected will be required to tender his or her resignation promptly following certification of the stockholders' vote. The Corporate Governance and Nominating Committee will consider the tendered resignation and recommend to the Board of Directors whether to accept or reject the resignation offer, or whether other action should be taken. The Board will act on the recommendation within 120 days following certification of the stockholders' vote and will promptly make a public disclosure of its decision regarding whether to accept the director's resignation offer.

Pursuant to Sysco's Bylaws, the affirmative vote of a majority of the votes cast, either for or against, is required for the approval of:

- the proposal to approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan;
- the non-binding, advisory proposal to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K;
- the ratification of the appointment of the independent registered public accounting firm; and

- the stockholder proposal, if properly presented at the meeting, regarding a policy limiting accelerated vesting of equity awards upon a change in control.

As an advisory vote, the proposal to approve executive compensation (Item 3) is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

In light of the stockholder recommendation at Sysco's 2017 Annual Meeting of Stockholders regarding the frequency of the stockholder advisory votes on executive compensation, it is the current intention of the Sysco Board of Directors to conduct an annual stockholder advisory vote on executive compensation until the next required vote on the frequency of stockholder advisory votes on executive compensation that will occur at our 2023 Annual Meeting of Stockholders.

Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals. Abstentions will be disregarded with respect to the election of directors and all of the other proposals, except the proposal to approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan. NYSE rules require that the proposal to approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan receive a majority of the votes cast, including shares voted "for" and "against" and abstentions. Accordingly, abstentions will count as votes "against" with respect to this proposal.

13.   Who will count votes?

We will appoint one or more Inspectors of Election who will determine the number of shares outstanding, the voting power of each, the number of shares represented at the Annual Meeting, the existence of a quorum and whether or not the proxies and ballots are valid and effective.

The Inspector(s) of Election will determine, and retain for a reasonable period, a record of the disposition of any challenges and questions arising in connection with the right to vote, and will count all votes and ballots cast for and against and any abstentions or broker non-votes with respect to all proposals and will determine the results of each vote.

14.   How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting authority and has not received voting instructions from the beneficial owner. Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals, and abstentions will be disregarded with respect to the election of directors and all other proposals, except the proposal to approve the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan, with respect to which abstentions will count as votes "against" the proposal, as described in the response to question 12 above.

15.   How are proxies solicited and what are the costs of proxy solicitation?

We will pay all of the cost of solicitation of proxies including preparing, printing and mailing this proxy statement and the E-Proxy Notice. Solicitation may be made personally or by mail, telephone or electronic data transfer by officers, directors and employees of the Company (who will not receive any additional compensation for any solicitation of proxies).

We will also authorize banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of proxy materials and will reimburse them for their costs in sending the materials. We have retained Georgeson Shareholder Communications to help us solicit proxies from these entities and certain other stockholders, in writing or by telephone, at an estimated fee of $12,000 plus reimbursement for their out-of-pocket expenses.

16.   Will any other matters be presented at the Annual Meeting?

We do not know of any matter that will be presented at the Annual Meeting other than the election of directors and the other proposals discussed in this proxy statement. However, if any other matter is properly presented at the Annual Meeting, your proxies will vote on such matter in their best judgment.

17.   Where can I access the Annual Report?

We will furnish additional copies of our annual report to stockholders, which includes our Annual Report on Form 10-K, without exhibits, for the year ended June 30, 2018, as filed with the Securities and Exchange Commission (the "Form 10-K"), for no charge, upon your written request if you are a record or beneficial owner of Sysco Corporation Common Stock whose proxy we are soliciting in connection with the Annual Meeting.

Please address requests for a copy of the Form 10-K to the Investor Relations Department, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099. The Form 10-K is also available on our website under "Investors— SEC Filings – Annual Reports" at *www.sysco.com*.

18.   What is Householding and where can I get additional copies of proxy materials?

If you share the same last name and address with another Sysco stockholder, you and the other stockholders at your address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail, unless contrary instructions are provided from any stockholder at that address. This is referred to as "householding." If you prefer to receive multiple copies of the E-Proxy Notice and any other proxy materials that we mail, at the same address, additional copies will be provided to you promptly upon written or oral request, and if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address requests for a copy of the E-Proxy Notice and other proxy materials to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, or call Broadridge at (866) 540-7095.

19.   Will the Company announce the voting results?

We will announce the preliminary voting results at the Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

20.   Does the Company have a policy about Directors' attendance at the Annual Meeting of Stockholders?

It is the Board's policy that Directors attend the Annual Meeting, to the extent practicable. All Directors who were in office at that time, attended the annual meeting of stockholders held in November 2017.

CORPORATE GOVERNANCE

We believe good corporate governance is critical to achieving business success. The Board has adopted certain documents, referred to herein as our Governance Documents, to provide a general framework for the Company and reflect our commitment to sound governance practices, including:

- Sysco's bylaws;
- the Corporate Governance Guidelines;
- the Charters of the Board's committees; and
- the Global Code of Conduct.

These Governance Documents outline the functions of the Board, each of the Board's committees, director responsibilities, and various processes and procedures designed to ensure effective and responsive governance.

The Corporate Governance Guidelines comply with the listing standards of the NYSE and include guidelines for determining director independence and qualifications. These guidelines define qualities and characteristics utilized in evaluating if an existing Board member or candidate meets the qualifications for service as a Sysco Board member. Additionally, diversity, skills, experience and time available for service (including consideration of other board service) are all important considerations. The Corporate Governance and Nominating Committee regularly reviews the Governance Documents and recommends revisions to the Board from time to time to reflect developments in the law and corporate governance practices.

Copies of the Governance Documents can be accessed from the corporate governance section of the Company's website at "Investors— Corporate Governance" at *www.sysco.com*. These documents will also be provided without charge to any stockholder upon written request to the Corporate Secretary at Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

Board Leadership Structure

In accordance with our Director Tenure Policy, Ms. Ward and Mr. Tilghman are not standing for re-election as members of the Board at the Annual Meeting and will retire from the Board on such date. As a result, the number of directors constituting the Board will be reduced from 14 to 12, effective upon the election of the directors at the Annual Meeting. Ms. Ward will continue to serve as Chairman of the Board until the adjournment of the Annual Meeting.

On September 13, 2018, our Board elected Mr. Bené as the Company's Chairman of the Board, President and Chief Executive Officer, succeeding Ms. Ward as Chairman of the Board, effective upon Ms. Ward's retirement on November 16, 2018, at which time the roles of Chairman and CEO will be combined. With respect to the roles of Chairman and CEO, the Corporate Governance Guidelines provide that the roles may be separated or combined, and the Board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. The Board believes that combining the roles of Chairman and CEO following Ms. Ward's retirement from the Board, together with a separate, strong independent Lead Director, which the independent members of the Board intend to appoint prior to the Annual Meeting, is in the best interest of Sysco and its stockholders and the most effective leadership structure for our more than 67,000 associates. Since the Company was founded in 1969, the Board has combined the Chairman and CEO roles on multiple occasions, including four separate combined Chairmen/CEOs in the period from 1985 to 2009.

In light of Mr. Bené's extensive knowledge and experience at Sysco, along with his outside experience in a variety of areas, including foodservice operations, sales and marketing, leadership development, and corporate strategy, we believe that he is an ideal candidate for the combined Chairman and CEO role. This knowledge and experience will provide Mr. Bené with the insight necessary to work closely with the Board in developing Sysco's strategic priorities, while effectively leading the management team in executing the Company's day-to-day operations.

Although the Board believes that combining the CEO and Chairman roles is appropriate, it also recognizes the importance of maintaining independent oversight of the Board. Accordingly, the independent members of the Board intend to appoint an independent Lead Director pursuant to our Corporate Governance Guidelines prior to the Annual Meeting. The Lead Director will have the following duties and responsibilities, as well as such other duties and responsibilities as are assigned from time to time by the independent directors:

- serving as the primary liaison between the independent directors and the Chairman of the Board, President and CEO;
- reviewing with the Chairman of the Board, President and CEO, and approving, meeting agendas and schedules for meetings of the Board;
- overseeing and approving information and materials sent to the Board;
- presiding at all meetings of the Board at which the Chairman of the Board is not present;
- establishing the agenda for, calling and presiding at all executive sessions of the independent directors;
- upon request by major stockholders, the Chairman of the Board or a majority of the Company's independent directors, being available for consultation and director communication;
- reviewing with the Chairman of the Board the nature and content of director communications in response to inquiries from outside parties; and
- in consultation with the Chairman of the Board, reviewing written communications between directors and officers or employees of the Company.

The independent directors meet regularly in executive session without the CEO or any other member of management present, and in fiscal 2018 met four times. Ms. Ward, as Chairman of the Board, presided over the sessions of the independent directors in fiscal 2018, and the independent Lead Director will preside over these independent director sessions at future meetings.

Board Refreshment

Our Board recognizes the importance of consistent, deliberate Board refreshment and succession planning to ensure that the directors possess a composite set of skills, experience and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities (see "Director Qualifications" below for a discussion of the key qualifications considered by the Corporate Governance and Nominating Committee in evaluating candidates). In order to promote thoughtful Board refreshment, in 2016 our Board adopted a Board refreshment plan, pursuant to which the Board has elected an additional five independent, non-employee directors to the Board, as discussed below.

Director Tenure Policy. In July 2016, our Board, upon the recommendation of our Corporate Governance and Nominating Committee, established our director tenure policy, which provides that no individual who, as of the date of the election to which any nomination relates, will have served as a non-employee director for 15 years will be eligible to be nominated for election or re-election to the Board.

Director Recruitment. Since the adoption of our Board refreshment plan in 2016, our Board has periodically engaged the services of a search firm to assist with identifying and recruiting appropriate director candidates. Several director candidates have been referred by our then current directors and identified by our search firm, and our Board evaluated the skills, experience and qualifications of each candidate in the context of the Board's composition and the Company's strategic priorities. Following consideration of each of these candidates, and in each case upon the unanimous recommendation of our Corporate Governance and Nominating Committee, the Board expanded the size of the Board and elected a total of five new independent, non-employee directors: Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017) and Mr. Hinshaw (in April 2018).

In accordance with the director tenure policy, Ms. Jackie M. Ward and Mr. Richard G. Tilghman are not standing for re-election at the Annual Meeting, and we expect Mr. Cassaday to retire from the Board at the time of the 2019 annual meeting. As our longest-tenured directors retire from the Board, we will continue our director recruitment efforts to help ensure that the size of the Board remains at an appropriate level.

CEO Succession Plan

Effective January 1, 2018, pursuant to our previously announced CEO succession plan, Thomas L. Bené, our then current President and Chief Operating Officer, succeeded William J. DeLaney as President and CEO and became a member of our Board, filling the vacancy resulting from Mr. DeLaney's transition out of those roles effective December 31, 2017. For discussion of the Transition and Retirement Agreement with Mr. DeLaney, see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney," and for discussion of the compensation adjustments for Mr. Bené in connection with his transition and appointment to President and CEO, see "Executive Compensation – CEO Succession Compensation Arrangements – Compensation Adjustments for Mr. Bené."

Stockholder Engagement

Communicating with stakeholders, whether customers, suppliers, employees or stockholders, has always been an important part of how Sysco does business. Beginning in 2015, in furtherance of these efforts, we began a more formal engagement process with our stockholders regarding matters of corporate governance. This engagement process is incremental to our customary participation at industry and investment community conferences, investor road shows and analyst meetings.

At the direction of our Corporate Governance and Nominating Committee, senior leaders and subject matter experts from the Company met with representatives at many of our top institutional stockholders to discuss Sysco's governance practices, executive compensation, compliance programs, and other environmental, social, and governance related matters. Management reported regularly to the Board and the Corporate Governance and Nominating Committee concerning these meetings, including feedback on the concerns and issues raised by our stockholders.

Beginning in fiscal 2016, this engagement program was expanded to include Ms. Ward and Mr. Glasscock, who have each participated in meetings with many of our top institutional stockholders to discuss the same governance and compensation matters described above. Insight gained from engagement discussions remains a key consideration for the Board as it continues to evaluate our corporate governance and executive compensation practices for potential refinement.

We look forward to gaining further insight from our stockholders during future engagements.

Communicating with the Board

Interested parties, including, but not limited to, our stockholders, may communicate with the Chairman of the Board, the independent directors as a group and the individual members of the Board by confidential web submission or by mail. All such correspondence will be delivered to the parties to whom they are addressed. The Board requests that items unrelated to the duties and responsibilities of the Board not be submitted, such as product inquiries and complaints, job inquiries, business solicitations

and junk mail. You may access the form to communicate by confidential web submission in the corporate governance section of Sysco's website under "Investors — Corporate Governance — Contact the Board" at www.sysco.com. You can contact any of our directors by mail in care of the Corporate Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

Board Meetings and Committees

During fiscal 2018, the Board held nine meetings, including four regular meetings and five special meetings, and committees of the Board held a total of 27 meetings. Overall attendance at such meetings was approximately 97%. Each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2018. The Board has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, a Corporate Social

Responsibility Committee, and an Executive Committee. Current copies of the written charters for the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Corporate Social Responsibility Committee and the Executive Committee are published on our website under "Investors — Corporate Governance" at www.sysco.com. The current membership and primary responsibilities of the committees are summarized in the following table.

Committee Name & Current Members	Primary Responsibilities	Fiscal 2018 Meetings
Audit[1][2] Mr. Tilghman (Chair) Mr. Frank Mr. Halverson Mr. Hinshaw Dr. Koerber Ms. Newcomb Mr. Shirley	• Oversees and reports to the Board with respect to various auditing and accounting matters, including the selection of the independent public accountants, the scope of audit procedures, the nature of all audit and non-audit services to be performed by the independent public accountants, the fees to be paid to the independent public accountants, and the performance of the independent public accountants • Oversees and reports to the Board with respect to Sysco's accounting practices and policies • Responsible for assisting the Board with its oversight and monitoring of the Company's risk assessment and risk management policies and processes • Oversees and reports to the Board with respect to compliance with legal and regulatory requirements, corporate accounting, reporting practices and the integrity of the financial statements of the Company	10
Compensation[3][4] Mr. Cassaday (Chair) Mr. Brutto Mr. Frank Mr. Halverson Mr. Glasscock Ms. Ward	• Establishes compensation policies that effectively attract, retain and incentivize executive officers • Establishes and approves all compensation of the CEO and the other senior officers, including the named executive officers • Responsible for the appointment, compensation and oversight of the work of each of the committee's compensation consultants, counsel or other advisers • Oversees the administration of Sysco's qualified and nonqualified benefit plans, incentive compensation plans, equity-based plans and Sysco's group benefit medical plan • Appropriately delegates and oversees compensation and granting authority, except for decisions that impact the compensation of Sysco's CEO and executive officers • Oversees administrative committees or individuals delegated oversight of employee and executive benefit plans • Amends, establishes or terminates any benefit plan that is maintained primarily for the benefit of Sysco's senior officers • Resolves claims under any benefit plan with respect to any senior officer	7
Corporate Governance and Nominating[3] Mr. Glasscock (Chair) Mr. Cassaday Mr. Peltz Mr. Shirley Ms. Talton Ms. Ward	• Proposes directors, committee members and officers to the Board for election or reelection • Oversees the evaluation of management, including the CEO • Reviews the performance of the members of the Board and its committees • Recommends to the Board the annual compensation of non-employee directors • Reviews related party transactions • Reviews and makes recommendations regarding the organization and effectiveness of the Board and its committees, the establishment of corporate governance principles, the conduct of meetings, succession planning and Sysco's Governing Documents • Reviews and makes recommendations regarding changes to Sysco's Global Code of Conduct, periodically reviews overall compliance with the Code and approves any waivers to the Code given to Sysco's executive officers and directors • Monitors compliance with and approves waivers to Sysco's Policy on Trading in Company Securities	7

Committee Name & Current Members	Primary Responsibilities	Fiscal 2018 Meetings
Corporate Social Responsibility Mr. Brutto (Chair) Dr. Koerber Ms. Newcomb Ms. Talton	• Reviews and acts in an advisory capacity to the Board and management with respect to policies and strategies that affect Sysco's role as a socially responsible organization, as well as Sysco's long-term sustainability • Reviews, evaluates, and provides input on the development and implementation of Sysco's Corporate Social Responsibility Strategy, which focuses on three pillars: People, Products and Planet • Reviews philanthropic giving, agriculture programs, and warehouse and transportation initiatives designed to improve the environmental impact of the Company	3
Executive Ms. Ward (Chair) Mr. Bené Mr. Brutto Mr. Cassaday Mr. Glasscock Mr. Tilghman	• Exercises all of the powers of the Board when necessary, to the extent permitted by applicable law	0

(1) Each member of the Audit Committee has been determined by the Board to be independent, as defined in the NYSE's listing standards, Section 10A of the Exchange Act and the Company's Corporate Governance Guidelines. Each member of the Audit Committee is financially literate and the Board has determined that Messrs. Halverson and Tilghman and Ms. Newcomb each meet the definition of an audit committee financial expert as promulgated by the Securities and Exchange Commission. No Audit Committee member serves on the audit committees of more than two other public companies.

(2) Mr. Tilghman is not standing for reelection at the Annual Meeting, and will retire from the Board effective November 16, 2018. The Board currently intends to appoint a successor Chairman of the Audit Committee on or before the date of the Annual Meeting.

(3) Each member of the Compensation Committee and the Corporate Governance and Nominating Committee has been determined by the Board to be independent, as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines.

(4) Except for decisions that impact the compensation of Sysco's CEO, the Compensation Committee is generally authorized to delegate any decisions it deems appropriate to a subcommittee. In such a case, the subcommittee must promptly make a report of any action that it takes to the full Compensation Committee. In addition, the Compensation Committee may delegate to any one or more members of the Board its full equity grant authority with respect to any equity-based grants (other than grants made to officers that are subject to reporting obligations under Section 16 of the Exchange Act); and the Compensation Committee has delegated such authority to Mr. Bené with respect to certain non-executive employees, subject to specified limitations. In carrying out its duties, the Compensation Committee may also delegate its oversight of Sysco's employee and executive benefit plans to any administrative committees of the respective plans or to such officers or employees of Sysco as the Compensation Committee deems appropriate, except that it may not delegate its powers to amend, establish or terminate any benefit plan that is maintained primarily for the benefit of Sysco's senior officers, resolve claims under a benefit plan with respect to any senior officer, or modify the compensation of any senior officer as provided under any nonqualified or executive incentive compensation plan. For a detailed description of the Compensation Committee's processes and procedures for consideration and determination of executive compensation, including the role of executive officers and compensation consultants in recommending the amount and form of executive compensation, see "— Compensation Consultants," and "Compensation Discussion and Analysis."

Annual Board Self-Evaluation

The Board conducts an annual self-evaluation to determine whether the Board and its committees are functioning effectively. As part of the evaluation process, each director completes a Board self-evaluation questionnaire developed by the Corporate Governance and Nominating Committee. The questionnaire responses are compiled and reviewed by outside legal counsel, which provides a summary of the responses, without attribution to any individual director, to the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee. In selected years, the outside legal counsel will also conduct interviews with each director individually. The results of the questionnaires and, if applicable, the interview process are subsequently discussed by the Corporate Governance and Nominating Committee and are then presented to the full Board for review and discussion.

In addition, each Board committee conducts a similar self-evaluation of its performance focused on the committee's key responsibilities. Feedback from the committees' self-evaluations is reviewed by the applicable committee and also presented to the full Board for review and discussion. Key learnings from these Board and committee self-evaluations play an important role in informing the Board's approach to refreshment and succession planning.

Beginning in fiscal 2017, the Board's self-evaluation process was enhanced to include "360 degree" individual director performance reviews, which involved a confidential evaluation of the performance of selected directors by each of his or her fellow directors, key members of senior management and representatives of certain independent, third-party firms that routinely interact with the directors assessed. The feedback from these reviews for fiscal 2018 was compiled and communicated to the directors assessed by the Board's independent, outside legal counsel.

Director Independence

Our Corporate Governance Guidelines require that at least a majority of our directors meet the criteria for independence that the New York Stock Exchange has established for continued listing, as well as the additional criteria set forth in the Guidelines. Additionally, we require that all members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee be independent, that all members of the Audit Committee satisfy the additional requirements of the New York Stock Exchange and applicable rules promulgated under the Exchange Act, and that all members of the Compensation Committee satisfy the additional requirements of the New York Stock Exchange.

Under New York Stock Exchange listing standards, to consider a director to be independent, our Board must determine that he or she has no material relationship with Sysco other than as a director. The standards specify the criteria by which the Board must determine whether directors are independent, and contain guidelines for directors and their immediate family members with respect to employment or affiliation with Sysco or its independent registered public accounting firm.

In addition to the NYSE's standards for independence, our Corporate Governance Guidelines contain categorical standards that provide that the following relationships will not impair a director's independence:

- if a Sysco director is an executive officer of another company that does business with Sysco and the annual sales to, or purchases from, Sysco are less than two percent of the annual revenues of the company for which he or she serves as an executive officer;

- if a Sysco director is an executive officer of another company which is indebted to Sysco, or to which Sysco is indebted, and the total amount of either company's indebtedness to the other is less than two percent of the total consolidated assets of the company for which he or she serves as an executive officer, so long as payments made or received by Sysco as a result of such indebtedness do not exceed the two percent thresholds provided above with respect to sales and purchases; and

- if a Sysco director serves as an officer, director or trustee of a tax-exempt charitable organization, and Sysco's discretionary charitable contributions to the organization are less than two percent of that organization's total annual charitable receipts; Sysco's automatic matching of employee charitable contributions will not be included in the amount of Sysco's contributions for this purpose.

The Board of Directors has reviewed all relevant relationships between those individuals who served as a director at any time during fiscal 2018 (and/or who are nominated for election at the Annual Meeting) and Sysco. The relationships reviewed included those described under "Certain Relationships and Related Person Transactions," and several relationships that did not automatically make the individual non-independent under the NYSE standards or our Corporate Governance Guidelines, either because of the type of affiliation between the director and the other entity or because the amounts involved did not meet the applicable thresholds.

These additional relationships include the following (for purposes of this section, "Sysco", "we," "us" and "our" include our operating companies):

- Mr. Cassaday serves as a director of one of our suppliers;

- Former director Dr. Judith B. Craven, who retired from the Board effective November 17, 2017, serves as a director of one of our suppliers;

- Mr. Frank is a Partner of Trian Fund Management, L.P., which owns approximately 7.2% of Sysco's outstanding common stock;

- Mr. Halverson serves as Treasurer of a charitable organization that is one of our customers; in addition, Mr. Halverson's former employer purchased foodservice products from Sysco in fiscal 2018 for one of its employee cafeterias;

- Mr. Hinshaw serves as a director of one of our suppliers;

- Mr. Peltz is Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P., which owns approximately 7.2% of Sysco's outstanding common stock; he also serves as a director of three Sysco customers and, during fiscal 2018, served as a director of a customer of and supplier to Sysco; and

- An immediate family member of Ms. Talton is an employee of a Sysco service provider who did not work on any Sysco-related matters during fiscal 2018.

After reviewing such information, the Board has determined that each of Mr. Brutto, Mr. Cassaday, Dr. Craven, Mr. Frank, Mr. Glasscock, Mr. Halverson, Mr. Hinshaw, Dr. Koerber, Ms. Newcomb, Mr. Peltz, Mr. Shirley, Ms. Talton, Mr. Tilghman and Ms. Ward has no material relationship with Sysco and is independent under the NYSE standards and the categorical standards set forth in the Corporate Governance Guidelines and described above.

The Board also determined that each of Mr. DeLaney and Mr. Bené, who served as an executive officer of the Company during fiscal 2018, is not independent pursuant to the NYSE independence standards due to such service, and that former director Mr. Jonathan Golden, who retired from the Board effective November 17, 2017, is not independent due to his relationship to Arnall Golden Gregory LLP. See "Transactions with Related Persons" below for further discussion.

The Board has also determined that each member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee is independent. Our Corporate Governance Guidelines also provide that no independent director who is a member of the Audit, Compensation or Corporate Governance and Nominating Committees may receive any compensation from Sysco, other than in his or her capacity as a non-employee director or committee member. The Board has determined that no non-employee director received any compensation from Sysco at any time since the beginning of fiscal 2018, other than in his or her capacity as a non-employee director, committee member, committee chairman or Chairman of the Board.

Certain Relationships and Related Person Transactions

Related Person Transactions Policies and Procedures

The Board has adopted written policies and procedures for review and approval or ratification of transactions with related persons. We subject the following related persons to these policies: directors, director nominees, executive officers, beneficial owners of more than five percent of our stock and any immediate family members of these persons.

We follow the policies and procedures below for any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Sysco was or is to be a participant, the amount involved exceeds $100,000, and in which any related person had or will have a direct or indirect material interest. These policies specifically apply without limitation to purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Sysco of a related person. The Board of Directors has determined that the following do not create a material direct or indirect interest on behalf of the related person, and are, therefore, not related person transactions to which these policies and procedures apply:

- Interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;
- Interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest, other than a general partnership interest, in another entity which is a party to the transaction;
- Interests arising from both the position and ownership level described in the two bullet points above;
- Interests arising solely from the ownership of a class of Sysco's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, such as dividends;
- A transaction that involves compensation to an executive officer if the compensation has been approved by the Compensation Committee, the Board of Directors or a group of independent directors of Sysco performing a similar function; or
- A transaction that involves compensation to a director for services as a director of Sysco if such compensation will be reported pursuant to Item 402(k) of Regulation S-K.

Any of our employees, officers or directors who have knowledge of a proposed related person transaction must report the transaction to our chief legal officer. Whenever practicable, before the transaction goes effective or becomes consummated, the Corporate Governance and Nominating Committee of the Board of Directors will review and approve the proposed transaction in accordance with the terms of this policy. If the chief legal officer determines that it is not practicable to obtain advance approval of the transaction under the circumstances, the Committee will review and, in its discretion may ratify, the transaction at its next meeting. In addition, the Board of Directors has delegated to the Chair of the Committee the authority to pre-approve or ratify, as applicable, any related person transaction in which the aggregate amount involved is expected to be less than $500,000.

In addition, if a related person transaction is ongoing in nature and the Committee has previously approved it, or the transaction otherwise already exists, the Committee will review the transaction during its first meeting of each fiscal year to:

- ensure that such transaction has been conducted in accordance with the previous approval granted by the Committee, if any;
- ensure that Sysco makes all required disclosures regarding the transaction; and
- determine if Sysco should continue, modify or terminate the transaction.

We will consider a related person transaction approved or ratified if the transaction is authorized by the Corporate Governance and Nominating Committee or the Chair, as applicable, in accordance with the standards described below, after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the Committee will review and consider such of the following as it deems necessary or appropriate:

- the related person's interest in the transaction;
- the approximate dollar value of the amount involved in the transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in Sysco's ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Sysco than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to Sysco of, the transaction; and
- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee will review such additional information about the transaction as it in its sole discretion shall deem relevant. The Committee may approve or ratify the transaction only if the Committee determines that, based on its review, the transaction is in, or is not inconsistent with, the best interests of Sysco. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on Sysco or the related person when approving a transaction. If the Committee or the Chair, as applicable, does not ratify a related person transaction, we will either rescind or modify the transaction, as the Committee or the Chair, as applicable, directs, as soon as practicable following the failure to ratify the transaction. The Chair will report to the Committee at its next regularly scheduled meeting any action that he or she has taken under the authority delegated pursuant to this policy. If any director has an interest in a related person transaction, he or she is not allowed to participate in any discussion or approval of the transaction, except that the director is required to provide all material information concerning the transaction to the Committee.

Transactions with Related Persons

Mr. Golden, one of our former directors who retired on November 17, 2017, is the sole stockholder of Jonathan Golden, P.C., a partner in the law firm of Arnall Golden Gregory LLP, Atlanta, Georgia, which provided legal services to Sysco during fiscal 2018 and continues to do so. During fiscal 2018, Sysco incurred approximately $1.8 million in legal fees and disbursements related to these services. We believe the amounts were fair and reasonable in view of the level and extent of services rendered. Due to this relationship, Mr. Golden was not considered to be an independent director under the NYSE standards or the categorical standards set forth in Sysco's Corporate Governance Guidelines.

Ms. Twila Day is the wife of William Day, our former Executive Vice President, Merchandising, who retired on August 1, 2017. Ms. Day previously served as Sysco's Vice President and Chief Information Officer from December 2005 until January 2010, when she was promoted to Senior Vice President and Chief Information Officer, and served in this position until her departure from Sysco effective June 29, 2013. Following her departure from Sysco, Ms. Day accepted a position as a managing director of the consulting firm Alvarez & Marsal, which has provided consulting services to Sysco since 2004. Sysco and its affiliates purchased approximately $11.7 million in consulting services from this firm in fiscal 2018, although Ms. Day did not personally provide any services to Sysco, nor did she receive any compensation as a result of these services.

The Corporate Governance and Nominating Committee has approved each of the above transactions in accordance with the disclosed policies and procedures.

Risk Oversight

One of the primary oversight functions of the Board is to ensure that Sysco has an appropriate enterprise risk management process in place that is consistent with both the short and long-term goals of the Company. In order to effectively fulfill this oversight role, the Board relies on various individuals and committees within management and among our Board members. See "Board of Directors Matters—Election of Directors at 2018 Annual Meeting (Item 1) —Director Qualifications and Board Succession" and "Board of Directors Matters—Board Composition" below for a description of individual director qualifications, including risk management experience.

Management is responsible for identifying, managing and mitigating enterprise risks, and reports directly to the Audit Committee and the Board on a regular basis with respect to enterprise risk management. As discussed above under "Board Meetings and Committees of the Board," the Audit Committee reviews Sysco's process by which management assesses and manages the Company's exposure to enterprise risk. The Audit Committee also makes recommendations to the Board with respect to the process by which members of the Board and relevant committees will be made aware of the Company's significant risks, including recommendations regarding what committee of the Board would be most appropriate to take responsibility for oversight of management with respect to the most material risks faced by the Company. On an annual basis, management reviews with the Board the key enterprise risks identified in the process, such as strategic, operational, financial, compliance and reputation risks, as well as management's process for addressing and mitigating the potential effects of such risks. Sysco has developed an enhanced enterprise risk management process that includes frequent discussion and prioritization of key risk issues by the executive management team, a deep dive approach to fully understand the risks, creation of an enterprise risk management plan in support of lowering the risk's exposure to the level of management's preferred tolerance, and tracking and monitoring of risk information and management's execution of the plan, all within a governance and reporting cadence.

The Board's committees help oversee the enterprise risk management process within the respective areas of the committees' delegated oversight authority. The Audit Committee is primarily responsible for hiring and evaluating our independent registered public accounting firm, reviewing our internal controls, overseeing our internal audit function, overseeing customer credit risk, reviewing contingent liabilities that may be material to the Company and various regulatory and compliance oversight functions. The Compensation Committee is responsible for ensuring that our executive compensation policies and practices do not incentivize excessive or inappropriate risk-taking by employees. The Corporate Governance and Nominating Committee monitors risk by ensuring that proper corporate governance standards are maintained, that the Board is comprised of qualified directors, and that qualified individuals are chosen as senior officers. The Chairman of the Board coordinates the flow of information regarding enterprise risk oversight from each respective committee to the independent directors and participates in the review of the agenda for each Board and Committee meeting. As the areas of oversight among committees sometimes overlap, committees may hold joint meetings when appropriate and address certain enterprise risk oversight issues at the full Board level. The Board considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks, and annually reviews and approves corporate goals and capital budgets. The Board also monitors any specific enterprise risks for which it has chosen to retain oversight rather than delegating oversight to one of its committees, such as risks related to cyber-security and succession planning.

Code of Conduct

Our Global Code of Conduct is guided by our values and expectations that we believe are important to delivering exceptional service with the highest degree of integrity. We require all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, to understand and abide by the Code, as it represents our commitment to continuously deliver excellence with integrity by conducting our business in accordance with the highest standards of moral and ethical behavior.

Our Global Code of Conduct addresses the following, among other topics:

- human rights;
- diversity and inclusion;

- workplace safety;
- antitrust;
- competition and fair dealing;
- professional conduct, including customer relationships, equal opportunity, payment of gratuities and receipt of payments or gifts;
- anti-corruption and anti-bribery;
- political contributions;
- conflicts of interest;
- insider trading;
- export/import laws and trade sanctions;

- financial disclosure;
- intellectual property; and
- confidential information.

Our Code, which is reviewed annually by our Corporate Governance and Nominating Committee, requires strict adherence to all laws and regulations applicable to our business and requires employees to report any violations or suspected violations of the Code. We have published the Global Code of Conduct on our website under "Investors— Corporate Governance" at *www.sysco.com*. We intend to disclose any future amendments to or waivers of our Code on our website at *www.sysco.com* under the heading "Investors— Corporate Governance."

Reporting a Concern or Violation

Our Code explains that there are multiple channels for an employee to report a concern, including to his or her manager, a human resource professional, our legal or ethics and compliance department, or to the Sysco Ethics Line. Our Ethics Line is available 24 hours a day, seven days a week, 365 days a year, worldwide, to receive calls or web submissions from anyone wishing to report a concern or complaint, anonymous or otherwise. Our Ethics Line contact information can be found on our website at *www.sysco.com* under the heading "About Sysco – The Sysco Story – Code of Conduct."

Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is immediately forwarded to our Executive Vice President, Administration and Corporate Secretary, who is then responsible for reporting such matters, unfiltered, to the Chair of our Audit Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Compensation Consultants

In November 2016, the Compensation Committee retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its executive compensation consultant. Retained by and reporting directly to the Compensation Committee, Semler Brossy provided the Committee with assistance in evaluating Sysco's executive compensation programs and policies, and, where appropriate, assisted with the redesign and enhancement of elements of the programs. The scope of Semler Brossy's assignments with regard to fiscal 2018 and 2019 executive compensation included:

- Assisting the Committee in identifying potential companies for removal from and addition to the peer group;
- Preparing executive compensation studies for the Committee, in May 2017 and May 2018, which included a comparison of base salaries and estimation of total cash compensation and total direct compensation, inclusive of annual and long-term incentive opportunities for each of the NEOs relative to market;
- Conducting a pay for performance analysis, comparing the relationship between actual realizable pay for the NEOs and the Company's total shareholder return to that of the applicable peer group;
- Comparing Sysco's aggregate equity usage to the applicable peer group;
- Consulting with the Committee with regard to all executive compensation decisions made for fiscal 2018 and fiscal 2019, including base salary determinations and annual and long-term incentive awards;
- Working with the Committee to develop appropriate pay arrangements for Mr. DeLaney and Mr. Bené for fiscal 2018 and 2019 in connection with the CEO succession process in fiscal 2018; and
- Other periodic compensation consulting at the request of the Compensation Committee and management.

Semler Brossy also advised the Corporate Governance and Nominating Committee with respect to non-employee director compensation. At the Corporate Governance and Nominating Committee's request, Semler Brossy provided data regarding the amounts and types of compensation paid to non-employee directors at the companies in Sysco's peer group, and also identified trends in director compensation. All decisions regarding non-employee director compensation are recommended by the Corporate Governance and Nominating Committee and approved by the Board. In addition to providing background information and written materials, Semler Brossy representatives attended meetings at which the Committee Chairmen believed that their expertise would be beneficial to the Committees' discussions. Neither Semler Brossy nor any of its affiliates provided any additional services to Sysco and its affiliates in fiscal 2018, or any such services in fiscal 2019 through the date of the proxy statement, and Sysco does not expect Semler Brossy to provide any such services to Sysco in the future. The Compensation Committee has determined that Semler Brossy is independent from the Company and that no conflicts of interest exist related to Semler Brossy's services provided to the Compensation Committee. See "Compensation Discussion and Analysis–How Executive Pay is Established—Committee Oversight."

For a discussion of the role of the CEO and other executive officers in determining or recommending NEO compensation, see "Compensation Discussion and Analysis – How Executive Pay is Established – Role of CEO and/or Other Executive Officers in Determining NEO Compensation."

BOARD OF DIRECTORS MATTERS

Election of Directors at 2018 Annual Meeting (Item 1)

Election Process

The company's bylaws provide for majority voting in uncontested director elections. Majority voting means that directors are elected by a majority of the votes cast—that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. Any incumbent director who is not re-elected in an election in which majority voting applies shall tender his or her resignation promptly following certification of the stockholders' vote. The Corporate Governance and Nominating Committee shall consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The director who tenders his or her resignation shall not participate in the recommendation of the committee or the decision of the Board with respect to his or her resignation. The Board shall act on the recommendation within 120 days following certification of the stockholders' vote and shall promptly disclose its decision regarding whether to accept the director's resignation offer. In contested elections, where there are more nominees than seats on the Board as of the record date of the meeting at which the election will take place, directors are elected by a plurality vote. This means that the nominees who receive the most votes of all the votes cast for directors will be elected.

Nomination Process

The Corporate Governance and Nominating Committee, which we refer to in this section below as the "Committee," is responsible for identifying and evaluating candidates for election to Sysco's Board of Directors.

Director Candidates Identified by the Board and Management

In identifying candidates for election to the Board, the Committee will determine which of the incumbent directors has an interest in being nominated for re-election at the next meeting of stockholders. The Committee will also identify and evaluate new candidates for election to the Board for the purpose of filling vacancies. The Committee will solicit recommendations for nominees from persons that the Committee believes are likely to be familiar with qualified candidates, including current members of the Board and Sysco's management. The Committee may also determine to engage a professional search firm to assist in identifying qualified candidates. When such a search firm is engaged, the Committee shall set its fees and scope of engagement.

During 2018, in connection with the Board refreshment efforts described above, the Board engaged the services of a search firm to assist with identifying and recruiting appropriate director candidates. Following consideration of director candidates referred by our then-current directors and identified by our search firm, upon the recommendation of our Corporate Governance and Nominating Committee, in April 2018 our Board unanimously expanded the size of the Board from 13 to 14 directors and elected one new independent, non-employee director: Mr. Hinshaw. The size of the Board will be reduced from 14 to 12 directors, effective at the time of the Annual Meeting, in connection with the expiration of Ms. Ward's and Mr. Tilghman's terms. As our longest-tenured directors retire from the Board pursuant to the director tenure policy, we will continue our director recruitment efforts to help ensure that the size of the Board may be maintained at an appropriate level.

Director Candidates Recommended by Stockholders

The Committee will also consider candidates recommended by stockholders. The Committee will evaluate such recommendations using the same criteria that it uses to evaluate other director candidates. Stockholders can recommend candidates for consideration by the Committee by writing to the Corporate Secretary, 1390 Enclave Parkway, Houston, Texas 77077, and including the following information:

- the name and address of the stockholder;
- the name and address of the person to be nominated;
- a representation that the stockholder is a holder of the Sysco stock entitled to vote at the meeting to which the director recommendation relates;

- a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with the rules of the Securities and Exchange Commission; and
- the candidate's written, signed consent to serve if elected.

The Committee will consider, in advance of Sysco's next annual meeting of stockholders, those director candidate recommendations that the Committee receives by May 1, 2019.

In addition, if we receive by June 7, 2019, a recommendation of a director candidate from one or more stockholders who have beneficially owned at least five percent of our outstanding common stock for at least one year as of the date the stockholder makes the recommendation, then we will disclose in our next proxy materials relating to the election of directors the identity of the candidate, the identity of the nominating stockholder(s) and whether the Committee determined to nominate such candidate for election to the Board. However, we will not provide this disclosure without first obtaining written consent of such disclosure from both the nominating stockholder and the candidate it is planning to recommend. The Committee will maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board. The Committee has not received any recommendations for director nominees for election at the 2018 annual stockholders meeting from any Sysco stockholders beneficially owning more than five percent of Sysco's outstanding common stock.

Proxy Access Director Candidates

Our "proxy access" bylaw provisions permit an eligible stockholder (or a group of up to 20 eligible stockholders), who have continuously owned for a period of three years at least 3% of the aggregate of our outstanding common stock, to nominate a number of director nominees equal to 20% (rounded down) of the total number of directors constituting our Board (provided that, if the total number of directors is less than 10, an eligible stockholder or group may nominate up to 2 persons), which nominees will be included in our proxy statement for the relevant annual stockholders meeting if the nominating stockholder(s) and the respective nominee(s) comply with all applicable eligibility, procedural and disclosure requirements set forth in our bylaws.

Evaluation of Director Candidates

In evaluating all incumbent and new director candidates that the Committee determines merit consideration, the Committee will:

- cause to be assembled information concerning the background and qualifications of the candidate, including information required to be disclosed in a proxy statement under the rules of the SEC or any other regulatory agency or exchange or trading system on which Sysco's securities are listed, and any relationship between the candidate and the person or persons recommending the candidate;

- determine if the candidate demonstrates the characteristics described below, including the highest personal and professional ethics, integrity and values;

- consider the candidate's skills, experience and qualifications in the context of the composition of the Board as a whole and the Company's strategic priorities (see "Director Qualifications and Board Succession" below for a discussion of the key qualifications considered by the Committee in evaluating candidates);

- consider the absence or presence of material relationships with Sysco that might impact independence;

- consider the contribution that the candidate can be expected to make to the overall functioning of the Board;

- consider the candidate's capacity to be an effective director in light of the time required by the candidate's primary occupation and service on other boards;

- consider the extent to which the membership of the candidate on the Board will promote diversity among the directors; and

- consider, with respect to an incumbent director, whether the director satisfactorily performed his or her duties as a director during the preceding term, including attendance and participation at Board and Committee meetings, and other contributions as a director.

In its discretion, the Committee may designate one or more of its members, or the entire Committee, to interview any proposed candidate. Based on all available information and relevant considerations, the Committee will recommend to the full Board for nomination those candidates who, in the judgment of the Committee, are most appropriate for membership on the Board based on each candidate's characteristics, skills and qualifications.

Diversity

As a matter of practice, the Board looks for diversity in nominees such that the individuals possess enhanced perspective and experience through diversity in race, gender, ethnicity, cultural background, age, geographic origin, education, and professional and life experiences. Because we value gender and racial diversity among our Board members, two of our Board nominees are women, including one African American, and two of our Board nominees are from outside the United States.

Director Qualifications and Board Succession

Our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite characteristics, skills and qualifications that directors and director candidates should possess individually and in the broader context of the Board's overall composition and the Company's business and structure. This review includes consideration of diversity, skills, experience, time available and the number of other boards for which the individual serves as a director, and such other criteria as the Committee shall determine to be relevant at the time. The Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

Key Characteristics of All Nominees

Each director nominee should demonstrate and possess all of the following characteristics:

- **Integrity and Accountability:** Directors must have demonstrated high ethical standards and integrity in their personal and professional dealings, and must be willing to act on – and remain accountable for – their boardroom decisions.

- **Intelligence, Wisdom and Judgment:** Directors must be able to provide wise, thoughtful counsel on a broad range of issues and possess high intelligence, practical wisdom and mature judgment.

- **Financial Literacy:** Directors must be financially literate and capable of understanding a balance sheet, an income statement and a cash flow statement, and capable of using financial ratios and other indices to evaluate a company's financial performance.

- **Teamwork:** Directors must possess a willingness to challenge management and other directors while working collaboratively as part of a team in an environment that encourages open, candid discussion.

- **Diversity:** A director's membership on the Board must promote diversity among the directors, including diversity of experience, views, gender, race, ethnicity and age.

- **High Performance Standards:** Directors must have achieved prominence in their respective business, governmental, or professional activities, including a history of achievements reflecting high standards of performance.

- **Representing Stockholder Interests:** Directors must have demonstrated their willingness and ability to effectively, consistently and appropriately represent the best interests of the Company's stockholders.

- **Commitment:** Directors must have the ability and willingness, in light of their principal occupation and other board service, to commit the time and energy necessary to be fully prepared for, and to participate in, meetings and consultations on Company matters.

- **Conflicts:** Directors must not have an interest in any agreement, arrangement or understanding with any person or entity that might limit or interfere with their ability to comply with their fiduciary duties to the Company and its stockholders.

- **Company Policies:** Directors must recognize and affirm their obligation to comply with the Company's Code of Conduct, Corporate Governance Guidelines and other policies and guidelines of the Company applicable to them.

Director Qualifications

In fiscal 2018, the Corporate Governance and Nominating Committee surveyed director qualifications, as recently disclosed by the Fortune 100 companies, to validate its previously compiled list of key qualification categories. Subsequently, each director was requested to review this list of qualification categories to identify the relative significance of each category to the ability of the Board, as a whole, to guide management in the achievement of the Company's strategic priorities. The feedback from each of the individual directors was collected, analyzed and reported to the Committee, which utilized this feedback to identify the director qualifications that the Committee has endorsed as most significant for the Board to possess, collectively, and which are described below.

- **Accounting/Audit/Financial Reporting** — An understanding of accounting, audit and financial reporting processes is important for our directors to establish appropriate financial performance objectives for the Company and senior management in the context of Sysco's strategic priorities, and to evaluate financial performance as compared to those objectives.

- **Business Operations** — Directors who have served in leadership positions with responsibility for managing or overseeing the operations of a company or business unit gain extensive experience in maximizing productivity and efficiency while managing expenses, which is valuable to Sysco's operating plan and strategy. In particular, such directors can provide guidance and oversight to management in connection with its efforts under the three-year strategic plan to reduce administrative costs and leverage supply chain costs.

- **Distribution/Supply Chain** — Directors who have experience in distribution logistics and supply chain management, including experience in the design, planning, execution, control and monitoring of supply chain activities, are capable of providing guidance and oversight to management in connection with its efforts to maximize the efficiencies and reduce the costs associated with Sysco's acquisition of products and services from suppliers in furtherance of the three-year strategic plan.

- **Executive Leadership/Management** — Experience as a senior executive in a large and complex public, private, government or academic organization enables a director to better oversee the management of the Company. Such individuals also bring perspective in analyzing, shaping

and overseeing the execution of important operational and policy issues at a senior level, and tend to demonstrate a practical understanding of organizations, strategy, risk management and methods to drive change and growth. Finally, directors with experience in significant leadership positions generally possess the ability to identify and develop leadership qualities in others, including members of our management team.

- **Finance** — Directors with an understanding of financial markets and financing and funding operations can provide valuable advice and insights to the Board with respect to the establishment of a successful capital strategy for the Company and the evaluation of proposed capital transactions in light of that strategy.

- **Foodservice Industry Experience** — Experience serving as an executive, director or in another leadership position with a company in the foodservice industry enables a director to oversee more effectively our operations and to provide advice and guidance on issues impacting our business. In addition, as the foodservice market continues to mature, directors with industry experience can provide valuable insights as we focus on ways in which Sysco can grow organically by identifying and developing new markets.

- **HR/Talent Management/Large Workforce** — Directors with human resources experience can offer guidance on Sysco's talent management strategy, particularly in connection with recruiting, assessing, incentivizing and rewarding corporate executives and other senior leadership.

- **International/Global** — Sysco continues to pursue opportunities to grow our global capabilities in, and source products directly from, international markets. We benefit from the experience and insight of directors with a global business perspective, as we identify the best strategic manner in which to continue to expand our operations outside of North America. As Sysco's reach becomes increasingly global, directors with international business experience can assist us in navigating the business, political, and regulatory environments in countries in which Sysco does, or seeks to do, business.

- **Mergers and Acquisitions/Integration** — Sysco continues to pursue opportunities to expand our business through acquisitions. Directors with a background in managing significant acquisitions or other business combinations can provide valuable guidance on how to develop and implement strategies for growing our business. Relevant experience includes assessing "build or buy" decisions, analyzing the "fit" of a proposed acquisition target with a company's strategy and culture, accurately valuing transactions and evaluating operational integration plans.

- **Public Company Board Service** — Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of the Board, board practices of other public companies and the relationship between the Board and the management team. Most public company directors also have corporate governance experience to support our goals of Board and management accountability, greater transparency, legal and regulatory compliance and the protection of stockholder interests. Many of our directors currently serve, or have previously served, on the boards of directors of other public companies and served in leadership positions on those boards.

- **Risk Oversight/Risk Management** — The Board oversees management's efforts to understand and evaluate the types of risks facing Sysco and its business, evaluate the magnitude of the exposure, and enhance risk management practices. Directors with risk management experience can provide valuable insights as Sysco seeks to strike an appropriate balance between enhancing profits and managing risk.

- **Strategy Development** — Directors who have served as a senior executive for large and complex public, private, governmental or academic organizations with responsibility for strategic planning and development are particularly well suited to advise and oversee management in establishing and executing the Company's key strategic initiatives, as well as in evaluating the success of those initiatives.

- **Technology/e-Commerce** — We use technology in substantially all aspects of our business operations, and we are continuing to implement business technology initiatives in furtherance of our objectives under our three-year strategic plan and our strategic priorities generally. Directors with experience in technology and e-Commerce are well suited to oversee management's execution of these business technology initiatives and the Company's approach to privacy issues and cyber security risks.

In selecting the director nominees, the Corporate Governance and Nominating Committee and the Board reviewed each of the incumbent directors in light of these qualifications and the Company's strategic priorities, and it concluded that each of the nominees contributed significantly to the Board's collective portfolio of requisite skills, characteristics and qualifications and to the Board's overall composition. The Committee and the Board expect to continue to utilize these qualification criteria in connection with their ongoing Board refreshment efforts to identify additional candidates for future Board service.

The priorities and emphasis of the Corporate Governance and Nominating Committee and of the Board with regard to these qualifications will change from time to time as the Company's strategic priorities and the composition of the Board evolve. Included in the individual biographies below is a discussion of the most significant aspects of each director's background that strengthen the Board's collective qualifications, skills and experience and that the Committee and the Board considered in reaching their conclusion that he or she should continue to serve as a director of Sysco.

Nominees for Election as Directors at the 2018 Annual Meeting

The Board of Directors has nominated the following twelve persons for election as directors to serve for one-year terms or until their successors are elected and qualified:

- Thomas L. Bené
- Daniel J. Brutto
- John M. Cassaday
- Joshua D. Frank
- Larry C. Glasscock
- Bradley M. Halverson
- John M. Hinshaw
- Hans-Joachim Koerber
- Nancy S. Newcomb
- Nelson Peltz
- Edward D. Shirley
- Sheila G. Talton

Ms. Jackie M. Ward and Mr. Richard G. Tilghman are not standing for re-election, and their terms will expire at the Annual Meeting. Each of the nominees is currently serving as a director of Sysco. Each of the nominees has consented to serve if elected. Although management does not contemplate the possibility, in the event that any nominee is not a candidate or is unable to serve as a director at the time of the election, the proxies will vote for any nominee who is designated by the present Board to fill the vacancy.

The Board believes that the combination of the various qualifications, skills and experiences of the nominees for election as directors at the Annual Meeting will contribute to an effective and well-functioning Board. Set forth below is biographical information for each of the nominees for election as a director at the Annual Meeting. Unless otherwise noted, the persons named below have been engaged in the principal occupations shown for the past five years or longer. In addition to the information described below, many of our directors serve as trustees, directors or officers of various non-profit, educational, charitable and philanthropic organizations.

The Board of Directors unanimously recommends a vote "FOR" each of the nominees listed above.

Board Composition

Nominees for Election as Directors at the Annual Meeting:

THOMAS L. BENÉ



Age 56
Director since:
January 2018

Key Director Qualifications:

Mr. Bené earned a Bachelor of Science degree in Business Administration from the University of Kansas. Mr. Bené has served as Sysco's President and Chief Executive Officer since January 2018. Previously, he served as Sysco's President and Chief Operating Officer from January 2016 to December 2017, Executive Vice President and President, Foodservice Operations from January 2015 to December 2015, Executive Vice President and Chief Commercial Officer from September 2013 to December 2014 and as Executive Vice President, Chief Merchandising Officer from May 2013 to September 2013. Prior to joining Sysco, Mr. Bené served as President of PepsiCo Foodservice from 2011 until 2013. During his 23 year career with PepsiCo, Mr. Bené held various senior roles with PepsiCo, including President, Pepsi-Cola North American Beverages; SVP, Sales and Franchise Development; President, PepsiCo Foods & Beverages, Canada; and Chief Operating Officer, South Beach Beverage Co. Mr. Bené joined PepsiCo in 1989 after working for American Hospital Supply. Through these various operations and management positions within PepsiCo and Sysco, Mr. Bené has gained valuable insight into the foodservice industry and has acquired significant experience and knowledge in the areas of foodservice operations, leadership and management development, corporate strategy development, merchandising, sales, marketing, revenue management, shared services and distribution and supply chain management. In light of these qualifications, and its continuing view that it is appropriate and beneficial to Sysco to have its CEO serve as management's voice on the Board, in July 2017 the Board determined that Mr. Bené would be appointed to the Board on January 1, 2018, following Mr. DeLaney's transition off of the Board. See "Corporate Governance – CEO Succession Plan" above for further discussion. Further, the Corporate Governance & Nominating and the Board believe that it is appropriate and beneficial to Sysco to have its Chief Executive Officer serve as management's voice on the Board.

Committee:
- Executive Committee

Primary Occupation:
- Mr. Bené has served as Sysco's President and Chief Executive Officer since January 2018.

DANIEL J. BRUTTO



Age 62
Director since:
September 2016

Key Director Qualifications:

Mr. Brutto earned a Bachelor of Business Administration in Accounting degree from Loyola University in 1978, followed by a Master of Business Administration degree from Keller Graduate School of Management in 1982. Mr. Brutto served as President of UPS International and Senior Vice President of UPS, a global package delivery, supply chain management and freight forwarding company, from January 2008 until his retirement in June 2013. Previously, he served as President, Global Freight Forwarding, for UPS from 2006 to 2007, and corporate controller from 2004 to 2006. Mr. Brutto's more than 38-year career at UPS, during which he served in various capacities with increasing levels of responsibility, provided him with extensive experience in the following areas: executive leadership/management, strategy development, business operations, finance, information systems, mergers & acquisitions, marketing and international/global. He also has public company board experience, having served as a director of Illinois Tool Works Inc. since February 2012. Additionally, Mr. Brutto served as Executive Chairman of Radial from 2016-2017, a privately held global fulfillment, customer care and technology company, and he has served on the board of UNICEF since 2009. In the past, he has served on the board of the US-China Business Council, the Guangdong Economic Council, and the Turkey Economic Advisory Council. He was also a delegate to the World Economic Forum, Davos, Switzerland, from 2009 to 2013.

Committees:
- Compensation Committee
- Corporate Social Responsibility Committee (Chair)
- Executive Committee

Primary Occupation:
- Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. ("UPS") from January 2008 until his retirement in June 2013.

Other Boards:
- Mr. Brutto has served as a director of Illinois Tool Works Inc. since February 2012.

JOHN M. CASSADAY



Age 65
Director
since:
**November
2004**

Key Director Qualifications:

Mr. Cassaday earned a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration Degree with honors from the University of Toronto's Rotman School of Management. Prior to his more than 15 years of service as President and Chief Executive Officer of Corus Entertainment Inc., a Canadian leader in radio and cable television, Mr. Cassaday served as President and CEO of CTV Television Network Ltd. Mr. Cassaday's career prior to broadcasting included executive positions in a number of leading packaged goods companies, including RJR-Macdonald, Inc., General Foods Corporation and Campbell Soup Company, where he gained food processing and food safety experience while advancing through positions in sales, marketing, and strategic planning in Canada, the United States, and the United Kingdom. His career at Campbell's culminated in service as President of Campbell Soup Company's operations in Canada and then the United Kingdom. Mr. Cassaday gained additional foodservice experience through his service as a director of Loblaw Companies Limited, Canada's largest food retailer, and of J.M. Schnieder, a meat processing company. This background has provided Mr. Cassaday with extensive experience and knowledge in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing, international operations, accounting, finance and financial reporting. In addition, Mr. Cassaday's service on the Board of Directors of Manulife Financial Corporation has provided a greater understanding of risk management and global compensation considerations. Mr. Cassaday has received many business, industry and charitable honors, including designation as the most distinguished alumnus of the University of Toronto's Rotman School of Management in 1998, receipt of the Gold Medal from the Association of Canadian Advertisers in 2004 (which recognizes individuals who have made an outstanding contribution to the advancement of marketing communications in Canada), induction in the Marketing Hall of Legends of Canada in 2006 and induction into the Canadian Broadcast and Music Hall of Fame in 2015. In 2013, Mr. Cassaday was inducted into the Order of Canada, Canada's highest civilian honor. In 2017, Mr. Cassaday was presented with a degree of Director of Laws, honoris causa from the University of Toronto.

Committees:
- Compensation Committee (Chair)
- Corporate Governance and Nominating Committee
- Executive Committee

Primary Occupation:
- Mr. Cassaday served as President and Chief Executive Officer of Corus Entertainment Inc. from September 1999 until his retirement in March 2015.

Other Boards:
- Mr. Cassaday is a director of Manulife Financial Corporation, where he is currently the chairman of the board, and Sleep Country Canada Holdings Inc. and a director of one privately held company: Irving Oil Limited.

JOSHUA D. FRANK



Age 39
Director
since:
**August
2015**

Key Director Qualifications:

Mr. Frank graduated cum laude from Yale University with a B.A. in Economics. Mr. Frank has played a leading role in many of Trian's investments in the consumer sector, including investments in Mondelēz International, Inc., H.J. Heinz Company and PepsiCo, Inc., as well as numerous investments across other industries. As a senior member of the Trian investment team, he sources new investment ideas, leads due diligence on potential investments and focuses on portfolio construction and corporate governance matters. Mr. Frank was previously an Associate, Corporate Development, of Triarc Companies, Inc. (now known as The Wendy's Company) ("Triarc"). Prior to joining Triarc in 2003, Mr. Frank worked at Credit Suisse First Boston from 2001 to 2003, where he spent time in both the mergers & acquisitions and healthcare investment banking groups. Throughout his career, Mr. Frank has developed experience and knowledge in the areas of corporate strategy development, finance, accounting, corporate governance, mergers and acquisitions, foodservice and the broader consumer sector.

Committees:
- Audit Committee
- Compensation Committee

Primary Occupation:
- Mr. Frank is a Partner at Trian Fund Management, L.P. and has been a member of the Trian investment team since Trian's formation in 2005.

LARRY C. GLASSCOCK



Age 70
Director since:
September 2010

Key Director Qualifications:

Mr. Glasscock attended Cleveland State University, where he received a bachelor's degree in business administration. He later studied at the School of International Banking, participated in the American Bankers Association Conference of Executive Officers, and completed the Commercial Bank Management Program at Columbia University. Mr. Glasscock has developed significant leadership and corporate strategy expertise through over 30 years of business experience, including former service as Chairman of WellPoint, Inc. (now Anthem, Inc.), a healthcare insurance company, from 2005 to March 2010, President and CEO of WellPoint, Inc. (2004 – 2007), Chairman, President and CEO of Anthem, Inc. (2003 – 2004), and President and CEO of Anthem, Inc. (2001 – 2003), as well as his service as COO of CareFirst, Inc., President and CEO of Group Hospitalization and Medical Services, Inc., President and COO of First American Bank, N.A., and President and CEO of Essex Holdings, Inc. During his tenure at WellPoint, Inc. (now Anthem, Inc.), he played a major role in transforming the company from a regional health insurer into a national healthcare leader and championed company efforts to improve quality and customer service. Throughout his career, Mr. Glasscock has developed expertise in the successful completion and integration of mergers, utilization of technology to improve productivity and customer service, and team building and human capital development. Mr. Glasscock's expertise in the utilization of technology to improve productivity will be valuable to Sysco as we continue to implement technological solutions in connection with our strategic priorities. His knowledge and experience in team building and human capital development are also extremely valuable to Sysco, as management development and succession planning remain top priorities of executive management and the Board during fiscal 2019. Mr. Glasscock also has considerable financial experience, as he has supervised the chief financial officers of major corporations. Earlier in his career he served as a bank officer lending to major corporations and supervised assessments of companies' creditworthiness. Mr. Glasscock also has significant experience as a public company director and as a member of various committees related to important board functions, including audit, finance, governance and compensation.

Committees:
- Corporate Governance and Nominating Committee (Chair)
- Compensation Committee
- Executive Committee

Primary Occupation:
- In March 2010, Mr. Glasscock retired from his position as Chairman of the Board of Directors of WellPoint, Inc. (now Anthem, Inc.) after serving in the role since November 2005.

Other Boards:
- Mr. Glasscock has served as a director of Simon Property Group, Inc. since March 2010, where he is currently the lead independent director, and as a director of Zimmer Biomet Holdings, Inc. since August 2001, where he is currently the non-executive chairman of the board.

BRADLEY M. HALVERSON



Age 58
Director since:
September 2016

Key Director Qualifications:

Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science degree in Accounting in 1982 and an Executive Master of Business Administration degree in 1996. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Halverson served as Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar, the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel - electric locomotives until his retirement in May 2018. He was responsible for Caterpillar's Finance Services Division, Human Services Division, Global Information Services Division, Financial Products Division, as well as Corporate Auditing. He joined Caterpillar in 1988, serving in budgeting, forecasting and financial analysis roles of increasing responsibility. In 1993, Mr. Halverson moved to Geneva, Switzerland, to become a strategy and planning consultant with Caterpillar Overseas, S.A. He went on to become controller in Europe, responsible for Caterpillar's financial reporting in Europe, Africa and the Middle East, returning to the U.S. in 1996 to manage general accounting and financial systems. From 1998 until 2012, Mr. Halverson served in various leadership roles at Caterpillar, including Corporate Controller (2007-2010) and Vice President, Financial Services Division (2010-2012). During the course of his nearly 30 year career with Caterpillar, together with his prior service with PricewaterhouseCoopers LLP, Mr. Halverson has developed deep expertise in accounting, financial reporting and corporate finance, and has leadership experience in the areas of executive leadership and management, corporate strategy development, mergers and acquisitions, risk management, information technology systems oversight and international business. Mr. Halverson serves on the OSF St. Francis Medical Center Community Foundation Board and is Immediate Past Chairman of the Easter Seals Central Illinois Board of Directors and Treasurer of the Easter Seals Foundation of Central Illinois Board of Trustees. He is also a board member of Custom Truck One source, a privately held company, and is a past member of the Executive Committee of the U.S. Chamber of Commerce.

Committees:
- Audit Committee
- Compensation Committee

Primary Occupation:
- Mr. Halverson served as the Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc. ("Caterpillar") from January 2013 to May 2018.

JOHN M. HINSHAW



Age 48
Director since:
April 2018

Key Director Qualifications:

Mr. Hinshaw attended James Madison University where he earned a B.B.A. in Computer Information Systems and Decision Support Sciences in 1992. Mr. Hinshaw served as the Executive Vice President, Technology and Operations, of Hewlett Packard Company (an industry leading technology company) from November 2011 to November 2015, at which time he joined Hewlett Packard Enterprise Company (spun-off from Hewlett Packard) as the Executive Vice President, Technology and Operations and Chief Customer Officer, serving in such capacity until October 2016. Prior to joining Hewlett-Packard Company, Mr. Hinshaw served as Vice President and General Manager for Boeing Information Solutions at The Boeing Company (one of the world's major aerospace firms) from 2010 to 2011. Before that, he served as Boeing's Chief Information Officer from 2007 to 2010, leading Boeing's companywide corporate initiative on information management and information security. Mr. Hinshaw also spent 14 years at Verizon Communications (one of the world's leading providers of communications, information and entertainment products and services) where, among several senior roles of increasing responsibility, he served as Senior Vice President and Chief Information Officer of Verizon Wireless, overseeing the IT function of the wireless carrier. Mr. Hinshaw's service in these leadership roles with significant public companies in a variety of different industries deeply rooted in technology provided him experience in the operations of large, complex organizations and expertise in both information technology and management, enabling him to effectively oversee Sysco management, especially with regard to the execution of business technology initiatives. Mr. Hinshaw also gained extensive public company board experience in enterprise risk management and information technology through his service as a member of the board of directors of The Bank of New York Mellon Corporation since September 2014. Mr. Hinshaw is also a board member of DocuSign, Inc., a provider of electronic signature transaction management, and NAF, an educational non-profit organization.

Committee:
- Audit Committee

Primary Occupation:
- Mr. Hinshaw served as Executive Vice President, Technology and Operations of Hewlett Packard from November 2011 to November 2015, and as Executive Vice President, Technology and Operations of Hewlett Packard Enterprises from November 2015 until his retirement in October 2016.

Other Boards:
- Mr. Hinshaw is a director of The Bank of New York Mellon Corporation and DocuSign, Inc.

HANS-JOACHIM KOERBER



Age 72
Director since:
January 2008

Key Director Qualifications:

Dr. Koerber earned a degree as a Master Brewer in Brewing Technology and a Ph.D. in Business Management from the Technical University of Berlin. Dr. Koerber began his career in the beverage industry, including management positions in which he was responsible for finance and accounting, information technology, purchasing and personnel. He first became involved with the company that would eventually become METRO when he joined the predecessor company's cash-and-carry, self-service wholesale company in charge of finance and accounting, controlling, logistics and information technology. His responsibilities continued to expand to include international cash-and-carry activities in six countries. When METRO AG was formed in 1996, Dr. Koerber became part of the METRO management board. His responsibilities included corporate development, corporate communications and investor relations and he became chairman and chief executive officer in 1999. Dr. Koerber introduced a new management style, streamlined the company to focus on four of the original 16 business divisions in order to remain competitive and achieve profitability, adopted international accounting standards and rapidly developed METRO's international presence, including hands-on experience in expanding METRO into Eastern Europe and Asia, including China and India. These efforts helped make METRO Germany's largest retailer, operating wholesale cash & carry stores, supermarkets, hypermarkets, department stores and consumer electronics shops throughout the world. Throughout his career, Dr. Koerber developed experience and qualifications in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing and risk management. Dr. Koerber's insights on running and expanding a foodservice business with international operations have been, and will continue to be, particularly helpful to Sysco. Dr. Koerber's career at METRO AG, combined with his 10 years of service on the Board of Skandinaviska Enskilda Banken AB (the parent company of the SEB Group, a North European banking concern catering to corporations, institutions, and private individuals) and the Board of Directors of several other international companies, has provided him with financial expertise, particularly with regard to international financial accounting standards. His service on the Board of Air Berlin PLC (Germany's second largest airline) has deepened his experience in marketing.

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Dr. Koerber served as the chairman and chief executive officer of METRO Group from 1999 until his retirement in October 2007.

Other Boards:
- Dr. Koerber is a director of Eurocash SA, as well as a director of several private European companies, including Klüh Service management GmbH, WEPA Industrieholding SE and DAW SE.

NANCY S. NEWCOMB



Age 73

Director since:
February 2006

Key Director Qualifications:

Ms. Newcomb is a graduate of Connecticut College and received a Master's Degree in Economics from Boston University. She also graduated from Harvard Business School's Program for Management Development. Ms. Newcomb served as Senior Corporate Officer, Risk Management, of Citigroup (May 1998 – April 2004), Customer Group Executive of Citicorp (the predecessor corporation of Citigroup) (December 1995 – April 1998), Division Executive, Latin America of Citicorp (September 1993 – December 1995) and Principal Financial Officer, Citicorp (January 1988 – August 1993), responsible for liquidity, funding and capital management. Ms. Newcomb's 35-year career with Citigroup, a major international financial services company, and its predecessors Citicorp and Citibank, provided her with experience in the areas of leadership, corporate strategy and development, finance, risk management and international operations. Ms. Newcomb developed extensive risk management experience throughout her career, including holding the position of Citigroup's Senior Corporate Officer of Risk Management for the last six years of her career. In the area of Finance and International Operations, Ms. Newcomb served as Citigroup's Principal Financial Officer, responsible for liquidity, funding and capital management. She has had extensive international experience as head of worldwide treasury operations in over 100 countries, and co-head of Citigroup's global, multinational customer business.

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Ms. Newcomb served as Senior Corporate Officer, Risk Management, of Citigroup from May 1998 until her retirement in 2004.

NELSON PELTZ



Age 76

Director since:
August 2015

Key Director Qualifications:

Mr. Peltz attended The Wharton School of the University of Pennsylvania. Mr. Peltz has more than 40 years of business and investment experience and over 20 years of service as the Chairman and Chief Executive Officer of public companies. Mr. Peltz has developed extensive experience working with management teams and boards of directors, and in acquiring, investing in and building companies and implementing operational improvements at the companies with which he has been involved. As a result, he has strong operating experience and strategic planning skills and has strong relationships with institutional investors, investment banking and capital markets advisors and others that can be drawn upon for the Company's benefit. Mr. Peltz has also gained extensive experience in the foodservice industry through his service on the boards of directors of H.J. Heinz Company, Mondelēz International, Inc. and The Wendy's Company. Mr. Peltz was recognized by The National Association of Corporate Directors in 2010, 2011 and 2012 as among the most influential people in the global corporate governance arena.

Committee:
- Corporate Governance and Nominating Committee

Primary Occupation:
- Mr. Peltz has served as the Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P. since its formation in 2005. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc. (now known as The Wendy's Company).

Other Boards:
- Mr. Peltz has served as a director of The Procter & Gamble Company since March 2018 and as a director and non-executive Chairman of The Wendy's Company since June 2007. He has also served as a director of The Madison Square Garden Company since it was separated from MSG Networks Inc. (formerly, The Madison Square Garden Company) in September 2015, and prior to that, as a director of MSG Networks Inc. since December 2014. Mr. Peltz previously served as a director of Mondelēz International, Inc. from January 2014 to February 2018 and Legg Mason, Inc. from October 2009 to December 2014, Ingersoll-Rand plc from August 2012 to June 2014 and H.J. Heinz Company from September 2006 to June 2013.

EDWARD D. SHIRLEY



Age 61
Director since:
September 2016

Key Director Qualifications:

Mr. Shirley attended the University of Massachusetts, where he received a Bachelor of Business Administration, Accounting degree in 1978. Mr. Shirley served as the President and Chief Executive Officer of Bacardi Limited, a global beverage and spirits company, from March 2012 to April 2014. Prior to that, he served as Vice Chairman of Global Beauty and Grooming, a business unit of The Procter & Gamble Company ("Procter & Gamble"), a consumer goods company, from July 2008 through June 2011, and as Vice Chair on Special Assignment from July 2011 through December 2011. Prior to that, he served as Group President, North America of Procter & Gamble from April 2006 and held several senior executive positions during his 27 years with The Gillette Company, a consumer goods company that was acquired by Procter & Gamble in 2005. Mr. Shirley has substantial experience in the areas of executive leadership, strategy development, marketing/brand development and business operations developed in his various senior executive positions with large consumer products companies, including during more than 30 years as a senior executive at global personal care companies like Procter & Gamble and The Gillette Company. He also has public company board experience, having served as a member of the Elizabeth Arden, Inc. board of directors since December 2015, including as Chair of its Compensation Committee, and as a member of the board of directors of Time Warner Cable Inc. from 2009 to 2016. Mr. Shirley is currently a director of New York Life Insurance Company and serves on the Audit and Insurance & Operations Committees. He is also a partner in PTW Capital, a recently formed consumer goods private equity firm.

Committees:
- Audit Committee
- Corporate Governance and Nominating Committee

Primary Occupation:
- Mr. Shirley served as President and Chief Executive Officer of Bacardi Limited from March 2012 until his retirement in April 2014.

Other Boards:
- In the last five years, Mr. Shirley served as a director of Elizabeth Arden, Inc. and Time Warner Cable Inc.

SHEILA G. TALTON



Age 65
Director since:
September 2017

Key Director Qualifications:

Ms. Talton attended Northern Illinois University, where she earned a Bachelor of Science degree in Marketing and Speech Communication in 1980, and Harvard Business School's Executive Program. Ms. Talton currently serves as the President and Chief Executive Officer of Gray Matter Analytics, a firm focused on data analytics consulting services in the healthcare industry. Previously, she served as President and Chief Executive Officer of SGT Ltd., a firm that provides strategy and technology consulting services in the financial services, healthcare and technology business sectors, from 2011 to 2013. From 2008 to 2011, Ms. Talton served as Vice President, Office of Globalization, for Cisco Systems, Inc., a leading global manufacturer of networking, switching and server/virtualization technology products related to the communication and information technology industries. Prior to that time, she held other leadership positions at Cisco Systems, Inc., Electronic Data Systems Corporation and Ernst & Young, LLP. Ms. Talton's service in leadership roles with a variety of global technology and consulting firms provided her with extensive knowledge of and experience in information technology systems and Cybersecurity, enabling her to effectively oversee management's execution of Sysco's business technology initiatives and its approach to privacy and cyber security risks. Ms. Talton has also gained extensive public company board experience in compensation, corporate governance, risk management and audit/finance issues through her service on the boards of directors of Deere & Company since 2015 (member of audit review and finance committees), OGE Energy Corp. since 2013 (member of compensation and governance committees) and Wintrust Financial Corporation since 2012 (member of IT/security and risk management committees), including service as chair of the Information Technology and Security Committee of the Wintrust board of directors. From 2010 to 2015, she also served on the board of directors of ACCO Brands Corporation. Ms. Talton has been a Congressional appointee on the U.S. White House Women's Business Council. She also has been recognized as one of the "Top 10 Women in Technology" by Enterprising Women and as "Entrepreneur of the Year" by the National Federation of Black Women Business Owners. She serves on the boards of several nonprofit organizations, including Chicago's Northwestern Hospital Foundation, the Chicago Shakespeare Theater and the Chicago Urban League.

Committees:
- Corporate Governance and Nominating Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Ms. Talton has served as President and Chief Executive Officer of Gray Matter Analytics since March 2013.

Other Boards:
- Ms. Talton is a director of Deere & Company, OGE Energy Corp. and Wintrust Financial Corporation. In the last five years, Ms. Talton served as a director of ACCO Brands Corporation.

DIRECTOR COMPENSATION

Overview of Non-Employee Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of the Company are not compensated for services on the Board or any of its Committees. We currently pay each non-employee director a base retainer of $100,000 per year. Non-employee directors who serve as committee chairpersons receive annual additional amounts as follows:

- Audit Committee Chair— $25,000
- Compensation Committee Chair— $20,000
- Corporate Governance and Nominating Committee Chair— $20,000
- Corporate Social Responsibility Committee Chair— $15,000

Ms. Ward, who will retire as the Chairman of the Board and as a director on the date of the Annual Meeting, received an additional annual retainer of $475,000 for her service as Chairman of the Board, due to her incremental responsibilities, which included:

- Engaging frequently with management on significant transformational issues;
- Serving as a chief advisor to the Company's information technology group regarding enterprise solutions;
- Mentoring and advising the CEO;
- Managing the Board refreshment process, which involved the onboarding of five new directors and the retirement of five directors during the two-year period ending with the Annual Meeting;

- Participating in regular engagement with Sysco investors regarding matters of corporate governance; and
- Managing the CEO transition.

Ms. Ward's additional annual retainer for service as Chairman of the Board was paid quarterly in the form of "elected shares" that were deferred as described below under "—Deferral of Shares." See footnote 1 to the "Fiscal 2018 Director Compensation" table below for a detailed discussion of the elected shares deferred by Ms. Ward. Mr. Bené, who will succeed Ms. Ward as Chairman of the Board, will not receive additional compensation for his service as Chairman.

Each November, the Board grants approximately $160,000 in time vesting equity incentives to each of the non-employee directors in the form of restricted stock awards. For fiscal 2018, the Board granted approximately $160,000 in restricted stock awards that vest in full on the first anniversary of the grant date. See "Equity-Based Awards to Non-Employee Directors" below for a description of the plan under which these awards were granted, the "Fiscal 2018 Director Compensation" table below for detailed compensation information for fiscal 2018 for each of our non-employee directors and "Stock Ownership—Stock Ownership Guidelines" below for a description of the stock ownership requirements applicable to our non-employee directors. In the event that the Sysco Corporation 2018 Omnibus Incentive Plan is approved by stockholders at the Annual Meeting, future grants of equity awards to the non-employee directors, including any restricted stock awards, will be made pursuant to such plan.

Reimbursement of Expenses

All non-employee directors are entitled to receive reimbursements of expenses for all services as a director, including committee participation or special assignments. Reimbursement for non-employee director travel may include reimbursement of a portion of the cost of travel on private aircraft. Specifically, this includes reimbursement for non-commercial air travel in connection with Sysco business, subject to specified maximums, provided that amounts related to the purchase price of an aircraft or

fractional interest in an aircraft are not reimbursable and any portion of the reimbursement that relates to insurance, maintenance and other non-incremental costs is limited to a maximum annual amount. Non-employee directors also receive discounts on products carried by the Company and its subsidiaries comparable to the discounts offered to all company employees.

Directors Deferred Compensation Plan

Non-employee directors may defer all or a portion of their annual retainer, including additional fees paid to committee chairpersons and the Chairman of the Board's and/or Lead Director's annual retainer, under the Directors Deferred Compensation Plan. Non-employee directors may choose from a variety of investment options, including Moody's Average Corporate Bond Yield plus 1%, with respect to amounts deferred prior to fiscal 2009. This

investment option was reduced to Moody's Average Corporate Bond Yield, without the addition of 1%, for amounts deferred after fiscal 2008. We credit such deferred amounts with investment gains or losses until the non-employee director's retirement from the Board or until the occurrence of certain other events.

Equity-Based Awards to Non-Employee Directors

As of September 17, 2018, the non-employee directors held shares of restricted stock and elected and match shares (as described below), all of which were issued under the 2013 Sysco Corporation Long-Term Incentive Plan, which we refer to as the "2013 Long-Term Incentive Plan." Below is a description of the 2013 Long-Term Incentive Plan. In the event that the 2018 Omnibus Incentive Plan is approved by stockholders, all equity awards to directors thereafter will be made under that plan.

Election to Receive a Portion of the Annual Retainer in Common Stock

Under the 2013 Long-Term Incentive Plan, instead of receiving his or her full annual retainer fee in cash, a non-employee director may elect to receive up to 100% of his or her annual retainer fee, including any additional retainer fee paid to the Chairman of the Board and/or Lead Director for his or her service in such capacity and any fees paid to a committee chairman for his or her service in such capacity, in 10% increments, in common stock. If a director makes this election, on the date we make each quarterly payment of the director's annual retainer fee we credit the director's stock account with:

- The number of shares of Sysco common stock that the director could have purchased on that date with the portion of his or her cash retainer that he or she has chosen to receive in stock, assuming a purchase price equal to the last closing price of the common stock on the last business day before that date; we call these shares "elected shares"; and
- With respect to up to half of his or her annual retainer fee, excluding any additional retainer fee paid for chairing the Board or one of its committees and/or serving as Lead Director, 50% of the number of elected shares we credited to the director's account; we call these extra shares "match shares."

The elected shares and match shares vest as soon as we credit the director's account with them, but we do not issue them until the end of the calendar year. The director may not transfer the match shares, however, until one year after we issue them, or, if deferred, the date that we otherwise would have issued them, provided that certain events will cause this transfer restriction to lapse.

The one year transfer restriction on match shares will lapse if:

- the director dies;
- the director leaves the Board:
  - due to disability;
  - after having served out his or her full term; or
  - after reaching age 71; or
- a change in control, as defined in the plan, occurs.

Annual Awards of Restricted Stock

Pursuant to the 2013 Long-Term Incentive Plan, the Board may grant to non-employee directors, among other things, shares of restricted stock, in the amounts and on such terms as it determines, but no such grant may vest earlier than one year following the grant date. A restricted stock award is denominated in shares of common stock and is subject to transfer restrictions and the possibility of forfeiture. In November 2017, we issued restricted stock awards to non-employee directors under the 2013 Long-Term Incentive Plan.

Generally, if a director ceases to serve as a director of Sysco, he or she will forfeit all the unvested restricted stock that he or she holds. However, if the director leaves the board after serving out his or her term, or for any reason after reaching age 71, his or her restricted stock will remain in effect and continue to vest as if the director had remained a director of Sysco. All unvested restricted stock will automatically vest upon the director's death.

Deferral of Shares

A non-employee director may elect to defer receipt of all or any portion of any shares of common stock issued under the 2013 Long-Term Incentive Plan, whether such shares are to be issued as a grant of restricted stock, elected shares or match shares. Generally, the receipt of stock may be deferred until the earliest to occur of the death of the non-employee director,

the date on which the non-employee director ceases to be a director of the Company, or a change of control of Sysco. All such deferral elections shall be made in accordance with the terms and conditions set forth in Sysco's 2009 Board of Directors Stock Deferral Plan.

Change in Control

Under the 2013 Long-Term Incentive Plan and the applicable grant agreements, any unvested awards of restricted stock will vest immediately upon the occurrence of a specified change in control.

Fiscal 2018 Director Compensation

The following table provides compensation information for fiscal year 2018 for each of our directors who served for any part of the fiscal year, other than Messrs. DeLaney and Bené, whose compensation for services as an officer is disclosed in the Summary Compensation Table on page 59:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Non-Qualified Deferred Compensation Earnings ($)[5]	Other Compensation ($)[6]	Total ($)
Brutto	$ 109,375	$ 185,028	$ —	$ —	$ 294,403
Cassaday	120,000	185,028	—	—	305,028
Craven[7]	55,625	—	2,443	—	58,068
Frank	100,000	185,028	—	—	285,028
Glasscock	120,000	185,028	—	—	305,028
Golden[7]	50,000	—	20,685	—	70,685
Halverson	100,000	185,028	—	—	285,028
Hinshaw[8]	25,000	—	—	—	25,000
Koerber	100,000	185,028	—	—	285,028
Newcomb	100,000	185,028	—	—	285,028
Peltz	100,000	185,028	—	—	285,028
Shirley	100,000	185,028	—	—	285,028
Talton	75,000	185,028	—	—	260,028
Tilghman	125,000	185,028	—	—	310,028
Ward	575,000	185,028	9,902	—	769,930

(1) Includes retainer fees, including any retainer fees for which the non-employee director has elected to receive shares of Sysco common stock in lieu of cash and fees for the fourth quarter of fiscal 2018 that were paid at the beginning of fiscal 2019. Although we credit shares to a director's account each quarter, the elected shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board terminates. The number of shares of stock actually credited to each non-employee director's account in lieu of cash during fiscal 2018, excluding match shares, which are reported in the column entitled "Stock Awards," above was as follows: 825 shares for each of Mr. Brutto, Mr. Cassaday, Mr. Frank, Mr. Halverson, Dr. Koerber, Ms. Newcomb, Mr. Peltz, Mr. Shirley, Ms. Talton and Mr. Tilghman; 435 shares for Dr. Craven and Mr. Golden; 364 shares for Mr. Hinshaw; 988 shares for Mr. Glasscock; and 9,508 shares for Ms. Ward. Directors may choose to defer receipt of the elected shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. The number of elected shares of stock deferred by each non-employee director during fiscal 2018 (which are included in the elected shares described above) was as follows: Dr. Craven (435 shares), Mr. Hinshaw (364 shares), Dr. Koerber (825 shares), Mr. Glasscock (988 shares) and Ms. Ward (9,508 shares). To the extent that cash dividends are paid on our common stock, non-employee directors also receive the equivalent amount of the cash dividend credited to their account with respect to all elected shares that are deferred. If the director has chosen to defer the receipt of any shares, they will be credited to the director's account and issued on the earliest to occur of the "in-service" distribution date elected by the director (which shall be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal.

(2) For fiscal 2018, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, determined that it would grant approximately $160,000 in equity incentives to each of the non-employee directors. Therefore, on November 16, 2017, the Board granted to each of the non-employee directors 2,958 shares of restricted stock valued at $54.10 per share, the closing price of Sysco common stock on the New York Stock Exchange on November 15, 2017. These awards were granted under the 2013 Long Term Incentive Plan and vest in full on the first anniversary of the grant date. The amounts in this column reflect the grant date fair value of the awards computed in accordance with ASC 718, "Compensation — Stock Compensation". See Note 17 of the consolidated financial statements in Sysco's Annual Report for the year ended June 30, 2018, regarding assumptions underlying valuation of equity awards. The amounts in this column also reflect the grant date fair value of awards computed in accordance with ASC 718, "Compensation — Stock Compensation" with respect to a 50% stock match for directors who elect to receive a portion of their annual retainer fee in common stock. The value of any "elected" shares is included in the column entitled "Fees Earned or Paid in Cash," as described in footnote (1) above. See "Directors Stock Plans" above for a more detailed description. Although we credit shares to a director's account each quarter, the shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board of Directors terminates. The number of match shares actually credited to each non-employee director's account during fiscal 2018 was 412 shares except for Dr. Craven (217 shares), Mr. Golden (217 shares) and Mr. Hinshaw (91 shares). Directors may choose to defer receipt of the restricted stock and the match shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. Each of Mr. Glasscock, Dr. Koerber, Ms. Talton and Ms. Ward deferred receipt of the 2,958 shares of restricted stock and each of the foregoing directors deferred receipt of the 412 match shares described above. None of Dr. Craven or Messrs. Golden or Hinshaw received a restricted stock grant of 2,958 shares, but Dr. Craven and Mr. Hinshaw did defer their respective stock matches as described above. To the extent that cash dividends are paid on our common stock, non-employee directors also receive the equivalent amount of the cash dividend credited to their account with respect to all deferred restricted stock awards and all match shares that are deferred, in the form of stock units. Directors may elect an "in-service" distribution date for deferrals that is at least one year following the end of the plan year in which the shares would otherwise have been distributed to the Director. Otherwise, distributions occur upon the earlier of the death of the director, the date on which the director ceases to be a director of the Company, or a change of control of Sysco, unless the director applies for and qualifies for a hardship withdrawal.

(3) The aggregate number of options and unvested stock awards held by each director listed in the table above, as of June 30, 2018, was as follows:

	Aggregate Unvested Stock Awards Outstanding as of June 30, 2018	Aggregate Options Outstanding as of June 30, 2018
Brutto	2,958	—
Cassaday	2,958	—
Craven[7]	—	—
Frank	2,958	—
Glasscock	2,958	—
Golden[7]	—	—
Halverson	2,958	—
Hinshaw[8]	—	—
Koerber	2,958	—
Newcomb	2,958	—
Peltz	2,958	—
Shirley	2,958	—
Talton	2,958	—
Tilghman	2,958	—
Ward	2,958	—

The unvested stock awards for each non-employee director listed in the table immediately above relate to restricted stock awards granted in November 2017 that vest in November 2018.

(4) None of the directors shown in the table received option grants during fiscal 2018.

(5) We do not provide a pension plan for the non-employee directors. For each non-employee director, the amounts shown in this column represent above-market earnings on amounts deferred under the Non-Employee Director Deferred Compensation Plan. Directors who do not have any amounts in this column were not eligible to participate in such plan, did not participate in such plan or did not have any above-market earnings.

(6) The total value of all perquisites and personal benefits received by each of the non-employee directors was less than $10,000.

(7) Dr. Craven and Mr. Golden retired from the Board on November 17, 2017.

(8) Mr. Hinshaw was appointed to the Board on April 12, 2018.

Mr. DeLaney and Mr. Bené did not receive any compensation for their fiscal 2018 Board service, other than the compensation for services as an employee that is disclosed elsewhere in this proxy statement. See "Executive Compensation – Summary Compensation Table" for details regarding compensation earned by Messrs. DeLaney and Bené for fiscal 2018.

EXECUTIVE OFFICERS

The following persons currently serve as executive officers of Sysco. Each person listed below, other than Ms. Zielinski, has served as an officer of Sysco and/or its subsidiaries for at least the past five years.

Name	Title	Age
Thomas L. Bené*	President and Chief Executive Officer	56
Greg D. Bertrand*	Executive Vice President, U.S. Foodservice Operations	54
R. Scott Charlton	Executive Vice President, Supply Chain	59
William W. Goetz	Senior Vice President, Sales & Marketing	54
Joel T. Grade*	Executive Vice President and Chief Financial Officer	48
Russell T. Libby*	Executive Vice President, Administration and Corporate Secretary	52
Paul T. Moskowitz	Executive Vice President, Human Resources	54
Wayne R. Shurts*	Executive Vice President and Chief Technology Officer	59
Brian R. Todd	Senior Vice President, Merchandising	55
Anita A. Zielinski	Senior Vice President and Chief Accounting Officer	45

*   Named Executive Officer.

Thomas L. Bené has served as Sysco's President and Chief Executive Officer since January 2018. Previously, he served as President and Chief Operating Officer from January 2016 to December 2017, Executive Vice President and President, Foodservice Operations from January 2015 to December 2015, Executive Vice President and Chief Commercial Officer from September 2013 to December 2014 and as Executive Vice President, Chief Merchandising Officer from May 2013 to September 2013. Prior to joining Sysco, Mr. Bené served as President of PepsiCo Foodservice from 2011 until 2013. During his 23 year career with PepsiCo, Mr. Bené held various senior roles with PepsiCo, including President, Pepsi-Cola North American Beverages; SVP, Sales and Franchise Development; President, PepsiCo Foods & Beverages, Canada; and Chief Operating Officer, South Beach Beverage Co. Mr. Bené joined PepsiCo in 1989 after working for American Hospital Supply. Through these various operations and management positions within PepsiCo and Sysco, Mr. Bené has gained valuable insight into the foodservice industry and has acquired significant experience and knowledge in the areas of foodservice operations, leadership and management development, corporate strategy development, merchandising, sales, marketing, revenue management, shared services and distribution and supply chain management. In light of these qualifications, and its continuing view that it is appropriate and beneficial to Sysco to have its CEO serve as management's voice on the Board, in July 2017 the Board determined that Mr. Bené would be appointed to the Board on January 1, 2018, following Mr. DeLaney's transition off of the Board. See "Corporate Governance – CEO Succession Plan" above for further discussion.

Greg D. Bertrand has served as Sysco's Executive Vice President, U.S. Foodservice Operations since July 2018. Previously, he served as Senior Vice President, U.S. Foodservice Operations from July 2016 to July 2017, Senior Vice President, Foodservice Operations (West) from August 2015 to July 2016, Senior Vice President, Merger Integration Deployment from November 2014 to August 2015, and Senior Vice President, Business Process Integration from March 2014 to November 2014. Mr. Bertrand began his Sysco career in 1991 as a Marketing Associate at Sysco Chicago, where he advanced through several sales leadership positions before becoming Vice President-Sales in 1997 and Senior Vice President-Sales in 1998. He was promoted to Executive Vice President in 1999. In 2005, he was named President-Sysco Eastern Wisconsin. He became President-Sysco Chicago in 2008 and took on the added responsibilities of leading Sysco Eastern Wisconsin and Sysco Baraboo in 2009. He was promoted to Market Vice President-Midwest in 2010 and then to Senior Vice President – Foodservice Operations (West) in July 2012.

R. Scott Charlton has served as Sysco's Executive Vice President, Supply Chain since August 2015, having been promoted from Senior Vice President, Distribution Services, a position he had held since July 2013. Prior to joining Sysco, Mr. Charlton served as Executive Vice President, Operations, at C&S Wholesale from 2007 until June 2013. Between 1980 and 2007, Mr. Charlton served in a variety of manufacturing, operations and quality assurance roles at Publix Super Markets, Inc., culminating with his role as Senior Vice President, Manufacturing and Distribution, from 2005 to 2007.

William W. Goetz has served as Sysco's Senior Vice President, Sales & Marketing since July 2016. Previously, he served as Senior Vice President and Chief Marketing Officer from October 2013 until July 2016. Mr. Goetz began his career at Sysco Corporation in January 2012 as Senior Vice President, Marketing. Mr. Goetz began his career in 1986 as a management trainee at Cintas Corporation and progressed through a series of sales and marketing roles before being named Vice President-Marketing and Merchandising in 1997. In 2003, he joined ECOLAB Corporate as Vice President-Corporate Marketing, and later was appointed Vice President-International Marketing. In 2006, he returned to Cintas as Vice President and Chief Marketing Officer. In 2008, he assumed the role of President and Chief Operating Officer-Global Accounts and Strategic Markets of Cintas, in which he served until joining Sysco in 2012.

Joel T. Grade has served as Sysco's Executive Vice President and Chief Financial Officer since September 2015, having been promoted from Senior Vice President – Finance and Chief Accounting Officer, a position he had held since February 2014. Mr. Grade began his career at Sysco as a Staff Auditor in 1996. He was promoted to Assistant Manager-Operations Review in 1999. He transferred to Sysco Austin in 2000 as Controller, was appointed Vice President-Finance and CFO of Sysco Chicago in 2002, and became Vice President-Finance and CFO of Sysco Canada in 2007. He was promoted to Vice President, Foodservice Operations of Sysco Corporate and President of Sysco Canada in 2010 and held that position until May 2012, when he was appointed Senior Vice President, Foodservice Operations (North).

Russell T. Libby has served as Sysco's Executive Vice President, Administration and Corporate Secretary since August 2015. Previously, he served as Executive Vice President – Corporate Affairs, Chief Legal Officer and Corporate Secretary from March 2014 to August 2015 following his promotion from Senior Vice President, General Counsel and Corporate Secretary, a position he had held since November 2011. He joined Sysco in October 2007 as Assistant Vice President, Mergers and Acquisitions and Real Estate and was promoted to Vice President and Assistant General Counsel in July 2009 and to Vice President, General Counsel and Corporate Secretary in December 2010. From 1997 through September 2007, Mr. Libby worked for the North America unit of COFRA Holding A.G., a Swiss international conglomerate, in various positions of increasing responsibility, culminating in service as President of COFRA North America and Vice President, Legal for Good Energies, Inc., an affiliated investment advisor.

Paul T. Moskowitz has served as Sysco's Executive Vice President, Human Resources since August 2015, having been promoted from Senior Vice President, Human Resources, a position he had held since January 2011. Prior to joining Sysco, Mr. Moskowitz served as Chief Human Resources Officer of Dean Foods Company, a large dairy processing company from 2007 until 2011. Between 1996 and 2004, he held various senior roles with Yum! Brands. His last position with Yum! Brands was Chief People Officer at Pizza Hut from 2004 to 2007.

Wayne R. Shurts has served as Sysco's Executive Vice President and Chief Technology Officer since October 2012. Prior to joining Sysco, Mr. Shurts served as Executive Vice President of SuperValu Inc. from 2010 until 2013. Between 2006 and 2010, he held various senior roles with Cadbury. His last position with Cadbury was Chief Information Officer from 2008 to 2010. Mr. Shurts served as a member of the board of directors of Con-Way Inc., a freight transportation and logistics services company, from May 2015 until it was acquired by XPO Logistics in October 2015.

Brian R. Todd has served as Sysco's Senior Vice President, Merchandising since August 2017. Previously, he served as Vice President, Operational Merchandising from August 2016 to July 2017, Vice President, Strategic Sourcing and Supplier Partnerships from October 2012 to July 2016, and Vice President, Merchandising from July 2011 to October 2012. Mr. Todd began his Sysco career in 1996 as a Protein Brand Manager at SERCA Ontario (which was acquired by Sysco), advancing through several merchandising leadership positions at Sysco Toronto and Sysco Canada before being promoted to Vice President, Merchandising and Marketing for Sysco Canada in July 2009.

Anita A. Zielinski has served as Sysco's Senior Vice President and Chief Accounting Officer since April 2017. Prior to joining Sysco, Ms. Zielinski served as partner of Ernst & Young LLP, a public accounting firm ("E&Y"), since 2013 and as a member of E&Y's assurance practice for over 20 years. She has extensive experience working with both large and midcap public registrants on securities law filings, business combinations and complex accounting and financial reporting matters, and is a Certified Public Accountant.

Management Development and Succession Planning

On an ongoing basis, the Board plans for succession to the position of CEO and other key management positions, and the Corporate Governance and Nominating Committee is responsible for reviewing and recommending to the Board all key management appointments at or above senior vice president. To assist the Board, the CEO periodically provides the Board with an assessment of senior executives and their potential to succeed to the position of CEO. On an annual basis, the Board and its Corporate Social Responsibility Committee have engaged in discussions with management regarding increasing the diversity of Sysco's executive management team. In addition, the CEO periodically provides the Board with an assessment of potential successors to other key positions.

Management development and succession planning remained top priorities of executive management and the Board during fiscal 2018, as evidenced by the CEO succession plan announced in July 2017, pursuant to which Mr. Bené, our then current President and Chief Operating Officer, succeeded Mr. DeLaney as President and CEO and became a member of our Board, filling the vacancy resulting from Mr. DeLaney's transition out of these roles effective December 31, 2017. CEO succession, together with human capital and succession planning more broadly, were also discussed by Sysco's Board at its regularly scheduled meeting in May 2018.

STOCK OWNERSHIP

Security Ownership of Officers and Directors

The following table sets forth certain information with respect to the beneficial ownership of Sysco's common stock, as of September 17, 2018, by (i) each current director and director nominee, (ii) each named executive officer (as defined under "Compensation Discussion and Analysis"), and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to his or her shares. Fractional shares have been rounded to the nearest whole share.

	Shares of Common Stock Owned Directly	Shares of Common Stock Owned Indirectly	Shares of Common Stock Underlying Options[1]	Total Shares of Common Stock Beneficially Owned[1][2]	Percent of Outstanding Shares[3]
Thomas L. Bené	48,153	—	558,271	606,424	*
Greg D. Bertrand	25,037	—	242,269	267,306	*
Daniel J. Brutto	11,319[4]	—	—	11,319	*
John M. Cassaday	70,760[4]	—	—	70,760	*
William J. DeLaney	9,382	28,235[5]	122,140	159,757	*
Joshua D. Frank	4,005[4]	—	—	4,005	*
Larry C. Glasscock	58,270[4]	—	—	58,270	*
Joel T. Grade	35,016	257[6]	317,973	353,246	*
Bradley M. Halverson	8,640[4]	—	—	8,640	*
John M. Hinshaw	485[4]	—	—	485	*
Hans-Joachim Koerber	59,895[4]	—	—	59,895	*
Russell T. Libby	57,362	—	293,788	351,150	*
Nancy S. Newcomb	66,252[4]	—	—	66,252	*
Nelson Peltz	4,005[4]	37,652,176[7]	—	37,656,181	7.23%
Edward D. Shirley	8,640[4]	—	—	8,640	*
Wayne R. Shurts	43,265	—	478,201	521,466	*
Sheila G. Talton	4,257[4]	—	—	4,257	*
Richard G. Tilghman	61,137[4]	1,957[8]	—	63,094	*
Jackie M. Ward	159,366[4]	61[8]	—	159,427	*
All Directors and Executive Officers as a Group (23 Persons)	840,340[9]	37,654,451	2,518,837[10]	41,009,622[9][10]	7.88%

(*) *Less than 1% of outstanding shares.*

(1) *Includes shares underlying options that are presently exercisable or will become exercisable within 60 days after September 17, 2018. Shares subject to options that are presently exercisable or will become exercisable within 60 days after September 17, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.*

(2) *Includes shares underlying restricted stock units (RSUs) that will vest and settle within 60 days after September 17, 2018. Shares underlying RSUs that will vest and settle within 60 days after September 17, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such RSUs, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons. It is expected that approximately one-third of the shares underlying these RSUs will be withheld to pay taxes related to the RSUs as they vest and settle.*

(3) *Applicable percentage of beneficial ownership at September 17, 2018 is based on 520,689,279 shares outstanding.*

(4) *Includes shares that were elected to be received in lieu of non-employee director retainer fees during the first half of calendar 2018, and related matching shares under the 2009 Non-Employee Directors Stock Plan. For Ms. Ward, this includes 4,497 elected shares and 195 matching shares; for Mr. Glasscock, this includes 467 elected shares and 195 matching shares; for Mr. Hinshaw, this includes 364 elected shares and 91 matching shares; for each of the other non-employee directors, this includes 390 elected shares and 195 matching shares. Unless the director has chosen to defer the shares under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, these shares will be issued on December 31, 2018 or within 60 days after a non-employee director ceases to be a director, whichever occurs first. Directors may choose to defer receipt of these shares related to director retainer fees, as well as shares awarded pursuant to restricted stock grants, and these deferred amounts are also included in this line item. To the extent cash dividends are paid on our common stock, non-employee directors also receive the equivalent amount of the cash dividend credited to their account with respect to all deferred restricted stock awards, and all elected and matched shares that are deferred. The number of shares in each non-employee director's deferred stock account, including related dividend equivalents, is as follows: Mr. Brutto (6,129), Mr. Cassaday (none), Mr. Frank (none), Mr. Glasscock (57,566), Mr. Halverson (none), Mr. Hinshaw (none), Dr. Koerber (4,420), Ms. Newcomb (none), Mr. Peltz (none), Mr. Shirley (none), Ms. Talton (3,672), Mr. Tilghman (none) and Ms. Ward (14,316). If the director has chosen to defer the receipt of any shares, he or she will be credited to the director's account in the 2009 Board of Directors Stock Deferral Plan and issued on the earliest to occur of the "in-service" distribution date elected by the director (which shall be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal. Deferred shares are deemed outstanding for purposes of computing the percentage ownership of the persons holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.*

(5) *These shares are held by a family limited partnership controlled by Mr. DeLaney and his spouse.*

(6) *These shares are held in trust for the benefit of Mr. Grade's son.*

(7) *37,648,171 of these shares are owned by Trian Fund Management, L.P. ("Trian"), an institutional investment manager, and certain investment funds and vehicles managed by Trian (the "Trian Funds"). None of such shares are held directly by Mr. Peltz. Of such shares, approximately 29 million shares are currently held in the ordinary course of business with other investment securities owned by the Trian Funds in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Funds, subject to applicable federal margin regulations, stock exchange rules and credit policies. An additional 4,005 of these shares are held directly by Mr. Frank, over which Trian may be deemed to have beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by virtue of a director fee agreement between Trian and Mr. Frank that is further described in the Schedule 13D/A filed on June 9, 2016 by Trian and certain of its affiliates. Trian Fund Management GP, LLC, of which Mr. Peltz is a member, is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian with respect to all of the shares it may be deemed to beneficially own. Accordingly, Mr. Peltz and Trian may be deemed to indirectly beneficially own the shares that the Trian Funds directly and beneficially own, and the shares that Mr. Frank directly and beneficially owns. See "-Security Ownership of Certain Beneficial Holders" below. Except as described above, Mr. Peltz disclaims beneficial ownership of such shares for all other purposes.*

(8) These shares are held by the spouse of the director or executive officer.

(9) Includes an aggregate of 114,474 shares directly owned by the current executive officers other than the named executive officers.

(10) Includes an aggregate of 628,335 shares underlying options that are presently exercisable or will become exercisable within 60 days after September 17, 2018 held by the current executive officers other than the named executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our common stock by persons or groups known to us to be beneficial owners of more than 5% of Sysco's common stock outstanding as of September 17, 2018. The applicable percentage of beneficial ownership is based on 520,689,279 shares outstanding as of September 17, 2018.

	Total Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares
The Vanguard Group and certain affiliates[1]	38,891,154	7.47%
Trian Fund Management, L.P. and certain affiliates[2]	37,656,181	7.23%
BlackRock, Inc. and certain affiliates[3]	32,300,198	6.20%

(1) This information is based on a Schedule 13G/A filed on February 9, 2018 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard has sole power to vote, or to direct the vote of, 692,281 shares of common stock, sole power to dispose, or to direct the disposition of, 38,081,659 shares of common stock, shared power to vote, or to direct the vote of, 137,433 shares of common stock, and shared power to dispose, or to direct the disposition of, 809,495 shares of common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) This information is based on (i) a Schedule 13D/A filed on September 13, 2018 by Trian and certain of its affiliates, and (ii) information provided to the Company by Trian. Trian has shared power to vote, or to direct the vote of, and shared power to dispose, or to direct the disposition of, these shares of common stock. The address for Trian is Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, NY 10017.

(3) This information is based on a Schedule 13G/A filed on January 23, 2018 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock has the sole power to vote, or to direct the vote of, 27,142,775 shares of common stock, and the sole power to dispose, or to direct the disposition of, 32,300,198 shares of common stock. The address for BlackRock is BlackRock, Inc., 55 East 52nd Street, New York, NY 10055.

Stock Ownership Guidelines

To align the interests of our management with those of our stockholders, Sysco's Board of Directors concluded that our senior officers should have a significant financial stake in Sysco stock. To further that goal, for several years we have maintained stock ownership guidelines for our executives.

Pursuant to these guidelines, upon the end of the five-year period from the date the officer is hired, promoted or otherwise becomes subject to the guidelines, the following senior officers should own, based on their respective positions, a minimum number of shares equal in value to the multiple of each such officer's annual base salary as described in the following table.

Position	Minimum Ownership Requirement (Multiple of Base Salary)
CEO	7x
Executive Vice Presidents	4x
Senior Vice Presidents	2x

Our senior officers have five years to achieve these ownership requirements. The five-year period begins on the date the officer is hired, promoted or otherwise becomes subject to the guidelines. If an individual is promoted to a position that requires the ownership of a greater amount of stock than his or her prior position, the five-year period pertaining to the new position will begin upon the effective date of the hiring or promotion; provided, further, however, that a promoted individual shall continue to comply with the above ownership requirements applicable to his or her prior position at all times subsequent to the promotion.

The shares counted towards these ownership requirements shall include Sysco shares of common stock owned directly by the senior officer, including shares of vested restricted stock held by the officer that may be subject to transfer restrictions or potential clawbacks, shares owned indirectly by the officer through any Sysco employee stock purchase plan, two-thirds of the shares underlying an officer's unvested restricted stock units, two-thirds of the shares of unvested restricted stock held by the officer, and one-quarter of the shares underlying performance share units held by the officer, rounded down to the nearest whole share and assuming satisfaction of all applicable financial performance criteria at the "target" level, and shall not include shares held through any other form of indirect beneficial ownership or shares underlying unexercised options. Equity-based incentive awards are anticipated to provide all senior officers with the opportunity to satisfy these requirements within the specified time frames.

These ownership requirements are set at levels that Sysco believes are reasonable given the senior officers' respective salaries and responsibility levels. In addition, Semler Brossy has reviewed our ownership guidelines and confirmed that they are consistent with the corresponding practices of our peer group.

In connection with the ownership requirements described above, each senior officer of the Company shall retain 25% of the net shares acquired upon exercise of stock options and 100% of the net shares acquired pursuant to the vesting of RSUs and PSUs until the officer's holdings of Company stock equal or exceed the applicable minimum ownership requirement. For these purposes, "net shares" shall mean the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, exercise price.

The Corporate Governance Guidelines also provide that, after five years of service as a non-employee director, such individuals are expected to continuously own a minimum of 16,500 shares of Sysco common stock. The shares beneficially owned by Trian, as reported above under " – Security Ownership of Certain Beneficial Owners," are credited to Messrs. Frank and Peltz for purposes of our ownership requirements.

We provide the Board of Directors with the status of the officers' and directors' stock ownership at all of the regularly-scheduled meetings to ensure compliance with these holding requirements. As of September 17, 2018, each of the named executive officers and directors were in compliance with the applicable stock ownership guidelines.

Stock Trading Restrictions

Directors and executive officers may only purchase and sell Sysco common stock and exercise stock options pursuant to a 10b5-1 trading plan adopted during an approved quarterly trading window, subject to limited exceptions, including "net exercises" of stock options that do not involve an open market sale of shares and hardship exemptions. Quarterly trading windows generally open two business days after Sysco issues its quarterly earnings release and typically close around seven weeks after the opening of the window.

The adoption of a 10b5-1 trading plan or other transaction in Sysco stock by such directors and executive officers must be pre-approved by a committee that includes the Chairman of the Board, the Chair of the Corporate Governance and Nominating Committee, the Chief Executive Officer and the Company's chief legal officer, following their review of the amount and timing of the proposed transaction and their confirmation that the individual in question does not possess any material inside information about the Company. Trades under a 10b5-1 trading plan may not commence until 30 days after adoption of the plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than ten percent (10%) of our common stock are required to file with the Securities and Exchange Commission and the New York Stock Exchange reports of initial ownership of our common stock and changes in ownership of such common stock. To our knowledge, no person

beneficially owns more than 10% of our common stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2018, all of our executive officers and directors complied with the Section 16(a) requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of June 30, 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	18,391,610	$ 43.92	34,522,535[1]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	18,391,610	$ 43.92	34,522,535[1]

(1) Includes 27,297,349 shares issuable pursuant to our 2013 Long-Term Incentive Plan, of which 11,197,918 shares are eligible to be granted as full value awards, and 7,225,186 shares issuable pursuant to our Employee Stock Purchase Plan as of June 30, 2018. The amount does not reflect the issuance of 227,012 shares in June 2018 pursuant to the completion of the quarterly purchase under our Employee Stock Purchase Plan.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our philosophy and objectives of our executive compensation program and describe the material components of our executive compensation program for our fiscal 2018 named executive officers, or "NEOs," whose compensation is set forth in the 2018 Summary Compensation Table and other compensation tables contained in this proxy statement:

- Thomas L. Bené, our President and Chief Executive Officer;
- William J. DeLaney, our former Chief Executive Officer;
- Joel T. Grade, our Executive Vice President and Chief Financial Officer;
- Greg D. Bertrand, our Executive Vice President, U.S. Foodservice Operations;
- Russell T. Libby, our Executive Vice President, Administration and Corporate Secretary; and
- Wayne R. Shurts, our Executive Vice President and Chief Technology Officer.

As explained in further detail below, Mr. DeLaney transitioned out of his roles as CEO and a member of the Board effective December 31, 2017. Since that date, Mr. DeLaney has continued full-time employment with the Company as a consultant and mentor to our current CEO, Mr. Bené, and this transitional period continues through December 31, 2018. For purposes of this Compensation Discussion and Analysis and the related disclosures that follow under the heading "Executive Compensation" below, the term "Current NEOs" excludes Mr. DeLaney. Except as otherwise noted, the guiding principles, decision-making methodologies, objectives and rationales described in this section applied to Mr. DeLaney's fiscal 2018 compensation as CEO until he transitioned out of that role on December 31, 2017. For information regarding Mr. DeLaney's compensation during the transitional period, see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney."

Executive Summary

Sysco is the global leader in selling, marketing and distributing food products, equipment and supplies to the foodservice industry. As such, our long-term success depends on our ability to attract, engage, incentivize and retain highly talented individuals who are committed to Sysco's vision and strategy. One of the key objectives of our executive compensation program is to link executives' pay to their performance and their advancement of Sysco's overall annual and long-term performance and business strategies.

Other objectives include aligning the executives' interests with those of stockholders and encouraging high-performing executives to remain with Sysco over the course of their careers. We believe that Sysco's compensation strategies have been effective in attracting executive talent and promoting performance and retention. We also believe that the amount of compensation for each NEO reflects his extensive management experience, high performance and exceptional service to Sysco and our stockholders.

Business Highlights

For more detail please see our Annual Report on Form 10-K ("Form 10-K") filed with the Securities and Exchange Commission (the "SEC"). Our discussion below of our results includes certain non-GAAP financial measures that we believe provide important perspective with respect to underlying business trends. Any non-GAAP financial measures will be denoted as adjusted measures and exclude the impact from: (1) expenses associated with our revised business technology strategy announced in fiscal 2016, as a result of which we incurred costs to convert to a modernized version of our established platform as opposed to completing the implementation of an Enterprise Resource Planning (ERP) system; (2) professional fees related to our three-year strategic plans; (3) restructuring expenses within our Brakes Group operations; (4) severance charges related to restructuring; and (5) foreign non-income based taxes. In addition, fiscal 2018 results of operations are impacted by business technology transformation initiative costs, facility closure charges, multiemployer pension (MEPP) withdrawal charges and debt extinguishment charges, which are also excluded from our non-GAAP financial measures.

The non-GAAP financial measures presented also exclude the impact of the following acquisition-related items: (1) intangible amortization expense and (2) integration costs. All acquisition-related costs in fiscal 2018 and 2017 that have been excluded relate to the fiscal 2017 acquisition of Cucina Lux Investments Limited (the Brakes Acquisition),

discussed in Note 4, "Acquisitions." The Brakes Acquisition also resulted in non-recurring tax expense in fiscal 2017, primarily from non-deductible transaction costs.

The non-GAAP financial measures presented further exclude certain impacts of the Tax Cuts and Jobs Act of 2017 (the Tax Act) enacted on December 22, 2017. The impact for fiscal 2018 includes: a provisional estimate of a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries and a net benefit from remeasuring Sysco's accrued income taxes, deferred tax liabilities and deferred tax assets due to the changes in tax rates. Other tax-related items impacting results of operations include foreign withholding taxes on repatriated earnings, net of foreign tax credits, and a benefit from contributions made to fund Sysco's tax-qualified United States (U.S.) pension plan (the U.S. Retirement Plan).

The fiscal 2018 and fiscal 2017 items described above and excluded from our non-GAAP measures are collectively referred to as "Certain Items." In addition, our adjusted return on invested capital performance targets, as measured for purposes of our performance share units and cash performance units, were established prior to the Brakes Acquisition. Accordingly, the results used for determining payouts excluded the Brakes Acquisition to adjust for the accumulation of debt incurred for the Brakes Acquisition that would not have been borrowed absent this acquisition.

More information on the rationale for the use of these measures can be found in our Form 10-K on pages 27-33 and reconciliations to GAAP numbers can be found in <u>Annex I</u> - Non-GAAP Reconciliations.

The overall macroeconomic trends continue to be positive in the U.S., and the underlying economic picture remains encouraging, including a strong employment market. This has resulted in a healthy consumer that is helping to drive a positive trend in restaurant sales. We also see continued growth with local customers, as they increase their reach through flexible menus, innovative concepts and additional delivery options to reach consumers. The U.K market continues to experience acute product inflation in the mid-to-high single digits. Throughout fiscal 2018, we improved our customer experience through enhanced service levels, improved sales retention and higher customer loyalty, enhanced associate engagement through improved workplace safety and improved associate retention through attractive career growth opportunities. These were all key targeted steps towards achieving our initial three-year plan financial objectives.

Comparison of our results from fiscal 2018 to fiscal 2017:

- Sales increased 6.1%, or $3.4 billion, to $58.7 billion;
- Operating income increased 13.4%, or $275.8 million, to $2.3 billion; adjusted* operating income increased 8.4%, or $196.5 million, to $2.5 billion;
- Net earnings increased 25.2%, or $288.3 million, to $1.4 billion; adjusted* net earnings increased 22.1%, or $300.8 million, to $1.7 billion;
- Basic earnings per share increased 30.5%, or $0.64, to $2.74 from the comparable prior year amount of $2.10 per share; and
- Diluted earnings per share increased 29.8%, or $0.62, to $2.70 from the comparable prior year amount of $2.08 per share; adjusted* diluted earnings per share were $3.14 in fiscal 2018, a 26.6% increase from the comparable prior year amount of $2.48 per share.

* See <u>Annex I</u> - "Non-GAAP Reconciliations" for an explanation of these non-GAAP financial measures.

Say on Pay – Stockholder Feedback

At last year's Annual Meeting, 96.5% of the shares that were voted with respect to the Company's "Say on Pay" proposal (excluding abstentions) voted "FOR" the proposal. At the same meeting, 91.1% of shares voted indicated a preference for annual Say on Pay advisory votes. In light of these voting results, the Board has decided to include the advisory stockholder vote on executive compensation in its proxy materials on an annual basis until the next required advisory vote on the frequency of the advisory stockholder vote on compensation paid to the Company's NEOs. Further, during the past year, we continued to engage in dialogue with some of our largest stockholders to solicit their feedback and gather information on their views and opinions on various operations and governance

issues, including executive compensation practices. After considering the results of the fiscal 2017 "Say on Pay" advisory vote, the Compensation Committee, which we refer to below as the "Committee," determined to continue the emphasis on performance-based compensation for fiscal 2019. The Committee carefully considers feedback from our stockholders regarding our executive compensation program. In addition to the annual "Say on Pay" advisory vote on NEO compensation and the Company's stockholder engagement efforts, stockholders are invited to express their views to the Committee as described under the heading "Corporate Governance–Communicating with the Board."

Our Practices

Below we highlight certain executive compensation practices applicable to our NEOs that we have implemented to drive performance and support the best standards in corporate governance, as well as practices we have not implemented because we do not believe that they would serve our stockholders' long-term interests.

What We Do

- **Pay for Performance** – We link pay to Sysco and individual performance. We retrospectively review the pay and performance relationship of our executive pay on an annual basis. By aligning annual and long-term incentive ("LTI") opportunities with Sysco's annual operating plan and three-year strategic plans, compensation is tightly aligned with stockholder interests.
- **Value Stockholders' Input** – We regularly communicate with several of our larger stockholders and consider their input when designing and implementing compensation programs.
- **Mitigate Undue Risk** – We mitigate undue risk associated with compensation, including utilizing a mix of elements, caps on potential payments, clawback provisions, multiple performance targets and robust Board and management processes to identify risk. We also utilize post-employment covenants designed to protect competitive information of Sysco. We do not believe any of Sysco's compensation programs creates risks that are reasonably likely to have a material adverse impact on Sysco, which we validate through our compensation risk analysis each year.
- **Align Target Compensation with Our Peers** – We generally position the target total direct compensation levels for our Current NEOs at the median of our peer companies for median performance. The variable, performance-linked components of total direct compensation are structured

to reward our Current NEOs at higher levels than the median of our peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of our peer companies.

- **Independent Compensation Consulting Firm** – The Committee seeks counsel from an independent compensation consulting firm that does not provide any other services to Sysco.
- **Executive Compensation Clawback Policy** – The Committee has the authority to recoup compensation if there is (i) a restatement of our financial results, other than a restatement due to a change in accounting policy, within 36 months of the payment of the award and (ii) the restatement would result in the payment of a reduced award if the award were recalculated.
- **Reasonable Change in Control Provisions for Equity Awards** – We believe we have reasonable change in control provisions that generally apply to executive officers in the same manner as the applicable broader employee population, including use of double-trigger vesting for stock options, performance share units ("PSUs") and restricted stock units ("RSUs") awarded since November 2013. We do not provide for separate cash severance payments if a Current NEO is terminated following a change in control.

- **Significant Stock Ownership Guidelines** – We have adopted stringent stock ownership guidelines for our directors and senior officers, including a stock holding requirement. We review and adjust these guidelines when appropriate.
- **Modest Perquisites** – We provide only modest perquisites that have a sound benefit to Sysco's business. We do not allow personal use of private aircraft provided by Sysco or other egregious perquisites.
- **Regular Review of Share Utilization** – We evaluate share utilization by reviewing overhang levels (i.e., dilutive impact of equity compensation on our stockholders) and annual run rates (i.e., the aggregate shares awarded as a percentage of total outstanding shares).

- **Limited Trading Windows** – We require our directors and executive officers to conduct all transactions in Sysco common stock through pre-approved 10b5-1 trading plans established during open trading windows and subject to a 30-day waiting period before trades may commence. Further information about our trading restrictions is available under "Stock Ownership – Stock Trading Restrictions" above.

What We Don't Do

- No employment contracts or guaranteed severance for our Current NEOs.
- No stock option reloading.
- No repricing of underwater stock options.
- No tax gross-ups for financial planning or loss on sale of home in connection with a relocation.

- No separate change in control agreements.
- No excise tax gross-ups upon a change in control.
- No hedging – Our insider trading policy prohibits executive officers and directors from using strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential decrease in the market value of Sysco common stock.

How Pay is Tied to Performance

Sysco's executive compensation program directly links the significant majority of an executive's compensation opportunity to Sysco's financial performance through annual and long-term incentives. The Target Compensation Mix charts below describe each of the principal non-retirement compensation elements for the CEO and the other Current NEOs for fiscal 2018 as a percent of total target direct compensation, including base salary with respect to fiscal 2018 and award opportunities related to annual and

LTI compensation granted in fiscal 2018 and valued at target levels, and excluding (i) any amounts paid with respect to prior years' incentive award grants or (ii) the value of any retirement benefits. Target compensation set forth for Mr. Bené in the chart below includes the one-time award of RSUs granted in February 2018 in connection with his promotion to Chief Executive Officer. See " – What We Paid and Why – Compensation for NEOs – Long-Term Incentives" below.



TARGET COMPENSATION MIX - FY 2018
(consisting of base salary, annual incentive award & long-term incentives)

CEO

87.0% Performance Linked
18.0%
14.3%
21.4%
LTI: 68.9%
13.0%
33.2%

OTHER CURRENT NEOs (AVERAGE)

79.6% Performance Linked
20.4%
23.2%
LTI: 59.2%
20.4%
36.0%

ANNUAL COMPENSATION
- ● Salary
- ● MIP Annual Incentive Award

LONG-TERM INCENTIVES
- ● Stock Options Awarded
- ● Restricted Stock Units Awarded[1]
- ● Performance Share Units Awarded

1   Represents a one-time, promotional long-term incentive award of time-based restricted stock units to Mr. Bené in February 2018 in connection with his promotion to President and CEO. For discussion of the compensation adjustments for Mr. Bené in connection with the transition and appointment to CEO, see "Executive Compensation – CEO Succession Compensation Arrangements – Compensation Adjustments for Mr. Bené."

The Committee has not historically used an exact formula for allocating between fixed and variable, cash and non-cash, or short-term and long-term compensation, allowing it to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

The value of Sysco's stock options, PSUs and RSUs is directly linked to Sysco's stock performance. How we derive the values of the components of Sysco's long-term incentives is discussed under "— How Executive Pay is Established" below. Including the annual incentive award, payment of which is largely dependent on Sysco's financial performance, these performance-linked components constituted approximately 87% and 80%, respectively, of the total target direct compensation of our CEO and the Current NEOs (on average) for the period presented.

Recent Highlights of Our Executive Compensation Program

Sysco is committed to providing and maintaining a competitive executive compensation program. In addition, we continue to address ways in which our pay can be appropriately linked to Company performance. Highlights of Sysco's executive compensation program for fiscal 2018, as established by the Committee, are set forth in the table below. The fiscal 2019 executive compensation program design is substantially consistent with the fiscal 2018 program, excluding (i) the one-time promotional LTI award for Mr. Bené and (ii) the fiscal 2018 Section 162(m) umbrella bonus pool, which imposed maximums on the amounts of the annual incentive awards and which was eliminated for fiscal 2019, as discussed below under " – What We Paid and Why – Compensation for NEOs – Annual Incentive Award – Detailed Information – Limit on Fiscal 2018 Maximum Annual Incentive Award Payments."

Fiscal 2018 Design Highlights:

Component:	Key Design Features:	Objectives:
Annual Incentive Award	Aligned performance goal setting and core financial objectives with Sysco's fiscal 2018 annual operating plan and the initial three-year strategic plan. Adjusted operating income, gross profit dollar growth and broadline case growth, critical performance measures, remained the primary metrics in assessing performance.	• Ensure that the goals reflect market conditions, operating expectations and other relevant factors as reflected in Sysco's annual operating plan and three-year strategic plan. • Reinforce accountability for and reward the achievement of annual operating plan goals.
Annual Incentive Award – NEO Individual Objectives	Established individualized strategic bonus objectives ("SBOs") to increase the focus on quantifiable, near-term strategic objectives over which the recipient of the opportunity has some direct responsibility.	• SBOs provide additional focus on critical strategic objectives that support both financial and non-financial goals. Individualized SBOs are tailored to each participant's line-of-sight influence.
Long-Term Incentives	Continued use of PSUs and stock options as part of the NEO's annual LTI grants. PSUs continue to represent 60% of the LTI opportunity for our NEOs, with stock options representing the remaining 40% of the LTI opportunity. For the PSUs, 2/3rds of the opportunity is based on earnings per share compound annual growth rate during the three-year performance period, with the remaining 1/3rd based on average annual return on invested capital over such performance period.	• Strengthen alignment with shareholders by linking key performance objectives and the compensation opportunity for each Current NEO, including significant compensation at risk. • Strike an appropriate balance between long-term strategic financial goals and relative shareholder returns. • Maintain market competitiveness and an appropriate balance between long-term and short-term orientation to the business, with a continued focus on pay for performance.
One-time, Promotional LTI Award for CEO	In addition to the aforementioned annual and long-term incentives, Mr. Bené received in February 2018 a one-time, promotional LTI award in the form of RSUs.	• Appropriately adjust Mr. Bené's compensation in recognition of his additional responsibilities following his promotion to President and CEO. • Increase Mr. Bené's stake in the success of the Company and enhance the alignment of his interests with those of shareholders. • Align Mr. Bené's stock holdings with the heightened CEO ownership requirements within the designated transition period.

Philosophy of Executive Compensation Program

Our executive compensation plans directly link a substantial portion of annual executive compensation to Sysco's performance. These plans are designed to deliver highly competitive compensation for superior company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. However, the Committee tries to balance pay-for-performance objectives with retention considerations, so that, even

during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers who compete with us for talent.

Core Principles

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

- **Pay for Performance:** Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;

- **Competitiveness and Retention:** Provide a competitive pay opportunity that attracts and retains the highest quality professionals;

- **Accountability for Short- and Long-Term Performance:** Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and

- **Alignment with Stockholders' Interests:** Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

Components and Objectives of Executive Compensation Program

The Committee has built the executive compensation program upon a framework that includes the following components and objectives, each of which is described in greater detail later in this Compensation Discussion and Analysis. The Committee routinely reviews each component of the executive compensation program to see how it affects target total pay levels and generally positions the target total direct compensation levels

for our Current NEOs at the median of our peer companies for median performance. The variable, performance-linked components of total direct compensation are structured to reward our Current NEOs at higher levels than the median of our peer companies when superior performance is achieved, while below median performance results in compensation that is below that of the median of our peer companies.

	Component	Description:	Objective of Element:
Annual Compensation	Base Salary	The Committee generally sets base salaries at or below market competitive levels to provide a fixed, competitive base of cash compensation and to provide enhanced weighting to the incentive-based components of the overall pay program. The Committee then may adjust the base salaries based on a number of factors, which may include merit increases, the executive's unique job responsibilities, management experience, individual contributions, number of years in his or her position and market position of current salary, as described under "What We Paid and Why" below.	• Create a competitive pay mix with an appropriate balance between fixed and variable and short- and long-term pay components. • Generally targeted at or below the median of the salary ranges for similar executive positions among companies in our peer group.
	Annual Incentive Award	The annual incentive award is designed to offer opportunities for cash compensation tied directly to Company performance. We pay the annual incentive award in cash in the first quarter of the fiscal year for performance in the prior fiscal year. Payment of the annual incentive award is based on satisfaction of performance criteria that the Committee believes ultimately create stockholder value. Performance metrics for the annual incentive are, in part, based on position and area of responsibility. For fiscal 2018 the NEOs (other than Mr. Bertrand) had targets established based on performance of the Company on a consolidated basis. Metrics for Mr. Bertrand included a performance component based on overall Company performance, as well as a performance component based on the performance of the U.S. Foodservice Operations segment. In addition, for fiscal 2018, 25% of the annual incentive opportunity for each of the NEOs was based on his performance with respect to his SBOs. For a discussion of the threshold requirements for payment of each component of the annual incentive award for each of the NEOs, see "Executive Compensation – Annual Incentive Awards – Fiscal 2018 MIP Annual Incentive Awards" below.	• Pay annual cash incentive bonuses based on Sysco performance on key metrics that support the Company's annual operating plan and three-year strategic plan. • Promote pay for performance in a competitive way. • Generally targeted at or above the median annual incentive ranges among companies in our peer group based upon achieving specified performance goals.

	Component	Description:	Objective of Element:
Core Long-Term Incentives	Performance Share Units ("PSUs")	Each NEO has had an opportunity to earn shares of Sysco common stock and dividend equivalents (if applicable) based on Sysco's performance over a three-year period. The compensation opportunity under the PSUs for the performance period commencing in fiscal 2018 is based on the Company's (i) adjusted earnings per share compound annual growth rate and (ii) average adjusted return on invested capital over such performance period, each as compared to the Company's pre-established performance targets. See "– Long-Term Incentives – Detailed Information – Stock Options and Performance Share Units" below for a description of the PSU program.	• Strengthen alignment with stockholders. • Enhance performance and compensation alignment by increasing performance based contingencies for payment.
	Stock Options	For fiscal 2018, 40% of the target LTI opportunity was in the form of stock options that vest one-third per year beginning one year from the grant date, which awards were valued using a Black-Scholes valuation model.	• Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation.
Other Long-Term Incentives	Cash Performance Units ("CPUs")	Beginning in fiscal 2017, the Committee determined that shifting away from the use of RSUs and CPUs in favor of a mix of stock options and PSUs was an appropriate evolution of the Company's incentive programs in light of shifting competitive market practices. Under the final award of CPUs, which were granted in fiscal 2016 preceding the transition to PSUs, each NEO had an opportunity to earn incentive payments based on Sysco's average return on invested capital ("ROIC") over a three-year performance period, subject to adjustment based on the Company's total shareholder return for the period relative to the S&P 500. CPU payments earned in fiscal 2018 were made with respect to the CPUs issued in fiscal 2016 under the prior CPU program. See "Executive Compensation – Long-Term Incentive Awards" below for a description of the fiscal 2016 CPUs.	CPUs were previously awarded by the Committee to: • Incentivize executive officers to achieve specified longer-term goals over three-year performance periods. • Align pay with the creation of stockholder value, as compared to the S&P 500 companies over the applicable performance period.
	Restricted Stock Units ("RSUs")	RSUs, when awarded to NEOs vest one-third per year beginning the first day of the month following the first anniversary of the grant date. If applicable, dividend equivalents are paid in cash, if and when the underlying RSUs vest. Beginning in fiscal 2017, the Committee determined that, for annual LTI awards for NEOs, shifting away from the use of RSUs and CPUs in favor of a mix of stock options and PSUs was an appropriate evolution of the Company's incentive programs in light of shifting competitive market practices. Other than the one-time, promotional grant made to Mr. Bené, no NEO has received an award of RSUs since fiscal 2016. See "Executive Compensation – Outstanding Equity Awards at Fiscal Year-End" below for a description of outstanding RSU grants and " – Recent Highlights of Our Executive Compensation Program – Fiscal 2018 Design Highlights" above for discussion of the objectives of the one-time, promotional RSU award made to Mr. Bené.	RSUs were previously awarded by the Committee to: • Focus executives on multi-year activities that increase stockholder value. • Foster retention through time vesting requirements.
Retirement, Other Benefit Programs and Perquisites	Non-Qualified Retirement Benefits and Deferred Compensation Plan	The Management Savings Plan (the "MSP") is a non-qualified, deferred compensation plan. The MSP allows participants to defer current cash compensation and employer contributions, plus applicable earnings, for payment on specified dates or upon certain specified events. Certain NEOs also participate in legacy plans, such as the SERP and EDCP.	• Support executive performance and retention through vesting requirement and forfeiture provisions applicable to company contributions. • Complement the Sysco 401(k) Plan to serve as the primary retirement savings vehicles for executives. • Provide a market competitive retirement savings opportunity for executives.
	Other Benefits and Perquisites	The NEOs are eligible to participate in the same benefit programs that are offered to other salaried employees. Limited perquisites are provided to NEOs, including payment of life and accidental death and dismemberment insurance coverage, long-term care insurance coverage, reimbursement of costs for annual medical exams, payment of long-term disability coverage, payment of fees related to the preparation of foreign tax returns where warranted due to company business, and certain expenses related to spousal travel in connection with business events. See "— Executive Perquisites & Other Benefits – Detailed Information" below.	• Provide limited market competitive benefits to protect employees' and their covered dependents' health and welfare. • Facilitate strong job performance and enhance productivity.

How Executive Pay is Established

The Committee, in consultation with management and the Committee's independent compensation consultant, continues to focus on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance stockholder value. During fiscal 2018, the Committee utilized Semler Brossy Consulting Group LLC, referred to herein as "Semler Brossy," as its independent compensation consultant. For fiscal 2018, Semler Brossy assisted the Committee in conducting an annual assessment of Sysco's executive compensation, as well as in evaluating their pay relative to the performance and contributions of each NEO over the year. After reviewing competitive studies provided by its independent compensation consultant, the Committee determined that each NEO's then current target compensation provided the executive

with an appropriate compensation opportunity. The Committee later determined, based on the Company's fiscal 2018 performance, that each NEO's total fiscal 2018 compensation was generally appropriate in light of overall Company performance and the NEO's personal performance.

In developing Sysco's pay for performance policies, the Committee generally evaluates elements of pay as compared to a compensation peer group, as discussed below. However, the Committee has not historically used a precise formula for allocating between fixed and variable, cash and non-cash, or short-term and long-term compensation, allowing it to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

Committee Oversight

The Committee, which is comprised entirely of independent directors, is responsible for overseeing Sysco's executive compensation program. The Committee determines and approves all compensation of the CEO and Sysco's other senior officers, including the NEOs. Although the Committee meets jointly with the Corporate Governance and Nominating Committee to discuss both the CEO's personal goals and his performance in achieving such goals in each fiscal year, the Committee is solely responsible for approving all compensation awards and payment levels. The Committee develops and oversees programs designed to compensate our corporate officers, including the NEOs, as well as the presidents and executive vice presidents of our operating companies. The Committee is also authorized to approve

all grants of PSUs, stock options, restricted stock, RSUs, cash and other awards to NEOs under our stockholder approved Sysco Corporation 2013 Long-Term Incentive Plan. Further information regarding the Committee's responsibilities is found under "Corporate Governance – Board Meetings and Committees" and in the Committee's Charter, available on the Sysco website at *www.sysco.com* under "Investors — Corporate Governance – Board of Directors & Committee Composition."

The Committee has several resources and analytical tools it considers in making decisions related to executive compensation. The table that follows discusses the key tools the Committee uses.

Committee Resources

Independent Committee Consultant	Semler Brossy attended five Committee meetings during fiscal 2018. Semler Brossy advised on compensation matters, including peer group composition, annual and long-term incentive plan designs, special compensation issues related to acquisitions, and market data on CEO and other NEO compensation.
	More specifically:
	• Semler Brossy assisted the Committee in identifying potential companies for removal from and addition to the peer group;
	• Semler Brossy prepared executive compensation studies for the Committee, in May 2017 and May 2018, which included a comparison of base salaries and estimation of total cash compensation and total direct compensation, inclusive of annual incentive and LTI opportunities for each of the NEOs relative to the applicable peer group;
	• Semler Brossy conducted a pay for performance analysis, comparing the relationship between actual realizable pay for the NEOs and the Company's total shareholder return to that of the applicable peer group;
	• Semler Brossy compared Sysco's aggregate equity usage to the applicable peer group;
	• The Committee consulted Semler Brossy for all executive compensation decisions made for fiscal 2018 and fiscal 2019, including base salary determinations and annual and LTI awards; and
	• Semler Brossy worked with the Committee to develop appropriate pay arrangements for Mr. DeLaney and Mr. Bené for fiscal 2018 and 2019 in connection with the CEO succession process in fiscal 2018.
	The Committee has determined Semler Brossy to be independent from the Company and that no conflicts of interest exist related to the firm's services provided to the Committee. Other than with respect to Semler Brossy's respective roles in advising the Committee and the Corporate Governance and Nominating Committee with respect to non-employee director compensation, the firm did not perform any services for Sysco. Semler Brossy is an independent consultant with responsibility for reporting directly and exclusively to the Committee and the Corporate Governance and Nominating Committee. Additionally, Semler Brossy has policies and procedures in place to prevent conflicts of interest. The fees received by Semler Brossy during fiscal 2018 related to Sysco represented less than 5% of the firm's total revenues for the 12-month period.
	Neither Semler Brossy, nor any adviser of the firm, had a business or personal relationship with any member of the Committee or any executive officer of Sysco since the beginning of fiscal 2018. No Semler Brossy adviser directly owned any Sysco common stock since the beginning of fiscal 2018.
Sysco's Human Resources Department	Sysco's Executive Vice President, Human Resources and the Human Resources Department ("HR") provide additional analysis and guidance as requested by the Committee related to NEO compensation, including the following:
	• Assisting the CEO in making preliminary recommendations of base salary structure, annual and LTI program design and target award levels for the NEOs and other employees eligible to receive annual incentive awards.
	• Providing scenario planning – HR provides the Committee with anticipated payment levels throughout the year based on the Company's projections relative to the performance measures.
	• Providing comparison data on the internal equity of the compensation awarded within the Sysco organization.

Committee Resources	
CEO	For other NEOs, the CEO makes individual recommendations to the Committee on base salary and annual and LTI goals and award opportunities. The CEO also provides initial recommendations for annual incentive award performance targets and individual SBOs for the Committee to consider. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. Mr. DeLaney made recommendations with respect to the fiscal 2018 compensation for the NEOs (other than Mr. Bené), and Mr. Bené made recommendations for the fiscal 2019 compensation for the Current NEOs, which in each case were accepted by the Committee. No member of management, including the current CEO and the former CEO, had a role in determining his or her own compensation.

Role of CEO and/or Other Executive Officers in Determining NEO Compensation

As described in the table above, each of our current and former CEOs provided recommendations to the Committee for each element of compensation for each of the NEOs other than himself, except that Mr. DeLaney did not provide any recommendations with respect to the fiscal 2018 compensation for Mr. Bené. In forming his recommendations, each CEO was advised by HR as described above. HR assesses the design of, and makes recommendations related to, Sysco's compensation and benefit programs. The CEO also consults with other senior officers of the Company for recommendations related to the appropriate financial and non-financial performance measures used in our incentive programs. In developing recommendations for the Committee, the CEO and HR consult benchmarking analyses and other market data from the Committee's independent compensation consultant and other advisors, as described elsewhere in this proxy statement, and follow the philosophy and pursue the objectives described above under "– Philosophy of Executive Compensation Program."

The Committee, with input from its independent compensation consultant, determines each element of compensation for the CEO. With input from its independent compensation consultant, HR and the CEO, the Committee determines each element of compensation for the other NEOs. The Committee is under no obligation to utilize these recommendations. Executive officers and others may also participate in discussions with the Committee when invited to do so.

Use of Peer Group and Survey Data

Sysco is the largest global distributor of food and food related products primarily to the food service and food-away-from-home industry, and, with the exception of two U.S. public company competitors, the other companies in the foodservice industry are significantly smaller and privately-held. We believe that these smaller, privately-held businesses would not create a satisfactory comparison group due to the greater skill levels and abilities required to manage a public company of Sysco's size, complexity and global operations. Accordingly, the Committee concluded that the most comparable companies with respect to executive pay include (i) two U.S. public company foodservice distribution competitors and (ii) companies in other industries whose business size and complexity are similar to ours and with which we compete for top executive talent. However, due to the lack of a sufficient number of directly comparable public companies, the peer group developed for the executive compensation analysis for our NEOs is not the same peer group that is used in the stock performance graph included in our annual report to stockholders.

The Committee continually evaluates the compensation analysis peer group for appropriateness and, in fiscal year 2018, the Committee modified the peer group based on recommendations by Semler Brossy and input from management. Revenue, market capitalization, and earnings before interest and taxes were used as the primary screening criteria, and the peer companies were selected from among those in the logistics and distribution, consumer products and retail sectors. The peer group utilized by the Committee for executive pay and performance benchmarking for decisions made for fiscal 2017 and fiscal 2018 (through February 2018) was not the same peer group used for all such compensation decisions made after February 2018.

The companies in the peer group for executive pay and performance benchmarking for decisions made for fiscal 2018 (through February 2018) are the following, which we refer to as our "2018 peer group" or "2018 peer companies" throughout this proxy statement:

Fiscal 2018 Peer Group

• AmerisourceBergen Corporation	• FedEx Corp.	• Lowe's Cos. Inc.	• United Parcel Service Inc.
• Best Buy Company, Inc.	• Home Depot Inc.	• Staples, Inc.	• Walgreen Boots Alliance, Inc.
• ConAgra Foods Inc.	• Kraft Heinz Company	• Target Corp.	• YUM! Brands Inc.
• Costco Wholesale Corp.	• McDonald's Corp.		

The companies in the peer group for executive pay and performance benchmarking for decisions made for fiscal 2018 (after February 2018) and fiscal 2019 are the following, which we refer to as our "2019 peer group" or "2019 peer companies" throughout this proxy statement:

Fiscal 2019 Peer Group

• Aramark	• Dollar Tree, Inc.	• Lowe's Cos. Inc.	• United Parcel Service Inc.
• Archer Daniels Midland Company	• FedEx Corp.	• Performance Food Group	• Walgreen Boots Alliance, Inc.
• Bunge Limited	• Kimberly-Clark Corporation	• Target Corp.	• US Foods Holding Corp.
• Costco Wholesale Corp.	• The Kroger Co.	• Tyson Foods, Inc.	

Changes to the peer group for fiscal 2019 served to re-balance the 2019 peer group towards more relevant comparators in a few key areas:

- *Logistics and Distribution:* AmerisourceBergen Corporation was removed due to the different operating/regulatory environment. Aramark, Archer Daniels Midland Company, Bunge Limited, Performance Food Group, and US Foods Holding Corp. were added to maintain an appropriate mix of logistics and distribution companies.

- *Consumer Products and Retail:* Best Buy Company, Inc. and Home Depot Inc. were removed due to the lack of exposure to food services and related products. Kraft Heinz Company and McDonald's Corp were removed given differences in operating and profitability models. Dollar Tree, Inc., Kimberly-Clark Corporation, The Kroger Co., and Tyson Foods, Inc. were added to maintain an appropriate mix of related consumer products and retail companies.

- *Company Transactions:* ConAgra Foods Inc., Staples, Inc., and YUM! Brands Inc. were removed, as they had all recently experienced significant business transactions that made them less relevant competitors going forward.

In order to demonstrate the appropriateness of the 2018 peer group selected for benchmarking NEO compensation in connection with the Committee's executive compensation determinations for fiscal 2018, Semler Brossy included in its May 2017 executive compensation study a comparison of Sysco's estimated revenues and market capitalization to the median of the 2018 peer companies, which is set forth below:

Semler Brossy May 2017 Report

	Revenue Level (median)	Market Capitalization (median)
2018 Peer Group:	$59.0 billion (trailing four quarters as of March 2017)	$57.5 billion as of March 2017
Sysco:	$53.1 billion (trailing four quarters as of March 2017)	$30.3 billion as of March 2017

For purposes of the Committee's executive compensation decisions for fiscal 2019, Semler Brossy similarly included in its May 2018 executive compensation study the following comparison of Sysco's estimated revenues and market capitalization to the median of the 2019 peer companies:

Semler Brossy May 2018 Report

	Revenue Level (median)	Market Capitalization (median)
2019 Peer Group:	$61.4 billion (trailing four quarters as of May 2018)	$24.4 billion as of May 2018
Sysco:	$57.8 billion (trailing four quarters as of May 2018)	$33.1 billion as of May 2018

Peer group compensation data is limited to information that is publicly reported and, to the extent it deems appropriate, the Committee uses it to benchmark the major components of compensation for our NEOs.

Semler Brossy conducted an independent compensation study in May 2017 that compared Sysco's target total direct compensation (as defined below) for the NEOs to the 2018 peer group pay levels. This study was used to benchmark target pay levels and identify prevailing performance criteria. In addition to benchmarking the composition of the incentive opportunities, the Committee also validated Sysco's actual pay and performance alignment using total shareholder return (computed as of December 31, 2016) for one-year and three-year performance measures.

In May 2018, Semler Brossy prepared an updated report comparing the Company's fiscal 2018 target total direct compensation for the Current NEOs to the pay levels of the 2019 peer group, based on the most recent publicly available information regarding the compensation of the 2019 peers' named executive officers. For purposes of comparing Mr. Bené's compensation to the 2019 peer group, Semler Brossy annualized Mr. Bené compensation, based on his CEO base salary and annual incentive and LTI opportunities effective January 1, 2018. Based on the findings from this report, the Committee confirmed that the total targeted compensation for (1) each of Messrs. Libby and Shurts was below the 25th percentile, (2) each of Messrs. Bené and Bertrand was between the 25th and 50th percentile and (3) Mr. Grade was between the 50th and 75th percentile.

In addition, the Committee further reviewed in May 2018 the relationship between actual realizable pay (as defined below) for the NEOs (other than Mr. Bertrand) and the Company's total shareholder return for the three-year period from fiscal 2015 through fiscal 2017 and found that actual compensation earned continued to be closely aligned with the Company's relative total shareholder return versus the 2019 peer group.

For purposes of the executive compensation studies referenced herein, with respect to the NEOs:

- *"Target total cash compensation"* was defined as base salary plus target annual incentive opportunity of 150% for the Messrs. Bené and DeLaney while serving as CEO, 125% for Mr. Bené prior to becoming CEO, and 100% for Messrs. Grade, Bertrand, Libby and Shurts.

- *"Target total direct compensation"* was defined as target total cash compensation plus the value of stock options and PSUs expected to be granted with respect to the year in question; stock options are valued using a Black-Scholes valuation model and PSUs are each valued at the average closing price of a share of Sysco stock for the ten trading days immediately preceding the date of grant; and

- *"Actual realizable pay"* was defined as actual salary and annual incentive earned, plus the value of stock options exercised, the value of RSUs and PSUs that vested, the change in intrinsic value of unexercised stock options and unvested RSUs, and PSUs (assuming target performance), as well as the value of all cash earned and vested under the CPU program.

What We Paid and Why – Compensation for NEOs

Base Salary – Detailed Information

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. The table below shows the annualized salaries of each NEO at the beginning of fiscal 2017, 2018 and 2019, with the effective dates as noted below:

Named Executive Officer	FY2017 Base Salary[1]	FY2018 Base Salary[2]	FY2019 Base Salary[3]
Thomas L. Bené	$ 800,000	$ 1,100,000	$ 1,200,000
William J. DeLaney[4]	1,250,000	1,250,000	1,250,000
Joel T. Grade	625,000	675,000	690,000
Greg D. Bertrand	625,000	650,000	665,000
Russell T. Libby	600,000	612,000	625,000
Wayne R. Shurts	625,000	637,500	650,000

(1) The Committee approved these base salaries effective as of September 4, 2016.

(2) The Committee approved these base salaries effective as of August 27, 2017, except with respect to Mr. Bené, whose annualized base salary was $900,000 for the period from September 3, 2017 through December 31, 2017. In connection with his appointment as President and CEO, effective January 1, 2018, Mr. Bené's annualized base salary was increased to $1.1 million, as reported in the table above.

(3) The Committee approved these base salaries effective as of September 1, 2018. The base salary increase for Mr. Bertrand reflected the increased areas of responsibility in connection with his promotion to Executive Vice President, U.S. Foodservice Operations. Mr. DeLaney is expected to retire effective December 31, 2018.

(4) The Committee determined, consistent with the Transition and Retirement Agreement with Mr. DeLaney, to maintain his annualized base salary for fiscal year 2018 and through December 31, 2018, at the same level as fiscal year 2017; see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney" for a discussion of Mr. DeLaney's Transition and Retirement Agreement.

Base Salary – Analysis

Fiscal 2018 Base Salary

For fiscal 2018 base salary determinations, the Committee reviewed, for each NEO: (i) the executive's job responsibilities, management experience, individual contributions, tenure in his position and then-current salary; (ii) an independent compensation study from May 2017 by Semler Brossy that compared Sysco's target total direct compensation for the applicable period to the 2018 peer companies; and (iii) with respect to the compensation adjustments for Messrs. DeLaney and Bené in connection with the CEO succession plan, a compensation study prepared by Semler Brossy in July 2017 that benchmarked the proposed compensation levels against the median of the 2018 peer group. The Committee determined, as recommended by management, that it was appropriate to grant the salary increases for fiscal 2018 described in the table above. Following a comprehensive review of Mr. DeLaney's performance in fiscal 2017 by the Corporate Governance and Nominating Committee and the Committee, and as provided in the Transition and Retirement Agreement with Mr. DeLaney described below under "Executive Compensation – CEO Succession Compensation Arrangements," the Committee determined that the CEO's base salary would be maintained at its then current level. Also in connection with the CEO succession plan, the Committee

approved a salary adjustment for Mr. Bené of 12.5% for the period from September 3, 2017 through December 31, 2017, reflecting his additional job responsibilities associated with his transition to CEO, followed by an increase to $1.1 million on an annualized basis effective January 1, 2018. The Committee, after considering input from the CEO on each of their individual contributions, approved salary adjustments of 8.0% for Mr. Grade, 4.0% for Mr. Bertrand and 2.0% for Messrs. Libby and Shurts. As a result of these changes, based on the May 2017 Semler Brossy compensation study, the fiscal 2018 base salaries of Messrs. DeLaney and Bené were positioned between the 50th and 75th percentile of the 2018 peer group, the fiscal 2018 base salaries of Messrs. Libby and Shurts were positioned between the 25th and 50th percentile of the 2018 peer group and the base salary of Mr. Grade was positioned below the 25th percentile of the 2018 peer group. Based on the Semler Brossy July 2017 compensation study, Mr. Bené's annualized base salary as President and CEO, effective on January 1, 2018, approximated the 25th percentile of the 2018 peer group. Semler Brossy did not include Mr. Bertrand in its May 2017 comparative analysis, given that he was not a named executive officer at such time.

Fiscal 2019 Base Salary

For fiscal 2019 base salary determinations, the Committee again reviewed, for each Current NEO, the executive's job responsibilities, management experience, individual contributions, tenure in his position and then-current salary. The Committee determined that it was appropriate to grant the salary increases for fiscal 2019 described in the table above. Following a comprehensive review of Mr. Bené's performance in fiscal 2018 by the Corporate Governance and Nominating Committee and the Committee, the compensation levels of the 2019 peer group and Mr. Bené's evaluation by the entire Board, the Committee approved an increase in Mr. Bené's base salary for fiscal 2019 of $100,000, or 9.1%. The Committee, after considering input from the CEO on each of their individual contributions

and additional job responsibilities, approved salary adjustments for each of Mr. Grade of 2.2%, Mr. Bertrand of 2.3%, Mr. Libby of 2.1% and Mr. Shurts of 2.0%. The Committee approved these salary increases for annual market adjustments after considering recommendations and information provided by Semler Brossy and management. Following these changes, the fiscal 2019 base salaries of the Current NEOs placed as follows, as compared to the 2019 peer group: (1) Mr. Shurts below the 25th percentile, (2) Mr. Grade approximating the 25th percentile, (3) Messrs. Bené and Libby between the 25th and 50th percentile and (4) Mr. Bertrand between the 50th and 75th percentile.

Annual Incentive Award – Detailed Information

The annual incentive award is designed to offer opportunities for cash compensation tied directly to company performance. In August 2017, the Committee approved, pursuant to authority established by the Sysco Corporation 2013 Long-Term Incentive Plan, the Sysco Corporation Fiscal 2018 Management Incentive Program for MIP Bonus-Eligible Participants (the "2018 MIP"). In July 2018, pursuant to the same stockholder approved authority, the Committee approved the Sysco Corporation Fiscal 2019 Management Incentive Program (MIP) For Corporate MIP Bonus-eligible Positions (the "2019 MIP").

Under the terms of the 2018 MIP and the 2019 MIP, we pay the annual incentive award in cash in the first quarter of the fiscal year for annual incentives earned for performance in the prior fiscal year.

Annual Incentive Award for Fiscal 2018

Under the 2018 MIP, each participating NEO's annual incentive opportunity was initially targeted at the following percentages of base salary: 150% for Mr. DeLaney, 125% for Mr. Bené, and 100% for Messrs. Grade, Bertrand, Libby and Shurts. In connection with his promotion, Mr. Bené's target annual incentive opportunity for fiscal 2018 increased from 125% to 150% of his annual base salary, effective for the period from January 1, 2018 through the end of fiscal 2018, resulting in a pro-rated annual incentive award opportunity.

The total annual incentive payment earned by each NEO (other than Mr. Bertrand) under the 2018 MIP was based:

- 50% on the adjusted operating income performance of the Company during fiscal 2018, a key earnings measure, as compared to projected, target adjusted operating income for the year;
- 25% on the Company's adjusted gross profit dollar growth, which represents a key top-line measure, and U.S. Broadline and Canadian Broadline ("USCABL") case growth during fiscal 2018, which represents a key volume performance measure that is not subject to external market variations like currency exchange rates and inflation/deflation, in each instance as compared to projected, target year over year growth for the metric; and
- 25% on the individual participant's performance with respect to his own SBOs.

For Mr. Bertrand, the total annual incentive payment earned under the 2018 MIP was based:

- 25% on the adjusted operating income performance of the Company during fiscal 2018, as compared to projected, target operating income for the year;
- 35% on the adjusted operating income of the Company's U.S. Foodservice Operations segment, as compared to projected, target operating income for the segment;
- 15% on the adjusted gross profit dollar growth for the U.S. Foodservice Operations segment and the total case growth for our U.S. Broadline operations ("USBL"), in each instance as compared to projected, target year-over-year growth for each metric; and
- 25% on his individual performance with respect to his own SBOs.

Each of the above components for the annual incentive payment was calculated and awarded independently, such that one portion of the award could have been earned even if the threshold level of performance for other measures was not achieved, consistent with the annual incentive calculations in prior years. Each metric based on the Company's financial performance had a possible payout between 0% and 200%, depending on the Company's actual performance relative to the established targets. The individual SBO portion of the annual incentive payment had a possible payout of between 0% and 150%, depending on actual performance relative to the SBOs.

For purposes of the 2018 MIP, actual results included:

- adjusted operating income for the Company of $2.54 billion *(exceeding threshold performance level)*;
- adjusted gross profit dollar growth for the Company of 3.9% *(exceeding threshold performance level)*, as modified by USCABL total case growth of 2.6% *(exceeding the target performance level)*;
- U.S. Foodservice Operations adjusted operating income of $3.04 billion *(exceeding threshold performance level)*; and
- U.S. Foodservice Operations adjusted gross profit dollar growth of 4.5% *(approximating the target performance level)*, as modified by USBL total case growth of 3.6% *(exceeding the target performance level)*.

In measuring the Company's performance with respect to these financial metrics under the 2018 MIP, the Committee, in its sole discretion, made equitable adjustments in recognition of unusual or non-recurring events. For further discussion of performance factor adjustments, see "Executive Compensation – Annual Incentive Awards – 2013 Long-Term Incentive Plan – Performance Factor Adjustments" below. Also see "Executive Compensation – Annual Incentive Awards – Fiscal 2018 MIP Annual Incentive Awards – Calculation of Total Award Earned under 2018 MIP" below for the calculation of each NEO's annual incentive award earned under the 2018 MIP, and see Annex I — Non-GAAP Reconciliations for a reconciliation of these adjusted measures to the most directly comparable GAAP measures.

Annual Incentive Award Potential for Fiscal 2019

In July 2018, the Committee approved the fiscal 2019 annual incentive award opportunities described below for the Current NEOs under the 2019 MIP, which was adopted by the Committee pursuant to the 2013 Sysco Corporation Long-Term Incentive Plan and which contains financial metrics substantively similar to those set forth in the 2018 MIP:

- Under the 2019 MIP, each Current NEO's annual incentive opportunity will be targeted at the following percentages of base salary: 150% for Mr. Bené, 125% for Mr. Bertrand, and 100% for Messrs. Grade, Libby and Shurts;

- The total annual incentive payment to be earned by each Current NEO (other than Mr. Bertrand) under the 2019 MIP will be based (i) 50% on the adjusted operating income performance of the Company during fiscal 2019, as compared to projected, target adjusted operating income for the year; (ii) 25% on the Company's adjusted gross profit dollar growth and USCABL case growth during fiscal 2019, as compared to projected, target year over year growth for each metric; and (iii) 25% on the individual participant's performance with respect to his own SBOs;

- For Mr. Bertrand, the total annual incentive payment opportunity under the 2019 MIP will be based (i) 25% on the adjusted operating income performance of the Company during fiscal 2019, as compared to projected, target operating income for the year; (ii) 35% on the adjusted operating income of the Company's U.S. Foodservice Operations segment, as compared to projected, target operating income for the segment; (iii) 15% on the adjusted gross profit dollar growth for the U.S. Foodservice Operations segment and the total USBL case growth, in each instance as compared to projected, target year-over-year growth for each metric; and (iv) 25% on his individual performance with respect to his own SBOs.

Limits on Fiscal 2018 Maximum Annual Incentive Award Payments

The Committee established an annual incentive pool limit for fiscal 2018, as set forth in the table below, for each of the CEO, CFO and certain "covered employees" of Sysco (including all of the NEOs) pursuant to Section 162(m) of the Internal Revenue Code (the "Code"), as in effect prior to the passage of the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), to help ensure compliance with the deductibility requirements of Section 162(m) of the Code. Under the Tax Act, the exemption for deductibility of performance-based compensation under Section 162(m) of the Code has generally been eliminated for fiscal years beginning after December 31, 2017, as a result of which the Committee has discontinued application of the annual incentive pool for fiscal 2019 and future years.

Participant's Title	Percent of 2018 Incentive Pool Allocated to Participant
CEO	36%
CFO	13%
NEO 3	27%
NEO 4	12%
NEO 5	12%

The umbrella structure of the incentive pool limit served only to provide a ceiling on the maximum annual incentive amount that any NEO could have received, and the actual incentive amount paid to each NEO was determined pursuant to the 2018 MIP as described below under "Executive Compensation – Annual Incentive Awards – Fiscal 2018 MIP Annual Incentive Awards."

In addition, under the 2013 Long-Term Incentive Plan, the maximum dollar amount that may be paid under all cash-based awards granted to any individual for any fiscal year under the Plan is 1% of the Company's earnings before income taxes as publicly disclosed in the "Consolidated Results of Operations" section of the Company's annual report on Form 10-K for the fiscal year ended immediately before the date the applicable award is paid.

Annual Incentive Award – Analysis

Fiscal 2018

The Committee established annual incentive award targets for fiscal 2018 based on the corresponding planned performance for each of those financial measures under Sysco's fiscal 2018 annual operating plan, aligning the annual incentive compensation for the NEO's to the achievement of the financial performance contemplated by the Company's operating plan, as well as by Sysco's initial three-year plan established in fiscal 2016. The financial targets under the initial three-year plan include improving adjusted operating income, and the key strategic levers of this three-year plan included delivering accelerated case growth through a focus on local customers and growing gross profit dollars. Semler Brossy confirmed to the Committee that this approach continued to reflect sound design practices. In light of the foregoing, Sysco's executive management team prepared, and the Committee approved, the various financial performance targets for the fiscal 2018 annual incentive opportunities described above. It was both management's and the Committee's intent to create an annual incentive award that was generally targeted at or above the median annual incentive ranges among companies in the 2018 peer group upon achieving target performance goals, in combination with base salaries targeted below market medians.

The Committee excludes the extraordinary items described below under "Executive Compensation – Annual Incentive Awards – Fiscal 2018 MIP Annual Incentive Awards" because they represent items that generally involve current period costs that management and the Committee believe would not result in benefits until later periods, or vice versa. The Committee believes that the threshold and target levels of performance represented challenging, but reasonably obtainable, Sysco performance, while levels in excess of the target level represented superior and extremely challenging performance.

The Committee also set the target annual incentive award levels for each of the NEOs to ensure that total cash compensation does not significantly exceed the median, unless outstanding performance levels are achieved. The Committee established target annual incentive levels for each of the NEOs for fiscal 2018 that generally provided a target total cash compensation opportunity between the 25th and 50th percentile of the 2018 peer group. At the Committee's request, Semler Brossy validated that the threshold, target and maximum performance expectations and associated payment levels for fiscal 2018, which were targeted at the median annual incentive ranges among companies in the 2018 peer group upon achieving specified performance goals under the fiscal 2018 executive compensation program, would result in payments that are positioned appropriately compared to peers.

Based upon Semler Brossy's May 2017 report for the NEOs other than Mr. Bené, and the July 2017 report with respect to Mr. Bené, target total cash compensation for fiscal 2018 for each of the NEOs (other than Mr. Bertrand) compared as follows with respect to the 2018 peer group: (1) Mr. Grade was positioned below the 25th percentile of the 2018 peer group, (2) Mr. Bené (based on his annualized CEO base salary and target annual incentive award opportunity) approximated the 25th percentile for the CEO position of the 2018 peer group, (3) Mr. Shurts was positioned between the 25th and 50th percentile of the 2018 peer group and (4) Messrs. DeLaney and Libby approximated the median of the 2018 peer group. Semler Brossy did not include Mr. Bertrand in its May 2017 comparative analysis, given that he was not a named executive officer at such time.

The Committee believes that individual goals are extremely important in evaluating the CEO's and other NEOs' respective performance and that they should, therefore, also have an impact on each of their annual incentive opportunities. SBOs provide additional focus on critical strategic objectives that support both financial and non-financial goals. Under the 2018 MIP, the Committee continued the use of individual SBOs in order to align the NEOs' objectives with the key components of Sysco's overall strategy. These individualized SBOs were closely tailored to each NEO's line-of-sight influence. The Committee believes that consideration of

individual SBOs further promotes the overall executive compensation pay philosophy by strengthening the link between executive pay and individual performance. Each individual's SBOs for fiscal 2018 were pre-established by the Committee based on the critical components of Sysco's overall strategy as set out by management and the Board. For each SBO, the Committee reviewed and rated each NEO using the following rating and associated payment ranges: significantly below target (0%); below target (50% - 85%); on target (90% - 110%); above target (115% - 125%) and significantly above target (130% - 150%).

Following the Committee's evaluation in July 2018 of each NEO's performance in fiscal 2018 with respect to these individual SBOs, the Committee determined the applicable SBO Performance Factor for each NEO as described in the following table.

Name	SBOs	Committee's Review and Determination
Bené	1) Achieve planned earnings per share. 2) Achieve planned cost per piece. 3) Achieve planned growth in eCommerce sales.	Assigned an SBO Performance Factor of 97% of target based on the evaluation of Mr. Bené's performance.
DeLaney	1) Successfully transition responsibilities of CEO to successor.	Assigned an SBO Performance Factor of 100% of target pursuant to the Termination and Retirement Agreement with Mr. DeLaney.
Grade	1) Achieve planned earnings per share. 2) Achieve planned improvements in Days Sales Outstanding. 3) Achieve planned cost per piece.	Assigned an SBO Performance Factor of 104% of target based on the evaluation of Mr. Grade's performance.
Bertrand	1) Achieve planned cost per piece for USBL operations. 2) Achieve planned growth in eCommerce sales. 3) Achieve planned customer service levels.	Assigned an SBO Performance Factor of 99% of target based on the evaluation of Mr. Bertrand's performance.
Libby	1) Achieve planned earnings per share. 2) Achieve planned level of business development through acquisitions. 3) Achieve planned development and execution with respect to corporate social responsibility strategy.	Assigned an SBO Performance Factor of 102% of target based on the evaluation of Mr. Libby's performance.
Shurts	1) Achieve planned earnings per share 2) Achieve planned growth in eCommerce sales. 3) Achieve planned business technology expense plan.	Assigned an SBO Performance Factor of 108% of target based on the evaluation of Mr. Shurts' performance.

Fiscal 2019

In the first quarter of fiscal 2019, the Committee established the financial performance targets for fiscal 2019 under the 2019 MIP. For a discussion of each of these financial targets for purposes of calculating each Current NEO's annual incentive opportunity, see " – Annual Incentive Award – Detailed Information – Annual Incentive Award Potential for Fiscal 2019" above. The Committee continues to believe that the threshold and target levels of performance represent challenging, but reasonably obtainable, Sysco performance levels, while levels in excess of the target level represent superior and extremely challenging performance. Semler Brossy reviewed the 2019 MIP relative to Sysco's business strategy and market practices and has indicated that the MIP continues to reflect sound design practices.

Due to changes to Section 162(m) of the Code, the Committee did not establish an annual incentive pool limit for fiscal 2019, as it has in previous years for the CEO, CFO and certain "covered employees" of Sysco, as defined in Section 162(m). The pool previously was intended to help ensure compliance with the deductibility requirements of the then-applicable Section 162(m) of the Code. The umbrella structure of the previous incentive pool limit only to impose a ceiling on the annual incentive amount that any NEO could receive, and the actual incentive amount paid to each NEO was always determined pursuant to the applicable MIP, which continues to be true for the 2019 MIP. The maximum annual incentive payout that can be received under the 2019 MIP is described above under "Annual Incentive Award Potential for Fiscal 2019."

Long-term Incentives – Detailed Information

Fiscal 2018

The Committee granted annual long-term incentives in August 2017 for fiscal 2018 (the "Fiscal 2018 LTI Grant"). These long-term incentives were designed to provide our NEOs competitive, longer-term incentive opportunities that are consistent with our peer group and reflect our overall compensation philosophy of aligning pay with performance and the interests of stockholders. The Fiscal 2018 LTI Grant consisted of stock options and PSUs. The targeted aggregate dollar value of the Fiscal 2018 LTI Grant was set by the Committee at 6.5x base salary for Mr. DeLaney, 4.75x base salary for Mr. Bené, 3.5x base salary for Mr. Grade, 3.25x base

salary for Mr. Shurts, 3x base salary for Mr. Libby and 2.25x base salary for Mr. Bertrand. The total target value of these long-term incentives for each NEO was allocated among the awards by the Committee as follows: approximately 40% of the target value in stock options and approximately 60% of the target value in PSUs. The options were valued at $7.32 per option using the Black-Scholes pricing model (as of July 14, 2017) and each PSU was valued, using the target number of shares, at $51.35 per share (i.e., the ten trading day average closing price of Sysco common stock immediately preceding the grant date).

The Committee approved the Fiscal 2018 LTI Grant to each of the NEOs in August 2017 under our stockholder approved 2013 Long-Term Incentive Plan. The 2013 Long-Term Incentive Plan requires stock options to be priced at the closing price of our common stock on the business day prior to the grant date, and the stock options are subject to ratable vesting over a three-year period. The maximum term of the stock options under the Fiscal 2018 LTI Grant is ten years. The PSU component of the Fiscal 2018 LTI Grant provides for cliff vesting at the conclusion of the three-year performance period if threshold performance levels are achieved. The Committee grants all stock options and PSUs pursuant to approved equity grant guidelines. These guidelines are more fully described under "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End."

The PSUs issued in connection with the Fiscal 2018 LTI Grant provide the opportunity for participants to receive shares of common stock based on pre-established financial performance targets over a performance period of three fiscal years. The performance criteria for the fiscal 2018 PSUs are based on (i) the Company's earnings per share compound annual growth rate ("EPS CAGR") as compared to projected, target EPS CAGR for the performance period, representing 66.7% of the total incentive opportunity under the PSUs, and (ii) the Company's three-year average adjusted return on invested capital ("ROIC"), as compared to projected, target ROIC for the performance period, representing 33.3% of the total incentive opportunity under the PSUs. Each of EPS CAGR and three-year average ROIC performance measures is assessed independently of the other, such that one portion of the award could be earned even if the threshold level of performance is not achieved for the other measure.

While performance targets for the PSUs are established at commencement for the entire performance period, the Committee retains the authority to adjust the calculation for certain extraordinary items. For fiscal 2018, the Company's ROIC and EPS calculations were negatively adjusted to exclude the impact of Certain Items (defined above under "Business Highlights") and the impact of lower federal income tax rate for the second half of fiscal 2018 resulting from U.S. tax reform. In so doing, the Committee was guided by the principle that management should not be advantaged in evaluation of their performance as a result of the change in the Company's effective tax rate and strategic actions implemented or accelerated due to the revised tax rate.

Each PSU granted to participants represents the right to receive one share of common stock, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs issued to the participant, based on the Company's EPS CAGR and ROIC performance relative to the pre-established targets. If applicable, dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the Committee, based on the number of PSUs earned following certification of the Company's performance.

In July 2017, the Committee determined that, in addition to the Fiscal 2018 LTI Grant, Mr. Bené would receive a one-time, promotional long-term incentive award valued at $1.1 million and consisting of restricted stock units that vest in three equal, annual installments. This RSU grant was awarded in February 2018, following Mr. Bené's appointment as President and Chief Executive Officer. This additional award was authorized to account for the fact the earlier Fiscal 2018 LTI Grant to Mr. Bené did not reflect his additional responsibilities upon becoming Chief Executive Officer.

In making this promotional grant, the Committee considered a pro-rata award for the portion of fiscal 2018 during which Mr. Bené would serve as both President and Chief Executive Officer. In selecting RSUs as the form of the promotional award, the Committee reiterated its belief that senior officers beneficially should own shares of common stock of the Company in order to align their individual interests with those of stockholders. As detailed in the Company's share ownership requirements, upon Mr. Bené's promotion to President and Chief Executive Officer, his required level of share ownership rose from a multiple of 4X to a multiple of 7X base salary. The form of award was also selected to further align Mr. Bené's holdings with the heightened ownership requirements within the designated transition period.

For Mr. DeLaney, in recognition of his leadership and for purposes of retention during an orderly transition to Mr. Bené as the new Chief Executive Officer, the Committee in July 2017 approved the terms of his Transition and Retirement Agreement, discussed below under "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney."

Fiscal 2019

The Committee granted long-term incentives in August 2018 for fiscal 2019 (the "Fiscal 2019 LTI Grant"). These long-term incentives were designed to provide our Current NEOs with competitive, longer-term incentive opportunities that are consistent with our revised peer group and again reflect our overall compensation philosophy of aligning pay with performance and the interests of stockholders. As in the prior year, the Fiscal 2019 LTI Grant consisted of stock options and PSUs. The targeted aggregate dollar value of the Fiscal 2019 LTI Grant was set by the Committee at 6.25x base salary for Mr. Bené, 3.5x base salary for Mr. Grade, 3.25x base salary for Mr. Shurts and 3x base salary for Messrs.

Libby and Bertrand. Mr. DeLaney was not entitled to receive a Fiscal 2019 LTI Grant. The total target value of these long-term incentives for each Current NEO was allocated among the awards by the Committee as follows: approximately 40% of the target value in stock options and approximately 60% of the target value in PSUs. The options were valued at $10.69 per option using the Black-Scholes pricing model (as of July 13, 2018) and each PSU was valued, using the target number of shares, at $73.37 per share (i.e., the ten trading day average closing price of Sysco common stock prior to the grant date).

Long-term Incentives – Analysis

The Committee determined that providing a mix of stock options and PSUs for the Fiscal 2018 LTI Grant was an appropriate continuation of the Company's incentive programs and competitive market practices. PSUs, which are contingent on the successful completion of both performance-based and time-based requirements before any payout occurs, further strengthen the link between individual pay opportunities and Company performance and further enhance the Company's efforts to retain key executives. The performance targets selected by the Committee for the

PSUs also incentivize participants to align their efforts with the Company's initial three-year strategic plan. The Committee continued to target long-term incentive opportunities near the median of targeted grant value of long-term incentives awarded by companies in our 2018 peer group.

The Committee believes that the long-term equity mix, including stock options and PSUs, helps to ensure that long-term strategic initiatives are not compromised by having executives focus solely on short-term results through the annual incentive award. Such awards also help focus executives on strategies that increase long-term stockholder value. The Committee determined that continuing the same mix of stock options and PSUs, including the structure and relative weighting of the underlying

performance metrics, for the Fiscal 2019 LTI Grant was appropriate. Existing executive equity ownership levels are not generally a factor in the Committee's granting of stock options and PSUs.

Retirement/Career Benefits

Retirement Plans – Current Programs – Management Savings Plan

Since January 1, 2013, Sysco has offered a non-qualified, defined contribution savings plan, the Management Savings Plan (the "MSP"), to certain senior leaders, including the NEOs. The MSP allows individual deferrals and employer contributions in excess of IRS 401(k) contribution and compensation limits. Currently, individual contributions to the 401(k) plan are limited by law to $18,500 per year, plus an additional $6,000 in "catch-up" contributions if the participant is at least 50 years of age. The MSP allows eligible participants to defer up to 50% of their base salary and up to 90% of their eligible bonus.

In addition, in conjunction with the freeze of accruals in the Supplemental Executive Retirement Plan (the "SERP") in 2013, certain participants (who would otherwise have incurred a sizable loss of future benefits under the SERP) are eligible for transition contributions. The participants in the MSP direct the investment for both their individual contributions and the Company contributions. The MSP is described in further detail below under "Executive Compensation — Fiscal 2018 Nonqualified Deferred Compensation – About the MSP."

MSP Analysis

The Committee believes that the MSP incentivizes and assists in the retention of key employees by providing them with a supplemental retirement savings vehicle. The MSP is an important, and cost effective, recruitment and retention tool for Sysco, as the companies with which we compete for executive talent typically provide a similar plan to their senior employees.

Retirement Plans – Transition from Legacy Programs

Since 2013, Sysco has moved from a defined benefit towards a defined contribution strategy for future retirement benefit accruals. A defined contribution-based program further aligns Sysco with our peer group, increases flexibility, simplifies the benefit structure, retains key talent and both reduces and stabilizes costs. Since that time, wealth accumulation opportunities for NEOs at Sysco have been further focused on variable annual and long-term incentive plans.

The retirement program changes, however, were expected to result in significant reductions in anticipated benefits for existing participants in the pension plan, the SERP and the Executive Deferred Compensation Plan, or "EDCP." In order to help ensure retention of key leaders during the transition from the defined benefit towards a defined contribution strategy, Sysco amended the 401(k) and MSP to partially mitigate the reductions in pension plan benefits by providing that, for a period of ten plan years commencing January 1, 2013, or until an eligible participant ceases employment with Sysco, whichever is earlier, Sysco will credit an automatic employer contribution of three percent (3%) of the participant's gross base salary and bonus into the participant's 401(k) account to the extent permitted under applicable IRS limitations, with the remainder credited to the MSP account of eligible participants (the "Pension Transition Contribution"). Mr. DeLaney is the only NEO eligible to receive the Pension Transition Contribution.

With respect to reductions in the expected value of benefits under the SERP and the EDCP, the cessation of future benefit accruals affected each individual in a different manner. To address concerns over retention, the Committee developed a transition program intended to help ensure that no impacted participant experiences an aggregate reduction of more than 15% - 20% (depending on an individual's prior years of service) in his or her expected retirement benefits under the Company's non-qualified plans as a result of the retirement strategy changes. While Messrs. Bené, Grade and Shurts were not eligible for the SERP or the EDCP, Mr. DeLaney (31%), and Mr. Bertrand (35%) and Mr. Libby (49%) each had a projected reduction in their respective non-qualified benefits in excess of the targeted range.

To mitigate the loss in projected non-qualified retirement benefits, impacted individuals were eligible for transitional compensation opportunities, including supplemental contributions to the MSP, for a period of ten plan years commencing January 1, 2013, or until an eligible employee ceases employment with Sysco, whichever is earlier. Of the NEOs, Messrs. Bertrand and Libby were eligible for a supplemental MSP contribution, made in the third quarter of fiscal 2018.

Legacy Program – Supplemental Executive Retirement Plan

We historically provided annual retirement benefits to all corporate employees and most of our non-union operating company employees under the tax-qualified Sysco Corporation Retirement Plan, a defined benefit program that we refer to as the "pension plan." Since January 1, 2013, most employees no longer accrue additional retirement benefits under the pension plan. However, when the pension plan was the primary retirement vehicle, the Company also maintained a Supplemental Executive Retirement Plan, or SERP, in order to retain and drive continued

performance from certain employees. The Committee utilized the SERP to increase the retirement benefits available to officers whose benefits under the pension plan were limited by law. Of the Current NEOs, Messrs. Bertrand and Libby participate in the SERP.

The SERP was frozen and future accruals under the SERP ceased, effective June 29, 2013. Those SERP participants who retire and are not eligible for immediate commencement of their SERP benefit are deemed 100% vested, with benefits payable upon reaching age 65. The earliest an executive can retire and receive any benefits under the SERP is age 55 with a minimum of 15 years of MIP service or age 60 with at least 10 years of MIP service and 20 years of Sysco service. Payments before the age of 65 are adjusted by an early retirement reduction factor. A participating NEO will receive a SERP benefit based on the greater of the accrued benefit determined as of June 29, 2013, the date of the SERP accrual freeze, under the current provisions of the SERP, or the accrued benefit determined as of June 28, 2008 under the prior provisions of the SERP, but with eligibility for immediate benefit payments and related early retirement reduction factors determined as of the relevant separation from service date. The terms of the SERP are more specifically described under "Executive Compensation — Pension Benefits — Supplemental Executive Retirement Plan." The amounts accrued by each participating NEO under the pension plan and the SERP as of July 1, 2018 are set forth under "Executive Compensation — Pension Benefits." Mr. DeLaney will be entitled to receive benefits under the SERP upon his retirement scheduled for the end of calendar 2018, as discussed in further detail below under "Executive Compensation – Pension Benefits."

SERP Analysis

The Committee previously amended the SERP to freeze benefits, stop future accruals and to provide for immediate vesting of accrued benefits in order to achieve the following goals:

- Bring the value of retirement benefits more in line with the practices of our peer group; and

- Increase the proportion of long-term and performance-based compensation in the compensation mix, relative to fixed and retirement compensation such as the SERP and MSP.

Legacy Program – Executive Deferred Compensation Plan

Prior to December 31, 2012, Sysco offered an Executive Deferred Compensation Plan, or EDCP, to provide MIP participants, including Messrs. DeLaney, Libby and Bertrand, the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond savings opportunities under Sysco's 401(k) retirement savings plan. Participants were able to defer up to 100% of their base salary and up to 40% of their MIP bonus, or any bonus paid in lieu of or as a replacement for the MIP bonus, to the EDCP. Sysco did not match any base salary deferrals into the EDCP in fiscal 2018, as deferrals are no longer permitted. An executive is always 100% vested in his or her past deferrals and Sysco matches, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances. Participants who have deferred compensation under the EDCP may choose from a variety of investment options. The EDCP is described in further detail under "Executive Compensation — Fiscal 2018 Nonqualified Deferred Compensation – About the EDCP."

EDCP Analysis

For many years, the EDCP served as a recruitment and retention tool for Sysco. In connection with the broader transition in retirement philosophy, beginning in fiscal 2013, a new deferred compensation plan, the MSP, has been utilized to fulfill this objective.

Executive Perquisites & Other Benefits – Detailed Information

We provide benefits for executives that we believe are reasonable, particularly since the cost of these benefits constitutes a very small percentage of each NEO's total compensation. Certain of these benefits are described below.

Sysco's NEOs are generally eligible to participate in Sysco's regular employee benefit programs, which include a 401(k) plan, an employee stock purchase plan, group life insurance and other group welfare benefit plans, and until the changes were made to retirement benefits in fiscal 2013, the defined benefit pension plan. We also provide MIP participants, including the NEOs, with additional life insurance and accidental death and dismemberment insurance benefits, long-term disability coverage, including disability income coverage, and long-term care insurance, as well as reimbursement for an annual comprehensive wellness examination by a physician of their choice. We believe many of these benefits are required to remain competitive with our competitors for executive talent. Although the executive officers are eligible to participate in Sysco's group medical and dental coverage, we adjust employees' contributions towards the monthly cost of the medical plan according to salary level; therefore, executives pay a higher employee contribution to participate in these welfare plans than do non-executives.

Furthermore, Sysco owns fractional interests in private aircraft that are made available to members of the Board of Directors, executives and other members of management for business use, but these aircraft are not allowed to be used for personal matters.

All employees, including our NEOs, as well as members of our Board, are also entitled to receive discounts on all products carried by Sysco and its subsidiaries.

Executive Compensation Governance and Other Information

Severance and Employment Agreements

None of Sysco's current executive officers, other than Mr. DeLaney, is party to any severance or employment agreements providing for guaranteed severance or other compensation upon termination. See "Executive Compensation – CEO Succession Compensation Arrangements" below for a discussion of the terms of the Transition and Retirement Agreement with Mr. DeLaney. Consistent with our approach of rewarding performance,

employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Committee or the Board may agree to provide separation payments to departing executives upon their termination to obtain an additional non-compete, non-solicitation and non-disclosure agreement and a release of claims.

Relocation Expenses

To address the Committee's desire for Sysco to comply with best corporate governance and compensation practices, in October 2010, the Committee adopted an executive relocation expense reimbursement policy that applies to all of the NEOs. The reimbursement policy provides that Sysco will not reimburse any of such executives for any loss on the sale of the executive's house sold in connection with the executive's relocation. The reimbursement policy also provides that only certain pre-approved relocation expenses will be eligible for increased payments to cover all applicable

taxes on the reimbursed amounts, such as state and federal income taxes, FICA, and Medicare taxes. In addition, the reimbursement policy provides that relocation agreements with any named executive officer include a recoupment provision that requires the executive to reimburse Sysco for all or a part of the reimbursement if his employment is terminated for any reason other than death, disability or change of control of Sysco, or termination without cause or for good reason, within a specified amount of time after receiving the reimbursement.

Benefits Following Change in Control

We currently have no separate severance or similar agreements that would cause an immediate or "single trigger" cash payment obligation solely as a result of a change in control of Sysco. We have included change of control provisions in several of Sysco's benefit plans and agreements, including a prorated pay out of an MIP annual incentive payment through the date of change of control, and 100% vesting of options, PSUs (assuming target achievement) and RSUs upon a change in control. See "Executive Compensation —Quantification of Termination/Change in Control Payments" for a detailed explanation of potential benefits under the various provisions.

For equity-based awards issued from and after November 2013, the Board has established "double-trigger" accelerated vesting under certain change of control scenarios. Under this "double trigger," the vesting of these equity-based awards is only accelerated upon a change in control if, during the

period commencing 12 months prior to the change in control and ending 24 months after such change in control, the participant's employment is terminated without "cause" (as defined in the applicable award agreement) or the participant terminates his or her employment for "good reason" (as defined in the applicable award agreement).

The Committee continues to believe that these provisions will preserve executive morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of Sysco. The Committee has balanced the impact of these acceleration provisions with corresponding provisions in the MSP, the SERP and/or the EDCP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code.

Executive Compensation Clawback and Protective Covenants

In the event of a restatement of our financial results, other than a restatement due to a change in accounting policy, it is the Committee's policy that it will review all incentive payments made to MIP participants, including the NEOs, within the 36-month period prior to the restatement on the basis of having met or exceeded specific performance targets. If such incentive payments would have been lower had they been calculated based on the restated results, the Committee will, to the extent permitted by applicable law, seek to recoup any such excess payments for the benefit of Sysco. The MIP annual incentive awards and CPU and PSU grants made by the Committee since fiscal 2011 contain a contractual provision binding the grantee to this recovery right, and the Committee anticipates that future grants will contain similar provisions. The Committee has the sole discretion, subject to applicable law, to determine the form and timing of the clawback, which may include repayment from the MIP participant or an adjustment to the payment of a future incentive. In addition, the executives' benefits under

the SERP, EDCP and MSP may be subject to forfeiture or adjustment as a result of any such restatement of financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

In addition, pursuant to the award agreements governing certain equity-based awards, in order to be eligible to receive an equity-based award, each participant is required to have entered into an agreement (the "Protective Covenants Agreement") protecting the Company's interests and confidential information by restricting certain recipient behavior during, and following termination of, employment. The Protective Covenants Agreement includes, among other things, restrictions on unfair post-employment competitive activities, improper solicitation of Company employees and customers, and the misuse of confidential information. In the event that a participant violates any of the restrictive covenants in the Protective Covenants Agreement, the participant forfeits the benefits and proceeds of the related equity awards. The forfeiture of benefits and proceeds has been required with regard to all awards of PSUs and RSUs since November 2013 and awards of stock options since August 2016. In addition to the Protective Covenants Agreements, the terms of the MSP, SERP and EDCP also provide for the forfeiture of certain payments in the event of prohibited conduct following termination of employment with the Company.

Tax Impact on Compensation

Income Deduction Limitations

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that Sysco may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) of the Code could be excluded from this $1 million limit. This exception was repealed with the Tax Cuts and Jobs Act of 2017 (the "TCJA"), effective for taxable years beginning after 2017, unless certain transition relief is available. The Committee's general intent prior to implementation of the TCJA was to structure our executive compensation programs so that payments could qualify as "performance-based compensation." However, the Committee may have decided from time to time to grant compensation that would not (or could not) be able to qualify as "performance-based compensation" if appropriate to achieve the objectives of the compensation program.

With the repeal of the "performance-based compensation" provisions of Section 162(m) of the Code, compensation granted by the Committee may, more frequently, be non-deductible. The Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes, and it is possible that awards intended to qualify as "performance-based compensation" under the transition relief may not so qualify. Moreover, even if the Committee had intended to grant compensation that qualified as "qualified performance-based compensation" for purposes of Section 162(m) of the Code, the Company cannot guarantee that such compensation ultimately will be deductible.

Based on the factors discussed under "What We Paid and Why" above, in fiscal 2018 Sysco paid, and in fiscal 2019 the Committee expects Sysco to pay, certain NEOs a base salary and annual incentive award that, when aggregated with anticipated vesting of RSUs and PSUs, exceeds $1 million in value. The Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, even though certain amounts of fiscal 2018 compensation will not be deductible, and the excess of anticipated salary and annual incentive payouts, plus the value of RSUs and PSUs vesting in fiscal 2019 over $1 million, respectively, will not be deductible for federal income tax purposes.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code deals specifically with non-qualified deferred compensation plans. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Internal Revenue Code, we have designed all of our executive benefit plans with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors of Sysco Corporation has reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

COMPENSATION COMMITTEE
John M. Cassaday, *Chairman*
Daniel J. Brutto
Joshua D. Frank
Larry C. Glasscock
Bradley M. Halverson
Jackie M. Ward

EXECUTIVE COMPENSATION

The following discussion, as well as the Compensation Discussion and Analysis contained herein, contains references to target performance levels for our incentive compensation. These targets and goals are discussed in the limited context of Sysco's compensation programs and should not be interpreted as management's expectations or estimates of results or other guidance. We specifically caution stockholders not to apply these statements to other contexts.

Summary Compensation Table

The following table sets forth information with respect to each of the NEOs – each person who served as our Chief Executive Officer during fiscal 2018, our Chief Financial Officer and the three most highly compensated of the other executive officers of Sysco and its subsidiaries employed at the end of fiscal 2018. In determining the most highly compensated executive officers, we excluded the amounts shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Thomas L. Bené	2018	$ 1,000,000	$ —	$ 3,658,623	$ 1,649,258	$ 2,362,088	$ 4,238	$ 100,370	$ 8,774,577
President and Chief	2017	800,000	—	1,802,252	1,208,000	1,895,332	4,473	114,341	5,824,398
Executive Officer	2016	770,833	281,250	737,725	1,263,858	2,256,626	3,331	98,794	5,412,417
William J. DeLaney[8]	2018	1,250,000	—	4,862,929	3,134,562	5,640,000	64,941	263,216	15,215,648
Former Chief Executive	2017	1,250,000	—	4,881,193	3,271,663	5,321,094	56,770	319,560	15,100,280
Officer	2016	1,245,833	—	2,031,327	3,379,548	6,021,090	1,097,895	304,113	14,079,806
Joel T. Grade	2018	675,000	—	1,413,979	911,432	1,665,450	1,311	102,347	4,769,519
Executive Vice President	2017	625,000	—	1,314,169	880,831	1,087,500	761	270,797	4,179,058
and Chief Financial Officer	2016	605,833	60,000	546,869	909,876	1,335,625	23,364	633,628	4,115,195
Greg D. Bertrand[9]	2018	650,000	—	875,299	564,221	1,177,100	22,051	101,143	3,389,814
Executive Vice President, U.S. Foodservice Operations									
Russell T. Libby	2018	612,000	—	1,098,874	708,309	1,414,548	3,047	181,964	4,081,742
Executive Vice President,	2017	600,000	—	1,081,372	724,800	1,293,534	2,072	206,528	3,908,306
Administration and Corporate Secretary	2016	590,125	315,000	450,021	748,698	1,192,867	70,680	194,411	3,561,802
Wayne R. Shurts	2018	637,500	—	1,240,036	799,312	1,561,800	1,610	69,155	4,309,413
Executive Vice President	2017	625,000	—	1,220,285	817,913	1,474,055	1,279	79,500	4,218,032
and Chief Technology Officer	2016	621,602	264,150	507,821	844,884	1,736,673	7,165	76,057	4,058,352

(1) The salary amounts reflect the actual base salary payments earned by the NEOs in the applicable fiscal year.

(2) In July 2015, the following NEOs received one-time, incentive and retention awards to, among other things, incentivize and retain these officers as they transitioned their focus from merger integration planning to pursuing other operational and strategic initiatives: Mr. Grade ($60,000), Mr. Bené ($281,250), Mr. Libby ($315,000) and Mr. Shurts ($264,150).

(3) These amounts relate to grants of restricted stock units ("RSUs") made in fiscal 2016 and grants of performance share units ("PSUs") made in fiscal 2017 and 2018, as applicable. With respect to fiscal 2018, we valued PSUs granted on August 25, 2017 at $51.22 per PSU, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 27, 2020. With respect to fiscal 2017, we valued PSUs granted on August 25, 2016 at $52.42 per share, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 29, 2019. See footnote (2) to "Grants of Plan-Based Awards" below regarding assumptions underlying our valuation of these PSUs. With respect to fiscal 2016, we valued the RSUs granted on November 17, 2015 at $40.59 per share, being the closing price of our common stock on the last business day before the grant date. The 2016 amount for Mr. Bené also includes the value of RSUs he received on February 18, 2016, in connection with his promotion to President and Chief Operating Officer. These additional RSUs for Mr. Bené were valued at $44.38 per share, being the closing price of our common stock on the last business day before the grant date. The 2018 amount for Mr. Bené also includes the value of RSUs he received on February 22, 2018, in connection with his promotion to President and Chief Executive Officer. These additional RSUs for Mr. Bené were valued at $58.55 per share, being the closing price of our common stock on the last business day before the grant date.

(4) The amounts in this column reflects the grant date fair value of the awards. See Note 17 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the year ended June 30, 2018, Note 18 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the year ended July 1, 2017, and Note 19 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the year ended July 2, 2016, regarding assumptions underlying our valuation of these equity awards. The 2016 amount for Mr. Bené also includes the value of options he received on February 18, 2016, in connection with his promotion to President and Chief Operating Officer. These additional options for Mr. Bené were valued at $6.12 per option, using a Black-Scholes pricing model, assuming a volatility of 20.4%, a 1.5% risk-free rate of return, a dividend yield at the date of grant of 3.1% and a 7.2-year expected option life. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized, if any, will be at or near the value estimated by the Black-Scholes model.

(5) These amounts include the annual incentive awards paid in August 2018 with respect to fiscal 2018, August 2017 with respect to fiscal 2017 and August 2016 with respect to fiscal 2016. The amounts shown also include the following payments made in, as applicable, August of 2018, 2017 and 2016 for the three-year performance periods ending in fiscal 2018, 2017 and 2016, respectively, with respect to the cash performance unit grants previously made under our 2008 Cash Performance Unit Plan and our Fiscal Year 2016 Cash Performance Unit Program, as discussed below under "Long-Term Incentive Awards:"

- Mr. Bené ($1,228,500); ($915,332) and ($995,313);
- Mr. DeLaney ($4,095,000); ($3,483,594) and ($3,523,590);
- Mr. Grade ($1,102,500); ($478,125) and ($498,750);
- Mr. Bertrand ($648,000);
- Mr. Libby ($907,200); ($709,734) and ($396,667); and
- Mr. Shurts ($1,023,750); ($859,680) and ($934,798).

(6) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect above-market interest on amounts in the Executive Deferred Compensation Plan, or "EDCP," and the MSP, and the actuarial change in the present value of the NEOs' benefits under all pension plans established and maintained by Sysco, determined using interest rate and mortality rate assumptions consistent with those used in Sysco's financial statements. The pension plan amounts, some of which may not be currently vested, include:

- changes in pension plan value; and
- changes in Supplemental Executive Retirement Plan, or "SERP," value.

Active service-based accruals under the pension plan and the SERP ceased when each of those programs was frozen. Therefore, any subsequent changes in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP would likely be attributable, primarily, to variations in the discount rate or modifications to the actuarial assumptions. To the extent that any such aggregate change in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP was a decrease, this decrease is not reflected in the amounts shown in the "All Other Compensation" column above or the "Total" column in the table below.

The following table shows, for each NEO, the change in the actuarial present value for each of the pension plan and the SERP, as well as the above-market interest on amounts in the EDCP and MSP for fiscal 2018:

Name	Change in Pension Plan Value		Change in SERP Value		Above-Market Interest on Deferred Compensation		Total
Bené	$	N/A	$	N/A	$	4,238	$ 4,238
DeLaney		21,810		(558,090)		43,131	64,941
Grade		1,311		N/A		—	1,311
Bertrand		9,527		(28,323)		12,524	22,051
Libby		3,047		(4,907)		—	3,047
Shurts		1,015		N/A		595	1,610

(7) Fiscal 2018 amounts reported in the "All Other Compensation" column include the following:

a. the full amount paid for life insurance coverage for each individual (the excess coverage over the amounts paid for other employees is not determinable since the deductibles and coverages may be different);

b. the following amounts of 401(k) Plan and Management Savings Plan Company contributions with respect to the 2018 fiscal year:

Name	401(k) Employer Contribution		MSP Employer Contribution
Bené	$	14,850	$ 84,742
DeLaney		22,950	239,488
Grade		14,850	53,887
Bertrand		14,850	85,515
Libby		14,850	166,336
Shurts		14,850	53,527

c. the following perquisites and personal benefits for Mr. Grade (the aggregate value of all perquisites and personal benefits received by each of the NEOs, other than Mr. Grade, in fiscal 2018 was less than $10,000 and was excluded from the table above):

- the amounts paid for accidental death and dismemberment insurance coverage;
- the amounts paid for long-term care insurance;
- the amounts reimbursed for an annual medical exam;
- the amounts paid for long-term disability coverage under the Company's welfare benefit plan;
- the amount paid by the Company to provide certain short-term physical and personal security services for Mr. Grade, including on-site residential security at his primary residence;
- the amount of foreign tax payments made by the Company during fiscal 2018 on Mr. Grade's behalf to the Canadian tax authority pursuant to our tax equalization policy, which is designed to neutralize the tax impact of our employees of their working, and being subject to income taxes, in more than one country; these tax payments are partially offset by subsequent tax credits and/or refunds remitted to the Company; and
- the amount of fees paid by Sysco related to the preparation of foreign tax returns required to be filed by Mr. Grade for attendance at meetings or other travel related to Sysco business in foreign jurisdictions.

No NEO received any single perquisite or personal benefit with respect to fiscal 2018 with a value greater than $25,000, and no NEO received any other item of compensation with respect to fiscal 2018 required to be disclosed in this column with a value of $10,000 or more.

(8) Mr. DeLaney, our former Chief Executive Officer, transitioned out of this role with the Company effective December 31, 2017. For discussion of the terms of Mr. DeLaney's fiscal 2018 compensation in connection with the CEO succession, see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney."

(9) Mr. Bertrand was not an NEO for fiscal 2016 or 2017; as a result, only his fiscal 2018 compensation information is included.

Grants of Plan-Based Awards

The following table provides information on annual incentive award opportunities, PSUs, RSUs and stock options under our 2013 Long-Term Incentive Plan granted to the NEOs during fiscal 2018.

Name	Grant Date	Number of Shares, Units or Other Rights	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Closing Market Price On the Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Bené	8/25/17	49,954				11,655	49,954	99,908					$ 2,558,644
	8/25/17									233,606	$ 51.22	$ 52.32	1,649,258
	8/25/17		$ 693,750	$ 1,387,500	$ 2,601,563								
	2/22/18[6]								18,787				1,099,979
DeLaney	8/25/17	94,942				22,153	94,942	189,884					4,862,929
	8/25/17									443,989	51.22	52.32	3,134,562
	8/25/17		937,500	1,875,000	3,515,625								
Grade	8/25/17	27,606				6,441	27,606	55,212					1,413,979
	8/25/17									129,098	51.22	52.32	911,432
	8/25/17		337,500	675,000	1,265,625								
Bertrand	8/25/17	17,089				3,987	17,089	34,178					875,299
	8/25/17									79,918	51.22	52.32	564,221
	8/25/17		325,000	650,000	1,218,750								
Libby	8/25/17	21,454				5,005	21,454	42,908					1,098,874
	8/25/17									100,327	51.22	52.32	708,309
	8/25/17		306,000	612,000	1,147,500								
Shurts	8/25/17	24,210				5,649	24,210	48,420					1,240,036
	8/25/17									113,217	51.22	52.32	799,312
	8/25/17		318,750	637,500	1,195,313								

(1) These amounts relate to annual incentive awards made in August 2017 pursuant to our Fiscal 2018 Management Incentive Program For Corporate MIP Bonus-Eligible Participants with respect to fiscal 2018. In approving the annual incentive awards for fiscal 2018, the Committee targeted each NEO's annual incentive opportunity at the following percentages of the applicable base salary: a blended rate of 137.5% for Mr. Bené (representing 6 months at 125% and 6 months at 150%), 150% for Mr. DeLaney and 100% for each of Messrs. Bertrand, Grade, Libby and Shurts. For a discussion of how Mr. Bené's annual incentive award was calculated, see footnote 1 to the "Calculation of Total FY2018 MIP Awards – NEOs (other than Mr. Bertrand)" table, set forth below under "Executive Compensation – Annual Incentive Awards – Fiscal 2018 MIP Annual Incentive Awards."

(2) These amounts relate to PSUs with a three-year performance period that we granted in August 2017 under the Performance Share Unit Agreement For Performance Period FY2018 – FY2020 adopted pursuant to the Sysco 2013 Long-Term Incentive Plan. These amounts represent the number of shares of our common stock that would be paid out to each NEO, assuming threshold, target and maximum levels of Company financial performance during the performance period under the applicable performance criteria. See "Executive Compensation – Long Term Incentive Awards" below for further discussion of the terms of the PSUs, including the treatment of the PSUs following termination of the participant's employment under various scenarios.

(3) These options, which were granted pursuant to the 2013 Long-Term Incentive Plan on August 25, 2017, have a term of 10 years, the maximum term under the plan, and vest in equal, annual installments over a period of three years beginning on the first anniversary of the grant date. If an executive experiences a qualifying retirement in good standing or leaves our employment because of disability, his options will remain in effect, vest and be exercisable in accordance with their terms as if he had remained employed. If an executive dies during the term of his option, all unvested options will vest immediately and may be exercised by his estate at any time until the earlier to occur of three years after his death, or the option's termination date. In addition, an executive will forfeit all of his unexercised options if the Committee finds by a majority vote that, either before or after termination of his employment, he:

• committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his employment and by any such act, damaged us or our subsidiaries;

• disclosed our trade secrets; or

• participated, engaged or had a financial or other interest in any commercial venture in the United States competitive with our business in violation of our Code of Conduct or that would have violated our Code of Conduct had he been an employee when he engaged in the prohibited activity.

(4) The exercise price for these options was set at the "Fair Market Value" on the date of the grant, which is defined as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of stock is then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Pursuant to our 2013 Long-Term Incentive Plan, under which these options were granted, the exercise price of all options may not be less than the Fair Market Value.

(5) We determined the estimated grant date present value for the options issued on August 25, 2017 of $7.06 per option, using a Black-Scholes pricing model. With respect to the August 2017 grants, we assumed a volatility of 17.5%, a 2.0% risk-free rate of return, a dividend yield at the date of grant of 2.6% and a 7.0-year expected option life when applying the model. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized, if any, will be at or near the value estimated by the Black-Scholes model. We determined the estimated grant date present value of the PSUs granted on August 25, 2017 to be $51.22 per PSU, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 27, 2020. We determined the estimated grant date present value of the RSUs granted to Mr. Bené on February 22, 2018 to be $58.55 per RSU, being the closing price of our common stock on the last business day before the grant date.

(6) Represents RSUs granted to Mr. Bené under the 2013 Long-Term Incentive Plan on February 22, 2018, in connection with his promotion to President and Chief Executive Officer. The RSUs vest one-third per year for three years beginning the first day of the month following the first anniversary of the grant date. Vesting of the RSUs granted to Mr. Bené is contingent upon his continued service with the Company, except that the RSUs will remain in effect and continue to vest according to the vesting schedule upon his termination of employment due to qualifying retirement in good standing or disability. Additionally, the RSUs will vest immediately upon his death or qualifying involuntary termination following a change in control of the Company. In addition, Mr. Bené will forfeit all of his unvested RSUs if the Committee finds, by a majority vote, that, either before or after termination of his employment, he:

• committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his employment and by any such act, damaged us or our subsidiaries;

• disclosed our trade secrets; or

• participated, engaged or had a financial or other interest in any commercial venture in the United States competitive with our business in violation of our Code of Conduct or that would have violated our Code of Conduct had he been an employee when he engaged in the prohibited activity.

Annual Incentive Awards

2013 Long-Term Incentive Plan

Pursuant to the Sysco Corporation 2013 Long-Term Incentive Plan, the Compensation Committee is authorized to provide key executives, including the NEOs, with equity and cash awards, including the opportunity to earn incentive cash payments through the grant of annual, performance-based incentive awards. The Committee generally grants annual incentive awards in the first quarter of the fiscal year to which the awards relate, and we have historically paid amounts owed under such awards during the first fiscal quarter following the conclusion of the fiscal year corresponding to such awards.

Performance Factors. In connection with granting annual incentive awards, the Committee may determine the performance factors that must be met for the NEO to receive payment with respect to the award, as well as the relative weights of those performance factors. The performance factors established by the Committee may relate to, among other things, the Company's achievement of certain financial, operational or transactional objectives, as well as the individual performance of the NEO.

Performance Factor Adjustments. The 2013 Long-Term Incentive Plan allows the Committee, in its sole discretion, after an award has been granted, to make equitable adjustments to the performance factors in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, in response to changes in applicable laws or regulations, including changes in generally accepted accounting principles or practices, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business. Application of any such equitable adjustments to any performance factors with respect to "covered employees" under Section 162(m) of the Internal Revenue Code, which includes each of the NEOs, is limited to circumstances where the modification of performance factors will not impact the deductibility of the annual incentive compensation under Section 162(m) of the Internal Revenue Code.

Award Limits. Pursuant to the 2013 Long-Term Incentive Plan, no NEO could have received an aggregate annual incentive award under the 2018 MIP (defined below) in excess of 1% of the Company's earnings before income taxes for fiscal 2018.

Fiscal 2018 MIP Annual Incentive Awards

In August 2017, the Compensation Committee approved the incentive award structure for fiscal 2018 pursuant to the Sysco Corporation Fiscal 2018 Management Incentive Program for MIP Bonus-Eligible Participants (the "2018 MIP"). Under the 2018 MIP, the annual incentive award opportunity for each of the NEO's, other than Mr. Bertrand, was based on the following pre-determined metrics, weighted as indicated below:

- The adjusted operating income performance of the Company, as compared to projected, target operating income for the year under the fiscal 2018 annual operating plan, representing 50% of the total annual incentive award opportunity;

- The Company's adjusted gross profit dollar growth and U.S. broadline and Canadian broadline ("USCABL") total case growth, in each instance as compared to projected, target year-over-year growth for each metric under the fiscal 2018 annual operating plan, representing 25% of the total annual incentive award opportunity; and

- Each NEO's individual performance with respect to his strategic bonus objectives, or SBOs, representing 25% of the total annual incentive award opportunity.

The annual incentive award opportunity for Mr. Bertrand, as a foodservice operations leader, was based on the following pre-determined metrics, weighted as indicated below:

- The adjusted operating income performance of the Company, as compared to projected, target operating income for the year under the fiscal 2018 annual operating plan, representing 25% of the total annual incentive award opportunity;

- The adjusted operating income of the Company's U.S. Foodservice Operations segment, as compared to projected, target operating income for the segment under the fiscal 2018 annual operating plan, representing 35% of the total annual incentive award opportunity;

- The adjusted gross profit dollar growth for the U.S. Foodservice Operations segment and the total case growth for our U.S. Broadline operations ("USBL"), in each instance as compared to projected, target year-over-year growth for each metric under the fiscal 2018 annual operating plan, representing 15% of the total annual incentive award opportunity; and

- Mr. Bertrand's individual performance with respect to his strategic bonus objectives, or SBOs, representing 25% of the total annual incentive award opportunity.

Cases are the foodservice industry-defined measure of a unit that is sold to a customer, and "case growth" represents the percentage increase period-over-period in this volume measure.

Fiscal 2018 Financial Performance Targets. For the NEOs other than Mr. Bertrand, the 2018 MIP provided for minimum annual incentive payments upon achieving (i) adjusted operating income of at least $2.46 billion and/or (ii) adjusted gross profit dollar growth of at least 2%. The USCABL total case growth metric functions as a modifier to the annual incentive opportunity with respect to the adjusted gross profit dollar growth component, resulting in higher payment levels when USCABL total case growth is equal to or exceeds 1.0%. The various levels of financial performance required to reach threshold, target and maximum payments are set forth below:

	2018 MIP Financial Performance Targets (NEOs other than Mr. Bertrand) – Fiscal 2018		
	Sysco Adjusted Operating Income	Sysco Adjusted Gross Profit Dollar Growth	USCABL Total Case Growth
Threshold	$ 2.46 billion	≥2.0%	<1.0%
Target	2.66 billion	4.5%	2.2%
Maximum	≥2.86 billion	≥5.5%	≥3.0%

For Mr. Bertrand, the 2018 MIP provided for minimum annual incentive payments upon one or more of the following: (i) the Company achieving adjusted operating income of at least $2.46 billion; (ii) the U.S. Foodservice Operations segment achieving adjusted operating income growth of at least $2.89 billion; or (iii) the U.S. Foodservice Operations segment achieving adjusted gross profit dollar growth of at least 2.0%. The USBL total case growth metric functions as a modifier to the annual incentive opportunity with respect to the U.S. Foodservice Operations adjusted gross profit dollar growth component, resulting in higher payment levels when USBL total case growth is equal to or exceeds 1.5%. The various levels of financial performance required for Mr. Bertrand to reach threshold, target and maximum payments are set forth below:

	2018 MIP Financial Performance Targets (Mr. Bertrand) – Fiscal 2018			
	Sysco Adjusted Operating Income	U.S. Foodservice Operations Adjusted Operating Income	U.S. Foodservice Operations Adjusted Gross Profit Dollar Growth	USBL Total Case Growth
Threshold	$ 2.46 billion	$ 2.89 billion	≥2.0%	<1.5%
Target	2.66 billion	3.12 billion	4.5%	3.3%
Maximum	≥2.86 billion	≥3.36 billion	≥5.5%	≥4.5%

Fiscal 2018 Financial Results and Performance Factors. For purposes of the 2018 MIP, actual results included (i) adjusted operating income for the Company of $2.54 billion *(exceeding threshold performance level)*; (ii) adjusted gross profit dollar growth for the Company of 3.9% *(exceeding threshold performance level)*, as modified by USCABL total case growth of 2.6% *(exceeding the target performance level)*; (iii) U.S. Foodservice Operations adjusted operating income of $3.04 billion *(exceeding threshold performance level)*; (iv) U.S. Foodservice Operations adjusted gross profit dollar growth of 4.5% *(approximating the target performance level)*, as modified by USBL total case growth of 3.6% *(exceeding the target performance level)*. See Annex I — Non-GAAP Reconciliations for a reconciliation of these adjusted measures to the most directly comparable GAAP measures. Based on these results, we calculated weighted performance factors for each of the financial performance metrics under the 2018 MIP, as illustrated in the table below:

Calculation of Weighted Financial Performance Factors (75% of target annual incentive opportunity)

Financial Performance Metric (for NEOs other than Mr. Bertrand)	Potential Payment	Weighting[1]	x	2018 Performance	=	Weighted Financial Performance Factor
Sysco Adjusted Operating Income[2]	0% - 200%	50%		63.2%		31.6%
Sysco Adjusted Gross Profit Dollar/USCABL Total Case Growth[3]	0% - 200%	25%		103.1%		25.8%
Financial Performance Metric (for Mr. Bertrand)	**Potential Payment**	**Weighting[1]**	**x**	**2018 Performance**	**=**	**Weighted Financial Performance Factor**
Sysco Adjusted Operating Income[2]	0% - 200%	25%		63.2%		15.8%
U.S. Foodservice Operations Adjusted Operating Income[4]	0% - 200%	35%		73.6%		25.8%
U.S. Foodservice Operations Adjusted Gross Profit Dollar/USBL Total Case Growth[5]	0% - 200%	15%		100.8%		15.1%

(1) This column represents, for each financial performance metric, the weighting of that metric for purposes of the total 2018 MIP annual incentive opportunity.

(2) The calculation of adjusted results for this performance metric excluded the following items: severance charges, professional fees on 3-year financial objectives, facility closure costs, costs associated with our revised business technology strategy, Brakes Group acquisition, integration and restructuring costs, the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan in May 2017 (fourth quarter 2017 only) and the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates.

(3) The calculation of the adjusted results for the gross profit growth metric excluded the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates.

(4) The calculation of adjusted results for this performance metric excluded the following items: severance charges, the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan and the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates.

(5) The calculation of adjusted results for the gross profit growth metric excluded the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates.

Calculation of Total Award Earned under 2018 MIP. The total annual incentive award payment for each NEO under the 2018 MIP was calculated as indicated in the table below, with 75% of the target incentive opportunity based on the applicable financial performance metrics and the remaining 25% of the target incentive opportunity based on individual performance with regard to pre-established individual SBOs, which the Committee had the discretion to pay out between 0% - 150% based on its assessment of the NEO's performance, except with regard to Mr. DeLaney's SBOs, which were deemed to have been achieved at the "target" level pursuant to his Transition and Retirement Agreement. The Committee believes the use of individual SBOs further promotes the overall executive compensation pay philosophy to link individual pay to performance. For further discussion of the Committee's evaluation with respect to the individual SBOs of each NEO, other than Mr. DeLaney, as well as the calculation of each such NEO's "Weighted Individual SBO Performance Factor" for purposes of the table below, please see "Compensation Discussion and Analysis— What We Paid and Why—Compensation for NEOs—Annual Incentive Award—Analysis" above.

Calculation of Total FY2018 MIP Awards – NEOs (other than Mr. Bertrand)

Name	Ending Base Salary	Target Annual Incentive (% of Base Salary)	Sysco Adjusted Operating Income Performance Factor	Amount of Award Funding on Sysco Adjusted Operating Income Performance Factor	Sysco Adjusted Gross Profit Dollar/USCABL Total Case Growth Performance Factor	Amount of Award Funding on Sysco Adjusted Gross Profit Dollar/ USCABL Total Case Growth Performance Factor	Weighted Individual SBO Performance Factor	Amount of Award Funding on Weighted Individual SBO Performance Factor	Total 2018 MIP Award Earned for FY18 Performance
Bené[1]	$ 1,100,000	150%	31.6%	$ 438,450	25.8%	$ 357,975	24.3%	$ 337,163	$ 1,133,588
DeLaney	1,250,000	150%	31.6%	592,500	25.8%	483,750	25.0%[2]	468,750	1,545,000
Grade	675,000	100%	31.6%	213,300	25.8%	174,150	26.0%	175,500	562,950
Libby	612,000	100%	31.6%	193,392	25.8%	157,896	25.5%	156,060	507,348
Shurts	637,500	100%	31.6%	201,450	25.8%	164,475	27.0%	172,125	538,050
	Base	Target	SOI PF	A = Base x Target x SOI PF	SGP/TC PF	B = Base x Target x SGP/TC PF	SBO PF	C = Base x Target x SBO PF	Total = A+B+C

(1) Mr. Bené's 2018 annual incentive payment was calculated using different base salaries and annual incentive targets for portions of fiscal 2018. For 50% of his 2018 annual incentive payment, covering the period from the beginning of the fiscal year to December 31, 2017, immediately preceding the effective date of his promotion, a base salary of $900,000 and a target of 125% were used. For the remaining 50% of his annual incentive payment, covering the period from January 1, 2018 to the end of the fiscal year, a base salary of $1.1 million and a target of 150% were applied.

(2) Mr. DeLaney's SBOs were deemed to have been achieved at the "target" level pursuant to his Transition and Retirement Agreement.

Calculation of Total FY2018 MIP Award – Mr. Bertrand

Ending Base Salary	Target Annual Incentive (% of Base Salary)	Sysco Adjusted Operating Income Performance Factor	Amount of Award Funding on Sysco Adjusted Operating Income Performance Factor	US Foodservice Adjusted Operating Income Performance Factor	Amount of Award Funding on US Foodservice Adjusted Operating Income Performance Factor	U.S. Foodservice Adj. Gross Profit Dollar/ USBL Total Case Growth Performance Factor	Amount of Award Funding on U.S. Foodservice Adj. Gross Profit Dollar/ USBL Total Case Growth Performance Factor	Weighted Individual SBO Performance Factor	Amount of Award Funding on Weighted Individual SBO Performance Factor	Total 2018 MIP Award Earned for FY18 Performance
$ 650,000	100%	15.8%	$ 102,700	25.8%	$ 167,700	15.1%	$ 98,150	24.7%	$ 160,550	$ 529,100
Base	Target	SOI PF	A = Base x Target x SOI PF	USFS PF	B = Base x Target x USFS PF	GP/TC PF	C = Base x Target x GP/TC PF	SBO PF	D = Base x Target x SBO PF	Total = A+B+C+D

Executive Compensation Clawback Policy. The fiscal 2018 awards are also subject to clawback provisions that provide that, subject to applicable law, all or a portion of the award paid pursuant to the 2018 MIP may be recovered by Sysco if there is a restatement of our financial results, other than a restatement due to a change in accounting policy, within 36 months of the payment of the award and the restatement would result in the payment of a reduced award if the award was recalculated using the restated financial results. The Committee has the sole discretion to determine the form and timing of the repayment. See "Compensation Discussion and Analysis—Executive Compensation Governance and Other Information—Executive Compensation Clawback Policy and Protective Covenants."

Fiscal 2019 Annual Incentive Awards

In July 2018, the Compensation Committee approved the fiscal 2019 annual incentive award opportunities for the eligible NEOs under the Sysco Corporation Fiscal 2019 Management Incentive Program For Corporate MIP Bonus-Eligible Participants, which was adopted by the Committee pursuant to the 2013 Long-Term Incentive Plan and which is described in "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Annual Incentive Award—Detailed Information— Annual Incentive Award Potential for Fiscal 2019."

Limits on Fiscal 2018 Maximum Annual Incentive Award Payments

The Committee established an annual incentive pool limit for fiscal 2018, as set forth in the table below, for each of the CEO, CFO and certain "covered employees" of Sysco (including all of the NEOs) pursuant to Section 162(m) of the Internal Revenue Code (the "Code"), as in effect prior to the passage of the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), to help ensure compliance with the deductibility requirements of Section 162(m) of the Code. Under the Tax Act, the exemption for deductibility of performance-based compensation under Section 162(m) of the Code has generally been eliminated for fiscal years beginning after December 31, 2017, as a result of which the Committee has discontinued application of the annual incentive pool for fiscal 2019 and future years.

Participant's Title	Percent of 2018 Incentive Pool Allocated to Participant
CEO	36%
CFO	13%
NEO 3	27%
NEO 4	12%
NEO 5	12%

The umbrella structure of the incentive pool limit served only to provide a ceiling on the maximum annual incentive amount that any NEO could have received, and the actual incentive amount paid to each NEO was determined pursuant to the 2018 MIP as described above.

In addition, under the 2013 Long-Term Incentive Plan, the maximum dollar amount that may be paid under all cash-based awards granted to any individual for any fiscal year under the Plan is 1% of the Company's earnings before income taxes as publicly disclosed in the "Consolidated Results of Operations" section of the Company's annual report on Form 10-K for the fiscal year ended immediately before the date the applicable award is paid.

Long-Term Incentive Awards

The Company's fiscal year 2018 long-term incentives awarded to certain key employees, including the NEOs, consisted of awards of performance share units ("PSUs") under the Performance Share Unit Agreement For Performance Period FY2018 – FY2020 (the "PSU Agreement") and stock options, which PSUs and stock options were issued pursuant to the Sysco 2013 Long-Term Incentive Plan. The PSU Agreement provides the opportunity for participants to receive shares of Sysco common stock based on pre-established financial performance targets over a performance period of three fiscal years. The PSUs with a performance period beginning in fiscal year 2018 represent 60% of the target long-term incentive opportunity, with stock options representing the remaining 40% of the target long-term incentive opportunity. Stock options granted in fiscal year 2018 vest in 3 equal, annual installments.

Additionally, in recognition of his additional responsibilities following his promotion to President and CEO and in connection with increasing Mr. Bené's stake in the success of the Company, enhancing the alignment of his interests with those of shareholders and aligning his stock holdings with the heightened CEO ownership requirements, Mr. Bené received on February 22, 2018, a one-time, promotional long-term incentive award

valued at $1.1 million, which consisted of time-based restricted stock units, which we refer to as "RSUs." For discussion of the compensation adjustments for Mr. Bené in connection with the transition and appointment to CEO, see "Executive Compensation – CEO Succession Compensation Arrangements – Compensation Adjustments for Mr. Bené."

Prior to fiscal year 2017, the Committee had issued cash performance units, which we refer to as "CPUs," to provide certain key employees, including the NEOs, the opportunity to earn cash incentive payments based on pre-established performance criteria over performance periods of at least three years, as well as to provide certain key employees, including the NEOs, the opportunity to earn shares of our common stock over a three-year performance period.

Under the 2013 Long-Term Incentive Plan, the Committee may select performance goals from those specified in the plan and other documents governing the award, based on the performance of Sysco generally or on the performance of subsidiaries or divisions. The Committee establishes the performance goals for each award during the first ninety days of the applicable performance period.

Fiscal 2018 PSU Awards

In August 2017, the Committee approved awards of a long-term incentive, PSUs, to eligible NEOs pursuant to the PSU Agreement, adopted in August 2016 under the 2013 Long-Term Incentive Plan. The Committee has established performance criteria for the PSU Agreement based on (i) the compound annual growth rate in the Company's earnings per share, adjusted for Certain Items ("Adjusted EPS CAGR") as compared to projected, target Adjusted EPS CAGR for the performance period, representing two-thirds (2/3rds) of the total incentive opportunity; and (ii) the Company's three-year average adjusted return on invested capital ("Adjusted ROIC"), as compared to projected, target Adjusted ROIC for the performance period, representing one-third (1/3rd) of the total incentive opportunity. The various levels of financial performance required to reach threshold, target and maximum payments with respect to these criteria are set forth below:

Adjusted EPS CAGR:

- Threshold – if the Company's Adjusted EPS CAGR for the performance period is approximately 46% of target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is 25% of target for this component;

- Target – if the Company's Adjusted EPS CAGR for the performance period is equal to target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is at target (100%) for this component; and

- Maximum – if the Company's Adjusted EPS CAGR for a fiscal year is greater than or equal to approximately 154% of target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is 200% of target for this component.

Adjusted ROIC:

- Threshold – if the Company's Adjusted ROIC for the performance period is approximately 73% of target Adjusted ROIC, the Adjusted ROIC payout is 20% of target for this component;

- Target – if the Company's Adjusted ROIC for the performance period is equal to target Adjusted ROIC, the Adjusted ROIC payout is at target (100%) for this component; and

- Maximum – if the Company's Adjusted ROIC for a fiscal year is greater than or equal to approximately 117% of target Adjusted ROIC, the Adjusted ROIC payout is 200% of target for this component.

Each PSU granted to participants under the PSU Agreement represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs offered to the participant, based on the Company's Adjusted EPS CAGR and Adjusted ROIC performance relative to the pre-established targets. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the Committee, based on the number of PSUs earned following certification of the Company's performance.

Benefits upon Termination of Employment or Change in Control – PSUs

Disability. If the executive's employment terminates during a performance period due to disability, the executive will nonetheless receive the specified shares of common stock on the applicable payment date, as if he or she remained employed on that date, which number of shares of common stock will be determined using Sysco's performance for the entire three-year performance period.

Retirement. If the executive's employment terminates during a performance period because the executive experiences a retirement in good standing, and provided that the executive's retirement in good standing occurs on or after a complete fiscal year of the Company following the commencement of the performance period, the executive will be entitled to retain a prorated number of PSUs based on the number of whole fiscal months of employment during the applicable performance period through the retirement date. Payment of shares of common stock with respect to such retained PSUs will be made, to the extent earned, on the applicable payment date as if the executive had remained employed through the end of the performance period.

Death. If the executive's employment terminates during a performance period due to the executive's death, the executive's estate will be paid a cash amount equal to the value of the PSUs, assuming Company financial performance at the target level under the applicable performance criteria and based on the closing price of Sysco common stock on the date of the executive's death.

Change in Control. If a change in control occurs during a performance period and the executive's employment is terminated involuntarily, other than for Cause, during the period commencing 12 months prior to the change in control and ending 24 months after the change in control, the executive's PSUs will be considered vested and the executive will receive the target number of shares of common stock payable with respect to the executive's PSUs for that performance period, as if the target performance levels had been achieved. Absent an involuntary termination without Cause within the period specified in the foregoing sentence, the occurrence of a change in control will not affect the vesting of his or her PSUs.

Other Terminations. If the executive's employment terminates before the end of the performance period for any reason other than those specified above, we will cancel the executive's PSUs, and the executive will not receive any payments with respect to such cancelled awards.

Payment under Fiscal 2016 CPU Awards

In November 2015, the Committee approved the final awards of CPUs to eligible NEOs under Sysco's Fiscal Year 2016 Cash Performance Unit Program, which was adopted by the Committee in August 2015 pursuant to the 2013 Long-Term Incentive Plan. Each CPU was assigned a value of $1, and all payments due with respect to these CPUs were made to our participating NEOs in cash in August 2018. The principal financial performance metric for the fiscal 2016 CPU awards was the Company's average adjusted 3-year return on invested capital ("Adjusted ROIC"), as compared to the target Adjusted ROIC established by the Committee on an annual basis, subject to modification based on the Company's relative total shareholder return ("TSR") for the performance period. Target Adjusted ROIC for each of the fiscal years during the performance period was established by the Committee within the first 90 days of each respective fiscal year, and calculations were adjusted for certain extraordinary or non-recurring items. The Company's ROIC performance for fiscal 2016 and fiscal 2017 was adjusted to exclude the impact of Certain Items and the impact of changes in foreign exchange rates, and the Company's ROIC performance for fiscal 2017 was also adjusted to exclude the impact of debt incurred in fiscal 2017 in connection with the acquisition of the Brakes Group. The Company's ROIC performance for fiscal 2018 was adjusted to exclude the impact of Certain Items and the impact of the lower federal income tax rate for the second half of fiscal 2018 resulting from U.S. tax reform. See Annex I — Non-GAAP Reconciliations for a reconciliation of adjusted ROIC to the most directly comparable GAAP measure.

Average Capital Efficiency Performance Factor. For each year during the performance period, the Company's Adjusted ROIC performance was measured against the target Adjusted ROIC, yielding an annual capital efficiency performance factor. For each year in the performance period, the annual capital efficiency performance factor was calculated based on the following:

- Fiscal 2016 – the Company's Adjusted ROIC was 14.1%, as compared to target performance of 12.5%, resulting in a performance factor of 150%;
- Fiscal 2017 – the Company's Adjusted ROIC was 12.4%, as compared to target performance of 11.9%, resulting in a performance factor of 125%; and
- Fiscal 2018 – the Company's Adjusted ROIC was 13.6%, as compared to target performance of 13.9%, resulting in a performance factor of 85%.

The sum of the annual capital efficiency performance factors above for each fiscal year in the performance period was then divided by the total number of fiscal years in the performance period, yielding an average capital efficiency performance factor of 120%.

Relative Total Shareholder Return Modifier. The payout under the fiscal 2016 CPU awards was further modified by the Company's relative TSR during the 3-year performance period. In order to compute TSR, the following sum was first calculated:

- the closing price of a share of Sysco's common stock, as reported on the New York Stock Exchange, on the day immediately preceding the last day of the three fiscal year performance period, plus,
- the per share cash dividends paid on Company common stock during the three-year performance period, minus,
- the closing price of a share of Sysco's common stock, as reported on the New York Stock Exchange, on the day immediately preceding the first day of the three-year performance period.

TSR was then computed as that sum divided by the closing price of a share of Sysco's common stock, as reported on the New York Stock Exchange, on the day immediately preceding the first day of the three-year performance period. Based on the Company's TSR for the performance period, which was in the 89th percentile relative to the S&P 500, the TSR modifier was determined to be 120%.

Calculation of CPU Payout. The cash payout under the fiscal 2016 CPU awards was calculated, as indicated in the table below, by multiplying the number of CPUs held by the NEO by the product of (1) 120% (the average capital efficiency performance factor) and (2) 120% (the relative TSR modifier):

	Number of Outstanding CPUs	Target Value Per CPU	Average Capital Efficiency Performance Factor	Relative Total Shareholder Return Modifier	Total CPU Payout Earned
Bené	853,125	$ 1	120%	120%	$ 1,228,500
DeLaney	2,843,750	1	120%	120%	4,095,000
Grade	765,625	1	120%	120%	1,102,500
Bertrand	450,000	1	120%	120%	648,000
Libby	630,000	1	120%	120%	907,200
Shurts	710,938	1	120%	120%	1,023,750

Fiscal 2016 CPU Awards – Calculation of Payout

CEO Succession Compensation Arrangements

Transition and Retirement Agreement with Mr. DeLaney

On July 17, 2017, in connection with effecting a smooth and orderly CEO succession, as Mr. DeLaney transitioned out of his roles as CEO and a member of the Board, the Compensation Committee approved, and the Company entered into, a Transition and Retirement Agreement with Mr. DeLaney (the "Agreement"), which provided for, among other things, the following terms and conditions:

- Pre-Transition Period: during the period through December 31, 2017 (the "Transition Date"), Mr. DeLaney received:
  - A base annual salary no less than that received in fiscal year 2017;
  - 100% of the actually earned annual incentive for fiscal year 2017 under the Management Incentive Program;
  - Equity awards that were no less in value than those granted for fiscal year 2017, which awards were made in August 2017 in recognition of Mr. DeLaney's continued service as CEO through the Transition Date, and his service as an advisor and mentor to Mr. Bené through December 31, 2018 (the "Separation Date"); provided that, with regard to the PSU component of the equity awards, assuming Mr. DeLaney works through the Separation Date, he will only be eligible to receive 50% of the applicable award because he will have worked for one half of the three-year performance period;
  - Continued participation in all Sysco retirement, health and welfare plans, including all employer matching contributions; and
  - A fiscal year 2018 annual incentive targeted at 150% of base salary.
- Transition Period: during the period from the Transition Date through the Separation Date, and in exchange for his execution of a customary waiver and release of claims in favor of the Company and his continued service to the Company, Mr. DeLaney is entitled to:
  - A base salary at the annual rate in effect on the Transition Date;
  - Payment of the annual incentive for fiscal year 2018 under the Management Incentive Program, with the amount based on the Company's actual financial performance and with performance under the strategic bonus objectives deemed to be at 100% of target;

  - Continued vesting of Mr. DeLaney's outstanding stock options, restricted stock units, performance share units and cash performance units, in each case in accordance with the terms and conditions of the applicable award agreements; and
  - Continued participation in all Sysco retirement, health and welfare plans, including all employer matching contributions.
- Post-Separation: Mr. DeLaney's employment with the Company will terminate effective on the Separation Date, after which he will be entitled to receive earned but unpaid salary, payment for any accrued but unused vacation days, reimbursement for unreimbursed business expenses and vested amounts payable pursuant to the Company's retirement, deferred compensation and benefit plans, in accordance with the terms thereof. In addition, subject to his execution of an additional waiver and release of claims in favor of the Company, Mr. DeLaney will be entitled to:
  - A payment in the amount of 75% of Mr. DeLaney's 2018 annual base salary, covering the six month period during which he is expected to be employed in fiscal 2019, which is equivalent to one half of his fiscal 2018 annual incentive opportunity; and
  - Continuation of Mr. DeLaney's (and his dependents') health, dental and vision benefits for a period ending in March 2021, including reimbursement for the amounts of any premiums or other fees paid to maintain such benefits under the Company's group health plans or otherwise.

The Agreement also provides for the benefits provided to Mr. DeLaney in the event that his employment with the Company is terminated prior to the Separation Date due to death or for "Cause" (as defined in the Agreement). The treatment of Mr. DeLaney's outstanding stock options, restricted stock units, performance share units and cash performance units following his retirement will be determined by the terms and conditions set forth in the applicable award agreements.

Compensation Adjustments for Mr. Bené

In recognition of Mr. Bené's additional responsibilities in connection with his transition to President and Chief Executive Officer, the Committee approved the following compensation adjustments for Mr. Bené:

- Mr. Bené's annual base salary was increased from $800,000 to $900,000, effective for the period from September 3, 2017 to December 31, 2017;
- The targeted aggregate dollar value of Mr. Bené's annual long-term incentive awards under the Company's long-term incentive plans was increased from 3.75x to 4.75x his annual base salary, effective for the period from August 1, 2017 to December 31, 2017; and
- Mr. Bené's target annual incentive opportunity for fiscal 2018 under the Company's management incentive program remained at 125% of his annual base salary, effective for the period from July 2, 2017 through December 31, 2017.

Effective January 1, 2018, in recognition of Mr. Bené's additional responsibilities in connection with his promotion to President and Chief Executive Officer, the Committee also approved the following further compensation adjustments:

- Mr. Bené's annual base salary was increased from $900,000 to $1.1 million;
- The targeted aggregate dollar value of future annual long-term incentive awards to Mr. Bené under the Company's long-term incentive plans will be increased from 4.75x to 5.75x his annual base salary;
- Mr. Bené's target annual incentive opportunity for fiscal 2018 under the Company's management incentive program was increased from 125% to 150% of his annual base salary, effective for the period from January 1, 2018 through the end of fiscal 2018, resulting in a pro-rated annual incentive award opportunity; and
- A one-time, promotional long-term incentive award valued at $1.1 million, which consisted of RSUs that vest in three equal, annual installments and which Mr. Bené received in February 2018.

Outstanding Equity Awards at Year-End

Option grants to the NEOs prior to fiscal 2017 under the 2013 Long-Term Incentive Plan and its predecessor, the 2007 Stock Incentive Plan, which we refer to as the "plans," have generally vested and become exercisable in five equal annual installments, beginning one year after the grant date, and the option grants to NEOs since fiscal 2017 vest and become exercisable in three equal, annual installments, beginning one year after the grant date, in each case to create a long-term incentive for the executives. The RSUs that have been granted pursuant to the plans generally vest one-third per year over three years, and the PSUs issued beginning in fiscal 2017 under the 2013 Long-Term Incentive Plan are subject to cliff vesting following a three-year performance period. The 2013 Long-Term Incentive Plan allows the Committee the discretion to grant stock options, restricted stock, RSUs, PSUs, as well as other stock-based awards.

According to the terms of our stock plans, the exercise price of options may not be less than the Fair Market Value on the date of the grant, (a) which is defined in our 2013 Long-Term Incentive Plan as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of our common stock are then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date, and (b) which is defined in our 2007 Stock Incentive Plan as the closing price of our stock on the New York Stock Exchange on the last business day before the grant date. Our stock plans specifically prohibit repricing of outstanding grants without stockholder approval. The Committee grants all of our stock options and restricted stock units pursuant to our equity grant guidelines.

Pursuant to our equity grant guidelines, the Committee generally makes equity grants during open "trading" windows under our Policy on Trading in Company Securities. The guidelines provide that the Committee should generally make equity grants at a point in time when we have publicly disseminated all material information likely to affect the trading price of Sysco's common stock. Under the guidelines, the Committee will generally not make grants during a period preceding an anticipated event that is likely to cause a substantial increase or a substantial decrease in the trading price of Sysco's common stock, such as an earnings release. If we have grants scheduled to occur when Sysco is in possession of material non-public information, then:

- management must inform the Committee or the Board of Directors, as the case may be, of all material information in its possession regarding Sysco; and
- if, in the Committee's or Board's judgment, such information is reasonably likely to affect the trading price of Sysco's common stock, then due consideration should be given to the number and exercise price of options and the number of any equity grants that may be granted in light of such material non-public information.

The following table provides information on the stock option, RSU and PSU grants held by each named executive officer as of June 30, 2018.

		Option Awards				Stock Awards	
Name	Date Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Bené	February 2018	—	—	—	—	18,787[2]	1,282,964
	August 2017	—	—	—	—	50,857[3]	3,473,025
	August 2017	—	233,606[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	35,902[5]	2,451,748
	August 2016	66,666	133,334[6]	52.42	08/24/2026	—	—
	February 2016	—	—	—	—	964[7]	65,832
	February 2016	16,339	24,510[8]	44.38	2/18/2026	—	—
	November 2015	—	—	—	—	5,004[9]	341,723
	November 2015	67,590	101,387[10]	40.59	11/17/2025	—	—
	November 2014	90,636	60,424[11]	38.89	11/18/2024	—	—
	November 2013	138,004	34,501[12]	33.40	11/14/2023	—	—
DeLaney[13]	August 2017	—	—	—	—	96,658[3]	6,600,775
	August 2017	—	443,989[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	97,236[5]	6,640,246
	August 2016	180,555	361,111[6]	52.42	08/24/2026	—	—
	November 2015	—	—	—	—	16,682[9]	1,139,214
	November 2015	225,303	337,955[10]	40.59	11/17/2025	—	—
	November 2014	344,946	229,964[11]	38.89	11/18/2024	—	—
	November 2013	—	122,141[12]	33.40	11/14/2023	—	—
Grade	August 2017	—	—	—	—	28,105[3]	1,919,290
	August 2017	—	129,098[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	26,179[5]	1,787,764
	August 2016	48,611	97,222[6]	52.42	08/24/2026	—	—
	November 2015	—	—	—	—	4,491[9]	306,690
	November 2015	60,658	90,988[10]	40.59	11/17/2025	—	—
	November 2014	41,425	27,618[11]	38.89	11/18/2024	—	—
	November 2013	60,509	15,128[12]	33.40	11/14/2023	—	—
Bertrand	August 2017	—	—	—	—	17,397[3]	1,188,041
	August 2017	—	79,918[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	16,828[5]	1,149,184
	August 2016	31,250	62,500[6]	52.42	08/24/2026	—	—
	November 2015	—	—	—	—	3,695[9]	252,332
	November 2015	31,195	46,794[10]	40.59	11/17/2025	—	—
	November 2014	46,299	30,867[11]	38.89	11/18/2024	—	—
	November 2013	60,509	15,128[12]	33.40	11/14/2023	—	—
Libby	August 2017	—	—	—	—	21,841[3]	1,491,522
	August 2017	—	100,327[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	21,541[5]	1,471,035
	August 2016	40,000	80,000[6]	52.42	08/24/2026	—	—
	November 2015	—	—	—	—	3,695[9]	252,332
	November 2015	49,913	74,870[10]	40.59	11/17/2025	—	—
	November 2014	70,278	46,852[11]	38.89	11/18/2024	—	—
	November 2013	48,124	12,032[12]	33.40	11/14/2023	—	—
Shurts	August 2017	—	—	—	—	24,647[3]	1,683,144
	August 2017	—	113,217[4]	51.22	08/24/2027	—	—
	August 2016	—	—	—	—	24,308[5]	1,659,993
	August 2016	45,138	90,278[6]	52.42	08/24/2026	—	—
	November 2015	—	—	—	—	4,170[9]	284,769
	November 2015	56,325	84,489[10]	40.59	11/17/2025	—	—
	November 2014	85,125	56,751[11]	38.89	11/18/2024	—	—
	November 2013	129,613	32,404[12]	33.40	11/14/2023	—	—
	November 2012	46,719	—	29.96	11/13/2019	—	—

(1) The aggregate dollar value is calculated using the closing price of our common stock on June 29, 2018, the last trading day of fiscal 2018, of $68.29. For the PSUs awarded to the NEOs in August 2016 and August 2017, the market value is based on the target number of shares of common stock underlying the PSUs, including dividend equivalents, as explained further in footnotes 3 and 5 below.

(2) Represents RSUs granted to Mr. Bené in February 2018, in connection with his promotion to President and Chief Executive Officer. The RSUs vest one-third per year for three years beginning the first day of the month following the first anniversary of the grant date and may be settled solely by delivery of an equal number of shares of Sysco common stock. Vesting is contingent upon executive's continued service with the Company, except that the units will remain in effect and continue to vest according to the vesting schedule upon termination of executive's employment due to disability or, on or after the occurrence of the first vesting date, following the date on which the executive reaches either (i) age 55 (with 10 or more years of service) or (ii) age 65. Additionally, the RSUs will vest immediately upon executive's death or the termination of executive's employment (i) by the Company without cause or (ii) by the executive for good reason, in either case within the period commencing 12 months before, and ending 24 months following, a change in control of the Company. Dividend equivalents are paid to US-based participants, in cash, if and when the underlying RSUs vest.

(3) Represents the target number of shares of common stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in August 2017, as well as dividend equivalents that are expected to be paid in shares upon vesting of the PSUs. Each PSU represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on June 27, 2020 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's financial performance relative to the pre-established targets.

(4) One-third of these options vested on August 25, 2018, with the remainder vesting in equal portions on August 25 of 2019 and 2020.

(5) Represents the target number of shares of common stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in August 2016, as well as dividend equivalents that are expected to be paid in shares upon vesting of the PSUs. Each PSU represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on June 29, 2019 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's financial performance relative to the pre-established targets.

(6) One-third of these options vested on August 25, 2018, with the remainder vesting on August 25, 2019.

(7) These RSUs vest on March 1, 2019, and may be settled solely by delivery of an equal number of shares of Sysco common stock. Vesting is contingent upon executive's continued service with the Company, except that the RSUs will remain in effect and continue to vest under the circumstances described in footnote (2) above. Dividend equivalents are paid to US-based participants, in cash, if and when the underlying RSUs vest.

(8) These options vest in equal portions on February 18 of 2019, 2020 and 2021.

(9) These RSUs vest on December 1, 2018 and may be settled solely by delivery of an equal number of shares of Sysco common stock. Vesting is contingent upon executive's continued service with the Company, except that the RSUs will remain in effect and continue to vest under the circumstances described in footnote (2) above. Dividend equivalents are paid to US-based participants, in cash, if and when the underlying RSUs vest.

(10) These options vest in equal portions on November 17 of 2018, 2019 and 2020.

(11) These options vest in equal portions on November 18 of 2018 and 2019.

(12) These options vest on November 14, 2018.

(13) For a discussion of the continued vesting of Mr. DeLaney's outstanding stock options, RSUs and PSUs, see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney."

Awards pursuant to the 2013 Long-Term Incentive Plan and 2007 Stock Incentive Plan

All of the option awards listed above provide that, if the executive's employment terminates as a result of retirement in good standing or disability, the option will remain in effect, vest and be exercisable in accordance with its terms as if the executive remained an employee of Sysco. All unvested options will vest immediately upon the executive's death. Furthermore, the options provide that the executive's estate or designees may exercise the options at any time within three years after his death, but in no event later than the original termination date.

All of the options listed above granted prior to November 2013 provide for the vesting of unvested options upon a change in control. In addition, grants made prior to November 2013 provide that, if the named executive's

employment is terminated other than for cause during the 24 month period following a change in control, the outstanding options under the plans will be exercisable to the extent the options were exercisable as of the date of termination for 24 months after employment termination or until the expiration of the stated term of the option, whichever period is shorter.

The options granted since November 2013 provide that, if the Company terminates the executive's employment within 12 months before, or 24 months following, a change in control of the Company, then the option will remain in effect, vest and be exercisable in accordance with its terms as if the executive had remained an employee of Sysco.

Option Exercises and Stock Vested

The following table provides information with respect to aggregate option exercises and the vesting of stock awards during the last fiscal year for each of the NEOs.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Name				
Bené	—	$ —	10,512	$ 595,804
DeLaney	1,958,560	49,846,458	46,750	2,602,374
Grade	17,438	669,617	7,814	441,665
Bertrand	84,375	2,578,361	13,359	738,597
Libby	13,334	409,754	13,410	741,186
Shurts	140,075	3,725,722	8,438	475,005

(1) We computed the value realized on vesting by multiplying the number of shares of stock underlying RSUs that vested by the closing price of Sysco's common stock on the last business day before the vesting date. Dividend equivalents with regard to the RSUs that vested during fiscal 2018 were paid in cash at the time of such vesting and are not reflected in this column.

Fiscal 2018 Nonqualified Deferred Compensation

The following table provides information regarding executive contributions and related company matches, earnings and account balances under the Executive Deferred Compensation Plan ("EDCP") and the Management Savings Plan ("MSP") for each of the NEOs during fiscal 2018. None of the NEOs made any withdrawals or received any distributions under these plans with respect to fiscal 2018.

Name	Applicable Plan	Executive Contributions for Fiscal 2018 ($)[1]	Registrant Contributions for Fiscal 2018 ($)[2]	Aggregate Earnings in Fiscal 2018 ($)[3]	Aggregate Balance at June 30, 2018 ($)[4]
Bené	MSP	$ 784,385	$ 84,742	$ 211,248	$ 3,704,473
	EDCP	—	—	—	—
DeLaney	MSP	154,375	239,488	34,013	1,877,342
	EDCP	—	—	80,037	1,642,207
Grade	MSP	50,430	53,887	16,602	210,863
	EDCP	—	—	—	—
Bertrand	MSP	248,750	85,515	57,662	1,104,536
	EDCP	—	—	22,337	473,548
Libby	MSP	35,805	166,336	79,417	1,095,197
	EDCP	—	—	—	—
Shurts	MSP	252,125	53,527	68,593	1,246,841
	EDCP	—	—	—	—

(1) For the MSP, the amount shown for each of Messrs. Bené, Bertrand, Grade, Libby and Shurts includes the deferral of a portion of the salary paid to the NEO for fiscal 2018. The amount of such deferred salary is included in the Summary Compensation Table under the "Salary" column for 2018.

(2) As discussed below, the MSP allows participants to defer a portion of their salary and annual incentive award and provides for Company contributions to participants' accounts, including matching, non-elective and transitional contributions. The amount shown is composed of the following Company contributions for each current NEO:

	Match	Non-elective	Pension Transition	SERP Transition
Bené	$ 38,519	$ 46,223	$ —	$ —
DeLaney	70,438	84,525	84,525	—
Grade	24,494	29,393	—	—
Bertrand	24,614	29,537	—	31,364
Libby	20,062	27,525	—	118,749
Shurts	24,331	29,197	—	—

(3) The above-market interest portion of these amounts is included in the fiscal 2018 disclosure under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and footnote 6 of the Summary Compensation Table, in the following amounts: $4,238 for MSP for Mr. Bené; $38,377 for EDCP and $4,754 for MSP for Mr. DeLaney; $10,304 for EDCP and $2,220 for MSP for Mr. Bertrand; and $595 for MSP for Mr. Shurts.

(4) Portions of the amounts disclosed in this column for Messrs. DeLaney, Bené and Shurts have previously been reported in Summary Compensation Tables for previous years, including the following amounts: for Mr. Bené: $4,473 for fiscal 2017 and $3,331 for fiscal 2016; for Mr. DeLaney: $43,623 for fiscal 2017 and $35,363 for fiscal 2016; and for Mr. Shurts: $629 for fiscal 2017 and $468 for fiscal 2016.

About the MSP

In order to provide certain highly compensated employees of the Company with the continued opportunity to build retirement savings on a tax-deferred basis through deferrals and Company contributions, Sysco adopted the MSP, effective November 14, 2012. The MSP is a competitive plan for nonqualified executive retirement benefits and is designed to supplement our 401(k) plan. It allows participants, including the current NEOs, to defer a portion of their salary compensation and up to 90% of their annual incentive award. The MSP also provides for Company contributions to participants' accounts, including non-elective and matching contributions, as well as transition contributions, which are designed to compensate participants for a portion of the value lost as a result of the freezing of Sysco's then-current plans. The MSP allows for deferrals and contributions that would not be permitted under the Company's 401(k) plan due to IRS limits. The following discussion summarizes the material terms of the MSP that are applicable to the NEOs. The definition of "bonus" for purposes of the MSP includes any amounts that are paid as a bonus or annual incentive award to a participant, whether under a long-term incentive plan or otherwise.

Executive Deferrals. Participants may initially elect to defer up to fifty percent (50%) of their annual salary and up to 90% of their annual incentive award under the MSP. A deferral election, once made, is irrevocable for the applicable

calendar year (for salary deferrals) or fiscal year (for bonus deferrals). Bonus deferral elections are contingent upon the participant's award qualifying as "performance-based compensation" under Section 409A of the Code.

The Committee retains the discretion to alter the minimum and maximum percentages of awards that may be deferred, but such discretion must be exercised prior to the beginning of the applicable fiscal year for which such award may be earned. Salary deferrals were effective beginning in calendar year 2013, with performance-based annual incentive award deferrals effective beginning in fiscal 2014.

Company Contributions. Sysco will make a matching contribution (determined based on compensation not taken into account under the Company's 401(k) plan), to the account of participants who elect to defer a portion of their compensation under the MSP (the "Company Match"). The Company Match is made on a calendar year basis. The Company Match for the first half of fiscal 2018 was subject to a limit of fifty percent (50%) of the first five percent (5%) of a participant's annual base salary and annual incentive award deferred by the participant. The Company Match was increased to a limit of fifty percent (50%) of the first six percent (6%) for the second half of fiscal 2018.

In addition to the Company Match described above, Sysco will credit an automatic Company contribution equal to three percent (3%) of the participant's annual base salary and bonus, less the amount of a similar Company contribution into the participant's 401(k) account, to the participant's account in the MSP (the "Non-elective Contribution"). The Company will credit this contribution regardless of whether the participant defers any amounts under the MSP or 401(k).

In addition to the contributions described above, for a period of ten years through 2023, or until a participant ceases employment with Sysco, whichever is earlier, Sysco will credit an automatic Company contribution of three percent (3%) of the participant's annual base salary and bonus, less the amount of a similar Company contribution into the participant's 401(k) account, to the MSP account of eligible participants (the "Pension Transition Contribution"). To be eligible to receive the Pension Transition Contribution, a participant must have been accruing benefits under Sysco's pension plan as of December 31, 2012 and have been at least age fifty (50) with fifteen (15) or more years of Sysco service as of that date. The Company will credit this contribution regardless of whether the participant defers any amounts under the MSP or 401(k) so long as he remains employed by Sysco or leaves for retirement, death or disability in such calendar year. Mr. DeLaney is eligible to receive these contributions.

In addition to the contributions described above, the MSP account for Messrs. Bertrand and Libby will be credited annually with an automatic fully vested Company contribution of 2.5% and 10%, respectively, of their annual base salary and annual incentive award for a period of ten years through 2023 (each contribution referred to as a "SERP Transition Contribution") so long as the NEO remains employed by Sysco or leaves for retirement, death or disability in such calendar year.

Investment Options. The portion of a participant's account attributable to salary and bonus deferrals will be deemed invested and reinvested in certain investments, as designated by the participant from a list of available investment options. The investment options include a variety of generally available investment funds. The portion of a participant's account attributable to Sysco company contributions will be deemed invested as directed by the participant.

Vesting of Deferrals and Company Contributions. Participant deferrals, including associated investment earnings and losses, will be fully vested at all times. The Company Match, as adjusted for associated investment earnings and losses, will vest based upon a participant's number of

years of service. As of June 30, 2018, all of the NEOs were fully vested with respect to the Company Match. The Non-elective contribution, the Pension Transition Contribution, and the SERP Transition Contribution, as such amounts are adjusted for associated investment earnings and losses, will be fully vested at all times.

Timing and Form of Distributions. Other than elected in-service distributions or deferrals, the participant's vested account may generally only be distributed upon the participant's termination for any reason, including death, disability or retirement. Except with respect to in-service distributions or distributions following a participant's termination (for a reason other than death, disability or retirement), the participant may elect to have his account distributed in:

- a lump sum;
- annual installments over a period of up to 20 years; or
- a combination of a lump sum and installments.

In-service distributions and distributions following a participant's termination (for a reason other than death, disability or retirement) will be distributed in a lump sum.

Delay of Distributions to NEOs. Distributions to a specified employee, including an NEO, upon the specified employee's or NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code, will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture. The MSP contains a forfeiture provision whereby participants will forfeit the balance of their accounts attributable to Company contributions, adjusted for deemed investment losses and earnings, and even if such amounts may have previously vested, in the event the Committee finds that the participant engaged in fraudulent or certain other illegal acts while employed by the Company, or impermissibly competes with the Company after termination. Participants also have an obligation to repay any amounts previously distributed to them under the MSP attributable to Company contributions if the Committee finds they engaged in such acts.

Limits on Excess Parachute Payments. The MSP contains cutback provisions that will reduce amounts payable to each NEO by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

About the EDCP

Sysco maintained the EDCP to provide certain executives the opportunity to defer the receipt of a portion of their annual salaries, bonuses and deemed earnings thereon on a tax-deferred basis. Federal income taxes on all amounts credited under the EDCP will be deferred until payout under current tax law. The EDCP is administered by the Compensation Committee.

Eligibility. All Sysco executives who were participants in the MIP, excluding those whose income was subject to Canadian income tax laws, were eligible to participate. The Committee amended the EDCP, effective in December 2012, to close the EDCP to new participants.

Executive Deferrals. Executives were permitted to defer up to 40% of their bonuses under the MIP and up to 100% of salary. In September 2009, the EDCP was amended to clarify that any bonus paid in lieu of or as a substitute for the MIP bonus in the future was eligible for deferral under the EDCP.

Sysco Matching Credit. Sysco did not match salary deferrals under the EDCP. Sysco provided matching credit of 15% of the first 20% of bonus deferred, resulting in a maximum possible match credit of 3% of an

executive's bonus. The Committee was permitted to authorize additional discretionary company contributions, although it did not authorize any from fiscal year 2008 through December 31, 2012, the date on which the EDCP was frozen.

Investment Options. An executive may invest the deferral portion of his or her account among nine investment options, which may be changed as often as daily. Participants are also permitted to direct the investment of company matches under the EDCP.

Vesting. An executive is always 100% vested in his or her deferrals and each Sysco match, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances.

In-Service Distribution Elections and Hardship Withdrawals. Unless an executive has previously made an in-service distribution election, an executive will generally not have access to amounts deferred under the

EDCP while employed by Sysco unless he or she requests and qualifies for a hardship withdrawal. Such withdrawals are available under very limited circumstances in connection with an unforeseeable emergency.

Distribution Events. We will distribute the vested portion of the amount credited to an executive's EDCP account upon the earlier to occur of the executive's death, disability, retirement or other separation event.

Distributions. Effective January 1, 2009, a participant who terminates employment, other than due to death, disability or a qualifying retirement, will receive a lump sum. A participant may elect the form of distribution of his account in the event of death or disability, or if the participant terminates employment after the earlier of age 60, or age 55 with 10 years of service with the Company.

An executive who has the right to elect the form of payment of his vested account balance may choose annual or quarterly installments over a specified period of up to 20 years, a lump sum or a combination of both. An executive may change his distribution elections prior to separation, subject to limitations in the EDCP required by Section 409A of the Internal Revenue Code.

When we pay installments under the EDCP, we will credit the executive's unpaid vested account balance with a fixed investment return during the entire payout period. This fixed return will equal the Moody's Average Corporate Bond Yield for either the six- or twelve-month period ending two months prior to the month of the first installment payment, whichever is higher.

Delay of Distributions to NEOs. Distributions to a specified employee, including a named executive, upon the specified employee or named executive officer's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture for Cause or Competition. Any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his deferrals, is subject to forfeiture for specified cause or competition. No such forfeiture can occur, however, for a participant who is discharged (1) during a plan year in which a change in control occurs or (2) during the three plan years thereafter.

Limits on Excess Parachute Payments. The EDCP contains cutback provisions that will reduce amounts payable to each named executive officer by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

Pension Benefits

Sysco maintains two defined benefit pension plans. One is the Sysco Corporation Retirement Plan, or pension plan, which is intended to be a tax-qualified plan under the Internal Revenue Code. The second is the Sysco Corporation Supplemental Executive Retirement Plan, or SERP, which is not a tax-qualified plan. The pension plan ceased all non-union participant accruals effective December 31, 2012. In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65.

For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available. As of January 1, 2013, the broad-based, tax-qualified Sysco Corporation Employee's 401(k) Plan (the "401(k) plan") was enhanced to provide a larger benefit going forward. The following table shows the years of credited service for eligibility purposes (e.g., early retirement rights) and the present value of the accrued benefits for each of the NEOs under each of the pension plan and SERP as of July 1, 2018. Mr. Bené is not a participant in either of the Sysco maintained defined benefit plans, and Messrs. Grade and Shurts are not participants in the SERP.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Bené	Pension Plan	N/A	$ N/A	$ N/A
	SERP	N/A	N/A	N/A
DeLaney	Pension Plan	29.333	760,461	—
	SERP	29.333	8,214,345	—
Grade	Pensions	20.167	99,630	—
	SERP	N/A	N/A	N/A
Bertrand	Pension Plan	27.000	442,265	—
	SERP	27.000	2,574,163	—
Libby	Pension Plan	10.667	152,340	—
	SERP	10.667	216,044	—
Shurts	Pension Plan	5.667	39,658	—
	SERP	N/A	N/A	N/A

As required by SEC rules, we calculated the participating officers' accrued benefits under the pension plan by assuming that the named executives will remain in service with the Company until age 65, which is the earliest age at which the NEOs can retire without any reduction in benefits. Amounts shown below assume the pension plan benefit will be paid in the form of a life-only annuity with a 5-year guarantee. Amounts for present value purposes assume that 50% will elect the 100% joint-life annuity and 50% will elect a single life-only annuity. Other optional forms of payment are available from the pension plan.

For the SERP, we calculated the participating officers' accrued benefits by assuming that the named executives will remain in service with Sysco until the earliest age they could retire without any reduction in SERP benefits. This date is at age 62.583 for Mr. DeLaney, age 58 for Mr. Bertrand and age 61 for Mr. Libby. These ages differ because the SERP early retirement factors are based on a combination of the participant's age, Sysco service, and/or MIP service. Note that some of these ages may represent the executive's current age as of the 2018 fiscal year-end due to prior attainment of their earliest unreduced date. The amounts shown below and for present value purposes assume the SERP will be paid as a joint-life annuity, reducing to two-thirds upon the death of either the executive or his spouse, with the unreduced payment guaranteed for 10 years; however, members also have the option to elect a life-only annuity with a 10-year guarantee.

We calculated the present value of the accumulated pension plan and SERP benefits based on a 4.28% discount rate for the pension plan and a 4.41% discount rate for the SERP, with a post-retirement mortality assumption based on Mercer's Industry Longevity Experience Study, Consumer Goods and Food & Drink, gender-distinct and no collar, applying the MSS2017 scale for annuitants.

Following are the estimated accrued benefits earned through the fiscal year ending 2018 for the pension plan or SERP, as noted. These annual amounts would be payable at the earliest unreduced retirement age, as described above, if the named executive officer remains in the service of Sysco until such age. Projected benefits that may be earned due to pay and service after the fiscal year ended June 30, 2018 are not included in these estimates.

Name	Plan Name	Earliest Unreduced Retirement Age	Expected Years of Payments	Estimated Annual Benefit
Bené	Pension Plan	N/A	N/A	$ N/A
	SERP	N/A	N/A	N/A
DeLaney	Pension Plan	65	21.0	62,038
	SERP	62.583	25.4	549,052
Grade	Pension Plan	65	21.8	14,693
	SERP	N/A	N/A	N/A
Bertrand	Pension Plan	65	21.5	50,829
	SERP	58	29.9	182,495
Libby	Pension Plan	65	21.6	18,854
	SERP	61	27.4	19,022
Shurts	Pension Plan	65	21.2	3,750
	SERP	N/A	N/A	N/A

In addition to the above, we provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death. The amount of this monthly benefit for each eligible participating NEO, based on the SERP early retirement assumptions above, is $1,638 for Mr. Bertrand and $1,586 for Mr. Libby.

Pension Plan

The pension plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt trust and covered approximately 40,051 participants as of January 1, 2018. In general, a participant's accrued benefit is equal to 1.5% times the participant's average monthly eligible earnings for each year or partial year of service with Sysco or a subsidiary. As previously noted above, as of January 1, 2013, non-union employees no longer earn additional retirement benefits under the pension plan, so earnings and service after December 31, 2012, were not taken into account for determining non-union participants' accrued benefits under the pension plan. The accrued benefit under the pension plan is expressed in the form of a monthly annuity for the participant's life, beginning at age 65, the plan's normal retirement age, and with payments guaranteed for five years. If the participant remains with Sysco until at least age 55 with 10 years of service, the participant is entitled to early retirement payments. In such case, we reduce the benefit 6.67% per year for the first 5 years prior to normal retirement age and an additional 3.33% per year for years prior to age 60. Employees vest in the pension plan after five years of service, and the amendment to freeze benefit accruals under the pension plan after December 31, 2012 did not impact service determination for vesting purposes.

Benefits provided under the pension plan are based on compensation up to a limit, which is $275,000 for calendar year 2018, under the Internal Revenue Code. In addition, annual benefits provided under the pension plan may not exceed a limit, which is $220,000 for calendar year 2018, under the Internal Revenue Code.

Elements Included in Benefit Formula. Compensation included in the pension plan's benefit calculation is generally earned income excluding deferred bonuses.

Policy Regarding Extra Years of Credited Service. Generally, we do not credit service in the pension plan beyond the actual number of years an employee participates in the plan. We base the years of credited service for the NEOs only on their service while eligible for participation in the plan.

Benefit Payment Options. Participants may choose their method of payment from several options, including a life annuity option, spousal joint and survivor annuity, Social Security leveling and life annuity options with minimum guaranteed terms. Only de minimis lump sums are available.

Supplemental Executive Retirement Plan

We maintain a supplemental executive retirement plan, which we refer to as the SERP, for the benefit of 73 eligible executives, as of June 30, 2018, to provide for retirement benefits beyond the amounts available under Sysco's various broad-based US and Canadian pension plans. Messrs. DeLaney, Bertrand and Libby participate in the SERP. It is our intent that the SERP comply with Section 409A of the Internal Revenue Code in both form and operation. The SERP is an unsecured obligation of Sysco and is not qualified for tax purposes.

In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65. For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available.

The SERP was designed to provide, in combination with other retirement benefits, 50% of an executive's final average compensation, provided an executive had at least 20 years of Sysco service, including service with an acquired company. "Other retirement benefits" include Social Security, benefits from the pension plan, and employer contributions under Sysco's 401(k) plan and similar qualified plans of acquired companies. We reduce the gross accrued benefit of 50% of final average compensation by 5% per year for each year of Sysco service including service with an acquired company of less than 20 years. For purposes of this service calculation, Sysco service was frozen effective June 29, 2013. Additionally, final average compensation is determined using the monthly average of a participant's eligible earnings for the last 10 fiscal years prior to June 29, 2013, or the date he ceases to be covered under the SERP, if earlier. With respect to the determination of a participant's accrued benefit as of June 28, 2008, as discussed below, final average compensation is determined using the monthly average of a participant's eligible earnings for the highest 5 of the 10 fiscal years prior to, and including, the fiscal year ended June 28, 2008.

The term "eligible earnings" refers to compensation taken into account for SERP purposes. As discussed below, beginning with fiscal 2009, the portion of a participant's MIP bonus counted as eligible earnings is capped at 150% of the participant's rate of base salary as of the last day of the applicable fiscal year. Eligible earnings for fiscal years prior to fiscal 2009, including eligible earnings for purposes of determining a participant's accrued benefit as of June 28, 2008, as discussed below, are not affected by this plan change. The definition of eligible earnings that places a cap on the MIP bonus for fiscal years after fiscal 2008 will be used in all benefit calculations except for certain death benefit calculations and a participant's accrued benefit as of June 28, 2008, as discussed below.

A SERP participant will receive a SERP benefit equal to the greater of:

- The accrued benefit determined as of June 29, 2013 (the plan freeze date); or
- The accrued benefit determined as of June 28, 2008, but the early retirement factor and eligibility for immediate benefit payments determined as of the date service with Sysco ends, using the following components:
  - average pay, based on the highest five fiscal years, which need not be successive, of eligible earnings in the ten fiscal year period ending June 28, 2008;
  - full years of service with Sysco, including service with companies acquired by Sysco, as of June 28, 2008; and
  - offsets as of June 28, 2008, with the standard adjustment to reflect the form and timing of the SERP benefit payments as of the date service with Sysco ends.

Under the SERP, Sysco has the ability to cause the forfeiture of any remaining SERP payments to a participant who was not discharged for "cause," but who, after termination, was determined by the Compensation Committee to have engaged in behavior while employed that would have constituted grounds for a discharge for "cause." For this purpose, termination for "cause" includes termination for fraud or embezzlement. Sysco also has the ability to cause a forfeiture of any remaining SERP payments to a participant if the participant violates certain non-competition covenants. These non-competition covenants are applicable for the year following termination and to the entire period over which any SERP benefits are to be paid.

Participants covered by the SERP as of June 29, 2013 are 100% vested. For those who are eligible for early payment at retirement, their benefits may be reduced by an early retirement factor. The early retirement factor is based upon age and MIP participation service and/or Sysco service. The early retirement factor is 50% when participants reach the earlier of age 60 with 10 years of MIP participation service and 20 years of Sysco service or age 55 with 15 years of MIP participation service. The early retirement factor increases with additional years of age and/or MIP participation service or Sysco service.

A participant with at least 20 years of Sysco service (including service with companies acquired by Sysco) can retire with unreduced benefits when the early retirement factor is 100%. The participant generally attains an early retirement factor of 100% on the earliest of:

- age 65 if the participant has at least 10 years of Sysco service;
- age 55 if the participant has at least 15 years of MIP service, but only if the sum of his or her age and MIP service is equal to or exceeds 80; and
- age 62 if the participant has at least 25 years of Sysco service and at least 15 years of MIP service.

Upon the occurrence of a change in control, the early retirement factor will become 100% for each participant. However, the criteria for determining whether a participant is eligible for early payment remains unchanged (i.e., the enhancement on the early retirement factor only impacts participants who otherwise meet the early payment criteria upon retirement). Notwithstanding this, the SERP contains cutback provisions that will reduce amounts payable to each participant by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

We pay the SERP benefit as a monthly life annuity with a guaranteed minimum period of 10 years if the participant is not married at the time payments commence. If the participant is married at the time payments commence, the participant has the option to elect a joint life annuity whereby the participant and spouse are entitled to a monthly annuity for life with a guaranteed minimum period of 10 years, and generally, on the participant's or spouse's death, the survivor is entitled to receive a monthly annuity for life with each payment equal to two-thirds of each payment made to the couple. The benefit payable upon the death of a vested, terminated participant who did not meet the early payment criteria as of his or her date of death reflects a reduction of 5/9ths of 1% for each of the first 120 months prior to age 65 and an actuarial reduction for the difference between age 55 and the executive's age at death.

We provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death.

Elements of Compensation included in Benefit Formula. Compensation generally includes base pay, the MIP bonus or any bonus paid in lieu of or as a substitute for the MIP bonus (although this is limited to 150% of the annual rate of base salary for fiscal 2009 and later years), the fiscal 2007 supplemental performance bonus, and stock matches under the 2005 Management Incentive Plan and predecessor plans with respect to fiscal 2005 and prior fiscal years. Compensation earned after June 29, 2013 is not applicable to the SERP.

Funding Status. Sysco's obligations under the SERP are partially funded by a rabbi trust holding life insurance and an interest in certain real property occupied by Sysco. Sysco's obligations under the SERP are maintained as a book reserve account. In the event of Sysco's bankruptcy or insolvency, however, the life insurance, the real property interest, and any other assets held by the rabbi trust become subject to the claims of Sysco's general creditors.

Lump Sum Availability. Retirement benefits may not be paid as a lump sum.

Delay of Distributions to NEOs. Distributions to an NEO upon the NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A.

In November 2012, the Committee amended the SERP to provide that benefit accruals for all participants were frozen as of June 29, 2013. Subsequent to June 29, 2013, the frozen SERP benefits continue to be payable pursuant to the terms of the SERP, as amended.

Also effective June 29, 2013, all SERP participants vested in their then accrued benefit. However, an early retirement reduction factor has been added to apply in the case of an employee who retires before age 65 who would not have been fully vested at his retirement date under the SERP prior to the amendment. The early retirement factor mirrors the benefit reduction that would have occurred as a result of the application of the vesting formula if the participant had taken early retirement under the SERP as it existed prior to its amendment. These changes do not alter the benefit commencement or other payment schedules for any SERP participant.

In addition, the age threshold previously applicable to the SERP death benefit was removed, effective June 29, 2013. As a result, if an active participant dies, the participant's beneficiary will be entitled to a monthly annuity actuarially equivalent to the greater of: (i) an annual payment equal to 25% of the participant's three-year final average compensation for ten years certain, or (ii) the participant's vested accrued benefit as of his date of death, reduced by an actuarial reduction factor to take into account age at death prior to normal retirement age of 65.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (the "Annual Total Compensation") of our CEO, Thomas L. Bené and the Annual Total Compensation of our median employee (the "Median Employee").

For fiscal 2018, our last completed fiscal year:

The Annualized Total Compensation[1] of our CEO	$9,098,603
The Annual Total Compensation of our Median Employee	$ 71,543
The Ratio of the CEO's to the Median Employee's Annual Total Compensation	127:1

(1) This Annualized Total Compensation is based on the amount disclosed for the CEO in the Summary Compensation Table, annualized as described below to approximate the compensation our CEO would have received if serving in that capacity for all of fiscal 2018.

Methodology

We believe our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the applicable rules of the SEC. Our methodology and process is described below:

Determined Employee Population. We began with our global employee population of 67,865 associates as of May 1, 2018, including full-time, part-time, and seasonal or temporary workers, employed by the Company or its consolidated subsidiaries, but excluding our CEO. As permitted by SEC rules, under the 5% "De Minimis Exception," we excluded 1,245 non-U.S. employees, representing 1.8% of our total workforce. Employees from the following countries were excluded: Bahamas (371), Costa Rica (706), Panama (60) and Spain (108). Prior to applying the de minimis exception, our total employee population as of May 1, 2018, consisted of 44,997 employees in the U.S. and 22,928 employees outside the U.S. After excluding the employees in these countries pursuant to the de minimis exception, our employee population as of May 1, 2018, consisted of 66,680 employees, including 44,997 employees in the U.S. (67.5%) and 21,683 employees outside the U.S. (32.5%).

Identified the Median Employee. We collected the payroll data of all employees globally, except for the employees in the excluded countries identified above, who were employed on a full-time, part-time, temporary or seasonal basis as of May 1, 2018.

To identify our Median Employee, we used total taxable earnings paid to our employees in the most recently completed taxable year in their respective jurisdictions as our consistently applied compensation measure, as permitted by SEC rules. This included base salary, overtime pay, annual incentive awards and vested long-term incentive awards.

We annualized the compensation of permanent, full-time and part-time employees who were hired by the Company and its consolidated subsidiaries after the beginning of the most recently completed taxable year in their respective jurisdictions. We applied an exchange rate as of May 1, 2018, to convert all international currencies into U.S. dollars.

Using this methodology, we determined that the Median Employee was a non-exempt, full time employee located in the U.S.

Calculated CEO Pay Ratio. We calculated our Median Employee's Annual Total Compensation for fiscal 2018 in accordance with the SEC's requirements governing preparation of the Summary Compensation Table, provided that we included in such total the estimated value of the Median Employee's health and welfare benefits, resulting in Annual Total Compensation of $71,543. We calculated our CEO's Annualized Total Compensation using the same approach, including the estimated value of his health and welfare benefits, and we adjusted our CEO's compensation by annualizing his salary and non-equity incentive plan compensation to reflect the amounts our CEO would have received if serving in that capacity for all of fiscal 2018. We then divided the CEO's Annualized Total Compensation by the Median Employee's Annual Total Compensation to calculate the pay ratio presented in the table above.

The CEO pay ratio disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio disclosure may not be comparable to the pay ratios reported by other companies.

Quantification of Termination/Change in Control Payments

We have entered into certain agreements and maintain certain plans that will require us to provide compensation for the NEOs in the event of specified terminations of their employment or upon a change in control of Sysco. We have listed the amount of compensation we would be required to pay to each named executive officer in each situation in the tables below. Amounts included in the tables are estimates and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below,

any actual amounts we pay or distribute may differ materially. Factors that could affect these amounts include the timing during the year of any such event, the amount of future bonuses, the value of our stock on the date of the change in control and the ages and life expectancy of each executive and his spouse. The amounts shown in the tables below assume that the event that triggered the payment occurred on June 30, 2018. All amounts shown represent total payments, except as otherwise noted. We expect to time the payment of all amounts shown to comply with Section 409A of the Internal Revenue Code.

THOMAS L. BENÉ

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 757,899	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	757,899	—	5,924,786	14,168,819	1,200,000	96,615
Disability	—	—	757,899	—	5,924,786	14,168,819	3,052,000	96,615
Voluntary Resignation	—	—	757,899	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	757,899	—	—	—	—	96,615
Change in Control w/o Termination[8]	—	—	757,899	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	757,899	—	5,924,786	14,168,819	—	96,615

WILLIAM J. DELANEY

Termination Scenario	Severance Payment[10]	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ 963,975	$ 917,160	$ 1,173,023	$ 8,220,786	$ 6,621,066	$ 34,832,671	$ —	$ 132,192
Death	963,975	917,160	1,173,023	8,280,202	13,241,097	34,832,671	1,200,000	132,192
Disability	963,975	917,160	1,173,023	8,220,786	13,241,097	34,832,671	662,000	132,192
Voluntary Resignation	963,975	917,160	1,173,023	8,220,786	6,621,066	34,832,671	—	132,192
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	963,975	917,160	1,173,023	8,220,786	6,621,066	34,832,671	—	132,192
Change in Control w/o Termination[8]	—	917,160	1,173,023	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	963,975	917,160	1,173,023	8,220,786	13,241,097	34,832,671	—	132,192

JOEL T. GRADE

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 127,019	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	127,019	—	3,707,070	7,913,404	1,200,000	63,923
Disability	—	—	127,019	—	3,707,070	7,913,404	5,947,000	63,923
Voluntary Resignation	—	—	127,019	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	127,019	—	—	—	—	63,923
Change in Control w/o Termination[8]	—	—	127,019	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	127,019	—	3,707,070	7,913,404	—	63,923

GREG D. BERTRAND

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ 472,500	$ 460,210	$ 1,324,274	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	472,500	460,210	1,616,639	2,337,359	5,339,897	1,200,000	74,500
Disability	—	472,500	460,210	1,324,274	2,337,359	5,339,897	3,729,000	74,500
Voluntary Resignation	—	472,500	460,210	1,324,274	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	472,500	460,210	1,324,274	—	—	—	74,500
Change in Control w/o Termination[8]	—	472,500	460,210		—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	472,500	460,210	1,324,274	2,337,359	5,339,897	—	74,500

RUSSELL T. LIBBY

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 925,760	$ 70,851	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	925,760	1,438,629	2,962,661	7,105,670	1,200,000	47,308
Disability	—	—	925,760	70,851	2,962,661	7,105,670	4,391,000	47,308
Voluntary Resignation	—	—	925,760	70,851	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	925,760	70,851	—	—	—	47,308
Change in Control w/o Termination[8]	—	—	925,760	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	925,760	70,851	2,962,661	7,105,670	—	47,308

WAYNE R. SHURTS

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 413,192	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	413,192	—	3,343,246	8,789,453	1,200,000	48,779
Disability	—	—	413,192	—	3,343,246	8,789,453	1,999,000	48,779
Voluntary Resignation	—	—	413,192	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	413,192	—	—	—	—	48,779
Change in Control w/o Termination[8]	—	—	413,192	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	413,192	—	3,343,246	8,789,453	—	48,779

(1) See "Fiscal 2018 Nonqualified Deferred Compensation – About the EDCP" above for a discussion of the calculation of benefits and payout options under the EDCP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the Company match on elective deferrals, as well as investment earnings on both deferrals and vested company match amounts. These amounts do not include salary and bonus deferrals.

  • Mr. DeLaney has elected to receive annual installments over 5 years in the event of his death, disability or retirement.

  • Mr. Bertrand has elected to receive quarterly installments over 20 years in the event of his death, disability or retirement.

(2) See "Fiscal 2018 Nonqualified Deferred Compensation – About the MSP" above for a discussion of the calculation of benefits and payout options under the MSP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the investment earnings on deferrals amounts. These amounts do not include salary and bonus deferrals. These amounts do not include company matches on salary and bonus deferrals. The amount for Mr. Bené associated with a termination without cause following a Change in Control would be subject to a reduction of $1,426,173, which we refer to as the "280G Cutback," pursuant to provisions in the MSP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code; provided, however, that the Compensation Committee could waive application of the 280G Cutback, in which case Mr. Bené would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code.

  • Messrs. Bené, DeLaney, Grade, Libby and Shurts have each elected to receive a lump sum distribution in the event of his death, disability or retirement.

  • Mr. Bertrand has elected to receive annual installments over 10 years in the event of his death, disability or retirement.

(3) All amounts shown are present values of eligible benefits as of June 30, 2018, calculated using an annual discount rate of 4.41%, which represents the rate used in determining the values disclosed in the "Pension Benefits" table above. See "Pension Benefits" above for a discussion of the terms of the SERP and the assumptions used in calculating the present values contained in the table. The amount and expected number of benefit payments to each executive are based on each respective termination event, the form of payment, the age of the executive and his or her spouse, and mortality assumptions. During the SERP payout period, a participant's remaining benefit under the SERP may be subject to forfeiture under certain circumstances if the committee administering the SERP finds that the participant has engaged in competition with the Company, solicited business of the Company, made disparaging remarks about the Company or misappropriated trade secrets or confidential information of the Company. Following are specific notes regarding benefits payable to each of the NEOs who participate in the SERP (i.e., Messrs. DeLaney, Bertrand and Libby):

  • **Death** — If an active participant dies, their spouse will receive a monthly benefit payable for life with 120 monthly payments guaranteed. The amounts shown reflect payments as follows:

	Estimated # of Payments	Amount of Payment	Payment Frequency
DeLaney	296	$ 47,157	Monthly
Bertrand	429	7,622	Monthly
Libby	410	6,920	Monthly

  • **Disability; Involuntary Termination without Cause, or Resignation for Good Reason; Termination without Cause following a Change in Control** — The amounts shown reflect the following monthly payments:

Name	Disability, Involuntary Termination without Cause, or Resignation for Good Reason		Termination without Cause following a Change in Control	
	Estimated # of Payments	Amount of Payment	Estimated # of Payments	Amount of Payment
DeLaney	307	$ 45,636	307	$ 45,636
Bertrand	303	11,905	303	11,905
Libby	284	715	284	715

  • **Change in Control without Termination** — Benefit payments are not triggered.

(4) See " – Long-Term Incentive Awards" above for a discussion of the PSUs. The amounts shown include payment with respect to the PSU awards made in August 2016 (with a fiscal 2017 – 2019 performance cycle) and in August 2017 (with a fiscal 2018-2020 performance cycle). For purposes of this disclosure, and in accordance with the documents governing the PSUs, our calculations reflect the following assumptions:

  Retirement: Amounts reflect the pro-rated estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria. The PSU awards are pro-rated for the number of whole fiscal months during the performance period during which the executive was actively employed. The pro rata factor used was 66.6% for the PSUs issued in August 2016 and 33.3% for the PSUs issued in August 2017.

  Death: Amounts reflect the estimated value of the PSU awards based on company performance assumed at "target."

  Disability: Amounts reflect the estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria.

  Change in Control without Termination: PSUs are not subject to accelerated vesting under this scenario.

  Termination Without Cause Following Change in Control: Amounts reflect the estimated value of the PSU awards based on company performance assumed at "target."

(5) The amounts shown include the value of unvested accelerated RSUs, valued at the closing price of Sysco common stock on the New York Stock Exchange on June 30, 2018, the last business day of our 2018 fiscal year, plus the difference between the exercise prices of unvested accelerated options and the closing price of Sysco common stock on the New York Stock Exchange on June 30, 2018 multiplied by the number of such options outstanding. See "Outstanding Equity Awards at Fiscal Year-End" for disclosure of the events causing an acceleration of outstanding unvested options and RSUs. For each termination scenario, assumes accelerated vesting of all unvested restricted stock units and stock options that are subject to accelerated vesting based on such scenario.

(6) Includes payments we will make in connection with additional life insurance coverage, long-term disability coverage and long-term care insurance. In the event of death, a lump sum Basic Life Insurance benefit is payable in an amount equal to $150,000. An additional benefit is paid in an amount equal to two times the executive's base salary at the beginning of the year in which the death occurred, subject to a maximum of $1,050,000. The value of the benefits payable is doubled in the event of an accidental death. In the event of disability, a maximum monthly Long-Term Disability benefit of $30,000 would be payable to age 65, following a 180-day elimination period.

(7) Includes retiree medical benefits and the payment of accrued but unused vacation.

(8) As a result of the assumption that the change in control occurred on June 30, 2018, the NEOs would not have received any incremental benefit with respect to their annual incentive awards under the 2018 MIP.

(9) Indicates that the NEO did not qualify for retirement with respect to the applicable compensation component as of June 30, 2018.

(10) For discussion of Mr. DeLaney's severance payment pursuant to his Transition and Retirement Agreement, see "Executive Compensation – CEO Succession Compensation Arrangements – Transition and Retirement Agreement with Mr. DeLaney."

Compensation Risk Analysis

The Compensation Committee oversees the Company's executive compensation program and regularly reviews the program against Sysco's strategic goals, industry practices and emerging trends in order to ensure alignment with stockholder interests. The Committee believes that Sysco's performance-based bonus and equity programs provide executives with incentives to create long-term stockholder value.

In 2010, the Committee expanded its review of compensation programs across the Sysco enterprise to monitor whether the program components encourage or otherwise promote the taking of inappropriate or unacceptable risks that could threaten the Company's long-term value. In August 2018, at the Committee's request, Semler Brossy reviewed management's assessment of Sysco's fiscal 2018 enterprise-wide compensation programs and the associated risks. Management's assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the Company to significant business risk. The Committee primarily focused on the compensation for the senior executives of Sysco Corporation and its operating companies, as these are the employees whose actions have the greatest potential to expose the Company to significant business risk, although the review addressed all forms and levels of variable and other compensation applicable to the broader employee population that the Committee believed could reasonably provide employees with incentives to undertake risky behavior on behalf of Sysco. Having completed this review, the Committee concluded that Sysco's long-standing practices are designed to effectively promote the creation of long-term value, discourage behavior that leads to excessive risk, and mitigate the material risks associated with executive and other compensation programs.

These practices with respect to fiscal 2018 included the following:

- Sysco's executive compensation programs are designed to include a mix of elements so that the compensation mix is not overly focused on either short-term or long-term incentives.

- Sysco's executive annual incentive award program is based on financial metrics that are objective and drive long-term stockholder value (including adjusted operating income performance, gross profit dollar growth and U.S. and Canadian broadline total case growth). Moreover, the Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk taking to achieve short-term results. The Committee has the absolute discretion to remove any and all participants from the annual incentive award program prior to the end of the fiscal year to which the annual incentive award relates and may reduce the amount of the annual incentive award payment, in its discretion, at any time prior to the fiscal year end.

- Sysco's incentive programs do not allow for unlimited payments, and annual incentive award caps limit the extent that employees could potentially profit by taking on excessive risk.

- Selection of two different types of long-term incentives (stock options and performance share units) for executives helps to minimize the risk that they will take actions that could cause harm to the Company and its stockholders. The value of stock options is primarily based on stock price appreciation, which is determined by how the market values our common stock, and the value of the PSUs is based on financial metrics that are objective and drive long-term stockholder value (consisting of Sysco's earnings per share compound annual growth rate and Sysco's three-year average adjusted return on invested capital).

- Longer performance periods encourage executives to attain sustained performance over several periods, rather than performance in a single period. PSUs are based on a three-year performance period. Stock options become exercisable over a three year period and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.

- The stock ownership guidelines described under "Stock Ownership — Stock Ownership Guidelines" above align the interests of our executive officers with the long-term interests of all stockholders and encourage our executives to execute our strategies for growth in a prudent manner.

- In 2009, the Committee adopted a clawback policy, which is described under "Compensation Discussion and Analysis — Executive Compensation Governance and Other Information — Executive Compensation Clawback and Protective Covenants" above. In the event we are required to restate our financial statements, other than as a result of an accounting change, we will recover annual incentive award payments and CPU and PSU three-year incentive-based compensation from all participants.

Based on its most recent review, management and the Committee do not believe that the compensation policies and practices of Sysco create risks that are reasonably likely to have a material adverse effect on the Company.

VOTE TO APPROVE THE ADOPTION OF THE SYSCO CORPORATION 2018 OMNIBUS INCENTIVE PLAN (ITEM 2)

On September 13, 2018, upon the recommendation of the Compensation Committee (the "Committee"), the Board approved the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan (the "Omnibus Incentive Plan" or "Plan"), subject to stockholder approval. If approved by the stockholders at the Annual Meeting, the Omnibus Incentive Plan will become effective on November 16, 2018. If approved, the Omnibus Incentive Plan would be a successor to the 2013 Long-Term Incentive Plan, and no additional awards would be made after November 15, 2018 under the 2013 Long-Term Incentive Plan.

The Omnibus Incentive Plan is a key pay-for-performance component of the Company's compensation program and the Company's primary vehicle for granting equity-based compensation to its employees and directors. The Company believes that the proposed Omnibus Incentive Plan is necessary in order to allow Sysco to continue to utilize equity awards and performance awards, including cash awards, to retain and attract the services of key individuals essential to Sysco's long-term growth and financial success and to further align their interests with those of Sysco's stockholders. Sysco relies on equity awards, primarily Options and performance-based Restricted Stock Units, or Performance Share Units, to encourage strong performance of key individuals and believes that equity incentives are necessary for Sysco to remain competitive and to retain and attract highly qualified individuals upon whom, in large measure, the future growth and success of Sysco depend.

In recommending to the Board the Omnibus Incentive Plan for which stockholder approval is being sought, the Committee received advice from compensation advisors, including its independent compensation consultant, Semler Brossy, who evaluated the Omnibus Incentive Plan, including an evaluation under proposed various models for structuring the Omnibus Incentive Plan.

Stockholder approval of the Omnibus Incentive Plan is being sought in order to (i) meet NYSE listing requirements; (ii) establish a limit on annual compensation of non-employee directors; (iii) allow for incentive stock options to meet the requirements of the Internal Revenue Code and (iv) establish a tax-qualified French sub-plan.

Determination of the Number of Shares Available for Awards under the 2018 Plan

If the Omnibus Incentive Plan is approved by our stockholders, subject to adjustments described in the Omnibus Incentive Plan, 51,500,000 shares of our common stock will be available for issuance under the Omnibus Incentive Plan, of which up to 17,500,000 may be subject to Restricted Stock, Restricted Stock Units (including Performance Share Units) and Other Stock-Based Awards and of which up to 51,500,000 may be subject to Options and Stock Appreciation Rights, or SARs.

The following factors were taken into account by the Committee and the Board in approving the proposed Omnibus Incentive Plan:

- Sysco's burn rate over the past three fiscal years under other stockholder approved equity plans;
- the number of shares remaining available under the 2013 Long-Term Incentive Plan for future awards;

- the number of outstanding Options and unvested Restricted Stock Units (including Performance Share Units);
- the ability to offer tax-preference awards in France, in which the Company commenced operations after the 2013 Long-Term Incentive Plan was approved; and
- the potential dilution resulting from an increase in authorized shares.

Dilution Analysis

As of August 31, 2018, the Company's capital structure consisted of 520,854,504 shares of common stock outstanding, 24,355,429 shares remained available for grant of awards under the 2013 Long-Term Incentive Plan and 22,382,432 shares were subject to outstanding awards under the 2013 Long-Term Incentive Plan and the 2007 Sysco Corporation Stock Incentive Plan ("2007 Stock Incentive Plan"). No awards have been permitted under the 2007 Stock Incentive Plan since November 15, 2013. As of November 16, 2018, if the Omnibus Incentive Plan is approved, no additional awards will be granted under the 2013 Long-Term Incentive Plan and any shares subject to awards thereunder that are forfeited or cancelled, or that terminate or expire without distribution of shares, will not be available for issuance under the Omnibus Incentive Plan.

Any shares remaining available for issuance under the 2013 Long-Term Incentive Plan, but not subject to previously outstanding awards as of November 16, 2018, would cease to be authorized for issuance upon the effective date of the Omnibus Incentive Plan. As of August 31, 2018, 24,355,429 shares were available for issuance under the 2013 Long-Term Incentive Plan, of which up to 10,700,027 shares may be issued as Restricted Stock, Restricted Stock Units (including Performance Share Units) and Other Stock-Based Awards, with the entire authorized amount available for issuance as Options or SARs. Accordingly, if approved, the Omnibus Incentive Plan would authorize approximately 27,144,571 additional shares, as compared to the current authorized number of shares remaining available for under the 2013 Long-Term Incentive Plan. The entire authorized number of shares would be available for issuance, as Options and SARs, of which up to approximately 6,799,973 additional shares would be available for issuance as Restricted Stock, Restricted Stock Units (including Performance Share Units) and Other Stock-Based Awards. As of August 31, 2018, the closing price of Sysco common stock on the New York Stock Exchange was $74.82 per share.

The table below shows our potential dilution (referred to as "overhang") levels based on our fully diluted shares of common stock and our request for 51,500,000 shares to be available for awards under the Omnibus Incentive Plan. The 51,500,000 shares represent 8.66% of the fully diluted shares of our common stock, including all shares that will be authorized under the Omnibus Incentive Plan, as described in the table below. The Committee and the Board believe that this number of shares of common stock under the Omnibus Incentive Plan represents a reasonable amount of potential equity dilution, which will allow the Company to continue awarding equity awards, and that equity awards are an important component of the Company's equity compensation program.

Potential Overhang with 51,500,000 Share Authorization	
Stock Options Outstanding as of August 31, 2018[1]	18,763,067
Weighted Average Exercise Price of Stock Options Outstanding as of August 31, 2018	$48.13
Weighted Average Remaining Term of Stock Options Outstanding as of August 31, 2018	7.49
Outstanding Restricted Stock Unit Awards and Performance Share Unit Awards as of August 31, 2018[1], [2]	3,619,365
Total Equity Awards Outstanding as of August 31, 2018[1], [2]	22,382,432
Shares Available for Grant under the 2013 Long-Term Incentive Plan, if the Omnibus Incentive approved[3]	0
Total Shares Requested under the Omnibus Incentive Plan[4]	51,500,000
Total Potential Overhang under the Omnibus Incentive Plan (and all predecessor and other equity compensation plans or agreements)	73,882,432
Shares of Common Stock Outstanding as of August 31, 2018	520,854,504
Fully Diluted Shares of Common Stock[5]	594,736,936
Potential Dilution of 51,500,000 shares as a Percentage of Fully Diluted Shares of Common Stock	8.66%

(1) Represents the number of outstanding awards under the 2013 Long-Term Incentive Plan and the 2007 Stock Incentive Plan. Additional awards may be granted under the 2013 Long-Term Incentive Plan between August 31, 2018 and the date of the Annual Meeting. The Company's annual incentive program issued awards to senior leadership for fiscal 2019 on August 23, 2018. The Company does not anticipate that any material awards will be made between August 31, 2018 and November 16, 2018. Any shares subject to awards outstanding under the 2013 Long-Term Incentive Plan that are forfeited or cancelled, or that terminate or expire without distribution of shares will not be added into the share authorization under the Omnibus Incentive Plan.

(2) Includes the number of shares subject to outstanding Performance Share Unit awards, assuming target performance. Performance Share Units granted by the Company may settle in a range of 0 – 200% of target, depending on the level of achieved results. As of August 31, 2018, 2,148,847 Performance Share Units granted by the Company remained outstanding, subject to a performance payout factor.

(3) No additional awards will be granted under the 2013 Long-Term Incentive Plan as of the effective date of the Omnibus Incentive Plan and the shares that are not subject to awards under the 2013 Long-Term Incentive Plan as of the effective date of the Omnibus Incentive Plan will not be available for issuance under the Omnibus Incentive Plan. As of August 31, 2018, there were 24,355,429 shares available for grant under the 2013 Long-Term Incentive Plan, of which up to 24,355,429 may be subject to Options or SARs and up to 10,700,027 may be subject to Restricted Stock, Restricted Stock Units (including Performance Share Units) and Other Stock-Based Awards.

(4) No additional awards will be granted under the 2013 Long-Term Incentive Plan if the Omnibus Incentive Plan is approved by the stockholders. The Total Shares Requested in the foregoing table does not include shares subject to outstanding awards under the 2013 Long-Term Incentive Plan and the 2007 Stock Incentive Plan.

(5) Consists of the shares of common stock outstanding as of August 31, 2018, plus the Total Potential Overhang under the Omnibus Incentive Plan (and all predecessor and other equity compensation plans or agreements) assuming target performance for Performance Share Units.

Burn Rate

In setting the amount of the shares requested under the Omnibus Incentive Plan, the Committee also considered the historical amounts of equity awards granted by the Company in the past three fiscal years, as well as possible future needs under alternative, performance-based forms of award. In fiscal years 2018, 2017 and 2016, the Company granted equity awards representing a total of approximately 5,629,633 shares, 6,466,314 shares and 5,625,653, respectively. Consequently, the Company's three-year average burn rate was 1.1%.

The Committee and the Board intend to continue to consider the Company's equity expenditures in a manner that effectively attracts, retains and motivates individuals to achieve long-term value creation in line with the interests of our stockholders.

The historical burn rate and the potential dilution described above may not be indicative of what the actual amounts will be in the future.

The Omnibus Incentive Plan does not contemplate the amount or timing of specific equity awards. Awards under the Omnibus Incentive Plan will be granted at the discretion of the Committee and are, therefore, not currently determinable. The potential dilution is a forward-looking statement. Forward-looking statements are not facts, and actual results may differ materially because of factors such as those identified in reports the Company has filed with the Securities and Exchange Commission, including, without limitation, the Committee's discretion in determining the number of grantees and the size of the grants, as well as the potential impact significant corporate events, such as mergers, and of additional future share issuances outside the Omnibus Incentive Plan.

The Sysco Corporation 2018 Omnibus Incentive Plan

A summary of the Sysco Corporation 2018 Omnibus Incentive Plan is set forth below. This summary is, however, qualified in its entirety by, and subject to, the full text of the Omnibus Incentive Plan, as proposed, which is attached as Annex II. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given such terms in the Omnibus Incentive Plan.

Key Terms of the Omnibus Incentive Plan

Plan Term	If approved, the Omnibus Incentive Plan is effective November 16, 2018 and awards may be granted through November 15, 2028.
Eligible Participants	All employees, non-employee directors or key advisors selected by the Committee.
Total Shares Authorized	Subject to adjustments described below, 51,500,000 shares are authorized for issuance under the Plan, of which up to 51,500,000 shares are authorized to be issued as Options or SARs and of which up to 17,500,000 shares may be issued as Restricted Stock, Restricted Stock Units (including Performance Share Units) and Other Stock-Based Awards.

Award Types	Options (Incentive and Non-Qualified), Restricted Stock Units (including Performance Share Units), Restricted Stock, Other Stock-Based Awards, SARs and Cash-Based Awards (all types, collectively, "awards"). The Company currently utilizes Options and Performance Share Units, a form of Restricted Stock Units, as key elements of its compensation strategy.
Individual Award Limits	Subject to adjustments described below, awards relating to no more than 2,000,000 shares may be granted to any individual in any given fiscal year in respect of Options and/or SARs. No more than 500,000 shares may be granted to any individual during a fiscal year in respect of any other form of Award.
Vesting Period	Awards granted will include vesting schedules that provide that no portion of an award will vest earlier than one year from the date of grant. However, up to five percent (5%) of the shares of Stock subject to the authorized limit may be granted without regard to the foregoing minimum vesting requirement. In addition, for performance based awards for which performance metrics are based on financial performance, no participant will be entitled to exercise or payment with respect to any portion of the award, unless the participant has remained in service for at least the first full fiscal year following the beginning of the performance period.
Option Exercise Period	Determined by the Committee, but not more than ten years from the date of grant.
Option Exercise Price	Not less than fair market value on the date of grant, defined as the closing price on the NYSE on the trading day prior to grant.
Prohibited	• No repricing without stockholder approval. • No reload options or discounted stock options. • Acceleration of payment or vesting of any award other than for death, disability, or upon a change in control. • No dividends or dividend equivalents may be paid on shares subject to an Option or SAR. • No dividends or dividend equivalents may be paid on shares subject to unvested Restricted Stock, Restricted Stock Units (including Performance Share Units) or Other Stock-Based Awards. Dividends and dividend equivalents, if any, are subject to the same forfeiture risks as the underlying award. • The Omnibus Incentive Plan includes a limit on the number of shares that may be issued as full-value awards • Subject to the adjustments described below, in addition to the per-individual annual share limit described above, the Omnibus Incentive Plan limits the amount of compensation that an individual Non-Employee Director may receive during any fiscal year. For a Non-Employee Director, the maximum grant date value of shares subject to awards granted during any fiscal year, taken together with any cash fees payable to such Non-Employee Director for services rendered during such fiscal year, shall not exceed $1,500,000 in total value.

Purpose of the Omnibus Incentive Plan

The purpose of the Omnibus Incentive Plan is to promote the interests of the Company and its stockholders by providing executive officers, other key employees, non-employee directors, and key advisors of the Company and its defined subsidiaries with appropriate incentives and rewards to encourage them to enter into and remain in their positions with the Company and to acquire a proprietary interest in the long-term success of the Company, as well as to reward the performance of these individuals in fulfilling their personal responsibilities for long-range and annual achievements.

The Company believes strongly that our annual incentive program and our equity compensation programs and emphasis on employee stock ownership have been integral to our past success and will be important to our ability to achieve consistently superior performance in the years ahead.

Administration of the Omnibus Incentive Plan

Unless otherwise determined by the Board, the Compensation Committee (the "Committee") administers the Omnibus Incentive Plan. The Committee is composed solely of "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "independent directors" within the meaning of NYSE listing standards.

The Committee has the power, in its discretion, to grant awards under the Omnibus Incentive Plan, to select the individuals to whom awards are granted, to determine the terms of the grants, to interpret the provisions of the Omnibus Incentive Plan and to otherwise administer the Plan. Except as prohibited by applicable law or stock exchange rules, the Committee may

delegate all or any of its responsibilities and powers under the Omnibus Incentive Plan to one or more of its members, including, without limitation, the power to designate participants and determine the amount, timing and term of awards under the Omnibus Incentive Plan. In no event, however, shall the Committee have the power to accelerate the payment or vesting of any award, other than in the event of death, disability, or a change in control of the Company, as described in the Plan.

The Plan provides that members of the Committee shall be indemnified and held harmless by the Company from any loss or expense resulting from claims and litigation arising from actions related to the Plan.

Adjustments to Shares Subject to the Omnibus Incentive Plan

If any shares of common stock subject to an award are forfeited or cancelled, or if an award terminates or expires without a distribution of shares to the grantee, the shares of common stock with respect to such award shall, to the extent of any such forfeiture or cancellation, again be available for awards under the Omnibus Incentive Plan; provided, however, that with respect to Options or SARs that are settled in common stock, the aggregate number of shares of common stock subject to the Option or SAR grant shall be counted against the shares available for issuance under the Omnibus Incentive Plan as one share for every share subject thereto, regardless of the number of shares used to settle the Option or SAR upon exercise. Also, shares of stock will not again be available if such shares are surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes with respect to an award. Awards that are settled solely in cash will not reduce the number of shares of stock available for awards. If shares are repurchased on the open market with proceeds of the exercise price of Options, such shares may not again be made available for awards under the Plan.

If the Company undergoes a recapitalization, reclassification, stock split, stock dividend, combination, subdivision or another similar transaction affecting the common stock, or if the Company makes an extraordinary dividend or distribution (including, without limitation, to implement a spinoff), then, subject to any required action by stockholders, the number and kind of shares available under the Omnibus Incentive Plan, and the various award grant limitations contained in the Omnibus Incentive Plan, will be automatically adjusted accordingly. In addition, subject to any required stockholder action, the number and kind of shares covered by outstanding awards, the price per share of outstanding awards shall be automatically proportionately adjusted to reflect such an event. In the event of any such transaction described above in this paragraph, subject to any required stockholder action, the applicable Performance Goals with respect to outstanding awards may be adjusted in a manner the Committee deems equitable and appropriate.

If the Company experiences a Change in Control (defined below) where the Company is not the surviving entity (or survives only as a subsidiary of another entity), except as described below, all outstanding awards that are not exercised or paid at the time of the Change in Control will be assumed by, or replaced with awards that have comparable terms by, the surviving entity (or a parent or subsidiary of the surviving entity), and shall vest as described under "Vesting for Certain Terminations of Employment in Connection with a Change in Control" below. In the event that the surviving entity (or a parent or subsidiary of the surviving entity) does not assume or replace awards with grants that have comparable terms, outstanding Options and SARs will accelerate and become fully exercisable and the restrictions on other outstanding awards shall immediately lapse and have no further effect, provided that, if the vesting of any such awards is based, in whole or in part, on performance, such awards shall vest assuming that the applicable performance goals were attained at the target level of performance for the applicable performance period.

If there is a Change in Control and all outstanding awards are not assumed by, or replaced with grants that have comparable terms by, the surviving entity (or a parent or subsidiary of the surviving entity), the Committee may take any of the following actions without the consent of any grantee:

- pay grantees, in an amount and form determined by the Committee, in settlement of outstanding stock units or other stock-based awards;
- require that grantees surrender their outstanding Options or SARs, in exchange for a payment, in cash or shares of common stock, equal to the difference between the exercise price or grant price and the fair market value of the underlying shares of common stock; provided, however, if the per share fair market value of the common stock does not exceed the per share Option exercise price or SAR grant price, as applicable, the Company will not be required to make any payment to the grantee upon surrender of the Option or SAR; or
- after giving grantees an opportunity to exercise all of their outstanding Options and SARs, terminate any unexercised Options and SARs on the date determined by the Committee.

Such surrender, termination or payment shall take place as of the date of the Change in Control or such other date as the Committee may specify.

Eligibility and Participation

Eligibility to participate in the Omnibus Incentive Plan is limited to employees, non-employee directors and key advisors of the Company and its defined subsidiaries. As of June 30, 2018, the Company had approximately 67,000 employees, 13 non-employee directors and no key advisors. In the fiscal 2018 grant cycle, a total of 1,807 individuals received share based awards under the 2013 Long-Term Incentive Plan, and the Company anticipates a similar number of individuals to be recipients of grants annually under the Omnibus Incentive Plan.

Awards

The Committee may grant awards to eligible individuals. The Committee will have complete discretion, subject to the terms of the Plan, to determine the persons to whom awards will be granted, the time or times of grant, and the other terms and conditions of each grant. The awards may be granted with value and payment contingent upon Performance Goals.

All awards granted under the Plan shall include vesting schedules that provide that no portion of the award will vest earlier than one year from the date of grant. However, up to 5% of the shares subject to the aggregate share authorization under the Plan may be granted without regard to such one-year minimum vesting requirement. In addition, for performance based awards for which performance metrics are based on financial performance, no participant will be vested in any portion of the award unless the participant has remained in service for at least the first full fiscal year following the beginning of the performance period.

Performance Goals

Any award that may be granted under the Omnibus Incentive Plan also may be granted contingent on achievement of a Performance Goal. Under the Omnibus Incentive Plan, Performance Goals may be based on one or more of the following criteria (or such other criteria as the Committee determines) applied to one or more of the Company, its defined subsidiaries, and/or certain specified affiliates or based upon the Company's adjusted financial statements: (1) return on total stockholder equity; (2) earnings per share of Stock; (3) earnings before any or all of interest, taxes, minority interest, depreciation and amortization; (4) economic profit; (5) sales or revenues; (6) return on assets, capital or investment; (7) market share or other volume based metrics, such as case growth; (8) control of operating or non-operating expenses; (9) reductions in certain costs (including reductions in inventories or accounts receivable or reductions in operating expenses); (10) operating income; (11) implementation or completion of critical projects or processes; (12) operating cash flow; (13) free cash flow; (14) return on capital or increase in pretax earnings; (15) net earnings; (16) margins; (17) market price of the Company's securities; (18) pre-tax earnings or variations of income criteria in varying time periods; (19) economic value added; (20) expense targets; (21) increase in net after-tax earnings per share; (22) working capital targets; (23) enterprise value; (24) safety record; (25) closing of acquisitions or dispositions or other business expansion or contraction; (26) operating income or improvements in operating profit; (27) improvements in certain asset or financial measures (including working capital and the ratio of sales to net working capital); (28) any combination of, or a specified increase in, any of the foregoing; and (29) general comparisons with other peer companies or industry groups or classifications with regard to one or more of the foregoing criteria. The Performance Goals may be based upon the attainment of specified levels of performance under one or more of the criteria described above relative to the performance of other comparable entities. The Committee may designate additional business criteria on which the Performance Goals may be based or adjust, modify or amend the aforementioned business criteria. Performance Goals may include a threshold level of performance below which no award will be earned, a level of performance at which the target amount of an award will be earned and a level of performance at which the maximum amount of the award will be earned. The Committee in its sole discretion has the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events.

Exercise Price and Vesting of Awards

The Committee determines the exercise price with respect to each Option at the time of grant. The Option exercise price per share of common stock may not be less than 100% of the fair market value per share of the common stock underlying the Option on the date of grant, and no Option may be repriced in violation of the repricing limitations discussed in "Amendment and Termination" below. For purposes of determining the Option exercise price, fair market value is defined as the closing price on the NYSE on the first business day prior to the date of grant. The Committee may determine at the time of grant the terms under which Options and SARs shall vest and become exercisable. However, no Option or SAR may have a term in excess of 10 years, and, except as described below, all Options and SARs are subject to a minimum one-year vesting schedule from the date of grant; provided, however, that at the time of the grant of an Option or SAR, the Committee may place restrictions on the exercisability or vesting of the Option or SAR that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year. The foregoing notwithstanding, up to five percent (5%) of the shares of Stock subject to the authorized limit may be granted without regard to the foregoing minimum vesting requirement.

Options and Stock Appreciation Rights (SARs)

An Option is a right to receive stock after paying the Option exercise price. A SAR is the right to receive stock, cash, or other property equal in value to the difference between the grant price of the SAR and the market price of the Company's stock on the exercise date. The Committee determines the exercise price with respect to each Option and the grant price with respect to each SAR at the time of grant. The Option exercise price and SAR grant price per share of common stock may not be less than 100% of the fair market value per share of the common stock underlying the Option or SAR on the date of grant, and no Option or SAR may be repriced in violation of the repricing limitations discussed in "Amendment and Termination" below. For purposes of determining the Option exercise price and the SAR grant price, fair market value is defined as the closing price on the NYSE on the first business day prior to the date of grant.

The Committee may determine at the time of grant the terms under which Options and SARs shall vest and become exercisable, subject to the minimum vesting requirement described above under "Awards." However, no Option or SAR may have a term in excess of 10 years. At the time of the grant of an Option or SAR, the Committee may place restrictions on the exercisability or vesting of the Option or SAR that shall lapse, in whole or in part, only upon the attainment of Performance Goals.

For Options, notice of exercise must be accompanied by a payment equal to the applicable Option exercise price plus all withholding taxes due, such amount to be paid in cash or by tendering, either by actual delivery of shares or by attestation, unrestricted shares of common stock that are acceptable to the Committee, such shares to be valued at fair market value as of the day the shares are tendered, or paid in any combination of cash and shares, as determined by the Committee. To the extent permitted by applicable law, a participant may elect to pay the exercise price through the contemporaneous sale by a third party broker of shares of common stock acquired upon exercise yielding net sales proceeds equal to the exercise price and any withholding tax due and the remission of those sale proceeds to the Company. In addition, to the extent permitted by the Committee's policies, a participant may elect to pay the exercise price and all withholding taxes due through the withholding by the Company of shares of Stock subject to the Option equal in value to the aggregate amount of the exercise price and such taxes, such withheld shares to be valued at fair market value as of the date of such Option exercise.

SARs may be granted independently or in tandem with an Option at the time of grant of the related Option. A SAR granted in tandem with an Option shall be exercisable only to the extent the underlying Option is exercisable. A SAR confers on the grantee a right to receive an amount with respect to each share of common stock subject thereto, upon exercise thereof, equal to the excess of (A) the fair market value of one share of common stock on the date of exercise over (B) the grant price of the SAR (which, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option, and which, in the case of any other SAR, shall be such price as the Committee may determine, but in no event shall be less than the fair market value of a share of common stock on the date of grant of such SAR).

Transferability of Awards

Except as otherwise provided by the Committee, Options, SARs and any unvested other awards may not be transferred, except by will or applicable laws of descent and distribution. Notwithstanding the foregoing, in no event may any such award be transferred to a third party for consideration at any time.

Termination of Options and Other Awards

Options and SARs shall be exercisable during such periods as may be established by the Committee. Except as discussed below under "Vesting for Certain Terminations of Employment in Connection with a Change in Control," Options and SARs will expire on the earlier to occur of the expiration date of the Option or 90 days after the severance of an Option holder's employment with the Company or any of its subsidiaries. Unless otherwise provided in an award agreement, if, before the expiration of an Option or SAR, a holder's employment terminates as a result of retirement in good standing or disability under the established rules of the Company then in effect, the Option or SAR will remain in effect, vest and be exercisable in accordance with its terms. Upon the death of an employee while employed by the Company or its subsidiaries, Options,

to the extent then exercisable, shall remain exercisable by the executors or administrators of his or her estate for up to three years following the date of death, but in no event later than the original expiration date of the Option or SAR. However, no Option or SAR may be exercised more than 10 years from the date of grant. To the extent not exercised by the applicable deadline, the Option or SAR will terminate.

With respect to all other awards, any unvested awards shall immediately vest, and all restrictions pertaining to such other awards shall lapse and have no further effect, upon the holder's death or disability under the established rules of the Company then in effect, except as otherwise provided by the Committee at grant of the award.

Restricted Stock and Restricted Stock Units, Including Performance Share Units

Restricted Stock is common stock that the Company grants subject to transfer restrictions and vesting criteria. A Restricted Stock Unit, including Performance Share Units, is a right to receive stock or cash equal to the value of a share of stock at the end of a specified period that the Company grants subject to transfer restrictions and vesting criteria. The grant of these awards under the Omnibus Incentive Plan are subject to such terms, conditions and restrictions as the Committee determines consistent with the terms of the Omnibus Incentive Plan, subject to the minimum vesting requirements described under "Awards" above.

At the time of grant, the Committee may place restrictions on Restricted Stock and Restricted Stock Units that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year. Except to the extent restricted under the award agreement relating to the Restricted Stock, a grantee granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote Restricted Stock and the right to receive accrued dividends, subject to forfeiture risks and vesting conditions to the same extent as the Restricted Stock with respect to which such dividends have been declared.

Unless otherwise provided in an award agreement, upon the vesting of a Restricted Stock Unit (including a Performance Share Unit), there shall be delivered to the grantee, within 30 days of the date on which such award

(or any portion thereof) vests, the number of shares of common stock equal to the number of Restricted Stock Units (or Performance Share Units) becoming so vested.

An award of Restricted Stock Units (including Performance Share Units) may provide the grantee with the right to receive dividend equivalent payments with respect to stock subject to the award, which payments shall accrue and be credited to an account for the grantee and subject to forfeiture risks and vesting conditions to the same extent as the underlying Restricted Stock Units (including Performance Share Units), and may be settled in cash or stock, on the same schedule that the underlying Restricted Stock Units (including Performance Share Units) vest and are settled. Any such settlements and any such crediting of dividend equivalents shall be made subject to the transfer restrictions, forfeiture risks, vesting and conditions of the underlying Restricted Stock Units (including Performance Share Units) or such other conditions, restrictions and contingencies as the Committee shall establish at the time of grant of the Restricted Stock Units (including Performance Share Units), including a requirement that such credited amounts are reinvested in stock equivalents, provided that all such conditions, restrictions and contingencies shall comply with the requirements of Internal Revenue Code Section 409A. Options and SARs may not be granted with the right to receive dividend equivalent payments.

Other Stock-Based Awards

The Omnibus Incentive Plan also allows the Committee to grant "Other Stock-Based Awards," which means a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common stock. This includes,

without limitation, (i) unrestricted stock awarded as a bonus or upon the attainment of Performance Goals, or otherwise, as permitted under the Omnibus Incentive Plan and (ii) a right to acquire stock from the Company containing the terms and conditions prescribed by the Committee. Subject to the minimum vesting requirements described under "Awards" above, at the time of the grant of Other Stock-Based Awards, the Committee may place restrictions on the payout or vesting of such Other Stock-Based Awards that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year. Other Stock-Based Awards may not be granted with the right to receive dividend equivalent payments.

Cash Awards

The Company may grant cash awards under the Omnibus Incentive Plan. The cash awards may be subject to the achievement of certain Performance Goals.

Awards to Employees Subject to Taxation Outside of the United States

Awards may be granted to grantees who are foreign nationals or who are employed outside the United States, or both, on such terms and conditions different from those specified in the Omnibus Incentive Plan as may, in the judgment of the Committee, be necessary or desirable to further the purpose of the Omnibus Incentive Plan. Such different terms and conditions may be reflected in addenda to the Plan or in the applicable award agreement. However, no such different terms or conditions shall be employed if such terms or conditions constitute, or in effect result in, an increase in the aggregate number of shares that may be issued under the Omnibus Incentive Plan or a change in the group of eligible grantees.

Forfeiture

Notwithstanding any other provision of the Omnibus Incentive Plan and except as discussed under "Vesting for Certain Terminations of Employment in Connection with a Change in Control" below, if the Committee finds by a majority vote that: (i) the participant, before or after termination of his or her relationship with the Company or any of its defined subsidiaries for any reason, (a) committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his employment and that such act damaged the Company or any of its defined subsidiaries, or (b) disclosed trade secrets of the Company or any of its defined subsidiaries, or (ii) the participant, before or after termination of his or her employment relationship for any reason, participated, engaged or had a financial or other interest (whether as an employee, officer, director, consultant, contractor, stockholder, owner, or otherwise) in any commercial endeavor that is competitive with the business of the Company or any of its defined subsidiaries in violation of the Sysco Global Code of Conduct (or any successor Code of Conduct or Ethics) as in effect on the date of such participation or other engagement or in such a manner that would have violated the Global Code of Conduct had the participant been employed by the Company or any of its defined subsidiaries at the time of the activity in question, or (iii) violated the compensation, clawback and recoupment policies that may be applicable to the participant, then any outstanding Options and SARs that have not been exercised and any awards other than Options and SARs that have not vested will be forfeited. The decision of the Committee as to the nature of a participant's conduct, the damage done to the Company or any of its defined subsidiaries and the extent of the participant's competitive activity will be final. No decision of the Committee, however, will affect the finality of the discharge of the participant in any manner. The Committee may, in its discretion, include a form of post-employment covenants, non-compete, non-solicitation and/or non-disparagement agreement in any award agreement, and such post-employment covenants, non-compete, non-solicitation or non-disparagement agreement may be personalized, in the Committee's discretion, to fit the circumstances of any specific grantee.

Vesting for Certain Terminations of Employment in Connection with a Change in Control

Under the Omnibus Incentive Plan, if (A) a Change in Control occurs and (B) during the period commencing on the date that is 12 months prior to the occurrence of the Change in Control and ending on the date that is 24 months following the Change in Control, the participant's employment or service with the Company is terminated in a qualifying manner, all outstanding Options and SARs shall vest and become exercisable and all other outstanding awards shall vest and all restrictions pertaining to such other awards shall lapse and have no further effect; provided that any award that vests based on the attainment of Performance Goals shall vest assuming that the Performance Goals were attained at the target level of performance for the applicable performance period. For purposes of the Omnibus Incentive Plan, a Change in Control event includes, but is not limited to, certain acquisitions of 20% or more of the Company's outstanding common stock, certain changes in the identity of a majority of the members of the Board of Directors and certain mergers in which the Company's then existing shareholders do not own at least 60% of the outstanding voting securities of the surviving entity. In the event that the employment of a participant who is an employee of the Company or any of its defined subsidiaries is terminated by the Company, other than for cause, as defined below, during the 24-month period following a Change in Control, all of such participant's outstanding Options and SARs may thereafter be exercised by the participant, to the extent that such Options and SARs were exercisable as of the date of such termination of employment, for (x) a period set forth in the applicable award agreement or (y) until expiration of the stated term of such Option or SAR, whichever period is shorter. The forfeiture provisions relating to competition as described in the immediately preceding paragraph shall not apply to any participant who incurs a termination of employment pursuant to the Change in Control provisions in the Plan. For purposes of these provisions, the term "cause" shall mean "cause" as defined in the participant's award agreement or written employment, consulting or other agreement with the Company or a subsidiary, or if not defined in any such agreement, "cause" shall mean conviction of, or plea of nolo contendere, by the participant for a felony, dishonesty while performing his employment duties, a participant's willful or deliberate failure to perform his or her duties in any material respect, or a participant's violation of any non-competition, non-solicitation, confidentiality or other restrictive covenants agreement or code of conduct applicable to the participant.

Tax Withholding

Issuance of shares under the Omnibus Incentive Plan is subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Omnibus Incentive Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participant, through the surrender of shares of common stock which the participant already owns, or through the surrender of shares of common stock to which the participant is otherwise entitled under the Omnibus Incentive Plan, but only to the extent of the maximum individual tax rate permitted to be withheld in the applicable tax jurisdiction.

Term of the Omnibus Incentive Plan

Unless earlier terminated by the Board of Directors, the Omnibus Incentive Plan, if approved, will terminate on November 15, 2028. No awards may be granted under the Omnibus Incentive Plan subsequent to that date.

Approval of French Sub-Plan

The Omnibus Incentive Plan provides that the Committee has the authority, in its sole discretion, to adopt any local country plans as sub-plans to the Omnibus Incentive Plan as may be deemed necessary or advisable to comply with local laws or regulations, and to design any award to satisfy specific requirements of obtaining a tax benefit.

For France, recent changes to the income tax and social tax treatment of French tax-qualified restricted stock units and French tax-qualified options were implemented. Pursuant to French law, U.S. companies are permitted, but not required, to grant French-qualified restricted stock units and French-qualified options, which may provide for more favorable income tax and social tax treatment for both French employers and their employees than the current non-qualified restricted stock unit awards granted under the 2013 Long-Term Incentive Plan.

The French Sub-Plan, a sub-plan under the Omnibus Incentive Plan and attached to the Omnibus Incentive Plan as Appendix I, is designed to permit the grant of French-qualified restricted stock units and French-qualified options. In addition to the approval of the Board or the Committee, French law requires that the French Sub-Plan must be authorized by stockholders at a meeting after December 31, 2017 in order to realize potential tax benefits to employers and employees in France.

Stockholder approval of the Omnibus Incentive Plan, including the French Sub-Plan, is being requested, in part, in order to enable the Committee to grant French-qualified restricted stock units and French-qualified options under French law. The Committee will not, however, be obligated to grant French-qualified restricted stock units or French-qualified options and may choose, at its discretion, to grant Restricted Stock Units or Options that are not considered French-qualified.

The French Sub-Plan does not increase the number of shares otherwise available for issuance under the Omnibus Incentive Plan or modify the group of eligible grantees.

Amendment and Termination

The Board may, at any time, amend or terminate the Omnibus Incentive Plan, except that the following actions may not be taken without stockholder approval: (i) any increase in the number of shares that may be issued under the Omnibus Incentive Plan (except by certain adjustments provided under the Omnibus Incentive Plan); (ii) any change in the class of persons eligible to receive incentive stock options under the Omnibus Incentive Plan; (iii) any change in the requirements of the Omnibus Incentive Plan regarding the exercise price of Options or grant price of SARs; (iv) any repricing or cancellation and re-grant of any Option or, if applicable, other award at a lower exercise, base or purchase price, whether in the form of an amendment, cancellation or replacement grant, or a cash-out of underwater Options or any action that provides for awards that contain a so-called "reload" feature under which additional Options or other awards are granted automatically to the grantee upon exercise of the original Option or award; or (v) any other amendment to the Omnibus Incentive Plan that would require approval of the Company's stockholders under applicable law, regulation, rule or stock exchange listing requirement.

U.S Tax Treatment of Awards

The following is a brief description of the material United States federal income tax consequences associated with awards under the Omnibus Incentive Plan. It is based on existing United States laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. Tax consequences in other countries may vary. This information is not intended as tax advice to anyone, including participants in the Omnibus Incentive Plan.

Stock Options. Neither incentive stock option grants nor non-qualified stock option grants cause any tax consequences to the participant or Sysco at the time of grant. Upon the exercise of a non-qualified stock option, the excess of the market value of the shares acquired over their exercise price is ordinary income to the participant and is deductible by Sysco. The participant's tax basis for the shares is the market value thereof at the time of exercise. Any gain or loss realized upon a subsequent disposition of the stock will generally constitute capital gain, in connection with which Sysco will not be entitled to a tax deduction.

Upon the exercise of an incentive stock option, the participant will not realize taxable income, but the excess of the fair market value of the stock over the exercise price may give rise to alternative minimum tax. When the stock acquired upon exercise of an incentive stock option is subsequently sold, the participant will recognize income equal to the difference between the sales price and the exercise price of the option. If the sale occurs after the expiration of two years from the grant date and one year from the exercise date, the income will constitute long-term capital gain. If the sale occurs prior to that time, the participant will recognize ordinary income to the extent of the lesser of the gain realized upon the sale or the difference between the fair market value of the acquired stock at the time of exercise and the exercise price; any additional gain will constitute capital gain. Sysco will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant, but no deduction in connection with any capital gain recognized by the participant. If the participant exercises an incentive stock option more than three months after his or her termination of employment due to retirement or more than twelve months after his or her termination of employment due to permanent disability, he or she is deemed to have exercised a non-qualified stock option.

Stock Appreciation Rights. A participant granted a stock appreciation right under the Omnibus Incentive Plan will not recognize income, and Sysco will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of stock or other consideration received will be ordinary income to the participant and Sysco will be allowed a corresponding federal income tax deduction at that time. Sysco may be entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant.

Restricted Stock. Restricted stock is not taxable to a participant at the time of grant, but instead is included in ordinary income (at its then fair market value) when the restrictions lapse. A participant may elect, however, to recognize income at the time of grant, in which case the fair market value of the restricted shares at the time of grant is included in ordinary income and there is no further income recognition when the restrictions lapse. If a participant makes such an election and thereafter forfeits the restricted shares, he or she will be entitled to no tax deduction, capital loss or other

tax benefit. Sysco may be entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant.

A participant's tax basis for restricted shares will be equal to the amount of ordinary income recognized by the participant. The participant will recognize capital gain (or loss) on a sale of the restricted stock if the sale price exceeds (or is lower than) such basis. The holding period for restricted shares for purposes of characterizing gain or loss on the sale of any shares as long- or short-term commences at the time the participant recognizes ordinary income pursuant to an award. Sysco is not entitled to a tax deduction corresponding to any capital gain or loss of the participant.

Restricted Stock Units. A participant will not recognize income, and Sysco will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or any combination of cash and Sysco common stock) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock and cash received as of that date (less any amount he or she paid for the stock and cash), and Sysco will be allowed a corresponding federal income tax deduction at that time.

Performance Awards. A participant will not recognize income, and Sysco will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of stock or cash (or a combination thereof) in settlement of a performance award, the participant will recognize ordinary income equal to the fair market value of the stock and cash received, and Sysco will be allowed a corresponding federal income tax deduction at that time.

Code Section 409A. If an award is subject to Internal Revenue Code Section 409A (which relates to nonqualified deferred compensation plans), and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. All awards that comply with the terms of the Omnibus Incentive Plan, however, are intended to be exempt from the application of Code Section 409A or meet the requirements of Section 409A in order to avoid such early taxation and penalties.

Tax Withholding. Sysco has the right to deduct or withhold, or require a participant to remit to Sysco, an amount sufficient to satisfy federal, state and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. The Committee may, at the time the award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the award, shares having a fair market value on the date of withholding equal to the amount required to be withheld for tax purposes.

Certain Interests of Directors

In considering the recommendation of the Board of Directors with respect to the Omnibus Incentive Plan, stockholders should be aware that members of the Board of Directors have interests that present them with conflicts of interest in connection with this proposal to approve the Omnibus Incentive Plan. For example, directors who are also employees of the Company will be eligible for the grant of awards under the Plan. Currently, only Mr. Bené is both a director and an employee of the Company, and he does not serve on the Committee. In addition, non-employee directors of the Board

will also be eligible for grants under the Omnibus Incentive Plan, and it is currently anticipated that a portion of their annual compensation will be awarded pursuant to the Omnibus Incentive Plan. Under the Omnibus Incentive Plan, the maximum grant date value of shares subject to Awards granted to any individual Non-Employee Director during any fiscal year, taken together with any cash fees payable to such Non-Employee Director for services rendered during such fiscal year, shall not exceed $1,500,000 in total value.

Required Vote

The affirmative vote of a majority of votes cast, either for, against or abstain, is required to approve this proposal. Accordingly, abstentions will have the effect of a vote against the proposal. Broker non-votes are not considered to be votes cast for these purposes and, as a result, will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" approval of the adoption of the Sysco Corporation 2018 Omnibus Incentive Plan.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 3)

Sysco seeks a non-binding vote from its stockholders to approve the compensation paid to our named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. This vote is commonly referred to as a "Say on Pay" vote because it gives stockholders a direct opportunity to express their approval or disapproval to the Company regarding its pay practices.

As discussed in detail in the Compensation Discussion and Analysis, our executive compensation programs are designed to attract, retain and incentivize highly talented individuals who are committed to driving Sysco's vision and strategy. We strive to link executives' pay to their performance and their advancement of Sysco's overall performance and business strategies, while also aligning the executives' interests with those of stockholders. We also aim to encourage high-performing executives to drive long-term results and to remain with Sysco over the course of their careers. We believe that the amount of compensation for each named executive officer reflects their extensive management experience, continued high performance and exceptional service to Sysco and our stockholders.

We invite you to consider the details of our executive compensation as disclosed more fully throughout this proxy statement.

Regardless of the outcome of this "Say on Pay" vote, Sysco welcomes input from its stockholders regarding executive compensation and other matters related to the Company's success generally. We believe in a corporate governance structure that is responsive to stockholder concerns, and we view this vote as a meaningful opportunity to gauge stockholder approval of our executive compensation policies. Given the information provided above and elsewhere in this proxy statement, the Board of Directors asks you to approve the following advisory resolution:

"Resolved, that Sysco's stockholders approve, on an advisory basis, the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement."

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation paid to Sysco's Named Executive Officers.

REPORT OF THE AUDIT COMMITTEE

Sysco's Audit Committee reports to, and acts on behalf of, the Board of Directors, and is composed of seven directors who each satisfy the independence, financial literacy and other requirements of the New York Stock Exchange listing standards and the U.S. federal securities laws. The role of the Audit Committee is to assist the Board in its oversight of:

- Compliance with legal and regulatory requirements;
- Corporate accounting;
- Reporting practices;
- The integrity of the Company's financial statements;
- The qualifications, independence and performance of the Ernst & Young LLP, Sysco's independent registered public accounting firm ("Ernst & Young");
- The performance of Sysco's internal audit function; and
- Risk assessment and risk management.

During fiscal year 2018, the Audit Committee held ten meetings and fulfilled all of its responsibilities as set forth in the committee's charter, including:

- Reviewing with Ernst & Young and the internal auditors the overall scope and plans for their respective audits for the fiscal year;
- Approving all audit engagement fees and terms, as well as permissible non-audit engagements with Ernst & Young (please refer to "Fees Paid to Independent Registered Public Accounting Firm" below for a detailed discussion of such fees and related approvals);
- Reviewing the experience and qualifications of the senior members of Ernst & Young's audit team;
- Assuring the regular rotation of Ernst & Young's lead audit partner as required by law, and considering whether there should be rotation of the independent registered public accounting firm itself;
- Reviewing and discussing with management the earnings press releases prior to release to the public;

- Meeting with Ernst & Young and the internal auditors, with and without management present, to discuss the adequacy and effectiveness of Sysco's internal control over financial reporting and the overall quality of the Company's financial reporting; and
- Meeting independently with each of Sysco's Chief Executive Officer and Sysco's Chief Financial Officer and Chief Accounting Officer.

As required by its charter, the Audit Committee has also met and held discussions with management and Ernst & Young regarding Sysco's audited consolidated financial statements for the year ending June 30, 2018. Management represented to the Audit Committee that Sysco's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as modified or supplemented. Ernst & Young provided to the Audit Committee the written disclosures and the letter required by Public Company Accounting Oversight Board Rule 3526, "Communication with Audit Committees Concerning Independence", as modified or supplemented, and the Audit Committee discussed with Ernst & Young that firm's independence.

Based on the Audit Committee's discussion with management and Ernst & Young and the Audit Committee's review of the representations of management and Ernst & Young's report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Sysco's Annual Report on Form 10-K for the year ended June 30, 2018 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Joshua D. Frank
Bradley M. Halverson
John M. Hinshaw
Hans-Joachim Koerber
Nancy S. Newcomb
Edward D. Shirley
Richard G. Tilghman, *Chairman*

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees billed for professional audit services rendered by Ernst & Young LLP for the audit of Sysco's annual financial statements for fiscal 2018 and 2017, as well as other services rendered by Ernst & Young LLP during those periods (all of which services were approved by the Audit Committee):

	Fiscal 2018	Fiscal 2017
Audit Fees[1]	$ 8,959,000	$ 9,371,123
Audit-Related Fees[2]	492,474	525,000
Tax Fees[3]	2,320,085	2,601,311
All Other Fees[4]	8,563	666,078

(1) Audit fees consisted of fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of the Company's internal control over financial reporting), assistance with and review of documents filed with the SEC, and statutory audits.

(2) Audit-related fees consisted of fees for due diligence related to mergers and acquisitions, agreed upon procedures reports, the audit of the Company's benefit plans and other audit-related services.

(3) Tax fees consisted of fees for local, state, provincial and federal income tax return preparation, assistance with transfer pricing agreements and other tax compliance assistance for various tax examinations.

(4) All other fees consisted of all fees not discussed in the categories above and primarily related to permitted advisory services.

Pre-Approval Policy

It is the Audit Committee's policy to comply with Section 10A(i) of the Exchange Act, which requires the Audit Committee to pre-approve all services, including audit services and permissible audit related, tax and non-audit services, to be provided by Ernst & Young LLP to the Company, subject to an exception for certain permitted, *de minimis* non-audit services that are approved by the Audit Committee prior to completion of the audit. In February 2003, the Audit Committee adopted procedures authorizing the Audit Committee chairman to approve the engagement of Ernst & Young LLP to provide permitted non-audit services, provided that such pre-approval is reported to the Audit Committee at the next regular meeting and subject to the Committee's authority to withdraw such pre-approval. During fiscal 2018, Ernst & Young did not provide any services prohibited under the Sarbanes-Oxley Act of 2002.

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 4)

The Audit Committee of the Board has appointed Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2019. Ernst & Young LLP has served as the Company's independent public registered public accounting firm providing auditing, financial and tax services since their engagement in fiscal 2002. In determining to appoint Ernst & Young, the Audit Committee carefully considered Ernst & Young's past performance for the Company, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Although the Company is not required to seek ratification, the Audit Committee and the Board believe it is sound corporate governance to do so. If stockholders do not ratify the appointment of Ernst & Young, the current appointment will stand, but the Audit Committee will consider the stockholders' action in determining whether to appoint Ernst & Young as the Company's independent registered public accounting firm for fiscal 2020.

Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm for fiscal 2019.

STOCKHOLDER PROPOSAL (ITEM 5)

The Teamsters General Fund of 25 Louisiana Avenue, NW, Washington, D.C. 20001, owner of 280 shares of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED: The shareholders ask the board of directors of **Sysco Corporation ("Company")** to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2018 annual meeting.

SUPPORTING STATEMENT:

Sysco Corporation allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change in control at the end of the 2017 fiscal year could have accelerated the vesting of $34.4 million worth of long-term equity to the Company's five senior executives.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including: Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing *pro rata* awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one-third of the largest 200 companies now *pro rate*, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote **FOR** this proposal.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

The Board unanimously recommends a vote "AGAINST" the stockholder proposal.

The Board believes that the most effective executive compensation program is one that places a heavy emphasis on pay for performance and is designed to align the interests of company executives with those of our stockholders, with the ultimate objective of increasing stockholder value. The Board does not believe that the adoption of a "one-size fits all" policy restricting the Compensation Committee's ability to provide for accelerated vesting and requiring executives to forfeit a portion of their equity awards would be in the best interests of the Company or its stockholders. As discussed more fully below, implementation of this policy would disrupt the alignment of interests between executives and stockholders, particularly in the context of a significant transaction resulting in a change in control of Sysco, unduly limit the Company's ability to attract, retain and incentivize talented executives and impose undue restrictions on the ability of the Compensation Committee to structure our executive compensation program.

Implementing the proposal would disrupt the alignment between executive and stockholder interests during a time of uncertainty.

For equity-based awards issued to date under Sysco's 2013 Long-Term Incentive Plan, the Board has provided for "double trigger" accelerated vesting, under which an executive's outstanding equity awards will only fully and immediately vest if (1) a change in control occurs and (2) the executive's employment is terminated by the Company or its subsidiaries without cause (or the executive terminates his or her employment for good reason) within the period commencing 1 year prior to the change in control and ending 2 years after the change in control.

The Board believes that the acceleration of awards in these circumstances appropriately aligns the interests of executives with the interests of stockholders in the context of a change in control transaction. A change in control creates uncertainty surrounding the plans of new ownership and whether, through loss of employment, executives will forfeit their ability to realize value from unvested equity awards. The risk of that loss creates undesirable disincentives for the executives in connection with the consideration, negotiation and implementation of a change in control transaction. The Board believes that our current "double trigger" approach eliminates these disincentives by enabling our executives to remain objective, preserves executive morale and productivity and encourages retention in the face of the disruptive impact of an actual or rumored change in control of Sysco. Retaining key executives while a change in control transaction is pending can be particularly important, since the loss of such executives could adversely affect the Company's business or operations if the transaction is not completed.

Additionally, our Board believes that the retention of executives in the context of a change in control transaction would preserve the value of such transaction for our stockholders, as the prospect of losing valued executives in connection with a change in control could reduce the value of the Company to an acquirer and, consequently, reduce the amount current stockholders would realize in the transaction.

By assuring executives that they would realize the full value of their equity awards if their employment were terminated in connection with a change in control, the current acceleration provisions ensure objective evaluation of change in control transactions, thereby maintaining the proper alignment of the interests of executives and stockholders.

Implementing the proposal would significantly limit Sysco's ability to attract, retain and incentivize talented executives.

The Board believes that it is critical for the Company to offer compensation and benefits that are competitive in the marketplace for talent. Based on recent surveys and studies, a substantial majority of companies fully vest outstanding equity awards upon a termination following a change in control, including many of the companies with which we compete for executive talent. As a result, implementing the policy as outlined in the proposal would place the Company at a competitive disadvantage and significantly jeopardize the objective of our executive compensation program to attract, retain, reward and incentivize exceptional, talented executives who will lead the Company in the successful execution of its strategy, particularly if a change in control transaction were pending or contemplated.

The proponent of this proposal references companies that place limitations on accelerated vesting of unearned equity. The companies referenced are among the largest in the world by market capitalization. Due to their size, it is very unlikely that any of these companies will undergo a change in control. As such, executives and potential executives do not view equity acceleration provisions for these mega-capitalization companies in the same manner as they do for all other companies.

Implementing the proposal would impose undue restrictions on the ability of the Compensation Committee to structure executive compensation.

Our Board believes that the interests of our stockholders are best served by recognizing that the Compensation Committee, comprised of six independent, annually elected directors, is in the best position to determine the terms of our executive compensation arrangements. The Board believes that the Compensation Committee should continue to retain the flexibility to design and administer competitive compensation programs that reflect market conditions. Permitting the Compensation Committee to accelerate vesting of equity awards in accordance with our "double trigger" provision can incentivize management to maximize stockholder value, further aligning the interests of management with our stockholders. Conversely, adopting the rigid policy advanced by the proponent would frustrate the purpose of the Compensation Committee and interfere with the objective of our compensation program.

Stockholders have demonstrated their support for our executive compensation program and compensation governance practices.

Our executive compensation program is designed to link executive pay with the interests of our stockholders. Sysco has a robust stockholder engagement program and the Board incorporates stockholder feedback into its decision-making processes. During these conversations, stockholders have indicated their support for our executive compensation program and compensation governance practices. Furthermore, Sysco has consistently received strong support for its executive compensation program in the annual, advisory "say on pay" vote, with 96.5% approval at the 2017 annual meeting of stockholders, and substantially similar proposals presented at the Company's two most recent annual meetings were rejected by our stockholders.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly abstentions and broker non-votes will not be relevant to the outcome.

For the reasons described above, the Board unanimously recommends that you vote "AGAINST" this proposal, and, if the proposal is properly presented at the meeting, your proxy will be voted AGAINST the proposal unless you specify otherwise.

STOCKHOLDER PROPOSALS

Presenting Business/Nominating Directors for Election

Submitting Proposals under Rule 14a-8

If you would like to present a proposal under Rule 14a-8 of the Exchange Act at our 2019 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 7, 2019. If the date of our 2019 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive such proposals.

Recommending Director Nominees

The Corporate Governance and Nominating Committee will consider any director nominees you recommend in writing for the 2019 Annual Meeting, if you submit such written recommendation in conformity with the procedural and informational requirements set forth above at "Board of Directors Matters — Election of Directors at 2018 Annual Meeting (Item 1) – Nomination Process" no later than May 1, 2019.

Submitting Proxy Access Director Nominees

If you wish to submit up to two director nominees for inclusion in the proxy statement for our 2019 Annual Meeting pursuant to Article I, Section 9 of the Company's bylaws, the Corporate Secretary must receive your proxy access notice by August 18, 2019, but not before July 9, 2019. You must satisfy the applicable eligibility requirements of, and your proxy access notice must include the information required by, the Company's bylaws.

Other Proposals or Director Nominees

If you want to present any other business at our 2019 Annual Meeting, including nominating one or more individuals to serve as director outside of the proxy access process pursuant to Article I, Section 7 of the Company's bylaws, the Corporate Secretary must receive notice of your proposed business pursuant to Article I, Section 8, or notice of your proposed director nominee pursuant to Article I, Section 7, of the Company's bylaws, by August 18, 2019, but not before July 9, 2019, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote. In each instance you must comply with, and provide the information required by, the provisions of Article I, Section 8 and Article I, Section 7, of the Company's bylaws, as applicable, within the deadlines specified above.

Meeting Date Changes

If the date of next year's Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the date of this year's Annual Meeting, we will inform you of the change, and we must receive your director nominee notices or your stockholder proposals outside of Rule 14a-8 of the Exchange Act by the latest of 90 days before the Annual Meeting, 10 days after we mail the notice of the changed date of the Annual Meeting or 10 days after we publicly disclose the changed date of the Annual Meeting.

ANNEX I – NON-GAAP RECONCILIATIONS

More information on the rationale for the use of these measures can be found in our Annual Report on Form 10-K. In the reconciliation tables below, "NM" indicates that the percentage change is not meaningful.

Adjusted Operating Income Non-GAAP Reconciliation (Business Highlights)

(in thousands)		2018	2017	Period Change ($)	Period Change (%)
Operating Income (GAAP)	$	2,328,974 $	2,053,171 $	275,803	13.4%
Impact of MEPP charge		1,700	35,600	(33,900)	(95.2)
Impact of restructuring costs[1]		109,524	161,011	(51,487)	(32.0)
Impact of acquisition-related costs[2]		108,136	102,049	6,087	6.0
Subtotal – Operating Income Adjusted For Certain Items (Non-GAAP)		2,548,334	2,351,831	196,503	8.4%
Impact of FY18 currency fluctuations[3]		(7,200)	—	(7,200)	NM
Comparable Operating Income using a Constant Dollar Basis (Non-GAAP)	$	2,541,134 $	2,351,831 $	189,303	8.0%

(1) Fiscal 2018 includes business technology transformation initiative costs, restructuring expenses within our Brakes operations, professional fees on three-year financial objectives, severance charges related to restructuring, costs to convert to legacy systems in conjunction with our revised business technology strategy and facility closure charges. Fiscal 2017 includes $111 million in accelerated depreciation associated with our revised business technology strategy and $46 million related to restructuring expenses within our Brakes operations, costs to convert to legacy systems in conjunction with our revised business technology strategy, professional fees on 3-year financial objectives and severance charges.

(2) Fiscal 2018 and fiscal 2017 include $67 million and $76 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $18 million and $24 million in integration costs, respectively. Fiscal 2018 includes a $14 million write-off for an intangible asset due to restructuring in France.

(3) Fiscal 2018 performance measures for Sysco's MIP calls include a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The majority of the constant currency adjustment eliminated the impact of fluctuations in the pound sterling, Euro, Canadian dollar, Costa Rican colone and Mexican peso.

Non-GAAP Reconciliation for Adjusted Operating Income (Management Incentive Plan Measurement)

Sysco's management incentive plan provides for adjustments to the operating income metric to exclude severance charges, professional fees on 3-year financial objectives, facility closure costs, costs associated with our revised business technology strategy, Brakes Group acquisition, integration and restructuring costs, the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan and the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. As a result, in the non-GAAP reconciliation above for fiscal 2018, operating income has been adjusted to reflect these adjustments. The resulting adjusted operating income was used in the measurement of the results of the management incentive plan.

Adjusted Net Earnings Non-GAAP Reconciliation (Business Highlights)

(in thousands)	2018	2017	Period Change ($)	Period Change (%)
Net Earnings (GAAP)	$ 1,430,766	$ 1,142,503	$ 288,263	25.2%
Impact of MEPP charge	1,700	35,600	(33,900)	(95.2)
Impact of restructuring costs[1]	109,524	161,011	(51,487)	(32.0)
Impact of acquisition-related costs[2]	108,136	102,049	6,087	6.0
Impact of loss on extinguishment of debt	53,104	—	53,104	NM
Tax impact of MEPP charge	(573)	(11,903)	11,330	(95.2)
Tax impact of restructuring costs[3]	(34,024)	(51,184)	17,160	(33.5)
Tax impact of acquisition-related costs[3]	(26,172)	(19,003)	(7,169)	37.7
Tax impact of loss on extinguishment of debt	(18,225)	—	(18,225)	NM
Tax impact of U.S. Retirement Plan contribution	(44,424)	—	(44,424)	NM
Impact of US transition tax	80,000	—	80,000	NM
Impact of US balance sheet remeasurement from tax law change	(14,477)	—	(14,477)	NM
Impact of France, U.K. and Sweden tax law changes	(9,706)	—	(9,706)	NM
Impact of repatriation of certain international earnings[4]	24,208	—	24,208	NM
Net Earnings Adjusted For Certain Items (Non-GAAP)	$ 1,659,837	$ 1,359,073	$ 300,764	22.1%

(1) *Fiscal 2018 includes business technology transformation initiative costs, restructuring expenses within our Brakes Group operations, professional fees on three-year financial objectives, severance charges related to restructuring, costs to convert to legacy systems in conjunction with our revised business technology strategy and facility closure charges. Fiscal 2017 includes $111 million in accelerated depreciation associated with our revised business technology strategy and $46 million related to restructuring expenses within our Brakes operations, costs to convert to legacy systems in conjunction with our revised business technology strategy, professional fees on 3-year financial objectives and severance charges.*

(2) *Fiscal 2018 and fiscal 2017 include $67 million and $76 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of our Brakes Group operations, and $18 million and $24 million in integration costs, respectively. Fiscal 2018 includes a $14 million write-off for an intangible asset due to restructuring in France.*

(3) *Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.*

(4) *Represents the expense from foreign withholding tax incurred obtained through the repatriation of certain international earnings, partially offset by tax credits.*

Adjusted Diluted Earnings Per Share Non-GAAP Reconciliation (Business Highlights)

(in thousands, except for share and per share data)		2018	2017	Period Change ($)	Period Change (%)
Diluted Earnings Per Share ("EPS") (GAAP)	$	2.70 $	2.08 $	0.62	29.8%
Impact of MEPP charge		—	0.06	(0.06)	NM
Impact of restructuring costs[1]		0.21	0.29	(0.08)	(27.6)
Impact of acquisition-related costs[2]		0.20	0.19	0.01	5.3
Impact of loss on extinguishment of debt		0.10	—	0.10	NM
Tax impact of MEPP charge[3]		—	(0.02)	0.02	NM
Tax impact of restructuring costs[3]		(0.06)	(0.09)	0.03	(33.3)
Tax impact of acquisition-related costs[3]		(0.05)	(0.03)	(0.02)	66.7
Tax impact of loss on extinguishment of debt		(0.03)	—	(0.03)	NM
Tax impact of U.S. Retirement Plan contribution		(0.08)	—	(0.08)	NM
Impact of US transition tax		0.15	—	0.15	NM
Impact of US balance sheet remeasurement from tax law change		(0.03)	—	(0.03)	NM
Impact of France, U.K. and Sweden tax law changes		(0.02)	—	(0.02)	NM
Impact of repatriation of certain international earnings[4]		0.05	—	0.05	NM
Diluted EPS Adjusted For Certain Items (Non-GAAP)[5]	$	3.14 $	2.48 $	0.66	26.6%
Diluted shares outstanding		529,089,854	548,545,027	—	—

(1) Fiscal 2018 includes business technology transformation initiative costs, restructuring expenses within our Brakes Group operations, professional fees on three-year financial objectives, severance charges related to restructuring, costs to convert to legacy systems in conjunction with our revised business technology strategy and facility closure charges. Fiscal 2017 includes $111 million in accelerated depreciation associated with our revised business technology strategy and $46 million related to restructuring expenses within our Brakes operations, costs to convert to legacy systems in conjunction with our revised business technology strategy, professional fees on 3-year financial objectives and severance charges.

(2) Fiscal 2018 and fiscal 2017 include $67 million and $76 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of our Brakes Group operations, and $18 million and $24 million in integration costs, respectively. Fiscal 2018 includes a $14 million write-off for an intangible asset due to restructuring in France.

(3) The tax impact of adjustments for Certain Items are calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred. The Brakes Acquisition also resulted in non-recurring tax expense in fiscal 2017, primarily from non-deductible transaction costs.

(4) Represents the expense from foreign withholding tax incurred obtained through the repatriation of certain international earnings, partially offset by tax credits.

(5) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

Non-GAAP Reconciliation for Adjusted Gross Profit Growth (Management Incentive Plan Measurement)

Sysco's management incentive plan provides for adjustments to the gross profit growth metric to exclude the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. As a result, in the non-GAAP reconciliation below for fiscal 2018, gross profit has been adjusted to reflect these adjustments. The resulting adjusted gross profit increase was used in the measurement of the results of the management incentive plan.

(in thousands)		2018	2017	Period Change ($)	Period Change (%)
Gross Profit (GAAP)	$	11,085,391 $	10,557,507 $	527,884	5.0%
Impact of FY18 currency fluctuations[1]		(119,000)	—	(119,000)	NM
Comparable Gross Profit using a Constant Dollar Basis (Non-GAAP)		10,966,391	10,557,507	408,884	3.9%

(1) Fiscal 2018 performance measures for Sysco's MIP calls include a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The majority of the constant currency adjustment eliminated the impact of fluctuations in the pound sterling, Euro, Canadian dollar, Costa Rican colone and Mexican peso.

U.S. Foodservice Adjusted Operating Income Non-GAAP Reconciliation (Management Incentive Plan Measurement)

Sysco's management incentive plan for Mr. Bertrand provides for adjustments to the U.S. Foodservice Operations operating income metric to exclude severance charges, restructuring costs, the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan, the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates and other adjustments. As a result, in the non-GAAP reconciliation below for fiscal 2018, U.S. Foodservice Operations operating income has been adjusted to reflect these adjustments. The resulting adjusted operating income was used in the measurement of the results of the management incentive plan.

U.S. FOODSERVICE OPERATIONS

(in thousands)		2018	2017	Period Change ($)	Period Change (%)
Operating Income (GAAP)	$	3,051,991 $	2,891,612 $	160,379	5.5%
Impact of MEPP charge		1,700	35,600	(33,900)	(95.2)%
Impact of restructuring costs		3,808	470	3,338	NM
Impact of other adjustments		(19,484)	—	(19,484)	NM
Subtotal - Operating Income Adjusted For Certain Items (Non-GAAP)		3,038,015	2,927,682	110,333	3.8%
Impact of FY18 currency fluctuations[1]		(749)	—	(749)	NM
Comparable Operating Income using a Constant Dollar Basis (Non-GAAP)	$	3,037,266 $	2,927,682 $	109,584	3.7%

(1) *Fiscal 2018 performance measures for Sysco's MIP calls include a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The constant currency adjustment eliminated the impact of fluctuations in the Canadian dollar for FreshPoint Canada.*

Non-GAAP Reconciliation for U.S. Foodservice Adjusted Gross Profit Growth (Management Incentive Plan Measurement)

Sysco's management incentive plan for Mr. Bertrand provides for adjustments to the U.S. Foodservice Operations gross profit growth metric to exclude the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. As a result, in the non-GAAP reconciliation below for fiscal 2018, U.S. Foodservice Operations gross profit has been adjusted to reflect this adjustment. The resulting adjusted gross profit increase was used in the measurement of the results of the management incentive plan.

U.S. FOODSERVICE OPERATIONS

(in thousands)		2018	2017	Period Change ($)	Period Change (%)
Gross Profit (GAAP)	$	7,900,276 $	7,556,392 $	343,884	4.6%
Impact of FY18 currency fluctuations[1]		(2,802)	—	(2,802)	NM
Comparable Gross Profit Using a Constant Dollar Basis (Non-GAAP)		7,897,474	7,556,392	341,082	4.5%

(1) *Fiscal 2018 performance measures for Sysco's MIP calls include a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The constant currency adjustment eliminated the impact of fluctuations in the Canadian dollar for FreshPoint Canada.*

Non-GAAP Reconciliation for Adjusted Return on Invested Capital (Long-Term Incentive Plan Measurement)

Sysco's Fiscal Year 2016 Cash Performance Unit Program (the "CPU Program") provides for adjustments to the return on invested capital ("ROIC") metric to exclude the impact of, among other things, Certain Items from earnings, the benefits due to tax reform and the impact of foreign currency translation. As a result, in the non-GAAP reconciliation below for fiscal 2018, 2017 and 2016, ROIC for each period has been adjusted to reflect these adjustments. The resulting adjusted ROIC was used in the measurement of the results of the CPU Program.

(in thousands)		52-Week Period Ended Jun. 30, 2018
Net Earnings (GAAP)	$	1,430,766
Impact of Certain Items and tax reform on net earnings		95,234
Adjusted net earnings (Non-GAAP)	$	1,526,000
Invested Capital (GAAP)	$	11,042,773
Adjustments to invested capital		216,417[1]
Adjusted invested capital (Non-GAAP)	$	11,259,190
Return on invested capital (GAAP)		13.0%
Return on invested capital (Non-GAAP)		13.6%

[1] Shareholder's equity adjustments include the impact of Certain Items from earnings, removal of tax rate benefits due to tax reform and removal of foreign currency translation adjustments that arose in the fiscal year.

(in thousands)		52-Week Period Ended Jul. 1, 2017
Net Earnings (GAAP)	$	1,142,502
Impact of Certain Items on net earnings		163,670
Adjusted net earnings (Non-GAAP)	$	1,306,172
Invested Capital (GAAP)	$	10,820,302
Adjustments to invested capital		(307,736)[1]
Adjusted invested capital (Non-GAAP)	$	10,512,566
Return on invested capital (GAAP)		10.6%
Return on invested capital (Non-GAAP)		12.4%

[1] Shareholder's equity adjustments include the impact of Certain Items from earnings and removal of foreign currency translation adjustments that arose in the fiscal year.

(in thousands)		52-Week Period Ended Jul. 2, 2016
Net Earnings (GAAP)	$	949,622
Impact of Certain Items on net earnings		238,396
Adjusted net earnings (Non-GAAP)	$	1,188,018
Invested Capital (GAAP)	$	9,693,589
Adjustments to invested capital		(1,267,922)[1]
Adjusted invested capital (Non-GAAP)	$	8,425,667
Return on invested capital (GAAP)		9.8%
Return on invested capital (Non-GAAP)		14.1%

[1] Shareholder's equity adjustments include the impact of Certain Items from earnings and removal of foreign currency translation adjustments that arose in the fiscal year. Adjustments to invested capital includes the removal of debt incurred for the Brakes Acquisition that would not have been borrowed absent this acquisition. Shareholder's equity adjustments include the impact of Certain Items from earnings and removal of foreign currency translation adjustments that arose in the fiscal year.

ANNEX II – SYSCO CORPORATION 2018 OMNIBUS INCENTIVE PLAN

Section 1   General

1.1   **Purpose.** Effective as of the Effective Date (defined below), the Sysco Corporation 2018 Omnibus Incentive Plan (the "2018 Plan") is hereby established by Sysco Corporation (the "Company") as a successor to the Sysco Corporation 2013 Long-Term Incentive Plan (the "2013 Plan"). No additional awards shall be made after the Effective Date under the 2013 Plan. Shares of Stock (as defined below) authorized under the 2013 Plan but not subject to awards under the 2013 Plan as of the Effective Date shall not be available for issuance or transfer under this Plan. Outstanding awards under the 2013 Plan shall continue in effect according to their terms as in effect before the Effective Date (subject to such amendments as the Committee (as defined below) determines, consistent with the 2013 Plan, as applicable).

The purpose of the Plan is to promote the interests of the Company and the stockholders of the Company by providing (i) executive officers and other employees of the Company and its Subsidiaries (as defined below), (ii) certain advisors who perform services for the Company and its Subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the "Board") with appropriate incentives and rewards to encourage them to enter into and continue in the employ and service of the Company and to acquire a proprietary interest in the long-term success of the Company, as well as to reward the performance of these individuals in fulfilling their personal responsibilities for long-range and annual achievements. The Plan provides for the grant, in the sole discretion of the Committee, of options (including "incentive stock options" and "nonqualified stock options"), stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and cash-based awards.

1.2   **Definitions.** Capitalized terms in the Plan shall be defined as set forth below. In addition to the other definitions contained herein, the following definitions shall apply:

(a)   **Affiliated Company**. The term "Affiliated Company" means any company, partnership, association, organization or other entity controlled by, controlling or under common control with the Company.

(b)   **Award**. The term "Award" means any award or benefit granted under the Plan, including, without limitation, Options, SARs, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards and Cash-Based Awards.

(c)   **Award Agreement**. The term "Award Agreement" means a written Award grant agreement under the Plan.

(d)   **Cash-Based Award**. The term "Cash-Based Award" means a right or other interest granted to an Eligible Grantee under Section 4.2(f) of the Plan that may be denominated or payable in cash, other than an Award pursuant to which the amount of cash is determined by reference to the value of a specific number of shares of Stock. For the avoidance of doubt, dividend equivalents constitute Cash-Based Awards.

(e)   **Cause**. The term "Cause" means, unless otherwise provided by the Committee, (1) "Cause" as defined in any Award Agreement to which the Grantee is a party, or (2) if there is no such Award Agreement or if it does not define Cause: (A) conviction of, or plea of *nolo contendere* by, the Grantee of a felony under federal law or the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling the Grantee's employment or service duties, (C) willful and deliberate failure on the part of the Grantee to perform the Grantee's employment or service duties in any material respect or (D) Grantee's violation of any non-competition, non-solicitation, confidentiality or other restrictive covenants agreement or code of conduct applicable to Grantee. The Committee shall have the sole discretion to determine whether "Cause" exists, and its determination shall be final.

(f)   **Change in Control**. The term "Change in Control" shall mean:

(i)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however,* that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (4) any acquisition by any corporation; pursuant to a transaction that complies with subparagraphs (iii)(A), (iii)(B) and (iii)(C) below;

(ii)   The occurrence of the following: Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if an Award constitutes deferred compensation subject to Section 409A of the Code and the Award provides for payment upon a Change in Control, then, for purposes of such payment provisions, no Change in Control shall be deemed to have occurred upon an event described in items (i) – (iv) above unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Section 409A of the Code.

(g) **Code**. The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(h) **Committee**. The term "Committee" means the committee of the Board described in Section 2 hereof and any sub-committee established by such Committee pursuant to Section 2.3.

(i) **Disability**. The term "Disability" means "Disability" as defined in any Award Agreement to which the Grantee is a party.

(j) **Effective Date.** The term "Effective Date" means November 16, 2018, provided that the Plan is approved by the Company's stockholders on such date.

(k) **Eligible Grantee**. The term "Eligible Grantee" shall mean any Employee, Non-Employee Director or Key Advisor, as determined by the Committee in its sole discretion.

(l) **Employee**. The term "Employee" means an active employee of the Company or a Subsidiary, but excluding any person who is classified by the Company or a Subsidiary as a "contractor" or "consultant," no matter how characterized by the Internal Revenue Service, other governmental agency or a court, or any employee who is not actively employed, as determined by the

Committee. Any change of characterization of an individual by the Internal Revenue Service or any court or government agency shall have no effect upon the classification of an individual as an Employee for purposes of this Plan, unless the Committee determines otherwise.

(m) **Fair Market Value**. For purposes of determining the "Fair Market Value" of a share of Stock as of any date, the "Fair Market Value" as of that date shall be the closing sale price during regular trading hours of the Stock on the immediately preceding date on the principal securities market in which shares of Stock is then traded; or, if there were no trades on that date, the closing sale price during regular trading hours of the Stock on the first trading day prior to that date. If the Stock is not publicly traded at the time a determination of Fair Market Value is required to be made hereunder, the determination of such amount shall be made by the Committee in such manner as it deems appropriate.

(n) **Good Reason**. The term "Good Reason" means, unless otherwise provided by the Committee, the occurrence of one or more of the following, without Grantee's consent: (i) a material diminution of the Grantee's authority, duties or responsibilities; (ii) a material change in the geographic location at which Grantee must perform services for the Company or its Subsidiaries; (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the Grantee is required to report; or (iv) a material diminution in the Grantee's base compensation. The Grantee must provide written notice of termination for Good Reason to the Company or the Subsidiary that employs the Grantee within 30 days after the event constituting Good Reason. The Company or the applicable Subsidiary shall have a period of 30 days in which it may correct the act or failure to act that constitutes the grounds for Good Reason as set forth in the Grantee's notice of termination. If the Company or applicable Subsidiary does not correct the act or failure to act, the Grantee must terminate his or her employment for Good Reason within 30 days after the end of the cure period, in order for the termination to be considered a Good Reason termination.

(o) **Grantee**. The term "Grantee" means an Employee, Non-Employee Director or Key Advisor of the Company or a Subsidiary who has been granted an Award under the Plan.

(p) **ISO**. The term "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(q) **Key Advisor**. The term "Key Advisor" means a consultant or other key advisor who performs services for the Company or a Subsidiary.

(r) **Non-Employee Director**. The term "Non-Employee Director" means a member of the Board who is not an Employee.

(s) **NQSO**. The term "NQSO" means any Option that is not designated as an ISO, or which is designated by the Committee as an ISO but which subsequently fails or ceases to qualify as an ISO.

(t) **Option**. The term "Option" means a right, granted to an Eligible Grantee under Section 4.2(a), to purchase shares of Stock. An Option may be either an ISO or an NQSO.

(u) **Other Stock-Based Award**. The term "Other Stock-Based Award" means a right or other interest granted to an Eligible Grantee under Section 4.2(e) of the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, including but not limited to (i) unrestricted Stock awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan, and (ii) a right granted to an Eligible Grantee to acquire Stock from the Company containing terms and conditions prescribed by the Committee.

(v) **Performance Goals**. The term "Performance Goals" means performance goals based on the attainment by the Company or any Subsidiary of the Company or any Affiliated Company (or any division or business unit of any such entity), or any two or more of the foregoing, of performance goals pre-established by the Committee in its sole discretion, which may be based on one or more of the following criteria or such other criteria as determined by the Committee (if applicable, such criteria shall be determined in accordance with generally accepted accounting principles ("GAAP") or based upon the Company's GAAP financial statements): (1) return on total stockholder equity; (2) earnings per share of Stock; (3) earnings before any or all of interest, taxes, minority interest, depreciation and amortization; (4) economic profit; (5) sales or revenues; (6) return on assets, capital or investment; (7) market share or other volume based metrics, such as case growth; (8) control of operating or non-operating expenses; (9) reductions in certain costs (including reductions in inventories or accounts receivable or reductions in operating expenses); (10) operating income; (11) implementation or completion of critical projects or processes; (12) operating cash flow, (13) free cash flow, (14) return on capital or increase in pretax earnings; (15) net earnings; (16) margins; (17) market price of the Company's securities; (18) pre-tax earnings or variations of income criteria in varying time periods; (19) economic value added; (20) expense targets; (21) increase in net after-tax earnings per share; (22) working capital targets; (23) enterprise value; (24) safety record; (25) closing of acquisitions or dispositions or other business expansion or contraction; (26) operating income or improvements in operating income; (27) improvements in certain asset or financial measures (including working capital and the ratio of sales to net working capital); (28) any combination of, or a specified increase in, any of the foregoing; and (29) general comparisons with other peer companies or industry groups or classifications with regard to one or more of the foregoing criteria. The Committee in its sole discretion may designate additional business criteria on which the Performance Goals may be based or adjust, or modify or amend the aforementioned business criteria. The relative weights of the criteria that comprise the Performance Goals shall be determined by the Committee in its sole discretion. In establishing the Performance Goals for a performance period, the Committee may establish different Performance Goals for individual Grantees or groups of Grantees. The Committee in its sole discretion shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary of the Company or any Affiliated Company or the financial statements of the Company or any Subsidiary of the Company or any Affiliated Company, in response to changes in applicable laws or regulations, including changes in GAAP or practices, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business, as applicable. Performance Goals may include a threshold level of performance below which no Award will be earned, a level of performance at which the target amount of an Award will be earned and a level of performance at which the maximum amount of the Award will be earned.

(w) **Restricted Stock**. The term "Restricted Stock" means an Award of shares of Stock to an Eligible Grantee under Section 4.2(c) that may be subject to certain restrictions and to a risk of forfeiture. Stock issued upon the exercise of Options or SARs is not "Restricted Stock" for purposes of the Plan, even if subject to post-issuance transfer restrictions or forfeiture conditions. When Restricted Stock vests, it ceases to be "Restricted Stock" for purposes of the Plan.

(x) **Restricted Stock Unit**. The term "Restricted Stock Unit" means a right granted to an Eligible Grantee under Section 4.2(d) to receive Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria.

(y) **Retirement**. The term "Retirement" means any termination of employment or service as an Employee, Non-Employee Director or Key Advisor as a result of retirement in good standing under the rules of the Company or a Subsidiary, as applicable, then in effect.

(z) **Rule 16b-3**. The term "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, including any successor to such Rule.

(aa) **Stock**. The term "Stock" means shares of the common stock, par value $1 per share, of the Company.

(bb) **Stock Appreciation Right or SAR**. The term "Stock Appreciation Right" or "SAR" means the right, granted to an Eligible Grantee under Section 4.2(b), to be paid an amount measured by the appreciation in the Fair Market Value of Stock from the date of grant to the date of exercise of the right.

(cc) **Subsidiary**. The term "Subsidiary" means any present or future subsidiary corporation of the Company within the meaning of Section 424(f) of the Code, and any present or future business venture designated by the Committee in which the Company has a significant interest, including, without limitation, any subsidiary corporation in which the Company has at least a 20% ownership interest, as determined in the discretion of the Committee.

Section 2   Administration

2.1 **Committee**. The authority to manage the operation of and administer the Plan shall be vested in a committee (the "Committee") in accordance with this Section 2. The Committee shall be selected by the Board, and shall consist solely of two or more members of the Board who are non-employee directors within the meaning of Rule 16b-3. Unless otherwise determined by the Board, the Compensation Committee of the Board shall be designated as the "Committee" hereunder.

2.2 **Powers of Committee**. The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Grantees those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, and to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards.

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(d) In managing the operation of and administering the Plan, the Committee shall take action in a manner that conforms to the Certificate of Incorporation and Bylaws of the Company, and applicable state corporate law.

(e) Subject to Section 3.2 hereof, neither the Board, the Committee nor their respective delegates shall have the authority to (i) reprice (or cancel and regrant) any Option, SAR or, if applicable, other Award at a lower exercise, base or purchase price without first obtaining the approval of the Company's stockholders, (ii) take any other action (whether in the form of an amendment, cancellation or replacement grant, or a cash-out of underwater options) that has the effect of repricing an Option, SAR or other Award, or (iii) grant any Option, SAR or other Award that contains a so-called "reload" feature under which additional Options, SARs or other Awards are granted automatically to the Grantee upon exercise of the original Option, SAR or Award.

(f) Anything in the Plan to the contrary notwithstanding, the Committee's authority to modify outstanding Awards shall be limited to the extent necessary so that the existence of such authority does not (i) cause an Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code or (ii) cause an Award that is otherwise deferred compensation subject to Section 409A of the Code to fail to meet the requirements prescribed by Section 409A of the Code.

2.3 **Delegation by Committee**. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or, with respect to Awards made to Employees other than executive officers, the Chief Executive Officer of the Company, including without limitation, the power to designate Grantees hereunder and determine the amount, timing and terms of Awards hereunder. Any such allocation or delegation may be revoked by the Committee at any time.

2.4 **Information to be Furnished to Committee**. The Company and its Subsidiaries and Affiliated Companies shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and its Subsidiaries and Affiliated Companies as to an Eligible Grantee's or Grantee's employment or service, termination of employment or service, leave of absence, reemployment or reengagement and compensation shall be conclusive unless the Committee determines such records to be incorrect. Grantees and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

2.5 **Indemnification**. Each person who is or shall have been a member of the Committee or the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken in good faith or failure to act in good faith under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall be in addition to any other rights of indemnification or elimination of liability to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 3   Stock Subject to Plan

3.1 **Shares Available for Awards; Individual Limitations**. Subject to the adjustments described in this Section 3.1 and Section 3.2 below, the maximum number of shares of Stock reserved for the grant of Awards under the Plan shall be 51,500,000 shares, of which up to 17,500,000 shares of Stock may be awarded under the Plan in the aggregate in respect of Awards other than Options and SARs. Subject to the adjustments described in this Section 3.1 and Section 3.2 below, the maximum number of shares of Stock that may be covered by all ISOs awarded under the Plan is 37,500,000. Subject to the adjustments described in this Section 3.1 and 3.2 below, the maximum number of shares of Stock that may be covered by all Options and/or SARs granted to any individual during any fiscal year under the Plan is 2,000,000. The maximum number of shares of Stock that may be covered by all Award other than Options or SARs granted to any individual during any fiscal year under the Plan is 500,000. Subject to adjustments described in this Section 3.1 and Section 3.2 below, the maximum grant date value of shares subject to Awards granted to any individual Non-Employee Director during any fiscal year, taken together with any cash fees payable to such Non-Employee Director for services rendered during such fiscal year, shall not exceed $1,500,000 in total value. For purposes of this limit, the value of such Awards shall be calculate based on the grant date fair value of such Awards for financial reporting purposes. Shares of Stock issuable hereunder may, in whole or in part, be authorized but unissued shares or shares of Stock that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares of Stock subject to an Award under this Plan are forfeited or cancelled, or if an Award under this Plan terminates or expires without a distribution of shares to the Grantee, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture or cancellation, again be available for Awards under the Plan. Notwithstanding the foregoing, with respect to Options and SARs that are settled in Stock, the aggregate number of shares of Stock subject to the Option or SAR grant shall be counted against the shares available for issuance under the Plan as one share for every share subject thereto, regardless of the number of shares used to settle the Option or SAR upon exercise. Shares of Stock shall not again be available if such shares are surrendered or withheld as payment of either the exercise price of an Award and/or withholding taxes in respect of an Award. Awards that are settled solely in cash shall not reduce the number of shares of Stock available for Awards. Upon the exercise of any Award granted in tandem with any Award pursuant to Section 4.2(b)(i), such related Awards shall be cancelled to the extent of the number of shares of Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan. For the avoidance of doubt, if shares of Stock are repurchased on the open market with proceeds of the exercise price of Options, such shares may not again be made available for Awards under the Plan.

3.2 **Adjustments for Changes in Capitalization**. If the outstanding shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any (i) stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, subdivision or similar transaction, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value, or (iv) other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution to its stockholders (each, a "Corporate Transaction") then, subject to any required action by the stockholders of the Company, the number and kind of shares of Stock available under the Plan or subject to any limit or maximum hereunder shall automatically be proportionately adjusted, with no action required on the part of the Committee or otherwise. Subject to any required action by the stockholders, the number and kind of shares covered by each outstanding Award, and the price per share or the applicable market value in each such Award, to the extent applicable, shall be automatically proportionately adjusted for any increase or decrease in the number of issued shares of the Company resulting from a Corporate Transaction to the extent necessary to prevent dilution or enlargement of the rights of Grantees under the Plan. In the event of a Corporate Transaction, subject to any required action by the stockholders, the Performance Goals in each such Award, to the extent applicable, shall be adjusted in a manner the Committee deems equitable or appropriate. Any adjustments to outstanding Awards shall be consistent with Section 409A or 424 of the Code, to the extent applicable. Any adjustments pursuant to this Section 3.2 made by the Committee shall be made by the Committee in its sole discretion, and its determination in that respect shall be final, binding and conclusive.

3.3 **Consequences of a Change in Control**.

(a) <u>**Assumption of Outstanding Awards.**</u> Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), all outstanding Awards that are not exercised or paid at the time of the Change in Control shall be assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation) and shall vest in accordance with Section 4.2(h)(ii). In the event that the surviving corporation (or a parent or subsidiary of the surviving corporation) does not assume or replace Awards with grants that have comparable terms, outstanding Options and SARs shall automatically accelerate and become fully exercisable and the restrictions on other outstanding Awards shall immediately lapse and have no further effect, provided that if the vesting of any such Awards is based, in whole or in part, on attainment of Performance Goals, such Awards shall vest assuming that the Performance Goals were attained at the target level of performance for the applicable performance period.

(b) <u>**Other Alternatives.**</u> In the event of a Change in Control, if any outstanding Awards are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a

parent or subsidiary of the surviving corporation), the Committee may take any of the following actions with respect to any or all outstanding Awards, without the consent of any Grantee: (i) the Committee may determine that Grantees shall receive a payment in settlement of outstanding Stock Units or Other Stock-Based Awards, in such amount and form as may be determined by the Committee; (ii) the Committee may require that Grantees surrender their outstanding Options and SARs in exchange for a payment, in cash or Stock as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the shares of Stock subject to the Grantee's unexercised Options and SARs exceeds the Option exercise price or SAR grant price, as applicable, and (iii) after giving Grantees an opportunity to exercise all of their outstanding Options and SARs, the Committee may terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the Change in Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of the Stock does not exceed the per share Option exercise price or SAR grant price, as applicable, the Company shall not be required to make any payment to the Grantee upon surrender of the Option or SAR.

(c) Subject to the following sentence in this Section 3.3(c), any assumption or replacement of outstanding Awards under this Section 3.3 shall be consistent with Section 409A or Section 424 of the Code, to the extent applicable. Any assumption or replacement pursuant to this Section 3.3 shall be made by the Committee in its sole discretion, and its determination in that respect shall be final, binding and conclusive, regardless of whether or not any such adjustment shall have the result of causing an ISO to cease to qualify as an ISO.

3.4 **Limitation on Grantees' Rights**. Except as hereinbefore expressly provided in this Section 3, a Grantee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation, and any issue by the Company of shares of stock of any class shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Stock subject to an Award, unless the Committee shall otherwise determine.

3.5 **Company Right and Power**. The grant of any Award pursuant to the Plan shall not affect in any way the right or power of the Company (A) to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, (B) to merge or consolidate, (C) to dissolve, liquidate, sell, or transfer all or any part of its business or assets or (D) to issue any bonds, debentures, or preferred or other preference stock ahead of or affecting the Stock.

3.6 **Fractional Shares**. Notwithstanding anything contained in this Section 3, if any action described in this Section 3 results in a fractional share for any Grantee under any Award hereunder, such fraction shall be completely disregarded and the Grantee shall only be entitled to the whole number of shares resulting from such adjustment. All adjustments made by the Committee to effect the terms of this Section 3 shall be final, conclusive and binding upon the holders of Options, SARS and other Awards.

Section 4   Awards

4.1   **General**. The term of each Award shall be for such period as may be determined by the Committee, subject to the limitations set forth below. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any Subsidiary upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Stock, or other property. In addition to the foregoing, the Committee may impose on any Award or the exercise thereof, at the date of grant, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine; provided, however, that any such terms and conditions shall not be inconsistent with Section 409A of the Code.

4.2   **Types of Awards**. The Committee is authorized to grant the Awards described in this Section 4.2, under such terms and conditions as deemed by the Committee to be consistent with the purposes of the Plan. Such Awards may be granted with value and payment contingent upon Performance Goals. Each Award shall be evidenced by an Award Agreement containing such terms and conditions applicable to such Award as the Committee shall determine.

(a)   **Options**. The Committee is authorized to grant Options to Grantees on the following terms and conditions:

(i)   **Type of Award**. The Award Agreement evidencing an Option shall designate the Option as either an ISO or an NQSO, as determined in the discretion of the Committee.

(ii)   **Exercise Price**. The exercise price of each Option granted under this Section 4.2 shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted; provided, however, that the exercise price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant of the Award. No dividends or dividend equivalents will be paid on shares of Stock subject to an Option.

(iii)   **Exercise**.

(A)   Subject to the provisions of the Plan, Options shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee; provided, however, that no Option may be exercised more than ten years after its grant date.

(B)   Except as set forth in Section 5.11, no Option granted hereunder may be exercised after the earlier of (I) the expiration of the Option or (II) unless otherwise provided by the Committee in an Award Agreement, ninety days after the severance of an Option holder's employment or service with the Company or any Subsidiary. At the time of the grant of Options, the Committee may place restrictions on the exercisability or vesting of Options that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year.

(C)   Unless otherwise specified by the Committee in the applicable Award Agreement and to the extent consistent with Section 409A of the Code, if applicable, an authorized leave of absence, or an absence for military service, lasting less than one year shall not be considered a termination of employment or service for purposes of an Award under the Plan.

(iv)   **Payment of Option Exercise Price**. The payment of the exercise price of an Option granted under this Section 4 shall be subject to the following:

(A)   Subject to the following provisions of this Section 4.2(a)(iv), the full exercise price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in paragraph 4.2(a)(iv)(C) payment may be made as soon as practicable after the exercise).

(B)   The exercise price shall be payable in cash or by tendering (either by actual delivery of shares or by attestation) shares of Stock that are acceptable to the Committee and were valued at Fair Market Value as of the day the shares are tendered, or in any combination of cash, shares, or attested shares, as determined by the Committee.

(C)   To the extent permitted by applicable law and the policies adopted from time to time by the Committee, a Grantee may elect to pay the exercise price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. Such election must occur prior to the expiration date of the Option and, in any event, no later than the last trading day prior to the tenth anniversary of the grant date.

(D)   To the extent permitted by the policies adopted from time to time by the Committee, by the withholding of shares of Stock subject to the exercisable Option, which have a Fair Market Value on the date of exercise equal to the exercise price.

(b)   **SARs**. The Committee is authorized to grant SARs to Grantees on the following terms and conditions:

(i)   In General. SARs may be granted independently or in tandem with an Option at the time of grant of the related Option. An SAR granted in tandem with an Option shall be exercisable only to the extent the underlying Option is exercisable. Payment of an SAR may be made in cash, Stock, property, or a combination of the foregoing, as specified in the Award Agreement or determined in the sole discretion of the Committee. At the time of the grant of SARs, the Committee may place restrictions on the exercisability or vesting of SARs that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year.

(ii)   Term and Exercisability of SARs. SARs shall be exercisable over the exercise period at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided, however, that no SAR may be exercised more than ten years after its grant date. Except as set forth in Section 5.11, no SAR granted hereunder may be exercised after the earlier of (A) the expiration of the SAR or (B) unless otherwise provided by the Committee in an Award Agreement, ninety days after the severance of an SAR holder's employment or service with the Company or any Subsidiary.

(iii) <u>Payment.</u> An SAR shall confer on the Grantee a right to receive an amount with respect to each share of Stock subject thereto, upon exercise thereof, equal to the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR (which in the case of an SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other SAR shall be such price as the Committee may determine but in no event shall be less than the Fair Market Value of a share of Stock on the date of grant of such SAR). An SAR may be exercised by giving written notice of such exercise to the Committee or its designated agent. No dividends or dividend equivalents will be paid on shares of Stock subject to an SAR.

(c) **Restricted Stock**. The Committee is authorized to grant Restricted Stock to Grantees on the following terms and conditions:

(i) <u>Issuance and Restrictions.</u> Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. The Committee may place restrictions on Restricted Stock that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, and subject to Section 4.2(c)(iii) below, a Grantee granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

(ii) <u>Certificates for Stock.</u> Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Grantee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may retain physical possession of the certificate.

(iii) <u>Dividends.</u> Cash dividends payable on Restricted Stock shall accrue during the applicable vesting period be subject to forfeiture risks and vesting conditions to the same extent as the Restricted Stock with respect to which such cash dividends have been declared. Stock distributed in connection with a stock split or stock dividend shall be subject to the transfer restrictions, forfeiture risks and vesting conditions to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed. Dividends may accrue on unearned Restricted Stock subject to Performance Goals, but shall not be payable unless and until the applicable Performance Goals are met and certified.

(d) **Restricted Stock Units**. The Committee is authorized to grant Restricted Stock Units to Grantees, subject to the following terms and conditions:

(i) <u>Conditions to Vesting.</u> At the time of the grant of Restricted Stock Units, the Committee may place restrictions on Restricted Stock Units that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year.

(ii) <u>Benefit Upon Vesting.</u> Unless otherwise provided in an Award Agreement, upon the vesting of a Restricted Stock Unit, there shall be delivered to the Grantee, within 30 days of the date on which such Award (or any portion thereof) vests, the number of shares of Stock equal to the number of Restricted Stock Units becoming so vested.

(iii) <u>Dividend Equivalents.</u> To the extent provided in an Award Agreement, subject to the requirements of Section 409A of the Code, an Award of Restricted Stock Units may provide the Grantee with the right to receive dividend equivalent payments with respect to Stock subject to the Award, which payments shall accrue and be credited to an account for the Grantee, and may be settled in cash or Stock, as determined by the Committee. Any such settlements and any such crediting of dividend equivalents shall be made subject to the transfer restrictions, forfeiture risks, vesting and conditions of the Restricted Stock Units and subject to such other conditions, restrictions and contingencies as the Committee shall establish at the time of grant of the Restricted Stock Unit, including the reinvestment of such credited amounts in Stock equivalents, provided that all such conditions, restrictions and contingencies shall comply with the requirements of Section 409A of the Code. Notwithstanding the foregoing in this Section 4.2(d)(iii), dividend equivalents may accrue on unearned Restricted Stock Units subject to Performance Goals but shall not be payable unless and until the applicable Performance Goals are met and certified.

(e) **Other Stock-Based Awards**. The Committee is authorized to grant Awards to Grantees in the form of Other Stock-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan. At the time of the grant of Other Stock-Based Awards, the Committee may place restrictions on the payout or vesting of Other Stock-Based Awards that shall lapse, in whole or in part, only upon the attainment of Performance Goals; provided that such Performance Goals shall relate to periods of performance of at least one fiscal year. The Committee shall determine the terms and conditions of such Awards at the date of grant. Other Stock-Based Awards may not be granted with the right to receive dividend equivalent payments.

(f) **Cash-Based Awards**. The Committee is authorized to grant Awards to Grantees in the form of Cash-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan. At the time of the grant of Cash-Based Awards, the Committee may place restrictions on the payout or vesting of Cash-Based Awards that shall lapse, in whole or in part, only upon the attainment of Performance Goals. The Committee shall determine the terms and conditions of such Awards at the date of grant.

(g) **Settlement of Options and SARs**. Shares of Stock delivered pursuant to the exercise of an Option or SAR shall be subject to such conditions, restrictions and contingencies as the Committee may establish in the applicable Award Agreement. Settlement of SARs may be made in shares of Stock (valued at their Fair Market Value at the time of exercise), in cash, or in a combination thereof, as determined in the discretion of the Committee. The Committee, in its discretion, may impose such conditions, restrictions and contingencies with respect to shares of Stock acquired pursuant to the exercise of an Option or an SAR as the Committee determines to be desirable.

(h) **Vesting; Additional Terms**.

(i) Awards granted under the Plan shall include vesting schedules that provide that no portion of an Award will vest earlier than one year from the date of grant. However, subject to adjustments made in accordance with Section 3.2, up to five percent (5%) of the shares of Stock subject to the share reserve set forth in Section 3.1 as of the Effective Date may be granted without regard to the foregoing minimum vesting requirement. Unless the Committee determines otherwise, the date on which the Committee adopts a resolution expressly granting an Award shall be considered the day on which such Award is granted. The term of any Award granted under the Plan will not exceed ten years from the date of grant. Notwithstanding the foregoing, unless otherwise provided by the Committee in an Award Agreement, if before the expiration of an Option or SAR, but after the first anniversary of the applicable grant date, the holder's employment or service relationship with the Company or a Subsidiary terminates as a result of Retirement or Disability, the Option or SAR will remain in effect, vest and be exercisable in accordance with its terms as if the holder remained an Employee, Non-Employee Director or Key Advisor. In the event of an Option or SAR holder's death during the term of his or her Option or SAR, unless otherwise provided by the Committee in an Award Agreement, all unvested Options and SARs will vest immediately and may be exercised by the holder's estate, or by the person to whom such right devolves from the holder by reason of his or her death, at any time within three years after the date of the holder's death but in no event later than the original termination date of the Option or SAR. In no event may an Option or SAR be exercised after three years following the holder's death. With respect to all other Awards, any unvested Awards shall immediately vest, and all restrictions pertaining to such other Awards shall lapse and have no further effect, upon the holder's death or Retirement or Disability under the established rules of the Company then in effect, except as otherwise provided by the Committee at grant of the Award.

(ii) Unless otherwise set forth in an Award Agreement, with respect to Stock-Based Awards, including, Options, SARs, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, if (A) a Change in Control occurs and (B) during the period commencing on the date that is 12 months prior to the occurrence of the Change in Control and ending on the date that is 24 months following the Change in Control, the Grantee's employment or service with the Company or a Subsidiary is terminated (I) by the Company or a Subsidiary without Cause, (II) by the Grantee for Good Reason, (III) by the Company or a Subsidiary on account of the Grantee's Disability or (IV) on account of the Grantee's death, then all outstanding Options and SARs shall vest and become exercisable and all other outstanding Awards shall vest and all restrictions pertaining to such other Awards shall lapse and have no further effect. For purposes of this paragraph, any Award that vests based on the attainment of Performance Goals shall vest assuming that the Performance Goals were attained at the target level of performance for the applicable performance period. To the extent the termination of employment or service for one of the above-specified reasons occurs prior to the occurrence of the Change in Control, the unvested portion of the applicable Award will be suspended and no vesting shall occur unless and until a Change in Control occurs during the 12-month period following the termination of employment or service. If a Change in Control does not occur during the 12-month period following the termination of employment or service, the unvested portion of the applicable Award will be forfeited automatically on the date that is 12 months following the termination of employment or service.

Section 5   Operation

5.1 **Duration**. Grants may be made under the Plan through November 15, 2028. In the event of Plan termination while Awards remain outstanding, the Plan shall remain in effect as long as any Awards under it are outstanding, although no further grants may be made following Plan termination.

5.2 **Uncertificated Stock**. Nothing contained in the Plan shall prohibit the issuance of Stock on an uncertificated basis, to the extent allowed by the Company's Certificate of Incorporation and Bylaws, by applicable law and by the applicable rules of any stock exchange.

5.3 **Tax Withholding**. All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Grantee, through the surrender of shares of Stock which the Grantee already owns, through withholding from other compensation payable to the Grantee or through the surrender of unrestricted shares of Stock to which the Grantee is otherwise entitled under the Plan, but only to the extent of the maximum individual tax rate permitted to be withheld in the applicable tax jurisdiction.

5.4 **Use of Shares**. Subject to the limitations on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

5.5 **Transferability**. Except as otherwise provided by the Committee, Options, SARs and any other unvested Awards or Awards subject to any restrictions hereunder are not transferable except as designated by the Grantee by will or by the laws of descent and distribution. Notwithstanding the foregoing, in no event may any such Award be transferred to a third party for consideration at any time.

5.6 **Form and Time of Elections**. Unless otherwise specified herein, each election required or permitted to be made by any Grantee or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.7 **Agreement with Company**. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Grantee shall be reflected in such form of written document as is determined by the Committee. A copy of such document shall be provided to the Grantee, and the Committee may, but need not, require that the Grantee shall sign a copy of such document. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Grantee signature is required.

5.8 **Gender and Number**. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.9 **Limitation of Implied Rights**.

(a) The Plan shall at all times be unfunded and neither a Grantee nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. Nothing contained in the Plan and no action taken pursuant hereto shall create or be construed to create a fiduciary relationship between the Company and any Grantee or any other person. A Grantee shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment or service, and selection as a Grantee will not give any participating Employee, Non-Employee Director or Key Advisor the right to be retained in the employ or service of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan or the Award Agreement, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

5.10 **Forfeiture; Non-Competition Agreements**. Notwithstanding any other provision of the Plan, except as provided in Section 5.11 below or as otherwise provided in an Award Agreement, if the Committee finds by a majority vote that: (i) the Grantee, before or after termination of his or her employment or service with the Company or a Subsidiary (as used in this Section 5.10, an "Employer") for any reason, (a) committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his or her employment or other engagement by Employer, and by such act damaged Employer, or (b) disclosed trade secrets of Employer; (ii) the Grantee, before or after termination of his or her employment or other engagement with Employer for any reason, participated, engaged or had a financial or other interest (whether as an employee, officer, director, consultant, contractor, stockholder, owner, or otherwise) in any commercial endeavor competitive with the business of Employer (a) in violation of the Sysco Corporation Code of Business Conduct, as in effect on the date of such participation or other engagement, or (b) in such a manner that would have violated the Code of Business Conduct had Grantee been employed by Employer at the time of the activity in question; or (iii) has violated the compensation, clawback and recoupment policies that may be applicable to the Grantee, then any outstanding Awards which, in the case of Options or SARs, have not been exercised and, in the case of Awards other than Options or SARs, have not vested, will be forfeited. The decision of the Committee as to the nature of a Grantee's conduct, the damage done to Employer and the extent of the Grantee's competitive activity will be final. No decision of the Committee, however, will affect the finality of the discharge of the Grantee by Employer in any manner. The Committee may, in its discretion, include a form of non-compete, non-solicitation and/or non-disparagement agreement in any Award Agreement, and such non-compete, non-solicitation or non-disparagement agreement may be personalized, in the Committee's discretion, to fit the circumstances of any specific Grantee.

5.11 **Termination of Employment or Service Following Change in Control**. In the event that the employment or service of a Grantee who is an Employee, Non-Employee Director or Key Advisor is terminated by the Company or a Subsidiary, as applicable, other than for Cause or by the Grantee without Good Reason, in each case, during the 12-month period before or the 24-month period following a Change in Control, all of such Grantee's outstanding Options and SARs may thereafter be exercised by the Grantee, to the extent that such Options and SARs were exercisable as of the date of such termination of employment or service (x) for a period following the date of termination as set forth in the Award Agreement or (y) until expiration of the stated term of such Option or SAR, whichever period is the shorter. The provisions of clause (ii) of Section 5.10 of the Plan shall not apply to any Grantee who incurs a termination of employment or service pursuant to this Section 5.11 with respect to activity after such termination of employment or service.

5.12 **Section 409A**. It is intended that all Options and SARs granted under the Plan shall be exempt from the provisions of Section 409A of the Code and that all other Awards under the Plan, to the extent that they constitute "non-qualified deferred compensation" within the meaning of Section 409A of the Code, will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder). The Plan and any Award Agreements issued hereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code. Notwithstanding anything in this Plan to the contrary, if required by Section 409A of the Code, if a Grantee is considered a "specified employee" for purposes of Section 409A of the Code and if payment of any Award under this Plan is required to be delayed for a period of six months after "separation from service" within the meaning of Section 409A of the Code, payment of such Award shall be delayed as required by Section 409A of the Code, and the accumulated amounts with respect to such Award shall be paid in a lump sum payment within ten days after the end of the six-month period. If the Grantee dies during the postponement period prior to the payment of benefits, the amounts withheld on account of Section 409A of the Code shall be paid to the Grantee's beneficiary within sixty (60) days after the date of the Grantee's death. For purposes of Section 409A of the Code, each payment under the Plan shall be treated as a separate payment. In no event shall a Grantee, directly or indirectly, designate the calendar year of payment. To the extent that any provision of the Plan would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of Section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law. Notwithstanding anything in the Plan or any Award Agreement to the contrary, each Grantee shall be solely responsible for the tax consequences of Awards under the Plan, and in no event shall the Company have any responsibility or liability if an Award does not meet any applicable requirements of Section 409A of the Code. Although the Company intends to administer the Plan to prevent taxation under Section 409A of the Code, the Company does not represent or warrant that the Plan or any Award complies with any provision of federal, state, local or other tax law.

5.13 **Regulations and Other Approvals**.

(a) The obligation of the Company to sell or deliver Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b) Each Award is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Stock, no such Award shall be granted or payment made or Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.

(c) In the event that the disposition of Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by the Securities Act of 1933, as amended, or regulations thereunder, and applicable state securities laws, and the Committee may require a Grantee receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to represent to the Company in writing that the Stock acquired by such Grantee is acquired for investment only and not with a view to distribution.

(d) With respect to persons subject to Section 16 of the Securities and Exchange Act of 1934, as amended, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3.

(e) All Awards under the Plan will be subject to any compensation, clawback and recoupment policies that may be applicable to the employees of the Company, as in effect from time to time and as approved by the Board or Committee, whether or not approved before or after the Effective Date. Subject to the requirements of applicable law, any such compensation, clawback and recoupment policies shall apply to Awards made after the effective date of the policy.

5.14 **Awards to Employees Subject to Taxation Outside of the United States**. The Plan includes special provisions, which are referred to as the French sub-plan, for awards granted to participants who are French resident taxpayers or otherwise subject to the French social security scheme. The purpose of the French sub-plan is to provide favorable income tax and social security tax treatment under French law. In the event of any conflicts between the French sub-plan and another provision of the Plan, the provisions of the French Sub-plan will control with respect to any awards subject to the French sub-plan. The French Sub-plan will become effective upon the approval of the Plan by our shareholders. In addition, without amending the Plan, Awards may be granted to Grantees who are foreign nationals or who are employed outside the United States or both, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purposes of the Plan. Such different terms and conditions may be reflected in Addenda to the Plan or in the applicable Award Agreement. However, no such different terms or conditions shall be employed if such terms or conditions constitute, or in effect result in, an increase in the aggregate number of shares which may be issued under the Plan or a change in the definition of Eligible Grantee.

5.15 **Non-Employee Director Award Deferrals**. The Committee may permit a Non-Employee Director to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Non-Employee Director in connection with any Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or Cash-Based Awards. If any such deferral election is permitted, the Committee shall establish rules and procedures for such deferrals and may provide for interest or other earnings to be paid on such deferrals, which rules and procedures shall be consistent with applicable requirements of Section 409A of the Code. Unless otherwise specified in a Non-Employee Director's valid election, any deferred amount will be deferred until the earliest to occur of the Non-Employee Director's death, separation from service, or Change of Control; provided that any such deferral election is made by the Non-Employee Director on or prior to December 31 of the calendar year preceding the calendar year in which any such amounts are earned, or, if such Non-Employee Director is newly eligible for purposes of Section 409A of the Code, then within 30 days following the date he or she is first eligible, and then only with respect to amounts earned after the date of the election.

Section 6   Amendment and Termination

(a) The Plan may be terminated or amended by the Board at any time, except that the following actions may not be taken without stockholder approval:

(i) any increase in the number of shares that may be issued under the Plan (except by certain adjustments provided for under the Plan);

(ii) any change in the class of persons eligible to receive ISOs under the Plan;

(iii) any change in the requirements of Sections 4.2(a)(ii) and 4.2(b)(iii) hereof regarding the exercise price of Options and the grant price of SARs;

(iv) any repricing or cancellation and regrant of any Option or, if applicable, other Award at a lower exercise, base or purchase price, whether in the form of an amendment, cancellation or replacement grant, or a cash-out of underwater options or any action that provides for Awards that contain a so-called "reload" feature under which additional Options or other Awards are granted automatically to the Grantee upon exercise of the original Option or Award; or

(v) any other amendment to the Plan that would require approval of the Company's stockholders under applicable law, regulation or rule or stock exchange listing requirement.

Notwithstanding any of the foregoing, adjustments pursuant to Section 3 shall not be subject to the foregoing limitations of this Section 6.

(b) Options may not be granted under the Plan after the date of termination of the Plan, but Options granted prior to that date shall continue to be exercisable according to their terms.

Section 7   Governing Law

The Plan shall be governed by, and construed in accordance with, the laws of the State of Texas, except to the extent that the General Corporation Law of the State of Delaware shall be specifically applicable.

APPENDIX I – FRENCH SUB-PLAN

1. <u>Introduction</u>. The Board of Directors (the "Board") of Sysco Corporation (the "Company") has established the Sysco Corporation 2018 Omnibus Incentive Plan, as may be amended from time to time (the "U.S. Plan"), for the benefit of certain eligible persons, including employees of the Company and its Subsidiaries, including its Subsidiaries in France (each, a "French Entity"), of which the Company holds directly or indirectly at least 10% of the share capital.

Sections 2.2 and 5.14 of the U.S. Plan authorize the Committee (as defined in the U.S. Plan) to establish, amend, and rescind any rules and regulations relating to the U.S. Plan and provide that awards may be granted to grantees who are foreign nationals or who are employed outside the United States or both, on such terms and conditions different from those specified in the U.S. Plan (which may be reflected in a sub-plan) as may, in the judgment of the Committee, be necessary or desirable to further the purposes of the U.S. Plan. The Committee has determined that it is necessary and desirable to establish a sub-plan for the purpose of permitting stock options ("Options") and restricted stock units ("RSUs") granted to employees of the French Entity to qualify for the special tax and social security treatment in France. The Committee, therefore, intends to establish a sub-plan to the U.S. Plan for the purpose of granting Options that qualify for the specific tax and social security treatment in France under Sections L. 225-177 to L. 225-186-1 of the French Commercial Code, as amended ("French-Qualified Options"), and RSUs that qualify for the specific tax and social security treatment in France applicable to shares granted for no consideration under Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended ("French-Qualified RSUs") to qualifying Employees (as defined in the U.S. Plan) who are resident in France for French tax purposes and/or subject to the French mandatory social security contributions regime ("French Grantees").

The terms of the U.S. Plan applicable to Options and RSUs will, subject to the modifications in the following terms and conditions, be incorporated to this document and constitute part of the French Sub-Plan. The Options and RSUs will be granted subject to shares of the Company's common stock ("Shares").

2. <u>Definitions</u>. Capitalized terms not defined herein will have the same meanings as set forth in the U.S. Plan.

   (a) The term "<u>Award</u>" means a French-Qualified Option or French-Qualified Restricted Stock Unit.

   (b) The term "<u>Closed Period</u>" means:

   (i) For French-Qualified Options, "<u>Closed Period</u>" means, as set forth in Section L. 225-177 of the French Commercial Code, as amended: (1) 10 quotation days preceding and following the disclosure to the public of the consolidated financial statements or the annual statements of the Company; or (2) any period during which the corporate management of the Company involved in the governance of the Company (such as the Board or the Committee) possesses confidential information which could, if disclosed to the public, significantly impact the trading price of the Shares, until 10 quotation days after the day such information is disclosed to the public, or (3) 20 quotation days following an ex-dividend date or a general right to subscribe to Shares (i.e., a rights offering). If the French Commercial Code is amended after adoption of this French Sub-Plan to modify the definition and/or the applicability of the Closed

Periods to French-Qualified Options, such amendments shall become applicable to any Options granted under this French Sub-Plan, to the extent required by French law.

   (ii) For French-Qualified RSUs, the term "<u>Closed Period</u>" means, as set forth in Section L. 225-197 of the French Commercial Code, as amended: (1) 10 quotation days preceding and three (3) quotation days following the disclosure to the public of the consolidated financial statements or the annual statements of the Company; or (2) any period during which the corporate management of the Company involved in the governance of the Company (such as the Board or the Committee) possesses confidential information which could, if disclosed to the public, significantly impact the trading price of the Shares, until 10 quotation days after the day such information is disclosed to the public. If the French Commercial Code is amended to modify the definition and/or applicability of the Closed Periods to French-Qualified RSUs, such amendments shall become applicable to any French-Qualified RSUs granted under this French Sub-Plan to the extent required under French law.

   (c) The term "<u>Disability</u>" means the total and permanent disability as defined by French law under categories 3 and 4 of Section L. 341-4 of the French Social Security Code, as amended.

   (d) The term "<u>Grant Date</u>" means the date on which the Committee both (i) designates the French Grantee, and (ii) specifies the material terms and conditions of the French-Qualified Options and/or French-Qualified RSUs, including the number of Shares subject to each Award, the method for determining the exercise price of the Award (if any), the conditions for the vesting of the French-Qualified Options or French-Qualified RSUs, the conditions for exercising the French-Qualified Options and any restrictions on the transfer or sale of the Shares subject to each Award.

   (e) The term "<u>Option</u>" means an Option (as defined in the U.S. Plan) that includes both:

   (i) purchase stock options that are rights to acquire Shares reacquired by the Company in the open market, in private transactions or otherwise ("Purchase Options"); or

   (ii) subscription stock options that are rights to subscribe for newly issued Shares ("Subscription Options").

   (f) The term "<u>RSU</u>" means a Restricted Stock Unit (as defined in the U.S. Plan). Restricted Stock Units granted under this French Sub-Plan shall be payable only in Shares. Upon settlement of French-Qualified RSUs, a French Grantee shall not be entitled to receive cash in lieu of Shares.

3. <u>Eligibility</u>.

   (a) Subject to Sections 3(b) and (c) below, the following persons shall be eligible to receive Awards, provided that he or she also satisfies the eligibility conditions of the U.S. Plan: any French Grantee who, on the Grant Date and to the extent required under French law, is (1) employed under the terms and conditions of an employment contract ("*contrat de travail*") with a French Entity or (2) while the Shares are traded on a regulated exchange market, a corporate officer having a management function in the French Entity, as specified under the French Commercial Code, as amended.

(b) Awards may not be granted to corporate officers (as specified under the French Commercial Code, as amended) of a French Entity, other than the managing corporate officers ("*mandataires sociaux*," i.e., *Président du Conseil d'Administration, Directeur Général, Directeur Général Délégué, Membre du Directoire, Gérant de Sociétés par actions*), unless the officer is employed under the terms and conditions of an employment contract ("*contrat de travail*") with a French Entity, as defined by French law. The Committee, in its discretion and in accordance with French law, may impose additional restrictions on the French-Qualified Options and French-Qualified RSUs and on the holding, transfer and sale of Shares issued or delivered pursuant to this French Sub-Plan granted to a French Grantee who qualifies as a managing corporate officer of the Company as defined under French law (i.e., "*mandataires sociaux*" as set forth above).

(c) Awards may not be granted to French Grantees who own more than 10% of the Company's share capital at the Grant Date. Grants of Awards under this French Sub-Plan may not result in any French Grantee's owing more than 10% of the Company's share capital.

(d) The aggregate number of Shares underlying the Awards will not exceed 10% of the Company's share capital.

4. Non-Transferability. Except in the case of death, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered to a party other than the French Grantee to whom the Award is granted. French-Qualified Options are exercisable only by the French Grantee during his or her lifetime, subject to Sections 8(c) and 8(d) below. The Shares underlying the French-Qualified RSUs shall be issued or delivered only to the French Grantee during his or her lifetime, subject to Sections 9(a), 9(b) and 9(c) below.

5. Disqualification. If, following the grant, changes are made to the terms and conditions of the Awards due to any applicable legal requirements or a decision of the Company's shareholders or the Board or Committee, then the Options and RSUs granted under this French Sub-Plan may no longer qualify as French-Qualified Options or French-Qualified RSUs. If the Options or RSUs no longer qualify as French-Qualified Options or French-Qualified RSUs, the Committee may determine, in its sole discretion, to lift, shorten or terminate certain restrictions applicable to the vesting or exercisability of the Options, the vesting of the RSUs or to the transfer or sale of the Shares underlying the Awards, which restrictions have been imposed under this French Sub-Plan or in the applicable agreement delivered to the French Grantee.

6. Employment Rights. The adoption of this French Sub-Plan (1) does not confer any employment rights upon the French Grantee or any employees or corporate officers of a French Entity, and (2) shall not be construed as a part of any employment contracts that a French Entity has with its employees. The Awards granted pursuant to this French Sub-Plan will not be considered part of the employee's salary, compensation and/or pay package.

7. Amendments. Subject to the terms of the U.S. Plan, the Committee reserves the right to amend or terminate this French Sub-Plan at any time, without any retroactive effect.

8. French-Qualified Options

(a) Closed Periods. French-Qualified Options may not be granted during a Closed Period as set forth by Section L. 225-177 of the French Commercial Code, as amended, to the extent such Closed Periods are applicable to French-Qualified Options granted by the Company. If the Grant Date were to occur during an applicable Closed Period, the Grant Date for French-Qualified Options shall be the first date following the expiration of the Closed Period which would not be a prohibited Grant Date or the next immediately succeeding trading day if such date is not a trading day.

(b) Conditions of French-Qualified Options.

(i) *Vesting and Exercisability.* The French-Qualified Options will vest and become exercisable pursuant to the terms and conditions set forth in the U.S. Plan, the French Sub-Plan and the applicable Award Agreement (delivered to each French Grantee).

(ii) *Exercise Price.* The exercise price per Share payable pursuant to French-Qualified Options granted under this French Sub-Plan shall be fixed by the Committee on the Grant Date. In no event shall the exercise price per Share be less than the greatest of the following:

a. with respect to Purchase Options, the higher of either 80% of the average trading price of the Shares during the 20 trading days immediately preceding the Grant Date or 80% of the average purchase price paid for such Shares by the Company;

b. with respect to Subscription Options, 80% of the average trading price of such Shares during the 20 trading days immediately preceding the Grant Date; and

c. the minimum exercise price permitted under the U.S. Plan (i.e., 100% of the Fair Market Value of the Shares on the Grant Date).

(c) Exercise of French-Qualified Options.

(i) *Exercisability.* When a French-Qualified Option is granted, the Committee shall fix the period within which the Option vests and may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised. Specifically, the Committee, to obtain the specific tax and social security treatment pursuant to the relevant section of the French Commercial Code, as amended, may provide for a holding period measured from the Grant Date for the vesting or exercise of a French-Qualified Option or for the sale of Shares acquired pursuant to such exercise. Such holding period for the vesting or exercise of a French-Qualified Option or the sale of Shares, if required, shall be set forth in the applicable Award Agreement.

(ii) *Payment of Exercise Price and Withholding.* Upon exercise of a French-Qualified Option, the full exercise price and any required withholding tax and/or social security contributions shall be paid by the French Grantee as set forth in the applicable Award Agreement. Under a cashless exercise method, the French Grantee may give irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the aggregate exercise price. The French Grantee may not tender other Shares already owned by the French Grantee to pay the exercise price.

(iii) *Account for Shares.* The Shares acquired upon exercise of a French-Qualified Option will be recorded in an account in the name of the French Grantee with the Company or a broker or in such manner as the Company otherwise may determine in order to ensure compliance with applicable laws, including any necessary holding periods.

(d) Death and Disability.

(i) *Death.* Upon the death of a French Grantee during active employment, all French-Qualified Options shall become immediately vested and exercisable and may be exercised in full by the French Grantee's heirs or the legal representative of his or her estate for the six (6) month period following the date of the French Grantee's death. Upon the death of a French Grantee after termination of active employment, the treatment of French-Qualified Options will be as set forth in the applicable Award Agreement and, to the extent vested at the time of the French Grantee's death, the French-Qualified Options may be exercised in full by the French Grantee's heirs or the legal representative of his or her estate for the six (6) month period following the date of the French Grantee's death. In any case, any French-Qualified Option that remains unexercised shall expire six (6) months after the French Grantee's date of death. The six (6) month exercise period shall apply without regard to the term of the French-Qualified Options as described in Section 8(f) of this French Sub-Plan.

(ii) *Disability*. In the event of the French Grantee's Disability, the terms of the applicable Award Agreement shall apply.

(e) Adjustment and Change in Control. In the event of capitalization adjustments, adjustments upon a Change in Control as set forth in Section 13 of the U.S. Plan or other adjustments, the Options may no longer qualify as French-Qualified Options unless the adjustments are recognized under applicable French legal and tax rules. The Committee, at its discretion, may make adjustments to the Options, notwithstanding that the adjustment is not recognized under French law; however, in such case, the Options may no longer qualify as French-Qualified Options. Finally, if the French-Qualified Options are assumed or substituted, vesting or exercisability is accelerated or a payment is made in settlement of outstanding Options due to a Change in Control, the Options may no longer be considered as French-Qualified Options.

(f) Term of French-Qualified Options. The term of the Option will be nine and one half (9 ½) years from the Grant Date. This term may be extended only in the event of the death of the French Grantee.

(g) Interpretation. The Options granted under this French Sub-Plan are intended to qualify for the specific tax and social security treatment applicable to stock options granted under Sections L. 225-177 to L. 225-186-1 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax law and the French tax administration, but the Company does not undertake to maintain this status. The terms of this French Sub-Plan shall be interpreted accordingly and in accordance with the relevant provisions set forth by French tax and social security laws and relevant guidelines published by French tax and social security administrations and subject to the fulfillment of legal, tax, and reporting obligations, to the extent applicable. In the event of any conflict between the provisions of this French Sub-Plan and the U.S. Plan, the provisions of this French Sub-Plan shall control for any grants of Options made hereunder to French Grantees.

9. French-Qualified Restricted Stock Units.

(a) Vesting/Issuance of Shares. Subject to Section 9(c) of this French Sub-Plan, Shares underlying the French-Qualified RSUs will not be delivered to the French Grantees after vesting of the French-Qualified RSUs prior to the expiration of the specific period calculated from the Grant Date as may be required to comply with the minimum mandatory vesting period applicable to French-Qualified RSUs under Section L. 225-197-1 of the French Commercial Code, as amended, or under the relevant sections of the French Tax Code or the French Social Security Code, as amended, to benefit from the special tax and social security treatment in France.

(b) Holding of Shares. Subject to Section 9(c) of this French Sub-Plan, the sale or transfer of Shares issued or delivered pursuant to the French-Qualified RSUs may not occur prior to the relevant anniversary of the Grant Date specified by the Committee as may be required to comply with the minimum mandatory holding period applicable to French-Qualified RSUs under Section L. 225-197-1 of the French Commercial Code, as amended, or the relevant sections of the French Tax Code or the French Social Security Code, as amended, to benefit from the special tax and social security regime, even if the French Grantee is no longer an employee or corporate officer of a French Entity. In addition, the Shares issued or delivered pursuant to the French-Qualified RSUs may not be sold or transferred during any applicable Closed Period.

(c) Death and Disability.

(i) *Death*. Upon the death of a French Grantee, all French-Qualified RSUs held by the French Grantee shall become immediately vested and the underlying Shares transferable to the French Grantee's heirs, unless vesting of such French-Qualified RSUs is also subject to performance-vesting conditions, in which case, the Award Agreement delivered to the French Grantee may provide that the underlying Shares will not become vested and transferable to the French Grantee's heirs unless and until the performance vesting conditions are satisfied. When the underlying Shares become transferable, the Company will issue or deliver the Shares to the French Grantee's heirs at their request, provided the heirs contact the Company and request such transfer of the Shares within six (6) months after the French Grantee's death. If the French Grantee's heirs do not request the issuance or delivery of the underlying Shares within six (6) months after the French Grantee's death, the French-Qualified RSUs will be forfeited. The French Grantee's heirs will not be subject to any restrictions on the transfer of Shares set forth in Sections 9(a) or 9(b) of this French Sub-Plan.

(ii) *Disability*. In the event of a French Grantee's Disability, the terms of the applicable Award Agreement shall apply.

(d) Account for Shares. Shares acquired pursuant to French-Qualified RSUs will be recorded and held in an account in the name of the French Grantee with the Company or a broker or in such other manner as the Company otherwise may determine to ensure compliance with applicable laws, including any required holding periods.

(e) Adjustments and Change in Control. In the event of capitalization adjustments, adjustments upon a Change in Control as set forth in Section 3 of the U.S. Plan or other adjustments, the RSUs may no longer qualify as French-Qualified RSUs unless the adjustments are recognized under applicable French legal and tax rules. The Committee, at its discretion, may make adjustments to the RSUs, notwithstanding that the adjustment is not recognized under French law; however, in such case, the RSUs may no longer qualify as French-Qualified RSUs. Finally, if the French-Qualified RSUs are assumed or substituted or if vesting and/or settlement is accelerated due to a Change in Control, the RSUs may no longer be considered as French-Qualified RSUs.

(f)   Interpretation. The RSUs granted under this French Sub-Plan are intended to qualify for the specific tax and social security treatment applicable to RSUs granted under Sections L. 225-197-1 to L. 225-197-6 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax law and the French tax administration, but the Company does not undertake to maintain this status. The terms of this French Sub-Plan shall be interpreted accordingly and in accordance with the relevant provisions set forth by French tax and social security laws and relevant guidelines published by French tax and social security administrations and subject to the fulfillment of legal, tax, and reporting obligations, to the extent applicable. In the event of any conflict between the provisions of this French Sub-Plan and the U.S. Plan, the provisions of this French Sub-Plan shall control for any grants of RSUs made hereunder to French Grantees.

10.   Number of Shares Granted and Shareholder Approval. The U.S. Plan and the share limitation as set forth in Section 3 of the U.S. Plan have been authorized by the Company's shareholders for grants to French Grantees and such authorization is intended to meet the requirements of Sections L. 225-177 and L. 225-179 of the French Commercial Code for French-Qualified Options and Section L. 225-197-1 of the French Commercial Code for French-Qualified RSUs, to the extent applicable to grants made by the Company.

11.   Effective Date. The French Sub-Plan was adopted at a meeting of the Committee and will become effective on November 16, 2018, subject to approval on that date by Company shareholders of the Sysco Corporation Omnibus Incentive Plan.



1390 Enclave Parkway
Houston, Texas 77077-2099

281.584.1390
www.sysco.com